ORIGINAL

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

MAIL PROCESSING SECTION
RECEIVED
MAR 14 2007

Form 6-K

P.G. 3/11/07

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2007

07047488

Commission File Number ~~1-12356~~ 1-14561

DAIMLERCHRYSLER AG

(Translation of registrant's name into English)

MERCEDESSTRASSE 137, 70327 STUTTGART, GERMANY
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____   No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________

PROCESSED
MAR 20 2007
THOMSON FINANCIAL

DAIMLERCHRYSLER AG

FORM 6-K: TABLE OF CONTENTS

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Forward-looking statements in this Annual Report:

This annual report contains forward-looking statements that reflect our current views about future events. The words “anticipate,” “assume,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “project,” “should” and similar expressions are used to identify forward looking statements. These statements are subject to many risks and uncertainties, including an economic downturn or slow economic growth, especially in Europe or North America; changes in currency exchange rates and interest rates; introduction of competing products and possible lack of acceptance of our products or services; competitive pressures which may limit our ability to reduce sales incentives and raise prices; price increases in fuel, raw materials, and precious metals; disruption of production or delivery of new vehicles due to shortages of materials, labor strikes, or supplier insolvencies; a decline in resale prices of used vehicles; the ability of the Chrysler Group to reduce costs, especially in light of restructuring activities underway at some of our major competitors in the NAFTA region, and to respond to shifts in market demand towards smaller, more fuel efficient vehicles; effective implementation of cost reduction and efficiency optimization programs, including our new management model; the business outlook of our equity investee EADS, including the financial impact of delays in and potentially lower volume of future aircraft deliveries; changes in laws, regulations and government policies, particularly those relating to vehicle emissions, fuel economy and safety, the resolution of pending governmental investigations and the outcome of pending or threatened future legal proceedings; and other risks and uncertainties, some of which we describe under the heading "Risk Report" in this Annual Report and under the headings “Risk Factors” and “Legal Proceedings” in this Annual Report on Form 20-F filed with the Securities and Exchange Commission. If any of these risks and uncertainties materialize, or if the assumptions underlying any of our forward looking statements prove incorrect, then our actual results may be materially different from those we express or imply by such statements. We do not intend or assume any obligation to update these forward looking statements. Any forward looking statement speaks only as of the date on which it is made.

DAIMLERCHRYSLER



Commitment to Excellence

Annual Report 2006

Key Figures

DaimlerChrysler Group

	2006	2005	2004	06/05
Amounts in millions of €				% change
Revenues	**151,589**	149,776	142,059	+1
Western Europe	**50,122**	47,337	48,845	+6
thereof: Germany	**22,198**	20,948	22,315	+6
NAFTA	**75,347**	77,611	73,266	-3
thereof: United States	**63,925**	67,015	64,232	-5
Other markets	**26,120**	24,828	19,948	+5
Employees (at year-end)	**360,385**	382,724	384,723	-6
Investments in property, plant and equipment	**5,938**	6,580	6,386	-10
Research and development expenditure	**5,331**	5,649	5,658	-6
Cash provided by operating activities	**14,016**	12,353	11,060	+13
Operating profit	**5,517**	5,185	5,754	+6
Net income	**3,227**	2,846	2,466	+13
per share (in €)	**3.16**	2.80	2.43	+13
Total dividend	**1,542**	1,527	1,519	+1
Dividend per share (in €)	**1.50**	1.50	1.50	0

DaimlerChrysler Divisions >

Divisions

Amounts in millions of €	2006	2005	2004	06/05 % change
Mercedes Car Group				
Operating profit (loss)	**2,415**	(505)	1,666	.
Revenues	**54,579**	50,015	49,630	+9
Investments in property, plant and equipment	**1,663**	1,629	2,343	+2
Research and development expenditure	**2,176**	2,418	2,634	-10
Unit sales	**1,251,797**	1,216,838	1,226,773	+3
Employees (Dec. 31)	**99,343**	104,345	105,857	-5
Chrysler Group				
Operating profit (loss)	**(1,118)**	1,534	1,427	.
Revenues	**47,116**	50,118	49,498	-6
Investments in property, plant and equipment	**2,892**	3,083	2,647	-6
Research and development expenditure	**1,638**	1,710	1,570	-4
Unit sales	**2,654,710**	2,812,993	2,779,895	-6
Employees (Dec. 31)	**80,735**	83,130	84,375	-3
Truck Group				
Operating profit	**2,020**	1,606	789	+26
Revenues	**31,988**	30,368	25,207	+5
Investments in property, plant and equipment	**907**	966	638	-6
Research and development expenditure	**1,023**	944	789	+8
Unit sales	**536,956**	529,499	420,644	+1
Employees (Dec. 31)	**83,237**	84,254	82,633	-1
Financial Services				
Operating profit	**1,714**	1,468	1,250	+17
Revenues	**17,154**	15,439	13,939	+11
New business	**52,981**	48,152	50,857	+10
Contract volume	**113,297**	117,724	102,399	-4
Investments in property, plant and equipment	**29**	45	91	-36
Employees (Dec. 31)	**10,718**	11,129	11,224	-4
Van, Bus, Other				
Operating profit	**913**	1,091	1,020	-16
Revenues	**13,439**	14,835	13,972	-9
Investments in property, plant and equipment	**447**	886	680	-50
Research and development expenditure	**494**	577	451	-14
Unit sales	**305,001**	315,567	304,359	-3
Employees (Dec. 31)	**39,400**	51,093	52,792	-23

Unit Sales Structure

Mercedes Car Group

A-/B-Class	23%
C-/CLK-/SLK-Class	26%
E-/CLS-Class	20%
S-/CL-/SL-Class/SLR/Maybach	9%
M-/R-/GL-/G-Class	14%
smart	8%

Chrysler Group

Passenger cars	25%
Light trucks	20%
Sports tourers	10%
Minivans	18%
SUVs	27%

Truck Group

Trucks Europe/Latin America	26%
Trucks NAFTA	39%
Trucks Asia	35%

Vans

Vario	2%
Sprinter	61%
Vito/Viano	37%

Buses

Mercedes-Benz	24%
Setra	6%
Orion	2%
Chassis	68%

Dieter Zetsche

Rüdiger Grube

Thomas W. LaSorda

Günther Fleig

Thomas Weber

Bodo Uebber

Andreas Renschler

Thomas W. Sidlik

Eric R. Ridenour

Our Portfolio

Mercedes Car Group
The product portfolio of the Mercedes Car Group ranges from the premium automobiles of the brands Mercedes-Benz, Mercedes-Benz AMG, Mercedes-Benz McLaren and Maybach to the high-quality small car, smart. The Mercedes Car Group is a technology leader in the automotive industry and sets new standards for safety and comfort.

Chrysler Group
The Chrysler Group comprises the Chrysler, Jeep® and Dodge brands. Its product portfolio includes passenger cars, sports tourers, minivans, sport-utility vehicles and light trucks. Chrysler enthuses its customers with pioneering concept cars and the bold implementation of these ideas in its series models. The Jeep® brand now offers a complete range of vehicles. Customers of the Dodge brand appreciate above all their vehicles' style, performance and high utility.

Truck Group
As the world's leading manufacturer of trucks, the Truck Group develops and produces vehicles of the Mercedes-Benz, Freightliner, Sterling, Western Star, Thomas Built Buses and Mitsubishi Fuso brands in a global network. The Truck Group's attractive variety of brands is based on excellent and technologically leading products as well as tailored services.

Vans
Our Vans unit supplies vehicles ranging from the Vito/Viano to the Sprinter to the Vario. These vans feature an extremely high degree of versatility, allowing great scope for specialization and adaptation to suit every customer's needs.

Buses
The Buses unit supplies buses for urban, overland and tourist applications, as well as bus chassis, from the brands Mercedes-Benz, Setra and Orion. DaimlerChrysler is the world's market leader for buses above 8 tons and has a full-line product portfolio: from minibuses to double-deckers to articulated buses. And Orion, our urban-bus brand in the United States, is the world's leading producer of hybrid buses.

Financial Services
With worldwide operations, the Financial Services division provides leasing, financing, fleet management and insurance for all of the Group's automotive brands. The DaimlerChrysler Bank in Germany also offers investment products and credit cards.

MAYBACH

Mercedes-Benz

smart

DODGE

CHRYSLER

Jeep

Mercedes-Benz

FREIGHTLINER

FUSO

STERLING TRUCKS

WESTERN STAR

Thomas BUILT BUSES

SETRA

orion

DaimlerChrysler Bank

Chrysler Financial

Mercedes-Benz Financial

DaimlerChrysler Truck Financial

Contents

DaimlerChrysler is committed to excellence in all of its activities.

In this chapter, you will find fundamental information and examples of the DaimlerChrysler world. A series of pictures shows DaimlerChrysler's attractive products and the excellent processes that stand behind them.

The Management Report is prepared in accordance with German Accounting Standard DRS 15 and is audited by independent auditors.

In this chapter, the Board of Management provides information on the business situation, the Group's finances, cash flow and profitability, and the opportunities and risks of future developments.

DaimlerChrysler comprises four divisions.

This chapter describes the business developments of the divisions. In addition, we report here on new products, major investments and the measures we have initiated to enhance quality and efficiency.

DaimlerChrysler is committed to the principles of sustainability.

This chapter provides details of the Group's cross-divisional activities. Economic, ecological and social responsibility are the basis of our actions.

The system of corporate management and supervision at DaimlerChrysler is oriented towards the German Corporate Governance Code and international standards.

This chapter explains the functions, interactions and compensation of the bodies of the company, especially the Board of Management and the Supervisory Board.

DaimlerChrysler's consolidated financial statements are prepared in accordance with US Generally Accepted Accounting Principles (US GAAP) and are audited by independent auditors.

In this chapter, the consolidated financial statements are shown in full detail.

In this section, you will find more facts and figures, supplementary information and practical suggestions for other sources of information.

Aid to navigation: List of contents on the folding page >

Chairman's Letter

Dear Shareholders,

For DaimlerChrysler, the year 2006 was characterized by two opposing trends. In the North American market, the Chrysler Group posted a significant loss due to a dramatic shift in market demand. In contrast, we posted strong earnings at the Mercedes Car Group, the Truck Group and Financial Services.



Although the Group's earnings surpassed last year's results, they came in below our original target due to the downturn at the Chrysler Group. As a result, we did not completely earn our cost of capital last year. That's an unsatisfactory performance, given that our goal is to earn considerably more than our cost of capital over the long term.

Our comprehensive Recovery and Transformation Plan for the Chrysler Group, which we presented on February 14, has two main components. The Recovery Plan consists of a package of measures that will enable us to restructure our business operations in the short term to restore profitability. The strategic Transformation Process aims at redesigning the Chrysler Group's business model in such a way that it will remain profitable in the long term, even under difficult market conditions.

In order to optimize and accelerate the presented plan we are looking into further strategic options with partners beyond business cooperation in specific areas.

At the Chrysler Group, we are continuing the product offensive we began in 2006. The ten new models we launched last year, the majority of which did not arrive in dealerships in volume until the latter half of the year, will be followed by eight more in 2007. Many of these new models will satisfy the increased demand for more fuel-efficient vehicles with lower emission levels.

The Mercedes Car Group is back on track. 2006 was an all-time record year for sales. The new CL, GL and E-Class models are delighting our customers. Plus, we have two more exciting new models coming in the spring of 2007: the new C-Class and smart fortwo. In addition, thanks to our CORE program, we significantly improved quality and reduced costs as well as boosting productivity by 10 percent.

We've also sharpened the profile of the Mercedes-Benz brand. Inspired by our rich heritage, we are putting a strong emphasis on the level of appreciation our Mercedes customers experience every time they come into contact with our people or products.

The combination of all these measures - more efficient processes, first-class products and an even stronger brand - ensured that 2006 improved on a difficult 2005. The Mercedes star is starting to shine brightly again!

To make this possible, we have had to work hard and, in some cases, experience painful cutbacks. But our success demonstrates that our approach was the right one. It also inspires us to become better still.

The Truck Group's record earnings were also the result of a combination of outstanding products and a successful efficiency-enhancing program we call "Global Excellence." Through innovative technologies, such as Active Brake Assist and BLUETEC, we continue to underscore our leadership in key areas such as safety and environmental protection. Our new hybrid-drive Fuso Canter is the cleanest light truck on the world market.

The Truck Group is also making substantial progress in the implementation of its program to harmonize processes and components across its global brands - creating powerful synergies from development all the way through production. As a result, we have created the conditions that will enable us to achieve sustained success, despite the cyclical nature of the commercial vehicle market. 2007, in which we expect a double-digit decline of the U.S. and Japanese markets, will test the effectiveness of our measures.

Our Buses unit remains the undisputed global market leader, and we've maintained the strong market position of our Vans unit.

DaimlerChrysler Financial Services seamlessly continued its positive growth, increasing its earnings for the fifth year in a row. Increased efficiency and improved processes more than compensated for the dampening effect of rising interest rates.

Overall, we are making solid progress in our efforts to create more efficient structures throughout DaimlerChrysler. Thanks to the new management model, we are establishing standardized processes in Group-wide administration. These processes will reduce the administrative work of our operating units, which, in turn, will become faster and more efficient. They will also bring the performance of our administrative activities up to our industry's benchmark level.

We experienced intense and comprehensive change at DaimlerChrysler in 2006. But there was, and is, no alternative but to strive for continuous improvement throughout our global enterprise.

We fully realize that we're demanding a great deal of our teams. That's all the more reason I want to thank all our employees, on behalf of the Board of Management, for their hard work and dedication. Without their expertise, professionalism and personal commitment we could not succeed in our mission.

Passion, respect, integrity and discipline - these are the four core values that guide our actions. They create a binding set of guidelines that help us to ensure that our behavior satisfies the strictest ethical standards.

This means that compliance is an integral component of our corporate culture. It also means that we strive to achieve a sustainable balance between individual mobility and climate protection. We take our commitment to help preserve the natural resources that are the foundation of life on earth very seriously. That's why we're intensively working on developing realistic future-oriented solutions that will further reduce the fuel consumption and emissions of our vehicles.

As a global company, we are also aware of our shared responsibility for the well-being of society as a whole. We know that we must achieve a balance of economic success, social responsibility and effective environmental protection to deliver superior results in the long term. That is the objective of our Commitment to Excellence, and why we have chosen it as the motto of our Annual Report 2006.

We owe it to our unique heritage to achieve excellence.
We owe it to our customers.
And we owe it to you, our shareholders.

DaimlerChrysler is doing everything possible to live up to its commitment to excellence - and I invite you to join us as we strive to achieve our goals.

Yours sincerely,

Dieter Zetsche



Board of Management

Günther Fleig | 58
Human Resources & Labor
Relations Director
Appointed until 2009

Thomas Weber | 52
Group Research & Mercedes Car
Group Development
Appointed until 2018

Eric R. Ridenour | 48
Chief Operating Officer (COO)
Chrysler Group
Appointed until 2008

Thomas W. LaSorda | 52
Chrysler Group
Appointed until 2012



Dieter Zetsche | 53
Chairman of the Board of Management,
Head of Mercedes Car Group
Appointed until 2010

Bodo Uebber | 47
Finance & Controlling,
Financial Services
Appointed until 2011

Andreas Renschler | 48
Truck Group
Appointed until 2010

Rüdiger Grube | 55
Corporate Development
Appointed until 2010

Thomas W. Sidlik | 57
Global Procurement & Supply
Appointed until 2008




S OK

More comfort.

With the new generation of the E-Class, our customers experience maximum driving pleasure, the latest technology and outstanding quality. In addition to its fascinating design, exceptional ride and powerful, clean engines, the car's safety equipment sets new standards. The new-generation E-Class offers PRE-SAFE®, Intelligent Light System, NECK-PRO head restraints and adaptive brake lights: innovations that no other automobile in the world can offer in this segment. This comprehensive safety equipment makes the E-Class the safest car in its class. So it's no surprise that the new generation of the E-Class has taken the lead again in the full-size segment.


EG
0 1

Fewer compromises.

The new-generation E-Class stands for maximum reliability. To ensure that vehicle quality is at the usual Mercedes standard, parts, components and vehicles were subjected to test programs on computers, on test benches and on the roads. Mercedes-Benz engineers drove a total of 5.6 million kilometers in E-Class test cars all over the world. The planning, development, purchasing, production and sales departments worked hand in hand to enhance the quality of our products, shorten development times and reduce costs. This cross-departmental collaboration is being intensified – for the benefit of our customers.







More expression and value.

The new Chrysler Sebring embodies a modern spirit like almost no other car in its segment. The Sebring's elegant exterior lines bring expressive design to the mid-size market, while the interior's modern, clean appearance features a strong focus on quality, detail and execution. Purposeful technology makes life easier and safer, while making the overall driving experience more enjoyable and adding value for customers.



Less fuel consumption.

The new Chrysler Sebring's combination of elegant design, purposeful technology, strong performance and excellent fuel efficiency targets a growing market segment. Fuel economy is a high priority for these customers, and the Chrysler Sebring's new 2.4-liter four-cylinder World Engine rivals the best in its class. These engines, produced in five plants around the world, set new standards for fuel consumption at lower production costs. The World Engine also saves gas and reduces vehicle costs in other Chrysler Group models – creating added value for customers.







More utility.

As the world's biggest truck manufacturer, the Truck Group division knows its markets and the challenges facing its customers: trucks are commercial vehicles and as such have to earn money by offering optimal economy in use. This requires excellent drivability, high loading capacity, low fuel consumption, low maintenance costs, long lifetime and minimal service time. One example of the growing market success of our premium trucks in the United States is the Western Star brand.



Less complexity.

More shared components and modules will be used in all of the Truck Group division's all brands in the future. This will reduce development and production costs. Our truck engines are one example of this modular strategy. At present, eight different engine families are in use at the Truck Group – in the future there will be just three. This will enable the division to offer a full portfolio of economical and environmentally friendly engines – with a maximum of versatility and a minimum of complexity.







More financial scope.

Our Financial Services division provides tailored financing, leasing and insurance services, so that our customers can not only drive their dream car, but also have financial scope for other personal desires. Worldwide, more than one third of all DaimlerChrysler vehicles are financed or leased by Financial Services.



Fewer formalities.

We offer our customers one-stop shopping for attractive and convenient automotive financial services. If desired, we integrate our individual service packages and insurance cover into the monthly leasing or financing installments. We simplify and accelerate the process of credit application, approval and contract with the use of modern information technology. That saves not only valuable time, but also money. And increases customer and dealer satisfaction.






S DL 1701

More service.

Drawing on many years of experience, Mercedes-Benz can offer its customers [illegible] standing service, but also the most comprehensive range of delivery vans. Outsta[illegible] means professional assistance with extremely well-trained specialists and the best workshop equipment. Fast, value-for-money and competent service quickly puts the vehicle back where its belongs: on the road – to the customer's satisfaction.


S DL 1701
Fewer stops.
The more comprehensive the service, the more efficiently a van can be used. Mercedes Benz CharterWay offers the possibility to integrate maintenance, repairs, tires, replacement vehicles and much more into the service package – if and when required. With approximately 2,500 service centers for commercial vehicles all over Europe, Mercedes-Benz service is never far away and is available all around the clock. For fewer stops, minimum time off the road, and maximum utilization.







More safety.

At DaimlerChrysler, research and development are key factors for long term market success. They help to put innovations on the road – as well as avoiding accidents with safer vehicles and reducing damage and the consequences of any accidents. As a safety pioneer, DaimlerChrysler consistently pursues the "vision of accident-free driving". The new CL-Class is a further milestone along this road: It combines the utmost exclusiveness with a fascinating driving experience and trend setting safety technology.



wer accidents.

The standard equipment of the CL-Class includes a number of groundbreaking safety features from Mercedes-Benz. Three examples are: the electronic Brake Assistant, which can shorten braking distances by up to 45%; PRE-SAFE® brakes with remote and proximity radar, to brake the car automatically if there is a danger of a rear-end collision; and PRE-SAFE®, the preventive occupant-protection system, which can recognize potentially dangerous situations and trigger measures to prepare occupants and vehicle for an impending accident and to protect them from its consequences.



Important Events in 2006



The new Mercedes-Benz Museum in Stuttgart-Untertürkheim



Production of the Mercedes-Benz E-Class in the new plant in Beijing

January

DaimlerChrysler presents new management model.
The new management model is designed to promote the Group's ongoing integration, to focus its business on core processes, and to foster collaboration within the Group. The goal is to create a lean structure with optimized and stable processes, allowing DaimlerChrysler to achieve its full potential.

February

Start of financial services for Fuso.
With the foundation of Fuso Financial in Japan, the Financial Services division extends its activities in the field of financing commercial vehicles in Asia. The new unit supports the sale of trucks and buses of the Mitsubishi Fuso brand throughout Japan.

March

Focus on the smart fortwo.
The Board of Management decides on a package of measures designed to give the smart brand sustained success and profitability. This includes discontinuing production of the smart forfour and integrating smart into the Mercedes-Benz organization. The new smart fortwo will be launched in 2007.

April

Launch of the new Sprinter.
The new Sprinter van features numerous technical innovations. It combines appealing design with excellent functionality and extremely high levels of safety and comfort.

DaimlerChrysler plans to sell 7.5% of the shares in EADS.
After receiving the approval of the Supervisory Board, the Board of Management initiates all the necessary measures to dispose of 7.5% of the shares in the European Aeronautic Defence and Space Company (EADS) by means of a forward sales agreement. The shares are sold in January 2007.

May

Opening of new Mercedes-Benz Museum.
The new Mercedes-Benz Museum in Stuttgart-Untertürkheim is the biggest automobile brand museum in the world and an architectural highlight. Together with the adjacent Mercedes-Benz Center, it forms an exciting ensemble in which visitors can experience the fascination of the Mercedes-Benz brand.

June

Launch of the Dodge brand in Europe.
With its distinctive design and SUV-like shape, the Dodge Caliber is the first Dodge-branded vehicle on the European market. It will be followed by additional models such as the Dodge Nitro in 2007.



Presentation of the new Mitsubishi Fuso Canter Eco Hybrid



The new smart fortwo

Presentation of the new CL-Class.
The new Mercedes-Benz luxury coupe combines peerless exclusivity and ambitious design with trailblazing technology and perfect driving pleasure.

July

Presentation of the Canter Eco Hybrid.
This new light truck from Mitsubishi Fuso features a parallel hybrid drive system with a turbo-charged diesel engine and an electric motor that can be used either alone or in conjunction with the diesel engine. The Canter Eco Hybrid is the most environmentally friendly series vehicle in its class, and is highly attractive due to its low fuel consumption and emissions.

Announcement of losses at the Chrysler Group.
In the context of publishing the figures for the second quarter, DaimlerChrysler announces that a loss of up to €500 million is now anticipated for the Chrysler Group in the third quarter.

September

DaimlerChrysler reduces profit guidance for 2006.
Due to the difficult market situation in the United States, a third-quarter loss of €1.2 billion is now expected for the Chrysler Group, and a loss of approximately €1 billion for the full year. As a result of reassessing the Chrysler Group's profitability, the outlook for the DaimlerChrysler Group for full-year 2006 is reduced to an operating profit in the magnitude of €5 billion.

Opening of production plant in China.
In cooperation with Beijing Automotive Industry Holding Company (BAIC), DaimlerChrysler opens a plant in Beijing for the production of the Mercedes-Benz E-Class and the Chrysler 300C. Assembly of the new Mercedes-Benz C-Class is also planned for this plant.

October

Mercedes Car Group and Truck Group report record earnings.
The Mercedes Car Group more than doubles its third-quarter operating profit to around €1 billion. The Truck Group improves its third-quarter operating profit by 57% and achieves its best-ever result from operating activities.

E320 BLUETEC launched in the United States.
The application of a modular exhaust-gas cleaning system allows fuel consumption up to 30% lower than for the same vehicle with a comparable gasoline engine. The E320 with the BLUETEC engine is the cleanest diesel car in the world and the first diesel vehicle to fulfill the strict BIN 8 emission standards in the United States.

November

World premiere of new smart fortwo.
The second generation of the smart fortwo is unveiled on a department store rooftop in Stuttgart. Two of the new car's key features are its newly developed engines and even higher standards of passive safety.

DaimlerChrysler Shares

Ongoing positive development of international stock markets | DaimlerChrysler's share price increases by 8% in 2006 | Focus on key stock exchanges | More than 70,000 shareholders use our Personal Internet Service

Development of DaimlerChrysler's share price and relevant indices

	End of 2006	End of 2005	06/05 % change
DaimlerChrysler share price (in €)	46.80	43.14	+8
DAX 30	6,597	5,408	+22
Dow Jones Euro Stoxx 50	4,120	3,579	+15
Dow Jones Industrial Average	12,463	10,718	+16
Nikkei	17,226	16,111	+7
Dow Jones Stoxx Auto Index	290	231	+26
S&P Automobiles Industry Index	121	94	+29

Stock-exchange data for DaimlerChrysler shares

ISIN	DE0007100000
German securities identification number	710000
CUSIP	D1668R123
Stock-exchange abbreviation	DCX
Reuters ticker symbol	DCXGn.DE, DCX.N
Bloomberg ticker symbol	DCX:GR

Upward trend for international stock exchanges. The generally robust state of the world economy and the stable development of companies' profits were reflected by further share-price increases on international stock markets in 2006. The Dow Jones Euro Stoxx 50 rose by 15%, the Dow Jones Industrial Average by 16% and the Nikkei by 7%, while the DAX actually gained 22%. Global stock markets fluctuated sharply during the year, however. Following significant gains in the spring, sales of stocks in May led to falling prices. This was partially a result of profit taking, but also because many investors were concerned about increasing evidence of inflationary tendencies and the incipient weakening of the US economy. Other negative factors were the high oil price at that time of well over US $70 per barrel and the conflict in the Middle East. But demand for stocks increased in the second half of the year and prices rose again significantly. The German stock market displayed a particularly positive development in 2006, profiting from its attractive valuations relative to other markets and also from a significant brightening of the country's economic outlook.

The S&P Automobiles Industry Index (of automobile manufacturers and suppliers in the United States) and the European Dow Jones Stoxx Auto Index each returned an above-average performance, although the share prices of the various European and US automobile producers increased for very different reasons. Whereas some stocks rose following the announcement of corporate restructuring measures, others climbed due to solid earnings or positive profit forecasts for the coming years. And prices of some companies' stocks benefited from the acquisition of large numbers of shares by strategic investors. In 2006, the US index S&P Automobiles Industry rose by 29% and the European Dow Jones Stoxx Auto Index climbed by 26%.

Positive development of DaimlerChrysler's share price. After DaimlerChrysler's share price had closed the year 2005 in Frankfurt (Xetra trading) at €43.14, the upward trend of the previous months continued in the first few weeks of 2006. By the middle of February, the price had risen to €50. But DaimlerChrysler shares were not immune to the generally weaker market environment in the spring. In addition to the incipient growth slowdown in the United States, there was pressure to sell due to industry-specific factors such as ongoing intense competition in the US automobile market, the high oil price and rising interest rates. The earnings situation and expectations for the Chrysler Group were also a burden. By the end of June, the price of DaimlerChrysler shares had therefore fallen to €37.01. This was its lowest level for the year, as many investors became convinced that too much weighting had been given to the negative factors and that the shares were attractively valued considering their earnings potential and dividend yield.

DaimlerChrysler share price (high/low)

(in €)



52.50
50.00
47.50
45.00
42.50
40.00
37.50
35.00
32.50
Jan Feb Mar Apr May June July Aug Sept Oct Nov Dec

Share price index



DaimlerChrysler
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As a result of this increased demand, DaimlerChrysler shares recovered a large part of their lost ground by the middle of September and developed better than the market as a whole. The upward trend was interrupted by the announcement of a reduced earnings outlook for the Chrysler Group and the DaimlerChrysler Group on September 15. But after a brief phase of sideways movement, the share price continued to climb. Demand from investors was supported by the positive development of business at the Mercedes Car Group and at the Truck Group. From the end of June until the middle of November, the price of DaimlerChrysler shares increased by nearly 30% to €48. This development was significantly better than that of both the German stock market and the international automotive sector.

At the end of November, the positive stock-market sentiment was dampened by the significant weakening of the US dollar against the euro. This prompted investors to sell shares in companies with high volumes of business in the dollar zone, consequentially putting pressure on DaimlerChrysler's share price. By the end of the year, the share price had overcome this temporary weaker phase. The closing price at the end of 2006 was €46.80 in Frankfurt (Xetra trading) and US $61.41 in New York. Following slight increases at the beginning of 2007, DaimlerChrysler's share price rose sharply after the Annual Press Conference on February 14, 2007.

Stock-exchange listings focus on major trading centers. In recent years, trading in DaimlerChrysler shares has increasingly concentrated on specific stock exchanges. For this reason, we analyzed our worldwide stock-exchange listings from a cost-benefit viewpoint in 2006. One of the factors we took into consideration was the impact of the listings on the complexity of our administrative processes. On June 20, 2006, we announced the discontinuation of listings at 12 stock exchanges in the United States, Japan and Europe. Effective December 30, 2006, DaimlerChrysler shares are now only listed on the stock exchanges in Frankfurt, New York (NYSE) and Stuttgart.

Broad shareholder base. DaimlerChrysler has a broad shareholder base of approximately 1.3 million shareholders. At the end of 2006, the largest shareholder was the Kuwait Investment Authority with a holding of 7.1%. In total, institutional investors held 72.4% of our equity and private investors held 20.5%. Around 75% of our capital stock was in the hands of European investors and around 17% was held by US investors.

In the German DAX 30 index, DaimlerChrysler shares were ranked in fifth position at the end of 2006 with a weighting of 6.47%. In the Dow Jones Euro Stoxx 50 index, our stock was represented with a weighting of 2.1%.

Global trading volume in DaimlerChrysler stock amounted to approximately 1.9 billion shares in the year 2006 (2005: 1.7 billion), of which 96 million were traded in the United States (2005: 111 million) and 1,779 million in Germany (2005: 1,577 million).

Statistics

	End of 2006	End of 2005	06/05
			% change
Capital stock (in millions of €)	**2,673**	2,647	+1
Number of shares (in millions)	**1,028.2**	1,018.2	+1
Market capitalization (in billions of €)	**48.12**	43.9	+10
Number of shareholders (in millions)	**1,3**	1.5	-13
Weightings in share indices			
DAX 30	**6.47%**	7.00%	
Dow Jones Euro Stoxx 50	**2.10%**	2.20%	
Long-term credit ratings			
Standard & Poor's	**BBB**	BBB	
Moody's	**Baa1**	A3	
Fitch	**BBB+**	BBB+	
Dominion Bond	**A(low)**	A(low)	

Statistics per share

	2006	2005	06/05
	€	€	% change
Net income (basic)	**3.16**	2.80	+13
Net income (diluted)	**3.14**	2.80	+12
Dividend	**1.50**	1.50	0
Stockholders' equity (Dec. 31)	**33.22**	35.80	-7
Share price: year-end	**46.80**[1]	43.14[1]	+8
high	**50.09**[1]	45.65[1]	+10
low	**37.01**[1]	30.20[1]	+23

1 Frankfurt Stock Exchange

Extensive Investor Relations activities. As in the prior years, the Investor Relations department provided timely information on the Group to analysts, institutional investors, rating agencies and private shareholders.

Our communication activities for institutional investors and analysts included roadshows in the major financial centers of Europe, North America and Asia, as well as a large number of one-on-one meetings in Stuttgart and Auburn Hills. We carried out presentations of the Group at the international motor shows in Detroit, Paris and Geneva. On January 24, 2006, we held a conference call, simultaneously transmitted on the Internet, to inform the capital market about our new management model, which is designed to improve the Group's competitiveness and to allow further profitable growth. We also arranged regular conference calls with live Internet transmission to provide information on our quarterly results and important changes at the Group. The key areas of capital-market communication included the Group's current development, the outlook for full-year 2006 (which was adjusted in the fall as a result of new information on profitability at the Chrysler Group) and the strategic orientation of the Group.

In order to provide information on specific divisions, we carried out two all-day information events for analysts and investors: the Mercedes Car Group Division Day and the Truck Group Division Day. The top management of these two divisions presented their strategic and operational goals and activities and explained them in detailed discussions. The two events were transmitted live on the Internet in order to make the information available to all shareholders simultaneously. The Mercedes Car Group Division Day began with a statement by the Chairman of the Board of Management on the topical issue of the Group's earnings trend following the adjustment of our profit guidance for the Chrysler Group. This timely and very open style of communication was given a very positive reception by the capital market. At the Truck Group Division Day, the Truck Group presented itself for the first time with details of its long-term return goals, products, innovations and technologies. These Investor Relations events were rounded off with presentations and test drives of new models from the product ranges of the Mercedes Car Group and the Truck Group.

Shareholder structure as of Dec. 31, 2006

By type of shareholder

Kuwait Investment Authority	7.1%
Institutional investors	72.4%
Retail investors	20.5%

By region

Germany	43.6%
Europe excluding Germany	30.9%
USA	17.2%
Rest of the world	8.3%

Enhanced Investor Relations website presence. As part of DaimlerChrysler's corporate website, the Investor Relations section at www.daimlerchrysler.com/investors is accessed approximately 40,000 times a month, equivalent to around 1,300 visits each day. 41% of visitors access the German version and 59% access the pages in English.

We improved the user friendliness of our Internet information service for shareholders in 2006, giving it a clearer navigation structure, additional tools and enhanced visual appeal.

Strong visitor interest in the Annual Meeting. Approximately 8,100 shareholders attended the Annual Meeting of Daimler-Chrysler AG at the International Congress Center (ICC) in Berlin on April 12, 2006. Nearly 39% of the equity capital was represented at the Annual Meeting. In the voting on the nine items on the agenda, the Annual Meeting adopted the recommendations of the management with large majorities. More than 40 shareholder spokespersons asked a total of over 300 questions at the Annual Meeting, which were answered by the Board of Management and the Supervisory Board. In addition, DaimlerChrysler's shareholder service replied by telephone or e-mail to some 5,900 inquiries about the Annual Meeting and other issues connected with our stock.

Shareholders go online. Our electronic information and communication service, which we are continually expanding and improving for our shareholders, is becoming increasingly popular:
- The number of shareholders registered in DaimlerChrysler's Personal Internet Service increased slightly in 2006 to more than 70,000.
- Around 45,000 shareholders (2005: 35,000) received their invitations to the Annual Meeting by e-mail instead of by post in 2006.
- Approximately 26% of all entrance tickets to the Annual Meeting were ordered online.
- Around 21% of all shareholders who exercised their voting rights at the 2006 Annual Meeting used our Internet Service.
- And more than 50,000 shareholders have already decided to have their documents for the 2007 Annual Meeting sent by e-mail.

As part of the Investor Relations department's comprehensive approach, the "Personal Internet Service" provides support to our shareholders on all aspects of the Annual Meeting. In this way, we make it easier for shareholders to exercise their voting rights, as well as cutting costs and protecting the environment by reducing the use of paper.

The Personal Internet Service is also available to shareholders with other attractive functions outside the period of the Annual Meeting, acting as an additional platform for electronic communication by Investor Relations. For example, it allows personal data in the share register to be viewed and updated online. In addition, shareholders can obtain information on the Group in electronic form even more conveniently than before.

Access to the Personal Internet Service and further information on it can be found on our website at https://register.daimlerchrysler.com.

30 - 79

Management Report

Business and Strategy

The DaimlerChrysler Group

DaimlerChrysler AG was created in November 1998 through the merger of Daimler-Benz AG and Chrysler Corporation. The Daimler-Chrysler Group can look back on a tradition covering more than one hundred years and featuring pioneering achievements in automotive engineering by both of its predecessor companies. Today, DaimlerChrysler is a leading supplier of superior passenger cars, sport-utility vehicles, sports tourers, minivans and pickups, as well as the world's largest manufacturer of trucks over 6 tons and buses over 8 tons. DaimlerChrysler also holds an equity interest in the European Aeronautic Defence and Space Company (EADS), one of the world's leading companies in the field of aerospace and defense technology.

With its strong brands and a comprehensive portfolio of vehicles ranging from small cars to heavy trucks, supplemented by tailored services along the automotive value chain, DaimlerChrysler is active in nearly all of the world's countries, and has production facilities in a total of 21 countries. The worldwide networking of research and development activities and production and sales locations gives DaimlerChrysler considerable potential to enhance efficiency and gain advantages in an internationally competitive market.

Of DaimlerChrysler's total revenues of €151.6 billion in the year 2006, 33% was generated by the Mercedes Car Group, 31% by the Chrysler Group, 19% by the Truck Group, 9% by the Financial Services division and 8% by the Van, Bus, Other segment.

At the end of 2006, DaimlerChrysler employed more than 360,000 people worldwide.

The products supplied by the **Mercedes Car Group** range from the premium vehicles of the Mercedes-Benz, Mercedes-Benz AMG and Mercedes-Benz McLaren brands to the Maybach luxury sedans and the high-quality small cars of the smart brand. Most of these vehicles are produced in Germany, but the division also has production facilities in the United States, France, South Africa, Brazil, India, Malaysia, Thailand, Vietnam, Indonesia and since the year 2006 also in China. The Group's most important markets in 2006 were Germany with 28% of unit sales, the other markets of Western Europe (34%), the United States (20%) and Japan (4%).

The **Chrysler Group** develops, produces and sells passenger cars, sports tourers, minivans, sport-utility vehicles and light trucks under the Chrysler, Jeep® and Dodge brands. In addition, the Chrysler Group manufactures and markets spare parts and accessories under the MOPAR brand. Most of its production facilities are in the United States, Canada and Mexico, but the production of Chrysler Group vehicles in China is also gaining importance. In 2006, 79% of its vehicles were sold in the United States, 8% in Canada, 5% in Mexico and 8% of its vehicles were exported to markets outside the NAFTA region.

As the world's leading truck manufacturer, the **Truck Group** develops and produces vehicles within a worldwide network under the brands Mercedes-Benz, Freightliner, Sterling, Western Star, Thomas Built Buses and Mitsubishi Fuso. The division's main production facilities are in North America, Western Europe, Latin America (excluding Mexico), Japan and Turkey. Its product range covers light, medium and heavy trucks for local and long-distance deliveries and construction sites, as well as the special vehicles Unimog and Econic. Due to the close links, the Truck Group's product range also includes the buses of the Thomas Built Buses and Mitsubishi Fuso brands. The division's most important sales markets in 2006 were the NAFTA region (with 35% of unit sales), Western Europe (20%), Asia (27%) and Latin America (excluding Mexico) with 7%.

Consolidated revenues by division

Mercedes Car Group	33%
Chrysler Group	31%
Truck Group	19%
Financial Services	9%
Van, Bus, Other	8%

DaimlerChrysler - business portfolio

Mercedes Car Group	Chrysler Group	Truck Group	Financial Services	Van, Bus, Other
Mercedes-Benz Passenger Cars	Chrysler	Trucks Europe/ Latin America	Americas	Vans
smart	Jeep®	Trucks NAFTA	Europe, Africa, Asia/Pacific	Buses & Coaches
Maybach	Dodge	Trucks Asia		Stake in EADS

The **Financial Services** division supports the unit sales of the DaimlerChrysler Group's automotive brands in more than 40 countries. Its product portfolio mainly comprises tailored financing and leasing packages for dealers and customers, but it also provides services such as insurance and fleet management. The focus of Financial Services' activities is in North America and Western Europe. In Germany, in addition to automotive financial services, the product portfolio of the DaimlerChrysler Bank also includes investment products and credit-card services. Daimler-Chrysler Financial Services also holds a 45% interest in the Toll Collect consortium, which on January 1, 2005 launched an electronic toll system for trucks over 12 tons on autobahns in Germany.

The **Van, Bus, Other** segment comprises the Vans and Buses units, our shareholding in the European Aeronautic Defence and Space Company (EADS), the Corporate Research department, the Group's real-estate activities and the holding and finance companies.

The **Vans** unit has production facilities at various locations in Germany, Spain and Argentina for the Mercedes-Benz series Vito/Viano, Sprinter and Vario in weight classes ranging from 2 to 7.5 tons. Its main sales markets are Western Europe (70%) and the NAFTA region (11%). The Sprinter is also sold under the Dodge and Freightliner brands in the NAFTA region, and starting in 2007 it will also be manufactured in the United States.

DaimlerChrysler Buses' product range comprises buses for tourist, urban and interurban applications, as well as bus chassis, under the Mercedes-Benz, Setra and Orion brands. The unit's most important production sites are in Germany, Turkey, Brazil and the NAFTA region. In 2006, 48% of its revenues were generated in Western Europe, 17% in the NAFTA markets and 16% in Latin America (excluding Mexico).

Legal framework

Management. DaimlerChrysler is a stock corporation domiciled in Germany (see page 112 ff). It is managed by a Board of Management, whose members are authorized to represent it vis-a-vis third parties. The Board of Management must have at least two members, who are appointed by the Supervisory Board for a maximum period of five years, in accordance with Section 84 of the German Stock Corporation Act. Reappointment or the extension of a period of office, in each case for a maximum of five years, is permissible. The Supervisory Board of Daimler-Chrysler AG has resolved, however, generally to limit such appointments and reappointments to three years in the future. These appointments and reappointments can only be made by a resolution of the Supervisory Board; reappointments may generally not be made more than one year before the end of the current period of office. The Supervisory Board appoints one of the members of the Board of Management as the Chairman of the Board of Management.

The Supervisory Board can revoke the appointment of a member of the Board of Management and of the Chairman of the Board of Management if there is an important reason to do so. Such a reason could be, for example, gross neglect of duty, lack of ability to conduct the management in a proper manner, or a vote of no confidence by the Annual Meeting.

Compensation. A description of the system of compensation and the individualized details of the compensation of the members of the Board of Management and of the Supervisory Board are shown in the **Compensation Report** on pages 120 ff.

Purpose of the company. The general purpose for which the company is organized is defined in Article 2 of the Articles of Incorporation. Pursuant to Section 179 of the German Stock Corporation Act, the Articles of Incorporation can only be changed through a resolution of the Annual Meeting. In accordance with Article 19, Paragraph 1 of the Articles of Incorporation, resolutions of the Annual Meeting are passed with a simple majority of the votes cast unless otherwise required by binding provisions of applicable law, and with a simple majority of the capital stock represented at the Annual Meeting if this be required. Pursuant to Section 179, Subsection 2, Sentence 2 of the German Stock Corporation Act, any amendment to the purpose of the company requires a 75% majority of the capital stock represented at the Annual Meeting.

Change of control. DaimlerChrysler AG has concluded various material agreements that include clauses regulating the possible occurrence of a change of control given below. One of the issues involved is a number of non-utilized syndicated credit lines in a total amount of US $12 billion, which the lenders are entitled to terminate if DaimlerChrysler AG becomes a subsidiary of another company or is controlled by one person or several persons acting jointly. Furthermore, DaimlerChrysler AG is a party in a joint venture for the development of fuel cell systems. This joint venture can be terminated by either of the contracting parties if the other party is subject to a change of control. A change of control is defined here as the right to give instructions to the Board of Management and to determine the company's guiding principles, the possibility to elect the majority of the members of the Supervisory Board, or possession of at least 40% of the voting rights. In addition, DaimlerChrysler AG is a party to an agreement concerning the intellectual property rights in connection with a joint venture for the development of a hybrid drive system, which in the case of a change of control of one of the partners involved, allows the other partners to terminate the agreement. A change of control as defined by this agreement refers to the beneficial ownership of the majority of the voting rights in the company, and with a stock-exchange listed company the beneficial ownership of at least 20% of the voting rights in the company if within 18 months after this limit is exceeded the majority of the members of the Supervisory Board representing the shareholders consists of persons who were proposed by the owner of the 20% of the voting rights; a change of control is also understood as a merger or amalgamation with another company, unless in the case of a stock-exchange listed company after the merger the majority of the votes are held by the previous owners and no-one has beneficial ownership of more than 20% of the voting rights; a change of ownership is also understood as the transfer of all or nearly all of the assets. Finally, DaimlerChrysler AG is a party to an agreement regulating the exercise of voting rights in EADS N.V. In the case of a change of control, this agreement stipulates that DaimlerChrysler AG is obliged, if so requested by the French party to the agreement, to make all efforts to dispose of its shares in EADS under appropriate conditions to a third party that is not a competitor of EADS or of the French contracting party of DaimlerChrysler AG. In this case, the French party has the right of preemption under the same conditions as were offered by a the third party. A change of control can also lead to the dissolution of the voting consortium. According to the EADS agreement, a change of control has taken place if a competitor of EADS N.V. or of the French contracting party either appoints so many members of the Supervisory Board of DaimlerChrysler AG that it can appoint the majority of the members of the Board of Management or holds an investment that enables it to control the day-to-day business of DaimlerChrysler AG.

New management model

On January 24, 2006, DaimlerChrysler presented a new management model with the aim of improving the Group's competitiveness. The model is designed to further integrate the Group's functions, focus operational areas more closely on their core processes, and encourage internal collaboration. It is also intended to reduce the duplication of activities in administrative areas.

The structural changes include the consolidation and integration of all administrative functions, such as Finance and Controlling, Human Resources and Strategy. Each of these functions will be centralized and will report to the Board of Management member responsible for the respective function throughout the Group. The duplication of activities between the corporate level and the operating level will be eliminated, thereby reducing complexity within the Group. The integration of administrative functions will result in shorter, faster and leaner reporting channels and decision making.

In March 2006, the Commercial Vehicles division was renamed as the "Truck Group", and since then has focused on its core business of producing and selling trucks; bus and van activities are directly managed as separate units within the new segment "Van, Bus, Other". The new structure allows a stronger orientation towards customers' specific requirements in these market segments. Due to the commonality of powertrains and components, the Bus unit will report to the head of the Truck Group and the Van unit will report to the head of the Mercedes Car Group.

In order to react faster to changing market conditions, we have more closely integrated the organization of our research, predevelopment and development departments and pooled their resources. Responsibility for product development at the Mercedes Car Group has been integrated into the newly created Board of Management area "Group Research and Mercedes Car Group Development", which acts as a research competence center for the entire DaimlerChrysler Group. In addition to its responsibility for the products of the Mercedes Car Group, it is increasingly taking on predevelopment work for all the automotive divisions.

Furthermore, the location of the Group's headquarters in Germany has been transferred from Stuttgart-Möhringen to Stuttgart-Untertürkheim.

With the implementation of the new management model, we intend to reduce our administrative expenses by an average of €1.5 billion each year. €0.5 billion of this total will be addressed by other programs, such as CORE at the Mercedes Car Group.

In order to achieve the goals of the new management model, personnel capacities are also being adjusted. This will lead to a total reduction of up to 20% in the number of persons employed in administrative departments during the years of 2006 through 2008, equivalent to approximately 6,000 jobs worldwide.

The implementation of the new management model is running according to plan. Most of the planned reductions in management positions had already taken place by the end of 2006. On July 18, 2006, we reached an agreement with the Group Employee Council on the details of the settlement of interests for employees paid according to external wage tariffs. We have been working with the new structures since August 1, 2006 and have achieved substantial efficiency gains as a result.

The total expenditure for the implementation of the program in the years 2006 through 2008 is likely to be in the region of €2 billion. Of this total, €393 million was incurred in the year 2006.

DaimlerChrysler target system



Strategy

Target system. DaimlerChrysler's strategic goal is to achieve sustainable profitable growth and thus to increase our enterprise value. We intend to be one of the most successful automobile manufacturers in the world in the medium term.

To achieve this goal, we have defined a strategic framework - the DaimlerChrysler target system - which is based on six strategic dimensions:
- Superior Products & Customer Experience
- Leading Brands
- Innovation & Technology Leadership
- Global Presence & Network
- Operational Excellence
- High Performing, Inspired People

The foundation of our target system comprises the four basic values of Passion, Respect, Integrity and Discipline. We believe that acting in accordance with these values will enable us to deliver excellent performance.

Target profile and priorities. The DaimlerChrysler target system makes our targets explicit by defining the actual situation and the target for each dimension. To improve the execution of the strategy, targets have been defined at both Group level and division level. In the dimensions "Superior Products & Customer Experience" and "Leading Brands", we aim to reach the leading position worldwide. With all the other dimensions, we intend to be among the top competitors.

One aggregate effect of the measures taken to achieve the target profile will be a significant improvement in profitability, ensuring that we hold a position among the top performers of the automobile industry.

DaimlerChrysler ScoreCard. The DaimlerChrysler ScoreCard supports us with the implementation of our strategy. It is the link between our target system and the operational management of the divisions; with its help, the status of implementation and target achievement is tracked regularly and effectively. The ScoreCard serves as an additional management instrument that supplements the financial controlling instruments with the use of non-financial performance indicators.

All dimensions are regularly measured and collated in the ScoreCard reports for discussion by the Board of Management. Deviations from the target path are thus recognized at an early stage and the required adjustments are initiated.

To assist the achievement of our targets, measures have been defined for each of the six strategic dimensions:

- **Superior Products & Customer Experience:** We want to inspire our customers with outstanding products and services. Exceptional results in terms of quality, customer satisfaction, customer perception, total vehicle costs and product appeal make a decisive contribution to our overall success. These success factors are quantified in the DaimlerChrysler ScoreCard; for example, "quality" and "customer satisfaction" are evaluated by external quality studies and internal surveys.

- **Leading Brands:** We want to position our brands clearly and attractively. With our broad brand portfolio we appeal to specific groups of customers all over the world. Consistent brand management forms the basis for this appeal. One example is the brand initiative started by the Mercedes Car Group in 2006: The profile of the Mercedes-Benz brand is to be further developed and sharpened under the brand pledge of "Appreciation", with greater focus placed on traditional values (see page 84). We regularly review the positioning of our brands with the use of various parameters. Value retention is an important indicator for the image of a brand, for example.

- **Innovation & Technology Leadership:** We want to stand out from the competition through innovation and technology leadership. We therefore concentrate on innovations that offer our customers genuine added value in everyday use. We aim to lead the way with important, customer-relevant technologies. Pioneering innovations demonstrate our outstanding position on the issue of safety and drive-system technologies: some examples are the preventive occupant protection system PRE-SAFE®, the night-view assistant, the assistance system "Active Brake Assist" and our ESP® as used in the Sprinter van series. With its BLUETEC technology, Mercedes-Benz is paving the way for a new generation of powerful and clean high-tech diesel engines. With the Mitsubishi Fuso Canter Eco Hybrid, we offer our customers the world's cleanest vehicle in the light-truck segment. By transferring such innovations to other brands at the Group, we create advantages for our entire product range in global competition. Innovation & Technology Leadership is evaluated by the success factors drive-system technology, safety, reliability and customer satisfaction. The parameters measured include the results of crash tests or fuel-consumption figures, for example.

- **Global Presence & Network:** We want to expand our global presence and utilize its potential. As a result of rising unit sales and our worldwide network of production plants and research and development facilities, we aim to strengthen our market presence and maintain a competitive cost situation over the long term. Especially with our commercial-vehicle business, we are already globally active along the entire value chain. Another important step in China has contributed to the expansion of our activities in Asia: In the middle of September 2006, DaimlerChrysler and Beijing Automotive Industry Holding Company opened a joint production plant in Beijing. This highly modern plant, in which vehicles from Mercedes-Benz, Chrysler and Mitsubishi will be assembled, will strengthen our presence in the Chinese car market and in the entire economic area of Northeast Asia. Key steps have also been taken to push forward with the planned expansion of the commercial-vehicle and financial-services businesses in Asia.

- **Operational Excellence:** We want to do the right thing - and to do it the right way! Our goal is to develop, produce and sell excellent products using processes with above-average efficiency. For this purpose, we create clear structures and lean processes. We utilize the possibilities of standardization and modularization - in all areas of the company and of the value chain. For this purpose, efficiency-improving programs are being implemented in all divisions and along the entire value chain: the new management model for all administrative departments at the Group, the CORE program at the Mercedes Car Group, the "Recovery and Transformation Plan" at the Chrysler Group presented in February 2007, the efficiency programs within the framework of the Truck Group's Global Excellence initiative, the Creating-the-Next (CTX) program at the Vans unit, BusPlus or for example Roadmap Europe at Financial Services. The DaimlerChrysler ScoreCard is also used in this context to monitor progress for the entire Group.

- **High Performing, Inspired People:** We want to have highly motivated employees, who actively contribute to the Group's success with their outstanding performance; because our employees' motivation, creativity and willingness to perform are the key to the Group's success. The aforementioned basic values of Passion, Respect, Integrity and Discipline are the basis for all our employees' actions and are essential for the achievement of top performance.

Portfolio changes. We consistently pursued our strategy of focusing on the core business once again in the year 2006.

In March 2006, after receiving the approval of the antitrust authorities, we completed the sale of our off-highway activities to EQT, a Swedish financial investor, as previously agreed upon in December 2005. The transaction covers both MTU Friedrichshafen and the off-highway activities of Detroit Diesel Corporation (DDC) and had a positive impact on operating profit of €0.3 billion.

In April 2006, DaimlerChrysler entered into a forward agreement to hedge a 7.5% interest in the European Aeronautic Defence and Space Company N.V. (EADS). In January 2007, it was decided to dispose of the shares on the basis of the contractual agreement. This resulted in a cash inflow for DaimlerChrysler of approximately €2 billion.

In February 2007, we reached an agreement with a consortium of private and public-sector investors by which DaimlerChrysler will effectively reduce its shareholding in EADS as planned by a further 7.5% to 15% while maintaining the balance of voting rights between German and French controlling shareholders. Daimler-Chrysler has placed its entire 22.5% equity interest in EADS into a new company, in which the consortium of investors will acquire a one-third interest through a special-purpose entity. This effectively represents a 7.5% stake in EADS. DaimlerChrysler will continue to control the voting rights of the entire 22.5% package of EADS shares. In return for granting the indirect shareholding in EADS, DaimlerChrysler will receive approximately €1.5 billion, with a corresponding effect on its cash flow. The transaction will be executed in the first quarter of 2007. As compensation for the indirect ownership of EADS shares, the investors will receive from DaimlerChrysler a preference dividend on the 7.5% indirect investment of 175% of the normal EADS dividend. Daimler-Chrysler has the option of dissolving the newly created company structure on July 1, 2010 at the earliest. If the structure is dissolved, DaimlerChrysler has the right either to provide the investors with EADS shares or to pay cash compensation. If EADS shares are provided, the German State, the French State and Lagardère through Sogeade will be entitled to preempt such EADS shares to retain the balance between the German and the French side.

The impacts of both transactions on DaimlerChrysler's net income will be announced with the disclosure of the results for the first quarter of 2007.

Various other disposals, such as the sale of real-estate no longer required for operational purposes, had no impact on our business portfolio. No significant acquisitions were made in the year 2006.

Economic growth

Gross domestic product, growth rate (in %) 2005 2006


10
8
6
4
2
0
Total
NAFTA
Western Europe
Japan
Asia excluding Japan
Other markets

Source: Global Insight

Global automotive markets

Unit sales growth rate 2006/2005 (in %) Passenger cars Commercial vehicles


35
30
25
20
15
10
5
0
-5
Total
Western Europe
Japan
USA[1]
South America[1]
China

Source: German Association of the Automotive Industry (VDA)

1 Segment passenger vehicles including light trucks

Economy and the industry

The world economy. The world economy continued along its expansionary path in the year 2006. Despite high raw-material prices with repeated increases for some materials, higher interest rates and some tense political situations (particularly in the Middle East), growth of 3.5% in 2005 was followed by 3.9% in 2006. This was once again significantly above the long-term average of approximately 3%. The trend was assisted by the continuation of dynamic growth rates in the United States (+3.3%) and China (+10.7%), surprisingly positive developments in Japan (+2.2%) and the ongoing strong expansion of the emerging markets (+6.9%). But another key factor for the acceleration of global growth was the significant upturn of economic activity in Western Europe (+2.7%), where developments had been disappointing in the previous year. The German economy also showed strong growth again for the first time in several years, expanding by 2.7%. However, this growth of the world economy in excess of the long-term trend could not be maintained indefinitely and the cycle already peaked in the first quarter of 2006, although with significant regional differences (at first in North America, later in Asia and at the end of the year in Western Europe). Growth was increasingly dampened during the year by the increased cost of capital, the ongoing burden of high raw-material prices, falls in the high market values of real estate in some parts of the world, and more restrictive fiscal policy in various countries. Global economic imbalances - on the one hand the current-account deficit of the United States, and on the other hand the immense foreign-currency reserves in Asia and the current-account surpluses of the oil-exporting countries - grew larger as the year progressed, along with the potential risks for the capital markets and the world economy. Economic growth in DaimlerChrysler's sales markets, weighted for each country's share of the Group's revenues, was 3.3%. This was slightly higher than the prior-year growth rate of 3.1% and the long-term trend of nearly 3% per annum. The euro gained nearly 12% against the US dollar and 13% against the Japanese yen during the course of the year, and fell slightly against the British pound (by about 2%).

Automotive markets. The overall expansion of worldwide automotive markets slowed slightly in 2006. Global demand for passenger cars continued to grow at a positive rate (+3%), but slower than in the prior year due to repeated increases in the prices of crude oil and fuel. The commercial-vehicle market showed a strong rate of expansion (+6%) - especially in the medium and heavy segments - and a continuation of lively investment activity.

Sales of passenger cars and commercial vehicles in the United States decreased slightly to 17.1 million units (2005: 17.4 million), partially as a result of higher financing costs caused by the continuous increase in interest rates and repeated sharp fuel-price rises. The latter led to a change in customer preferences: In a comparison of vehicle segments, small, fuel-efficient cars profited considerably at the expense of minivans, SUVs and pick-ups. Although demand in Western Europe increased slightly to 14.6 million passenger cars (2005: 14.5 million), car sales did not generally benefit commensurately from the region's broad economic upswing. Among the major national markets, car sales increased in Germany (+4%) and Italy (+4%), but decreased in France (-3%), the United Kingdom (-4%) and Spain (-2%). In Japan, the car market shrank by 2% to 4.6 million passenger cars despite the country's positive economic performance. Driven by double-digit growth rates for car sales in China and India, the emerging markets of Asia were once again the main source of growth for the global automobile industry. South America also continued its dynamic expansion, while higher sales in Central and Eastern Europe were almost solely a reflection of strong growth in Russia.

Unit sales structure

Mercedes Car Group

A-/B-Class	23%
C-/CLK-/SLK-Class	26%
E-/CLS-Class	20%
S-/CL-/SL-Class/SLR/Maybach	9%
M-/R-/GL-/G-Class	14%
smart	8%



Chrysler Group

Passenger cars	25%
Light trucks	20%
Sports tourers	10%
Minivans	18%
SUVs	27%



Truck Group

Trucks Europe/Latin America	26%
Trucks NAFTA	39%
Trucks Asia	35%



The world's major markets for commercial vehicles continued to expand in 2006. In North America, demand for trucks increased once again (+10%). However, this increase was due not only to the healthy economy, but above all to a boost in sales because of stricter emission regulations coming into force at the beginning of 2007. There was a distinct decrease in demand at the end of the year, especially for heavy and medium trucks. In Western Europe, unit sales of commercial vehicles also increased once again in 2006. Truck sales were boosted in this market by pull-forward purchases triggered by the introduction of digital tachographs in May 2006 and the mandatory introduction of the Euro 4 emission limits in the fall. In Japan, sales of heavy and medium trucks also rose in the year 2006. In China, there was a slight upturn of the commercial-vehicle market following the decline in the previous year.

Business developments

Unit sales. DaimlerChrysler sold a total of 4.7 million vehicles in 2006 (2005: 4.8 million).

The **Mercedes Car Group** sold 1,251,800 vehicles, surpassing the prior-year figure by 3%. The Mercedes-Benz brand increased its unit sales by 5% to 1,149,100 vehicles, thus strengthening its worldwide market position in the premium-car segment despite the tougher competition. The increase was primarily due to the great success of the new models launched in 2005, in particular the new S-, M- and B-Class. The new CL- and GL-Class presented in the year 2006 and the new generation of the E- and SL-Class were also given a very positive reception by the market and contributed to the overall success of the Mercedes-Benz brand. Unit sales by the smart brand decreased to 102,700 cars (2005: 124,300), but the discontinuation of the smart forfour must be taken into consideration. Unit sales of the smart fortwo developed positively. More units were sold than planned, in the ninth and last year of production before the changeover to the new model (see pages 82 ff).

The **Chrysler Group** launched a total of ten new products in 2006, and significantly expanded its sales outside the United States. However, the main factors affecting business development were the extremely intense competition and the difficult market situation in the United States, where the structure of demand shifted unexpectedly fast to the disadvantage of the Chrysler Group's product range. As a result of increased fuel prices and higher interest rates, demand decreased for large and powerful minivans, sport-utility vehicles and pickups, while sales of smaller and more economical vehicles increased. The Chrysler Group had to significantly scale back its production volumes and shipments in the second half of the year in order to reduce dealer inventories and create space for the new products. Total unit sales (factory shipments) by the Chrysler Group therefore decreased in 2006 to 2.7 million vehicles of the Chrysler, Jeep® and Dodge brands (2005: 2.8 million); retail sales in the United States decreased to 2.1 million vehicles (2005: 2.3 million) and US market share fell to 12.6% (2005: 13.2%). Since most of the new models were not launched until the end of the year, they were not yet able to offset the drop in sales of the other products (see page 86 ff).

The **Truck Group** continued its very positive development of the prior year in 2006, increasing its unit sales once again by 1% to a new record of 537,000 heavy, medium and light trucks. Unit sales by Trucks Europe/Latin America of 142,100 vehicles were 4% below the prior-year level. Growth in Western Europe was offset by falling sales in other regions, especially in the Middle East and Brazil. Unit sales by Trucks NAFTA increased by 3% to 208,300 vehicles. This increase was primarily due to the effect of purchases being brought forward because of stricter emission regulations (EPA07) effective as of January 1, 2007. Trucks Asia made progress compared with the prior year, selling 186,600 vehicles (+4%) of the Mitsubishi Fuso brand. This was the result not only of advance-purchase effects caused by the introduction of new emission standards, but above all reflected regained customer confidence following our quality offensive (see page 90 ff).

Overview of market share	2006	2005	06/05
In %			Change in %-points
Mercedes Car Group (excl. smart)			
Western Europe	**4.6**	4.5	+0.1
thereof Germany	**9.8**	10.0	-0.2
United States	**1.5**	1.7	+0.2
Japan	**1.0**	0.9	+0.1
Chrysler Group			
United States	**12.6**	13.2	-0.6
Cars USA	**6.7**	7.0	-0.3
Light trucks USA	**17.4**	18.1	-0.7
Truck Group			
Medium and heavy trucks Western Europe	**22.0**	22.2	-0.2
thereof Germany	**40.4**	42.5	-2.1
Heavy trucks NAFTA	**33.2**	36.1	-2.9
Medium trucks NAFTA	**21.4**	23.5	-2.1
Medium and heavy trucks Brazil	**31.9**	31.3	+0.6
Trucks Japan	**25.4**	23.2	+2.2
Vans			
Medium and heavy vans Western Europe	**16.0**	16.2	-0.2
thereof Germany	**25.8**	26.8	-1.0
Buses			
Heavy buses Western Europe	**25.2**	26.4	-1.2
thereof Germany	**52.2**	58.7	-6.5

Sales by the **Vans** unit of 256,900 vehicles (-4%) were slightly lower than in the prior year due to the model changeover for the Sprinter and the related dip in production. The new Sprinter was given a very positive reception by the market: 59,400 of the new model had already been sold by the end of 2006. In total, sales of the Sprinter amounted to 157,200 units (2005: 164,000). With the Vito/Viano series, the positive business development continued with sales of 94,100 units (2005: 90,900). Of the Vans unit's total sales, 180,600 units were sold in Western Europe (2005: 188,300) and 28,500 in the NAFTA region (2005: 28,100) (see page 96).

Worldwide units sales by **DaimlerChrysler Buses** reached the previous year's level at 36,200 buses and chassis of the Mercedes-Benz, Setra and Orion brands. In Europe, we maintained our leading position with sales of 8,700 units in a growing market (+4%) and a market share of 22% (2005: 22%). In Latin America (excluding Mexico), sales increased by 14% to 17,100 units and market share reached 48% (2005: 49%). In the NAFTA region, we sold 6,300 buses and chassis in a shrinking market (2005: 6,700) (see page 97).

The **Financial Services** division continued its positive development in 2006 and further improved its market position. New business increased by 10% to €53.0 billion. Contract volume of €113.3 billion was 4% lower than in the prior year; adjusted for the effects of currency translation, there was an increase of 5%. At the end of 2006, the portfolio comprised 6.5 million leased and financed vehicles. All regions contributed to the positive business development. Worldwide, the focus of our international activities was on further enhancing efficiency as well as customer and dealer satisfaction (see page 94 f).

Consolidated revenues

(in billions of €)


Western Europe
NAFTA
Other markets
175
150
125
100
75
50
25
0
2002
2003
2004
2005
2006

Order processing. The Mercedes Car Group, the Truck Group, and the Vans and Buses units produce vehicles to order in accordance with the specifications of their individual customers. We use all opportunities to flexibly adjust the production capacities of individual models to the changing levels of demand.

The Chrysler Group produces vehicles of the Chrysler, Jeep® and Dodge brands primarily on the basis of internal sales forecasts and orders from dealerships, and to a lesser extent on the basis of orders from end customers. Most end customers buy Chrysler, Jeep® and Dodge vehicles directly from dealers' inventories. The dealers monitor their inventories and order the numbers of vehicles they need from the Chrysler Group to cover local demand.

Revenues. DaimlerChrysler's total revenues increased by 1% to €151.6 billion in 2006. Adjusted for exchange-rate effects and changes in the consolidated Group, the increase amounted to 2% The Mercedes Car Group's volume of business increased by 9% to €54.6 billion, due to both higher unit sales and a more favorable model mix. As a result of its significant decrease in unit sales and the fall of the US dollar against the euro, the Chrysler Group's revenues of €47.1 billion were 6% lower than in the prior year. Due to the continuation of lively demand in nearly all major markets, the Truck Group increased its revenues by 5% to €32.0 billion. And revenues also rose at the Vans and Buses units, which are included in the Van, Bus, Other segment, by 5% to €8.5 billion and by 4% to €4.0 billion respectively. The Financial Services division contributed €17.2 billion to the Group's total revenues (2005: €15.4 billion). Revenues of €0.3 billion of the former Off-Highway business unit which was sold to Swedish financial investor EQT are still included in the Group's revenues in the first quarter of 2006 (2005: €2.1 billion). In regional terms, Daimler-Chrysler's revenues in Western Europe increased by 6% to €50.1 billion, while in the NAFTA region revenues of €75.3 billion were 3% lower than in the prior year. In the rest of the world, we expanded our business volume by 5% to €26.1 billion.

Revenues

	2006	2005	06/05
In millions of €			% change
DaimlerChrysler Group	**151,589**	149,776	+1
Mercedes Car Group	**54,579**	50,015	+9
Chrysler Group	**47,116**	50,118	-6
Truck Group	**31,988**	30,368	+5
Financial Services	**17,154**	15,439	+11
Van, Bus, Other	**13,439**	14,835	-9

Profitability

Development of earnings


(in billions of €)
Operating profit
Net income
7.5
6.0
4.5
3.0
1.5
0
2002
2003
2004
2005
2006

Operating Profit

Operating profit (loss) by segment

Amounts in millions of €	2006	2005	06/05 % change
Mercedes Car Group	**2,415**	(505)	.
Chrysler Group	**(1,118)**	1,534	.
Truck Group	**2,020**	1,606	+26
Financial Services	**1,714**	1,468	+17
Van, Bus, Other	**913**	1,091	-16
Eliminations	**(427)**	(9)	.
DaimlerChrysler Group	**5,517**	5,185	+6

DaimlerChrysler recorded an operating profit of €5,517 million in 2006, compared with €5,185 million in 2005.

The development of the Group's operating profit was primarily impacted by the significant decline in earnings at the Chrysler Group. However, this was more than offset by the substantial earnings improvement at the Mercedes Car Group and the repeated increase in earnings at the Truck Group and the Financial Services division. The contribution to earnings from the Van, Bus, Other segment was lower than in the prior year.

In 2006, less favorable currency hedging rates than in the prior year again negatively affected operating profit.

In addition, price developments for certain raw materials such as specific precious metals led to higher charges against the Group's operating profit. However, the resulting higher costs of raw materials were fully offset by active material-cost management.

Earnings in both years were impacted by special items, as shown in the following table.

Special items affecting operating profit

Amounts in millions of €	2006	2005
Mercedes Car Group		
Expenses relating to the discontinuation of the smart forfour and the realignment of the smart business model	**(946)**	(1,111)
Expenses relating to staff reductions in the context of CORE	**(286)**	(570)
Income due to adjustment of a provision for early retirement obligations	**91**	-
Income due to the release of a provision after favorable verdict in a case concerning the infringement of EU competition law	**-**	60
Chrysler Group		
Gain on the sale of Arizona Proving Grounds vehicle testing facility	**-**	240
Expenses relating to financial support for supplier Collins & Aikman	**(66)**	(99)
Lower depreciation expense for production equipment	**-**	105
Contractual penalties and asset impairment charges in connection with the reduction of purchase volumes for the Chrysler Crossfire	**-**	(107)
Truck Group		
Income from the settlement with Mitsubishi Motors Corporation concerning the expenses for quality actions at MFTBC	**-**	276
Impairment charges associated with the sale of American LaFrance	**-**	(87)
Income due to the adjustment of a provision for early retirement obligations	**55**	-
Income from disposal of the Off-Highway business	**13**	-
Van, Bus, Other		
Expenses relating to the new management model	**(393)**	-
Income from disposal of the Off-Highway business	**248**	-
Income from the sale of real-estate not required for operating purposes	**133**	-
Income due to the adjustment of a provision for early retirement obligations	**20**	-

The **Mercedes Car Group** achieved an operating profit of €2,415 million in 2006, compared with an operating loss of €505 million in the prior year.

The results of both years were significantly affected by special items. There were expenses of €946 million in connection with the discontinuation of production of the smart forfour in 2006, while the realignment of the smart business model in 2005 resulted in charges of €1,111 million. Charges relating to staff reductions at Mercedes-Benz Passenger Cars in the context of the CORE program decreased to €286 million in 2006 (2005: €570 million). Additional special items with positive effects on the results of both years are shown in the table on page 43.

The substantial increase in the division's operating profit is due in particular to the efficiency improvements achieved in the context of the CORE program. Other positive factors were the higher unit sales of Mercedes-Benz passenger cars and the improved model mix due to the launch of the new S-Class as well as the M- and GL-Class models. A negative impact on operating profit in 2006 resulted from currency effects.

The **Chrysler Group** posted an operating loss of €1,118 million in 2006, compared with an operating profit of €1,534 million in 2005.

The deterioration in operating results was primarily the result of negative net pricing, unfavorable product and sales market mix and a decline in factory unit sales in the United States. These factors reflect the continuing difficult market environment in the United States during 2006 marked by an overall decline in industry sales, a shift in consumer demand towards smaller, more fuel-efficient vehicles due to higher fuel prices as well as the impact of higher interest rates. These negative factors were partially offset by the market success of the new models, most of which were launched in the second half of the year. Several of these vehicles target this shift in consumer demand, resulting in a positive earnings contribution during the fourth quarter of the year.

In addition, the financial support provided to supplier Collins & Aikman led to a charge of €66 million in 2006, compared to €99 million in 2005. The Chrysler Group's prior-year operating profit was positively impacted by a €240 million gain on the sale of the Arizona Proving Grounds vehicle testing facility. Further special items that affected earnings in 2005 are shown in the table on page 43.

The **Truck Group** achieved an operating profit of €2,020 million in 2006, a significant increase on the previous year's result of €1,606 million. The operating profit of the prior year included exceptional income of €276 million from the settlement reached with Mitsubishi Motors Corporation relating to charges for quality actions and recall campaigns at Mitsubishi Fuso Truck and Bus Corporation. The impact of other special factors on the earnings of the two years is shown in the table on page 43.

The increase in operating profit was primarily the result of efficiency improvements realized in the context of the Global Excellence Program as well as an improved product positioning and model mix. In addition, higher unit sales, which were mainly the result of purchases brought forward because of stricter emission limits in important markets, contributed to the higher earnings. Higher expenses for new vehicle projects and for the fulfillment of future emission regulations were the main negative impacts on operating profit.

Financial Services significantly improved its operating profit from €1,468 million in 2005 to €1,714 million in 2006.

The increase in operating profit was the result of higher new business and ongoing efficiency improvements. These factors more than offset higher expenses resulting from higher interest rates and increased cost of risk. In addition, the business development at Toll Collect also contributed to the positive development of operating profit.

The **Van, Bus, Other** segment recorded an operating profit of €913 million in 2006 (2005: €1,091 million). Operating profit in 2006 includes charges of €393 million for the implementation of the new management model. These charges were mainly incurred for workforce reductions in the DaimlerChrysler Group's administrative areas. Exceptional income was achieved in 2006 from the sale of real-estate investments not required for operating purposes (€133 million) and the consummation of the sale of the off-highway business (€248 million). The operating profit in 2005 included a positive operative contribution from the off-highway business of €144 million.

The Van and Bus operating units again achieved positive results. At Mercedes-Benz Vans, however, operating profit was reduced by the launch of the new Sprinter. The Bus operating unit increased its operating profit as a result of an improved product positioning in Latin America and efficiency improvements in the context of ongoing efficiency programs.

EADS contributed €649 million to the segment's operating profit, which was below the prior-year result of €757 million. The reduction is primarily related to delays with the delivery of the Airbus A380, but less favorable currency-hedging conditions also negatively affected EADS's operating results. Additional charges arising at EADS in the fourth quarter of 2006 in connection with the delay of the Airbus A380, the decision on the development of the Airbus A350 XWB and the efficiency-improving program are not reflected in operating profit due to the three-month time lag with which EADS is included in the DaimlerChrysler Group.

The increase in **eliminations** with an effect on earnings resulted primarily from the leasing business in Germany and the increase in floor-plan financing for European dealers. The resulting profits and losses on deliveries of vehicles between the divisions have not been realized from a Group perspective and have therefore been eliminated.

Reconciliation of operating profit (loss) to income (loss) before financial income Amounts in millions of €	Mercedes Car Group	Chrysler Group	Truck Group	Financial Services	Van, Bus, Other	Total Segments	Eliminations	Daimler-Chrysler Group
2006								
Operating profit (loss)	2,415	(1,118)	2,020	1,714	913	5,944	(427)	5,517
Pension and postretirement benefit expenses, other than current and prior service costs and settlement/curtailment losses	2	(1,167)	(34)	(8)	(47)	(1,254)	-	(1,254)
Operating (profit) loss from affiliated and associated companies and financial (income) loss from related operating companies	(124)	-	10	(54)	(719)	(887)	116	(771)
Miscellaneous items	-	-	4	(4)	(115)	(115)	-	(115)
Income (loss) before financial income	2,293	(2,285)	2,000	1,648	32	3,688	(311)	3,377
2005								
Operating profit (loss)	(505)	1,534	1,606	1,468	1,091	5,194	(9)	5,185
Pension and postretirement benefit expenses, other than current and prior service costs and settlement/curtailment losses	(33)	(1,030)	(38)	(6)	(68)	(1,175)	-	(1,175)
Operating (profit) loss from affiliated and associated companies and financial (income) loss from related operating companies	(14)	(1)	(28)	38	(725)	(730)	90	(640)
Miscellaneous items	-	-	-	(5)	(144)	(149)	-	(149)
Income (loss) before financial income	(552)	503	1,540	1,495	154	3,140	81	3,221

The reconciliation item "Pension and postretirement benefit expenses, other than current and prior service costs and settlement/curtailment losses" is the sum of interest cost, the expected return on plan assets, and the amortization of unrecognized net actuarial gains or losses. Operating profit excludes these components of the net periodic pension and postretirement benefit expense, since they are driven by financial factors and are outside the responsibility of the divisions.

The reconciliation item "Operating (profit) loss from affiliated and associated companies and financial (income) loss from related operating companies" includes the contributions to earnings from our operating investments, which are reported as a component of financial income (expense), net, in the consolidated statements of income. These contributions are allocated to the operating profit of the respective divisions. In 2006 and 2005, this resulted in positive contributions to operating profit of €771 million and €640 million, respectively. The increase was partially a result of the improved proportionate share of the earnings of Toll Collect, as well as gains on the sale by affiliated companies of real-estate investments not required for operating purposes (€51 million). There was an opposing effect from the proportionate share in the earnings of EADS.

Financial performance measures

The financial performance measures used at the DaimlerChrysler Group are oriented towards our investors' interests and expectations, and provide the basis for value-based management.

Value added. For purposes of performance measurement, DaimlerChrysler differentiates between Group and divisional level. Value added is one element of the performance-measurement system at both levels, and is calculated as the difference between the operating result and the cost of capital of the average net assets in that period.

$$\text{Value Added} = \text{Profit Measure} - \underbrace{\text{Net Assets} \times \text{Cost of Capital (\%)}}_{\text{Cost of Capital}}$$

Alternatively, value added can be calculated from the return on net assets (RONA) by multiplying the difference between RONA and the cost-of-capital rate by the average net assets in that period.

$$\text{Value Added} = \left(\text{Return on Net Assets (RONA)} - \text{Cost of Capital (\%)}\right) \times \text{Net Assets}$$

Value added shows to which extent the Group and its divisions achieve or exceed the minimum return requirements of the shareholders and creditors, thus creating additional value. The methodology of value added is based on the figures provided by external reporting in accordance with US GAAP. This secures transparency both within the DaimlerChrysler Group and towards shareholders and creditors.

Profit measure. The profit measure used at Group level is net operating income (loss), which can be derived from net income (loss) as shown in the statement of income (loss). At divisional level, operating profit (loss) is used. As shown on page 46, operating profit (loss) is derived from income (loss) before financial income (expense), and reflects the specific earnings responsibility of the divisions.

Net assets. Net assets are calculated at Group level from the balance-sheet components of stockholders' equity (including minority interests) and the financial liabilities and accrued pension obligations of the industrial business. At the divisional level of the industrial business, net assets are calculated on the basis of the allocable operating components of assets and liabilities. Average net assets are calculated as an average of the net assets at the beginning and at the end of the financial year. For Financial Services, performance measurement is on an equity basis, in line with the usual practice in the banking business.

Cost of capital. The required rate of return on net assets and thus the cost of capital are derived from the minimum returns that investors expect on their invested capital. Due to their long-term financing character, unfunded pension obligations are included in addition to equity and debt when calculating the Group's cost of capital. The cost of equity is calculated using the capital-asset-pricing model (CAPM), using the interest rate for long-term, risk-free securities (such as government bonds and other fixed-interest securities) plus a risk premium reflecting the specific risks of an investment in DaimlerChrysler shares. The cost of debt is derived from the required rate of return for obligations entered into by the Group with external lenders. The cost of capital of the unfunded pension obligations is calculated on the basis of discount rates used according to US GAAP. The Group's cost of capital is then a result of the weighted average of the individually required rates of return; in the year under review, the cost of capital amounted to 7% after taxes. For the industrial divisions, the cost of capital amounted to 11% before taxes; for Financial Services, a cost of equity of 14% before taxes was used.

Return on net assets (RONA) DaimlerChrysler Group (after taxes)
(in %)


9
7.5
6
4.5
3
1.5
0
2002
2003
2004
2005
2006

Cost of capital	2006	2005
In %		
Group, after taxes	7	7
Industrial divisions, before taxes	11	11
Financial Services, before taxes	14	14

Return on net assets. The profitability ratio return on net assets (RONA) has special significance as a fundamental component of value added in DaimlerChrysler's performance-measurement system. As a quotient of the profit measure and average net assets, RONA allows a statement to be made on the return on capital of the Group or the industrial divisions. To assess the profitability of Financial Services, return on equity (ROE) is used.

Return on net assets and value added

The DaimlerChrysler Group achieved a return on net assets of 6.9% in 2006 (2005: 6.6%), which was slightly lower than the minimum required rate of return of 7%. Value added improved by €0.2 billion to minus €0.1 billion. The higher net operating income than in the prior year (2006: €3.9 billion; 2005: €3.6 billion) was partially offset by the increase in average net assets (2006: €56.7 billion; 2005: €55.3 billion). The increase in net assets was primarily due to higher deferred tax assets in the industrial business, which were mainly related to the changed accounting regulations for pensions and similar obligations.

The Mercedes Car Group division's return on net assets of 19.6% (2005: minus 3.8%) was significantly higher than the minimum required rate of return. The substantial improvement was primarily a result of increased earnings, following the efficiency enhancements achieved through the CORE program, as well as higher vehicle deliveries and an improved model mix. Another factor contributing to the increased return on net assets was the decrease in net assets. The development of net assets was particularly affected by decreases in inventories and in property, plant and equipment.

The Chrysler Group division's return on net assets of minus 11.6% (2005: 18.2%) was significantly lower than the minimum required rate of return. The decline compared with the prior year was caused by negative earnings as well as an increase in net assets. The increase in net assets was primarily due to lower accruals for product warranties as well as higher average levels of inventories and property, plant and equipment in 2006.

With a return on net assets of 24.1% (2005: 21.0%), the Truck Group once again surpassed the minimum required rate of return by a substantial margin, despite increased net assets. In addition to efficiency improvements, this positive result was primarily due to higher unit sales caused by purchases brought forward because of upcoming stricter emission regulations. To a slight extent, there was an opposing effect from the increase in net assets caused by lower accrued liabilities and investments for new products.

In the operational units of the Van, Bus, Other segment, return on net assets remained nearly unchanged. Falling earnings at Mercedes-Benz Vans and EADS were offset by a higher profit contribution from DaimlerChrysler Buses and the gain realized on the sale of the off-highway business. The segment's decrease in net assets was mainly related to the sale of the off-highway business.

The Financial Services division increased its return on equity to 18.2% (2005: 16.2%), once again surpassing its minimum required rate of return of 14%. The improvement compared with the prior year was primarily a result of the distinct increase in earnings due to the expanded volume of business in the leasing and sales-financing business and the positive development at Toll Collect.

Value added

	2006	2005	06/05
Amounts in millions of €			% change
DaimlerChrysler Group	**(58)**	(236)	.

Net assets and return on net assets

	2006	2005	2006	2005
	(Annual average, in billions of €) Net assets		Return on net assets %	
DaimlerChrysler Group, (after taxes)	**56.7**	55.3	**6.9**	6.6
Industrial divisions, (before interest and taxes)				
Mercedes Car Group	**12.3**	13.2	**19.6**	(3.8)
Chrysler Group	**9.6**	8.4	**(11.6)**	18.2
Truck Group	**8.4**	7.7	**24.1**	21.0
Van, Bus, Other [1]	**7.8**	8.4	**18.5**	18.3
	Stockholders' equity		Return on equity [2]	
Financial Services	**9.4**	9.1	**18.2**	16.2

1 Van, Bus, Other includes the operating units Van, Bus, the equity investment in EADS and, for the year 2005, the off-highway business.
2 Before taxes.

Reconciliation to net operating income

	2006	2005	06/05
Amounts in millions of €			% change
Net income (loss)	**3,227**	2,846	+13
Minority interests	**56**	74	-24
Interest expense related to industrial activities, after taxes	**153**	192	-20
Interest cost of pensions related to industrial activities, after taxes	**478**	523	-9
Net operating income	**3,914**	3,635	+8

Net assets are derived from the consolidated balance sheet – as shown in the following table:

Net assets [1] of the DaimlerChrysler Group

	2006	2005	06/05
Amounts in millions of €			% change
Stockholders' equity [2]	**33,266**	35,824	-7
Minority interests	**663**	653	+2
Financial liabilities of the industrial segment	**5,056**	4,146	+22
Pension provisions of the industrial segment	**18,467**	15,413	+20
Net assets	**57,452**	56,036	+3

1 Represents the value at year-end; the average for the year was €56.7 billion (2005: €55.3 billion).
2 Adjusted for the effects from the application of SFAS 133.

Statements of income

Consolidated statements of income

Amounts in millions of €	2006	2005	06/05 % change
Revenues	**151,589**	149,776	+1
Cost of sales	**(125,673)**	(122,861)	+2
Gross profit	**25,916**	26,915	-4
Selling, administrative and other expenses	**(18,513)**	(18,981)	-2
Research and development	**(5,331)**	(5,649)	-6
Other income	**1,305**	966	+35
Goodwill impairment	**-**	(30)	.
Income before financial income	**3,377**	3,221	+5
Financial income (expense), net	**616**	217	+184
Income before income taxes	**3,993**	3,438	+16
Income tax expense	**(706)**	(513)	+38
Minority interests	**(56)**	(74)	-24
Income before cumulative effects of changes in accounting principles	**3,231**	2,851	+13
Cumulative effects of changes in accounting principles: transition adjustments resulting from adoption of SFAS 123R and FIN 47, net of taxes	**(4)**	(5)	-20
Net income	**3,227**	2,846	+13

The DaimlerChrysler Group's **revenues** increased by 1% to €151.6 billion in 2006.

In 2006, **cost of sales** of €125.7 billion was 2% higher than in the prior year, and thus increased at a slightly higher rate than revenues. Gross margin therefore decreased to 17.1% from 18.0%. This decrease is primarily due to the disproportionately lower reduction in cost of sales at the Chrysler Group. In both years, cost of sales includes expenses incurred in connection with the restructuring of smart (2006: €0.7 billion; 2005: €0.8 billion) and with the personnel reductions at the Mercedes Car Group (2006: €0.2 billion; 2005: €0.5 billion).

Selling expenses decreased by 3% to €11.6 billion. Among other factors, this was caused by lower advertising expenditure at the Chrysler Group, currency effects and the deconsolidation of the off-highway business. In both years, selling expenses include expenses incurred in connection with the restructuring of smart (2006: €0.2 billion; 2005: €0.1 billion). The personnel reductions at the Mercedes Car Group had only a slight impact on selling expenses in 2006, compared with a charge of €0.1 billion in 2005. Expressed as a proportion of revenues, selling expenses decreased from 8.0% to 7.7%.

General administrative expenses increased by 1% to €6.2 billion. The increase was primarily caused by expenses related to the personnel reductions in administrative areas (€0.3 billion). As a proportion of revenues, general administrative expenses were unchanged compared with the prior year at 4.1%.

Other operating expenses decreased to €0.7 billion (2005: €0.9 billion). In the prior year, other operating expenses of €0.2 billion were incurred in connection with the restructuring of smart.

Research and development expenses amounted to €5.3 billion in 2006 compared to €5.6 billion in 2005. Research and development expenses as a proportion of revenues were 3.5% (2005: 3.8%). The decrease is partially due to the fact that the prior-year figure includes research and development expenses for the smart forfour and higher expenses for the smart fortwo successor model. The deconsolidation of the off-highway business and currency effects also contributed to the reduction.

Other income of €1.3 billion exceeded the prior-year figure of €1.0 billion. The disposal of the off-highway business, the sale of real-estate investments not required for operating purposes as well as higher insurance compensation resulted in other income of €0.5 billion in 2006. In 2005, the Group recorded a gain of €0.2 billion on the sale of a vehicle testing facility of the Chrysler Group.

Financial income, which consists of income from investments as well as interest income and other financial income, improved to €0.6 billion in 2006 (2005: €0.2 billion).

Income from investments of €0.4 billion in 2006 was lower than the €0.9 billion reported in the prior year, which included a gain of €0.7 billion realized on the sale of DaimlerChrysler's remaining shares in Mitsubishi Motors Corporation (MMC).

There were positive effects in 2006 in particular from the improved profit contribution from our at-equity investment in Toll Collect and from investment income following the sale of real-estate investments not required for operating purposes. The profit contribution from EADS was slightly lower than in the prior year.

The improvement in the **net interest expense** from €0.6 billion to €0.3 billion in 2006 is primarily due to reduced unrealized losses from the mark-to-market valuation of derivative financial instruments that did not qualify for hedge accounting treatment.

The **other financial income** of €0.5 billion was significantly higher than the prior-year loss of €0.1 billion. This was mainly a result of two financial transactions entered into to hedge the price risks of EADS shares. They were concluded in July 2004 for an interest of approximately 3% in EADS and in April 2006 for a 7.5% interest in EADS. The contractual agreements to dispose of EADS shares for certain prices starting in the year 2007 combined with the decrease in the stock market price of EADS shares in 2006 led to a valuation gain totaling €0.5 billion. In the year 2005 there had been a valuation loss of €0.2 billion, but also increased income from the sale of other securities.

The **income tax expense** amounted to €0.7 billion in 2006 (2005: €0.5 billion). Related to income before income taxes of €4.0 billion (2005: €3.4 billion), the effective tax rate was 17.7% compared with 14.9% in the prior year. The effective tax rate was reduced in both years by profit contributions from the Group's at-equity investment in EADS, which are mainly exempt from income tax, and by tax-free gains included in net periodic pension costs and net postretirement benefit costs.

Dividend per share

(in €)


1.50
1.00
0.50
0
2002
2003
2004
2005
2006

In addition, the comparatively low effective tax rate in 2006 reflects the composition of the Group's pre-tax earnings, which included largely tax-free income from two financial transactions to hedge the price risks of EADS shares.

Furthermore, income tax benefits arose in 2006 as a result of an agreement with the U.S. Internal Revenue Service regarding the claim for research and development credits and reflecting adjustments to certain deferred tax balances and income tax reserves, largely offset by additionally necessary income tax reserves related to the ongoing cross-border transfer pricing audits. In total, the income tax benefits associated with these effects amounted to €0.2 billion.

Opposite, the Group recorded additional valuation allowances on deferred tax assets of foreign subsidiaries.

In the year 2005, the effective tax rate was additionally reduced by partially tax-free income from the settlement agreement associated with our investment in MFTBC, the sale of Daimler-Chrysler's shares in MMC and the sale of other securities.

Additional information on income taxes can be found in Note 8 of the Notes to the Consolidated Financial Statements.

DaimlerChrysler's **net income** increased by €0.4 billion to €3.2 billion (2005: €2.8 billion). Based on the reported net income, earnings per share amounted to €3.16 compared with €2.80 in 2005.

The increase in net income reflects in particular the improvement in operating profit (€0.3 billion) and in net interest income and other financial income (€0.9 billion). There was an opposing effect from the increase in the income tax expense (€0.2 billion). An additional factor is that income from investments in 2005 included a net gain realized in the context of the sale of DaimlerChrysler's remaining shares in MMC (€0.7 billion).

Dividend

The Board of Management and the Supervisory Board will recommend to the shareholders for their approval at the Annual Meeting to be held on April 4, 2007 that €1,542 million of unappropriated profits of DaimlerChrysler AG or €1.50 per share be distributed to the shareholders. The proposed dividend takes account not only of the development of operating profit and cash flow in 2006, but also of our expectations for the coming years.

A dividend of €1,527 million or €1.50 per share was distributed for 2005.

Employees by division

DaimlerChrysler Group	360,385
Mercedes Car Group	99,343
Chrysler Group	80,735
Truck Group	83,237
Sales Organization	46,952
Financial Services	10,718
Van, Bus, Other	39,400



Workforce

360,385 employees worldwide. As of December 31, 2006, DaimlerChrysler employed a workforce of 360,385 people worldwide (2005: 382,724). Of this total, 166,617 were employed in Germany (2005: 182,060) and 94,792 in the United States (2005: 97,480). The number of apprentices and trainees at year-end was 9,352 (2005: 9,880). The reduction in the size of the workforce compared to the prior year was primarily due to the implementation of the efficiency-improvement programs in the administrative areas and operating units and the sale of the off-highway business with approximately 7,000 employees. As a result of implementing the new management model, some functions that had previously been carried out at Group level were allocated to the divisions. For example, the approximately 2,000 employees of the former Corporate Research department are now allocated to the Mercedes Car Group, following the department's merger with the Mercedes Car Group's Product Development department. At the end of 2006, 99,343 people were employed at the Mercedes Car Group (2005: 104,345), 80,735 at the Chrysler Group (2005: 83,130), 83,237 at the Truck Group (2005: 84,254) and 10,718 at the Financial Services division (2005: 11,129).

In the year 2006, personnel expenses, including healthcare and pension contributions, amounted to €24.8 billion (2005: €25.7 billion). Of this total, €18.6 billion was accounted for by wages and salaries (2005: €19.8 billion). The reduction resulted from the lower number of employees.

Headcount-reduction program at the Mercedes Car Group. During the period of October 1, 2005 to September 30, 2006, approximately 9,300 employees at the German sites of the Mercedes Car Group had signed voluntary severance agreements or had already left the company. Of this total, approximately 1,900 persons took early retirement. During the fourth quarter of 2006, an additional 400 employees accepted the severance offer.

Start of staffing measures of new management model. As a part of the new management model announced in January 2006, the number of persons employed in administrative positions worldwide is to be reduced by approximately 20%, or about 6,000 jobs, by the end of 2008. The personnel adjustments are to be carried out by means of voluntary severance agreements on the basis of "Safeguarding the Future 2012". By the end of January 2007, approximately 2,000 employees worldwide had either signed voluntary severance agreements or had already left the Group. Staff reductions at management levels had been nearly completed by the end of the year 2006.

Increases in employees' average period at the company and in the proportion of women in management functions. Worldwide, DaimlerChrysler employees' average period at the company was 14.6 years in 2006 (2005: 14.4 years). Our employees in Germany had been with us for an average of 17.1 years in 2006 (2005: 16.8 years). The average period for our employees in the United States was 13.8 years (2005: 13.5 years).

In management positions of levels 1 - 4 of DaimlerChrysler AG, the proportion of women increased significantly from last year's 8.8% to 11.0%.

Development of raw-material price index 2002–2006


260
240
220
200
180
160
140
120
100
2002
2003
2004
2005
2006

Extended Enterprise®


COST
TECHNOLOGY
SUPPLY
QUALITY
RESPONSIBILITY
COMPETITION
GLOBAL PERFORMANCE BASED COOPERATION
TRANSPARENCY

Procurement

Further optimization of procurement activities. In 2006, global procurement and supply activities were impacted by increases in raw-material prices. Additional challenges arose from the difficult financial situation of some suppliers and the tough competition in the automotive industry, especially in North America. However, by leveraging the advantages of our global procurement and supply organization, we succeeded in achieving further material-cost savings despite the challenging environment.

Substantial increases in raw-material prices. Until mid-year 2003, raw-material prices remained relatively stable. However, since then, raw-material prices for our major commodities have risen significantly, especially for steel, oil, rubber and certain precious metals. DaimlerChrysler reacted to this development by maintaining long-term agreements, allowing us to secure our steady supply of materials while minimizing the impact of future price fluctuations. We also intensified the work of our expert teams for raw-material management. These expert teams work throughout the DaimlerChrysler Group preparing forecasts for the development of raw-material prices and defining strategies to limit their impact. In addition, together with the engineering departments, the procurement organization searches for ways to save material as well as to use alternative and innovative materials in order to reduce weight.

Difficult financial situation for many suppliers. Many automotive suppliers experienced a deteriorating financial situation during 2006, especially in the North American market. The number of financially distressed suppliers increased significantly. Within the framework of our supplier risk management, we are closely following the development of these companies' financial situations and have implemented appropriate risk-management processes. We make decisions on any required support actions either individually or jointly with other automobile manufacturers. We anticipate a continuation of this critical situation for automotive suppliers in 2007.

Extended Enterprise®. The management of relationships with our suppliers is something DaimlerChrysler has been committed to for many years. With our Extended Enterprise philosophy we have a very good framework in place to foster our supplier relationships. It is based on four objective criteria: quality, technology, cost, and supply, as well as three subjective ones: communication, commitment and integrity. These criteria are the foundation for performance-based cooperation between DaimlerChrysler and its suppliers. Using all criteria, we can transparently define business processes and objectively compare performance based on facts and data. We openly discuss the results with our suppliers. To the best suppliers that demonstrated outstanding performance we annually award a trophy, the DaimlerChrysler Global Supplier Award, in various categories such as Raw Materials, Powertrain, Exterior, Chassis, Interior, Electrical/ Electronics, Procurement Services (IPS) and Logistics.

Continuation of global integration. The procurement and supply organization will continue to foster global integration including the further implementation of standardized systems and processes. The integration of worldwide procurement locations and the procurement offices in Southeast Asia and Northeast Asia will continuously support our efforts for competitive cost performance. Our integration efforts have received external recognition, for example, in May 2006, International Procurement Services (IPS), the non-production material purchasing unit, was honored with the prestigious R. Gene Richter Award. This award recognizes the strategic development of a consolidated global procurement organization and the related increase in operational and cost efficiency. As one example of the recognition our organization is receiving, this award will serve as motivation and stimulation to further enhance our organization on a globally integrated scale. By enhancing our strategic development, we achieve excellence throughout all purchasing activities and strive towards our goal of continuing to be a leading procurement organization now and in the future.

Research and development

Continued high level of research and development expenditure. In the year under review, we once again enhanced the efficiency of our research and development activities. Expenditure for research and development totaled €5.3 billion in 2006 (2005: €5.6 billion). The most important projects at the Mercedes Car Group were the new generation of the E-Class, the new version of the CL-Class, and preparations for the model change for the C-Class in 2007. The successful conclusion of these projects and the more efficient application of the expertise available within the DaimlerChrysler Group led to slightly lower research and development expenditure of €2.2 billion at the Mercedes Car Group. Nonetheless, due to the implementation of the module strategy and commonalization concepts, we succeeded in accelerating the ongoing development of drive-system technologies and emission reductions. The Chrysler Group's total research and development expenditure of €1.6 billion was lower than in the prior year. The focus was on the development of the new minivan generation, which is to be launched in North America in 2007, as well as on hybrid vehicles: the Chrysler Group will launch a hybrid version of the Dodge Durango - its first hybrid model - in 2008. The Truck Group spent €1.0 billion on research and development. Its major projects included the successor models for the Mercedes-Benz Actros and Axor, for the *Freightliner* Premium Class and for the Mitsubishi Fuso Super Great. There was also expenditure for three new engine families for heavy, medium and light truck series. As of the year 2008, the new heavy-duty engines will gradually become available in trucks of the Freightliner, Sterling, Western Star, Mitsubishi Fuso and Mercedes-Benz brands. Additional key areas of R&D activities at DaimlerChrysler were the further development of conventional drive-system technologies to make engines even cleaner and more fuel efficient. In order to reduce CO_2 emissions even further and to enable us to supply vehicles offering long-term sustainability, we are also working on lightweight components, alternative propulsion systems such as hybrid drive and fuel cells, and electronic systems for the improvement of vehicle safety. Worldwide, 25,200 people worked in DaimlerChrysler's research facilities and the divisions' product-development departments at the end of 2006.

Research and development expenditure

Amounts in millions of €	2006	2005	06/05 % change
DaimlerChrysler Group	**5,331**	5,649	-6
Mercedes Car Group	**2,176**	2,418	-10
Chrysler Group	**1,638**	1,710	-4
Truck Group	**1,023**	944	+8
Van, Bus, Other	**494**	577	-14

DaimlerChrysler spent a total of €1.7 billion on **environmental protection** in 2006 (2005: €1.5 billion). Our prime goal in this area is to make mobility sustainable for the future. We therefore permanently work on improving our products' environmental compatibility, further reducing the fuel consumption and emissions of our gasoline and diesel engines, and developing alternative propulsion systems. We use environmentally friendly production methods and promote the improvement of fossil fuels and the development and application of regenerative fuels. In recent years, we have made further progress regarding our manufacturing processes and the emissions of our vehicles. Since 1990, we have reduced the fleet consumption of our passenger cars in Germany by 30%. In the past 15 years, we have reduced the exhaust emissions of our passenger cars by more than 70%, and have reduced emissions of particulate matter by more than 95%. We have passed an important milestone with our BLUETEC *technology:* our BLUETEC trucks are already able to fulfill the strict Euro-5 emission limits that will come into force in October 2009. Mercedes-Benz sold 24,900 BLUETEC trucks in the year 2006. And all of our buses have been equipped with BLUETEC as standard equipment since the fall of 2006. In summer 2006, Mitsubishi Fuso started series production of the Canter Eco Hybrid, the world's most environmentally friendly light-duty truck. Cars with BLUETEC will fulfill the strictest exhaust-emission limits worldwide. This new technology was launched in the United States and Canada in October 2006 in the Mercedes-Benz E320 BLUETEC. This is the cleanest diesel car in the world, due to its combination of optimized engine management and the new technology for exhaust-gas aftertreatment. As of the year 2008, it is planned to gradually launch passenger cars on the European market with BLUETEC technology. A precondition for this is the availability of low-sulfur diesel fuel all over Europe.

Liquidity and Capital Resources

Principles and objectives of financial management

Financial management at DaimlerChrysler consists of capital structure management, cash and liquidity management, pension asset management, market price risk management (foreign exchange rates, interest rates and commodities) and credit and financial country risk management.

Worldwide financial management is performed in a standardized way for all Group entities by Treasury. Financial management is guided by a framework of guidelines, limits and benchmarks. Financial management is separated from other financial functions such as financial controlling, reporting, settlement and accounting.

Capital structure management designs the capital structure for the Group and all of its subsidiaries. Decisions regarding the capitalization of Financial Services companies, production, distribution, financing or regional holding companies are based on standardized Group guidelines. The levels of equity of Group companies also depend on refinancing conditions in local banking markets. In addition, it is necessary to adhere to the provisions of applicable law including the so-called thin-capitalization rules in the taxation legislation of certain countries, as well as various capital transaction restrictions and other restrictions on the transfer of capital and currencies.

Cash management determines cash requirements and surpluses on a worldwide basis. The number of external bank transactions is minimized by the Group's internal netting of cash requirements and surpluses. Netting is done by cash-concentration or cash-pooling procedures. DaimlerChrysler has established standardized processes and systems in order to control its bank accounts, internal cash clearing accounts and the execution of automated payment transactions.

Liquidity management secures DaimlerChrysler's ability to meet its payment obligations at any time. For this purpose, liquidity planning provides information about all cash flows from operating and financial activities for a rolling period of twelve months. Resulting financial requirements are covered by the use of appropriate instruments for liquidity management; liquidity surpluses are invested in the money market to optimize return. Besides operational liquidity, DaimlerChrysler keeps additional liquidity reserves, which are available on a short-term basis. These liquidity reserves include a pool of receivables from the Financial Services business which are readily available for securitization in the capital market, as well as confirmed syndicated credit lines with varying maturities.

Management of market price risks aims at minimizing the impact of fluctuations in foreign exchange rates, interest rates and commodity prices on the results of the divisions and the Group. The Group's overall exposure to these market price risks is determined to provide the basis for hedging decisions. These cover the selection of the hedging instrument and the definition of the hedging volume and corresponding period. Decisions regarding the management of risks resulting from fluctuations in foreign exchange rates, interest rates and commodity prices as well as decisions on asset-liability management are regularly made by the respective committees.

Management of pension funds comprises the optimal investment in terms of the risk-return profile of pension assets to cover the corresponding pension liabilities. The major part of pension assets is held in separate pension funds and is not available for general business purposes. The funds are allocated to different asset classes such as equities and bonds based on an optimization process which takes into account the expected growth of pension liabilities. The performance of the asset management is measured by comparing with defined benchmark indices. Decisions on ordinary and extraordinary capital contributions to the pension funds are centralized worldwide in the Global Pension Committee. Further information on pension liabilities is given in Note 24a of the Notes to the Consolidated Financial Statements.

The risk volume which is subject to **credit risk management** includes all worldwide creditor positions of DaimlerChrysler with financial institutions, issuers of securities and end customers. Credit risks with financial institutions and issuers of securities arise primarily from the trading of derivative financial instruments and the investments executed as part of our liquidity management. The management of these credit risks is mainly based on an internal limit system, which reflects the creditworthiness of the respective bank or issuer. The credit risk with end customers results from granting them a payment period for goods and services delivered. Similarly, an internal assessment of customers' creditworthiness provides the basis for quantifying the associated risk. In order to hedge these risks, bank guarantees are often demanded before delivery is initiated. The credit risk with end customers in the Financial Services business is managed on the basis of a standardized risk management process. This process defines minimum requirements for the sales-financing and leasing business and sets standards for the credit processes as well as for the identification, measurement and management of risks. The main elements for the management of credit risks are appropriate creditworthiness assessments, supported by statistical analyses and evaluation methods, as well as structured portfolio analysis and monitoring.

Financial country risk management includes various risk aspects: the risk from investments in subsidiaries and joint ventures, the risk from the cross-border financing of Group companies in risk countries, and the risk from direct sales to end customers in these countries. DaimlerChrysler has developed an internal limit system that divides all countries with DaimlerChrysler operations into risk categories. Credit volumes are restricted according to the country classification or higher guarantees are considered. Available instruments for hedging country risk such as Hermes insurance are sometimes employed. In addition, a committee sets and restricts the level of hardcurrency credits to Financial Services companies in risk countries.

Net increase (decrease) in cash and cash equivalents (maturing within 3 months or less)

(in millions of €)



14,016
7,619
-14,581
496
-467
7,083
Cash and cash equivalents 12/31/2005
Cash provided by operating activities
Cash used for investing activities
Cash provided by financing activities
Effect of foreign exchange rate changes
Cash and cash equivalents 12/31/2006

Cash flow

Cash provided by operating activities increased from €12.4 billion to €14.0 billion. This development was primarily caused by the shift within the financial-services business from financing contracts towards operating-lease contracts. The resulting increase in cash provided by operating activities is due to the fact that with operating-lease contracts the entire leasing installments are recognized in the cash flow from operating activities. With financing contracts, however, only the interest portion of the lease payment is reflected in the cash inflow from operating activities, while the amortization portion is considered in the cash flow from investing activities. The expansion of the operating-lease business also led to an increase in advance rental payments received.

There were additional positive effects from the development of business at the Mercedes Car Group, despite significant increases in severance payments related to the headcount-reduction actions and higher payments in connection with the restructuring of smart. The development of business at the Truck Group also contributed to the increase in cash provided by operating activities. But the generally negative development of business at the Chrysler Group reduced cash provided by operating activities. Cash provided by operating activities was also reduced by higher tax payments than in the prior year, due in particular to payments for prior years in Germany.

The development of working capital was mainly affected by changes in inventories. Whereas in the prior year, the increase in inventories had a negative impact on cash provided by operating activities, in 2006 there was a decrease in inventories.

Contributions to pension funds of €1.2 billion were lower than in 2005 (€1.7 billion).

Cash used for investing activities increased by €3.4 billion to €14.6 billion. The change compared with the prior year was primarily caused by the renewed expansion of the financial-services business and the related increase in additions to equipment on operating leases. That increase was only partially offset by the increased cash inflow from receivables in the financial-services business which had its main reason in higher proceeds from the sale of such receivables.

In addition, the acquisition and sale of securities increased the cash outflow for investing activities. This development was primarily due to the proceeds from the sale of the Group's remaining shares in MMC which were recognized in the prior year.

There were opposing effects reducing the cash outflow for investing activities due to higher proceeds from the sale of businesses; in 2006, €0.9 billion resulted from the sale of the off-highway business.

Lower capital expenditure for property, plant and equipment was mainly caused by a product-cycle related decrease at Mercedes-Benz Vans and changes in currency exchange rates.

The **cash flow from financing activities** resulted in a net cash inflow of €0.5 billion in 2006. The major cash outflow was the dividend distribution at DaimlerChrysler AG for the 2005 financial year (€1.5 billion), which was more than offset by net borrowing.

In the prior year, the cash flow from financing activities resulted in a net cash outflow. This was mainly due to the dividend distribution.

In 2006, the exercise of stock options resulted in a cash inflow from the issue of shares of €0.3 billion (2005: €0.2 billion).

Cash and cash equivalents with an original maturity of three months or less decreased by €0.5 billion compared with December 31, 2005 as a result of currency-translation effects. Total liquidity, which also includes longer-term investments and securities, increased from €12.6 billion to €13.1 billion.

The **free cash flow of the industrial business,** the parameter used by DaimlerChrysler to measure the Group's financing capability, decreased slightly by €0.2 billion to €1.9 billion.

Free cash flow industrial business

Amounts in billions of €	2006	2005	06/05 Change
Cash provided by operating activities	**5.2**	6.2	(1.0)
Cash used for investing activities	**(4.8)**	(4.8)	-
Changes in cash and cash equivalents (maturing after 3 months)[1] and short term securities	**1.5**	0.7	0.8
Free cash flow industrial business	**1.9**	2.1	(0.2)

The decrease was mainly due to higher cash outflows in connection with the restructuring of smart, the personnel reductions at Mercedes Car Group, and the negative course of business at the Chrysler Group. Positive effects resulted primarily from the significant improvement in operating profit at the Mercedes Car Group and the Truck Group, as well as from inventory reductions compared with increases in the prior year.

The free cash flow was reduced by higher tax payments caused by payments for previous years as well as lower payments received by the industrial business from companies in the financial-services business in connection with tax groups. To a lesser extent, the decrease in contributions to pension funds increased the free cash flow.

In the prior year, there had been proceeds from the sale of the Group's remaining shares in MMC and its interest in debis AirFinance, while in 2006, there were proceeds from the sale of the off-highway activities and higher proceeds from the sale of real-estate.

The free cash flow of the industrial business again significantly surpassed the total dividend distribution planned by DaimlerChrysler to its shareholders for the 2006 financial year.

The **net liquidity of the industrial business** (the difference between nominal debt and liquidity on the balance-sheet date) decreased by €0.9 billion to €6.4 billion.

Net liquidity industrial business

Amounts in billions of €	2006	2005	06/05 Change
Cash and cash equivalents	**5.9**	6.9	(1.0)
Short-term securities	**5.6**	4.5	1.1
Liquidity	**11.5**	11.4	0.1
Nominal debt[1]	**(5.1)**	(4.1)	(1.0)
Net liquidity	**6.4**	7.3	(0.9)

1 Bookvalue of financial liabilities adjusted for market valuation

This is mainly due to the dividend distribution by DaimlerChrysler AG for the 2005 financial year as well as currency effects. There were opposing effects increasing the net liquidity of the industrial business from the positive free cash flow and to a lesser extent from the dividend payments by the financial-services business to the industrial business.

Capital expenditure

Capital expenditure below prior year's level. DaimlerChrysler invested a total of €5.9 billion in property, plant and equipment worldwide in 2006 (2005: €6.6 billion). Investments in property, plant and equipment of €1.7 billion at the Mercedes Car Group were slightly higher than in the prior year. The division's main capital expenditure was for production equipment for the new C-Class and the new smart fortwo. The Mercedes Car Group also invested in the expansion of the plant in Bejing, where the E-Class has been produced for the Asian market since September 2006. The Chrysler Group invested €2.9 billion (2005: €3.1 billion) in property, plant and equipment to make its production processes more flexible and to continue its product offensive, as well as to upgrade powertrains and existing facilities. Also, the Chrysler Group made investments in its Mexican manufacturing operations to modernize and re-tool the facilities and to create new industrial parks for suppliers. The focus of the Truck Group's capital expenditure in 2006 was on new technologies and safety concepts. The division impressively demonstrated its innovation and technology leadership with the Mercedes-Benz Safety Truck, which includes all available safety features. The Truck Group also invested in the new modular platform for heavy and medium trucks for the markets of Western Europe, NAFTA, Latin America and Japan. Capital expenditure at the Vans unit was higher than in the prior year as a result of production changes made in the Düsseldorf and Ludwigsfelde plants in connection with the launch of the new Sprinter. Capital expenditure at the Buses unit was somewhat lower than in 2005, the main areas being safety technology and alternative drive concepts. Long-term investment projects started in previous years were continued as planned.

Investments in property, plant and equipment

	2006	2005	06/05
Amounts in millions of €			% change
DaimlerChrysler Group	**5,938**	6,580	-10
Mercedes Car Group	**1,663**	1,629	+2
Chrysler Group	**2,892**	3,083	-6
Truck Group	**907**	966	-6
Financial Services	**29**	45	-36
Van, Bus, Other	**447**	886	-50

Refinancing

DaimlerChrysler's **refinancing measures** are primarily determined by the Group's Financial Services activities. To cover the funding requirement, DaimlerChrysler makes use of a broad spectrum of financial instruments. Depending on the funding requirement and market conditions, DaimlerChrysler issues bonds, commercial paper and financial market instruments secured by receivables in various currencies. Credit lines are also used to cover financing requirements. The book value of the main refinancing instruments and the weighted average interest rates for the year 2006 are shown in the table below:

	Average interest rates 2006	Book value Dec. 31, 2006	Book value Dec. 31, 2005
	In %	Amounts in millions of €	
Bonds/notes	**5.71**	**45,636**	47,432
Commercial paper	**5.11**	**7,834**	9,104
Liabilities to banks	**4.88**	**16,835**	17,472

The financial instruments shown in the above table as of December 31, 2006 are mainly denominated in the following currencies: 56% in US dollars, 17% in euros, 8% in Canadian dollars, 4% in British pounds and 4% in Japanese yen.

The **financial liabilities** shown in the consolidated balance sheets, which in particular also include deposits from the direct banking business as well as liabilities from capital lease and residual-value guarantees, amounted to €78,518 million on December 31, 2006 (Dec. 31, 2005: €80,932 million). Of the financial liabilities, €73,462 million or 94% was accounted for by the Financial Services business (Dec. 31, 2005: €76,786 million or 95%). Detailed information on the amounts and terms of the financial liabilities is provided in Note 25 of the Notes to the Consolidated Financial Statements.

In 2006, DaimlerChrysler successfully issued benchmark notes denominated in US dollars and euros. There were also smaller issues of medium-term note programs in the form of private placements. In addition, we utilized the securitization of receivables, mainly receivables from the Financial Services business. Receivables were primarily securitized in the United States, but also in Canada and Germany. In 2006, DaimlerChrysler sold retail receivables in an amount of €15,860 million (2005: €11,575 million). Within the framework of a revolving credit facility for securitizing wholesale receivables, DaimlerChrysler also sold wholesale receivables in an amount of €32,373 million (2005: €33,922 million) to trusts and received proceeds of €32,373 million (2005: €33,892 million). With these transactions, the Group received income of €264 million in 2006 and €182 million in 2005. See Note 33 of the Notes to the Consolidated Financial Statements for further information on the sale of receivables.

At the end of 2006, DaimlerChrysler had short-term and long-term **credit lines** totaling €34.7 billion, of which €18.2 billion was not utilized. These credit lines include a US $18 billion credit facility with a syndicate of international banks. This credit facility comprises three tranches: The first tranche is a 5-year credit line maturing in May 2008, allowing DaimlerChrysler AG and various subsidiaries to draw a total of US $7 billion under this facility. DaimlerChrysler North America Holding can draw a total of US $6 billion under a 364-day facility maturing in May 2007. The third tranche is a 5-year credit line of DaimlerChrysler AG with a volume of US $5 billion. This credit line had an original maturity until December 2009. In December 2005 and 2006, we made use of our contractual option to extend this facility for another year, so that the credit line now matures in December 2011. For the period from December 2009 until December 2011, the volume of the third tranche is US $4.9 billion.

A part of this US $18 billion credit facility serves as collateral for borrowings within the commercial-paper program.

To support an asset-backed commercial-paper program in North America, a group of financial institutions has provided additional credit facilities, which were increased to a volume of US $6.3 billion in 2006 (2005: US $6.2) billion. These liquidity facilities can only be utilized by the trusts to which DaimlerChrysler sells receivables under this program.

The liquid reserves, short-term and long-term credit lines and the possibility to generate cash inflows by securitizing receivables give the Group sufficient financial flexibility of more than €50 billion to cover its refinancing needs at any time.

Credit ratings

	2006	2005
Short-term credit ratings		
Standard & Poor's	**A-2**	A-2
Moody's	**P-2**	P-2
Fitch	**F2**	F2
Dominion Bond	**R-1 (low)**	R-1 (low)
Long-term credit ratings		
Standard & Poor's	**BBB**	BBB
Moody's	**Baa1**	A3
Fitch	**BBB+**	BBB+
Dominion Bond	**A (low)**	A (low)

During the year 2006, the rating agency **Standard & Poor's** (S&P) kept its long-term rating of BBB and its short-term rating of A-2 unchanged. On August 4, 2006, S&P changed the outlook on the long-term rating from stable to positive. According to S&P, the outlook revision acknowledged the structural improvements at the Mercedes Car Group, which had successfully been tackling its quality problems, and the improvements at the so-far unprofitable smart brand. S&P considers that the Mercedes Car Group is on track to reach its announced operating-profit target of 7% return on sales in 2007. But S&P also mentioned that the progress in this division was somewhat offset by the rapidly declining results at the Chrysler Group. On September 15, 2006, S&P revised its outlook back to stable. This outlook revision followed a reduced operating profit guidance for the Chrysler Group for the third quarter and full-year 2006, as well as a lowered operating profit guidance for the DaimlerChrysler Group for the year 2006. S&P stated that the outlook change reflected the unexpectedly severe decline in profitability at the Chrysler Group.

On September 15, 2006, **Moody's Investor Service** (Moody's) downgraded the long-term ratings of DaimlerChrysler AG and its subsidiaries from A3 to Baa1, and placed all long-term ratings under review for possible downgrade. The P-2 short-term ratings were affirmed. The downgrade followed DaimlerChrysler's announcement of the reduced forecast for the Chrysler Group's operating profit for the year 2006 and reflected (i) Moody's view that one of the key conditions set for an A3 rating - maintaining the turnaround at the Chrysler Group leading to an operating margin for this division of above 3% - will not be achieved in the near term; (ii) the negative impact on DaimlerChrysler's overall profitability and cash generation with the expectation of a negative industrial free cash flow (as defined by Moody's) in 2006. The decision to place the ratings under review for possible downgrade was based on the expectation of further financial pressure resulting from (i) the ongoing weak market environment for the Chrysler Group, which will probably continue to negatively affect DaimlerChrysler's financial profile; (ii) the effects of shifting consumer trends away from more profitable large SUVs and light trucks, with which the Chrysler Group generates most of its revenues, to more fuel-efficient, less profitable smaller vehicles; (iii) the potential need for further structural measures to improve the Chrysler Group's operations. On February 14, 2007, following the presentation of the preliminary earnings figures for the year 2006 and of the Recovery and Transformation Plan for the Chrysler Group, Moody's concluded its ratings review and confirmed its Baa1 rating. The outlook on the rating remained negative.

During the year 2006, **Fitch Ratings** (Fitch) kept its long-term rating of BBB+ and its short-term rating of F2 unchanged. The outlook on the long-term rating remained stable.

During the year 2006, **Dominion Bond Rating Service** (Dominion Bond) also kept its long-term rating of A (low) and its short-term rating of R-1 (low) unchanged. The outlook on the long-term rating remained negative. Due to the Chrysler Group's difficult competitive situation, Dominion Bond changed its long-term rating from A (low) to BBB (high) on February 14, 2007. It confirmed its short-term rating of R-1 (low).

Financial Position

Balance sheet structure

(in billions of €)


190
202
202
190
Fixed assets
42%
41%
18%
18%
Stockholders' equity and minority interests
23%
24%
Accrued liabilities
Non-fixed assets
54%
54%
53%
53%
Liabilities
40%
41%
of which: Financial liabilities
of which: Liquidity
7%
6%
Other assets
4%
5%
6%
5%
Other liabilities
2006
2005
2005
2006

The Group's **total assets**, amounting to €190.0 billion, decreased by 6% compared with the prior year. The financial services business accounted for €95.5 billion of the balance sheet total (2005: €99.6 billion), or 50% of the DaimlerChrysler Group's total assets and liabilities (2005: 49%).

The decrease in total assets resulted primarily from the depreciation of the US dollar against the euro compared with the prior year. The assets and liabilities of our US companies were translated into euros using the exchange rate of €1 = US $1.3170 as of December 31, 2006 (prior year: €1 = US $1.1797 as of December 31, 2005). The depreciation of the dollar led to correspondingly lower balance sheet amounts in euros. €13.2 billion of the decrease in total assets resulted from currency translation effects. Adjusted for these effects, total assets increased by €1.6 billion.

In addition to currency effects, when compared with the prior year, the balance sheet was primarily affected by the improved funding status of pension obligations as well as the adoption of changed accounting regulations for pensions and similar obligations (SFAS 158). In particular, these regulations prescribe full balance sheet consideration of obligations not covered by fund assets. Furthermore, they restrict the recognition of assets related to such obligations. In total, intangible assets decreased by €2.4 billion and prepaid expenses increased by €1.2 billion due to these aforementioned factors, whereas accruals for pensions and similar obligations increased by €3.1 billion to €18.6 billion.

On the **asset side** of the balance sheet, property, plant and equipment decreased by 7% to €34.0 billion as a result of currency translation.

Leased equipment increased by €2.7 billion to €37.0 billion due to the growth of the operating lease business. This was partially caused by a shift from sales-financing contracts, which are classified as receivables from financial services, to operating lease contracts. Offsetting effects from currency translation amounted to €3.0 billion.

Inventories net of advance payments received decreased to €17.8 billion (2005: €19.1 billion). In addition to currency effects of approximately €1.0 billion, the decrease was attributable to the reduction of finished goods.

Receivables from financial services amounted to €52.3 billion as of December 31, 2006 (December 31, 2005: €61.1 billion). In addition to currency translation effects, the decrease was caused by the shift to operating lease contracts as well as increased sales of receivables.

€1.4 billion of the increase in other assets from €8.7 billion to €11.4 billion resulted from higher positive market values of derivative financial instruments. These financial transactions were concluded in order to hedge against currency risks and to hedge the price risks of EADS shares. In addition, retained interests from the sale of receivables increased by €0.5 billion as a result of the increase in the volume of receivables sold compared with the prior year (see also Note 33 of the Notes to the Consolidated Financial Statements).

Total liquidity increased to €13.1 billion. Cash and cash equivalents decreased by €0.6 billion while marketable securities increased by €1.0 billion.

Net deferred tax assets and liabilities increased by €2.3 billion compared with the prior year primarily due to the changed accounting regulations for pensions and similar obligations.

With the completion of the sale in 2006, the assets and liabilities of the off-highway activities, which were separately summarized and classified in the balance sheet as held for sale in 2005, are no longer reported.

On the **liability side**, stockholders' equity amounted to €34.2 billion (2005: €36.4 billion). The decrease was mainly due to changed accounting regulations for pensions and similar obligations, distribution of the 2005 dividend and currency translation effects. There were offsetting effects from the positive net income and the valuation of derivative financial instruments (which had no effect on the income statement). The equity ratio, adjusted for

Balance sheet structure industrial business

(in billions of €)


95
102
102
95
Property, plant and equipment
36%
36%
25%
26%
Stockholders' equity and minority interests
45%
47%
Accrued liabilities
Other fixed assets
12%
14%
Inventories
17%
17%
Receivables
14%
12%
26%
27%
Liabilities
Liquidity
12%
11%
Other assets
9%
10%
4%
0%
Other liabilities
2006
2005
2005
2006

the proposed dividend distribution for the 2006 financial year (€1.5 billion), remained almost unchanged at 17.2% (2005: 17.3%). The equity ratio for the industrial business amounted to 25.1% (2005: 24.8%). Revised accounting regulations for pensions and similar obligations negatively impacted the equity ratios by 3.3 and 5.9 percentage points respectively.

The €0.4 billion decrease in accrued liabilities to €46.3 billion was primarily due to a decrease in other accrued liabilities, which at €23.9 billion were €3.9 billion lower than at the end of the prior year. This was mainly caused by currency effects as well as a decrease in accruals for product warranties and negative market values of derivative financial instruments. Offsetting this decrease was the aforementioned increase in accruals for pensions and similar obligations.

The Group's financial liabilities, which primarily serve to refinance the leasing and sales-financing business, amounted to €78.5 billion at the balance sheet date (2005: €80.9 billion). Adjusted for currency translation effects, this item increased by €2.2 billion.

Trade liabilities decreased from €14.6 billion to €13.7 billion due to currency effects.

The decrease in other liabilities of €1.3 billion to €7.8 billion resulted primarily from severance payments and decreased liabilities for social benefits due.

As a result of higher advance rental payments, deferred income adjusted for currency effects increased by €0.7 billion. This increase primarily resulted from the financial services business.

At the balance sheet date, 38% of all assets (2005: 37%) and 40% of all liabilities (2005: 43%) had a maturity of less than one year.

As of December 31, 2006, the **capital stock** of DaimlerChrysler AG amounted to €2.7 billion. It is divided into 1,028,163,751 no-par-value registered shares. All shares have the same rights. Each share has one vote and is the basis for a share in the company's profits. The authorization of the Board of Management to issue new shares or to repurchase existing shares is described in Note 22 of the Notes to the Consolidated Financial Statements.

The **funded status of the Group's pension obligations** improved compared with the prior year from being underfunded by €7.2 billion to being underfunded by €2.3 billion.

On the balance-sheet date, the Group's pension obligations amounted to €37.5 billion, compared with €41.5 billion at the end of the prior year. The decrease was primarily a result of currency-translation effects of €2.7 billion and the increase in discount rates for pension plans of 0.5 of a percentage point to 4.5% for German plans and of 0.3 of a percentage point to 5.7% for non-German plans. The plan assets available to finance the pension obligations increased from €34.3 billion to €35.2 billion. The decrease of €2.5 billion due to currency translation was more than offset by the gains realized in 2006 on the German and non-German plan assets of €1.0 billion and €3.3 billion respectively and by contributions to the plan assets of €1.2 billion (2005: €1.7 billion).

The **funded status of the other postretirement benefit obligations** amounted to minus €14.1 billion as of December 31, 2006, compared with minus €15.8 billion at the end of the prior year.

The obligations totaled €16.0 billion on the balance-sheet date (2005: €17.7 billion). €1.7 billion of the decrease was mainly due to the effects of currency translation. The other changes resulted from the normal annual increase less payments to beneficiaries. Other postretirement benefit obligations were covered by plan assets of €1.9 billion (2005: €1.9 billion).

The funded status of the pension obligations and the other postretirement benefit obligations is fully recognized in the consolidated balance sheet following the first adoption of the new FASB standard 158 effective December 31, 2006.

Additional information on pension plans and similar obligations can be found in Note 24a of the Notes to the Consolidated Financial Statements.

Overall Assessment of the Economic Situation

On its way to sustained profitable growth, DaimlerChrysler AG made good progress during the year under review. Nonetheless, at the time of preparing the Group Management Report, the Board of Management's assessment of the Group's economic situation is not entirely satisfactory.

Revenues increased by 1% to €151.6 billion, which was a stronger rise than we had forecast at the beginning of 2006. On the other hand, total unit sales of 4.7 million vehicles were lower than in the prior year and lower than our target for 2006. Stronger unit sales by the Mercedes Car Group and the Truck Group were more than offset by the declining development of unit sales at the Chrysler Group. Our operating profit of €5.5 billion was lower than our target of more than €6 billion, and value added for the year under review was still slightly negative. The Group's operating profit was therefore insufficient to cover the cost of capital employed. The reason for this unsatisfactory situation was the unexpectedly difficult market and competitive situation in the United States and the resulting losses at the Chrysler Group. However, the other divisions surpassed their earnings targets. The Mercedes Car Group recorded a particularly sharp increase in profits in the year 2006. The Truck Group achieved record earnings, and Financial Services posted a repeated increase in operating profit. With the introduction of the new management model in our administrative departments, we are creating lean and stable processes to allow us to become faster, more flexible, more cost effective and thus also more competitive and profitable at all levels of the Group. The Chrysler Group's "Recovery and Transformation Plan", which was presented in February 2007, is a comprehensive program that should enable the Chrysler Group to generate sustained profits in the future, even under difficult market conditions.

The Group's liquidity was burdened during the reporting period by the negative earnings trend at the Chrysler Group and the payments related to the restructuring of smart and the headcount reduction measures in connection with CORE and the new management model. However, cash flow from operating activities increased to €14.0 billion (2005: €12.4 billion). The free cash flow from the industrial business, the parameter used at DaimlerChrysler to assess our financial strength, decreased by €0.2 billion to €1.9 billion, and the net liquidity of the industrial business fell by €0.9 billion to €6.4 billion.

The DaimlerChrysler Group's financial position was nearly unchanged compared with the prior year. Adjusted for the proposed dividend distribution for the year 2006 of €1.5 billion, the Group's equity ratio at the end of the year was 17.2% (2005: 17.3%). The equity ratio for the industrial business rose from 24.8% to 25.1%.

Events after the End of the 2006 Financial Year

Chrysler Group Recovery and Transformation Plan.
On February 14, 2007, DaimlerChrysler announced the Chrysler Group's three-year "Recovery and Transformation Plan." This plan aims to return the Chrysler Group to profitability by 2008 and redesign the business model for the Chrysler Group. The plan identifies a combination of measures designed to increase revenues and reduce costs, including: continuation of the product offensive; workforce reductions by 13,000 employees over three years; reduction of material costs by €1.15 billion; and reduction in production capacity by 400,000 units per year by eliminating work shifts and idling plants. DaimlerChrysler expects these recovery measures to result in restructuring charges of up to €1 billion to be recognized in its financial statements in 2007, with a cash impact for the year 2007 of about €0.8 billion. The plan will be supported by investments of €2.3 billion in new engines, transmissions and axles.

Further events after the end of the 2006 financial year.
Since the end of the 2006 financial year, there have been no further occurrences that are of major significance to DaimlerChrysler. The course of business in the first two months of 2007 confirms the statements made in the "Outlook" section of this Annual Report.

Risk Report

Risk management system

Within the framework of their global activities and as a result of increasingly intense competition, DaimlerChrysler's divisions are exposed to a large number of risks, which are inextricably linked with their business activities. Effective **management and control instruments** are combined into a uniform risk management system, meeting the requirements of applicable law and subject to continuous improvement, which is employed for the early detection, evaluation and management of risks. The risk management system is integrated into the value-based management and planning system. It is an integral part of the overall planning, control and reporting process in all relevant legal entities and central functions, and aims to systematically identify, assess, control and document risks. Taking defined risk categories into account, risks are identified by the management of the divisions and operating units, the key associated companies and the central departments, and are assessed regarding their probability of occurrence and possible extent of damage. Assessment of the possible extent of damage usually takes place in terms of the risks' effect on operating profit. The communication and reporting of relevant risks is controlled by value limits set by management. The responsible persons also have the task of developing, and initiating as required, measures to avoid, reduce and hedge risks. Major risks and the countermeasures taken are monitored within the framework of a regular controlling process. As well as the regular reporting, there is also an internal reporting obligation within the Group for risks arising unexpectedly. The Group's central Risk Management department regularly reports on the identified risks to the Board of Management and the Supervisory Board. The risk management system enables the Board of Management to identify key risks at an early stage and to initiate suitable countermeasures. By carrying out targeted audits, the Corporate Audit department monitors compliance with the statutory framework and with the Group's internal guidelines as defined in the Risk Management Manual, and, if required, initiates appropriate action. In addition, the external auditors test the system for the early detection of risks that is integrated into the risk management system in terms of its fundamental suitability for the early recognition of developments that could jeopardize the continued existence of the company.

Economic risks

The **world economy** continued along a distinctly expansionary path in 2006. In spite of high raw-material prices (and further price rises for some materials), increased interest rates and a rather tense geopolitical situation, particularly in the Middle East, growth of 3.9% was achieved in 2006, which was once again well above the long-term average. However, the peak of this global economic cycle was already passed during the first quarter of 2006. Factors that increasingly dampened growth as the year progressed were the rise in cost of capital, the ongoing burden of high or increased raw-material prices, the correction of excessive real-estate prices in some parts of the world, and more restrictive fiscal policies. The smooth return of the global economy to its long-term growth trend that is predicted for the year 2007 by many economists and also by DaimlerChrysler mainly depends upon how these factors develop in the future and whether their dampening effects might be stronger than currently expected. DaimlerChrysler's financial position, cash flows and profitability are therefore still exposed to considerable economic risks. Due to the great importance for the global economy of developments in the United States, an isolated severe slowdown of economic expansion there would have negative consequences for the rest of the world.

The **US economy** is increasingly dependent on the inflow of foreign capital to finance its rapidly growing current-account deficit, and this situation has become a source of considerable risk potential. If capital inflows cease or are not available in the required volumes, the country's current-account deficit will have to be corrected. This could, caused by higher interest rates and a drastic depreciation of the US dollar, lead to significantly lower growth in the United States and thus also in other regions of the world. Additional risks that would weaken economic growth in the United States are an excessive rise in capital-market interest rates and a fall in asset values (stocks, real estate). Both of these factors would in particular substantially reduce private consumption.

The economy of **Western Europe** developed positively in 2006. However, it cannot safely be assumed that the positive development of domestic demand, i.e. private consumption and investment, will continue. In Germany in particular, a growth dip seems likely for the year 2007, with the possibility of even a slight decrease in private consumption at worst. This would have negative consequences for the demand for automobiles. Due to the importance of Western Europe and thus also Germany as sales markets for DaimlerChrysler, this therefore has considerable risk potential for the Group.

To a certain extent, the situation of the **Japanese** economy is similar, although its risk level has decreased somewhat. A renewed weakening of the Japanese economy would not only significantly reduce the Group's exports to Japan, but would also place a substantial burden on the earnings trend of our subsidiary, Mitsubishi Fuso Truck and Bus Corporation.

Additional important risk potential is to be seen in the high level of **raw-material prices.** If prices were to remain high or actually continue rising, the assumed economic development would be jeopardized. Private households' purchasing power would fall and companies' costs would increase, and these two factors combined would have a negative impact on growth primarily in the oil-importing countries. An abrupt and long-term rise in the price of oil could even cause some economies to slip into recession.

A **marked reduction in growth rates in China** would also be strategically relevant for the Group, as this is currently the most dynamic automobile market in the world and has enormous potential for the future. In view of China's economic power and the sharp increase in the flows of international investment and trade with China, such a slump would not only have serious consequences for the whole of Asia, but could also cause significant growth losses for the world economy, with negative effects on DaimlerChrysler's activities. Potential economic crises in the other emerging markets in which the Group has important production facilities could also be of particular relevance. But crises in emerging markets where the Group is solely active in a sales function would result in a more limited risk exposure.

Risks for market access and the global networking of the Group's facilities could arise as a result of a failure of **multilateral trade liberalization,** in particular if international free trade was weakened in favor of regional trade blocks or a return to protectionist tendencies. A sharp rise in bilateral free-trade agreements outside the European Union could affect DaimlerChrysler's position in key foreign markets, particularly in Southeast Asia, where Japan is increasingly gaining preferred market access.

Finally, the world economy could be negatively influenced by a sustained deterioration in **consumer and investor confidence.** This could be triggered by geopolitical and military instability, concern about a possible sharp drop in share prices and the battle against terrorism.

Industry and business risks

Weak economic developments, overcapacity in the automotive industry and sluggish consumer demand could have an impact on vehicle manufacturers. This would primarily affect DaimlerChrysler's major markets in Western Europe and the NAFTA region. In the United States, **intense competitive pressure** in recent years has led to the ongoing proliferation of special financing offers and price incentives. As a result of intensifying competition in Western Europe, the practice of offering discount financing and price incentives is spreading also in this region. Weaker economic growth and ever tougher competition could make such discount financing and price incentives necessary in the future, at similar or even higher levels. This would not only reduce our earnings from the sale of new vehicles, but would also lead to lower prices for used vehicles and thus to falling residual values. Another factor is that in some markets, the United States in particular, higher fuel prices have caused many consumers to prefer smaller, more fuel-efficient vehicles. This tendency could necessitate additional measures to enhance the attractiveness of less fuel-efficient vehicles, especially at the Chrysler Group, which would have adverse effects on our profitability. A further shift in the model mix towards smaller vehicles with lower margins would also place an additional burden on the Group's financial position, cash flows and profitability.

In order to achieve the targeted level of prices, factors such as **brand image and product quality** are becoming increasingly important, as well as additional technical features resulting from innovative research and development. Furthermore, it is essential for the Group's future profitability to realize **efficiency improvements** while simultaneously fulfilling DaimlerChrysler's own high quality standards. This applies especially to the implementation of the recovery and transformation plan which Chrysler Group announced on February 14, 2007. And another important condition for increasing the profitability of the entire DaimlerChrysler Group is the successful implementation of the new management model and its related activities.

Product quality has a major influence on a customer's decision to buy a particular brand of passenger car or commercial vehicle. At the same time, technical complexity continues to grow as a result of additional features, for example for the fulfillment of various emission and fuel-economy regulations, which increases the danger of vehicle malfunctions. Technical problems could lead to further recall and repair campaigns, or could even necessitate new developments. Furthermore, deteriorating product quality can also lead to higher warranty and goodwill costs.

Legal and political frameworks also have a considerable impact on DaimlerChrysler's future business success. Regulations concerning exhaust emissions and fuel consumption and the development of energy prices play a particularly important role. The Group monitors these factors and attempts to anticipate foreseeable requirements during the phase of product development.

DaimlerChrysler counteracts **procurement risks** through targeted commodity and supplier risk management. But in view of developments in international supply markets, the effects of these measures are limited. If prices remained at their current high level for a longer period of time, or actually continue to rise, this would result in a negative impact on the Group's profitability. Increasing pressure in procurement and sales markets could also seriously jeopardize the financial situation and continued operations of suppliers and dealers. To an increasing extent, individual or joint support actions have been required by automobile manufacturers such as DaimlerChrysler in order to safeguard production and sales (see also Note 31 to the Notes to the Consolidated Financial Statements). If the situation of important suppliers should continue to deteriorate, this could require further support actions to be taken with a negative effect on earnings. If suppliers experience delivery difficulties, this could have a negative impact on the DaimlerChrysler Group's production and sales of vehicles and thus also on our profitability.

Production and business processes could also be disturbed by **unforeseeable events** such as natural disasters or terrorist attacks. Consumer confidence would be significantly affected and production could be interrupted by supply problems and intensified security measures at territorial borders. In addition, our manufacturing processes could be disturbed by failures at the data centers. Security measures and emergency plans have been prepared for such eventualities. Although other **IT risks** in the fields of network, application and system management or outsourcing and supplier management have a very low probability of occurrence, the effect of such a case arising would also have a negative impact on earnings.

The result of upcoming wage-tariff negotiations with the trade unions could lead to increases in **labor costs** that exceed the gains in productivity, while ongoing strikes would cause interruptions in production and lower vehicle shipments. In addition, the successful implementation of targeted restructuring measures depends in part on reaching an agreement with the trade unions. To date, the US automotive workers' union UAW has declined to support reductions in healthcare costs for the Chrysler Group that are comparable to those granted to other US automakers. Should we fail to reach a positive agreement in further negotiations with the UAW, the Chrysler Group would suffer a sustained competitive disadvantage.

DaimlerChrysler's Financial Services division is primarily involved in the provision of financing and leasing for Group products. The international orientation of this business and the raising of capital are linked with **credit, exchange-rate and interest-rate risks.** DaimlerChrysler counteracts these risks by means of appropriate market analyses and the use of derivative financial instruments. In addition, the US Internal Revenue Service (IRS) has challenged the tax treatment of certain leveraged leases by various companies, including DaimlerChrysler, and we are currently discussing this issue with the IRS. Although we believe that our tax treatment is appropriate and in compliance with applicable tax law and regulations, the resolution of this matter could have a significant negative impact on our cash flows.

Due to DaimlerChrysler's interest in the system to record and charge tolls for the use of highways in Germany by trucks with more than 12 metric tons gross vehicle weight, we are exposed to a number of risks which could have negative effects on the Group's financial situation, cash flows and profitability. The operation of the electronic toll-collection system is the responsibility of the operator company, **Toll Collect** GmbH, in which DaimlerChrysler holds a 45% ownership interest and which is included in the consolidated financial statements using the equity method of accounting. In addition to DaimlerChrysler's membership in the Toll Collect consortium and its equity interest in Toll Collect GmbH, guarantees were issued supporting obligations of Toll Collect GmbH towards the Federal Republic of Germany concerning the completion and operation of the toll system. The toll system went into operation on January 1, 2005 with slightly reduced functionality. On January 1, 2006, the toll system was installed with full functionality as specified in the operator contract. Risks can arise primarily due to lower tolls derived from the system and the non-fulfillment of certain contractually defined parameters, additional alleged offsetting claims by the Federal Republic of Germany beyond such claims already made, or a refusal to grant the final operating permit. Additional information on the electronic toll-collection system and the related risks can be found in the Notes to the Consolidated Financial Statements, see Note 3 (Significant Equity Method Investments), Note 30 (Legal Proceedings) and Note 31 (Contingent Obligations and Other Commercial Commitments).

DaimlerChrysler in principle bears a proportionate share of the risks of its subsidiaries and its associated and affiliated companies, including especially also the risks of EADS, in line with its share of their equity capital.

Finance market risks

The DaimlerChrysler Group is exposed to market risks from changes in foreign currency exchange rates, interest rates and equity prices. Furthermore, commodity price risks arise from procurement. These market risks may adversely affect DaimlerChrysler's financial position, cash flow, and profitability. The Group seeks to manage and control these risks primarily through its regular operating and financing activities, and, if appropriate, through the use of derivative financial instruments. Additional information on financial instruments and derivatives can be found in Note 32 of the Notes to the Consolidated Financial Statements. DaimlerChrysler evaluates these market risks by continually monitoring changes in key economic indicators and market information.

To quantify the Group's exchange rate risk, interest rate risk and equity price risk on a continuous basis, DaimlerChrysler's risk management systems employ value-at-risk analyses as recommended by the Bank for International Settlements. The value-at-risk calculations employed by DaimlerChrysler express potential losses in fair values assuming a 99% confidence level and a holding period of five days. This method is based on the variance-covariance approach of the RiskMetrics™ model. Estimates of volatilities and correlations are drawn from the RiskMetrics™ datasets and are supplemented by additional information on exchange rates, interest rates and equity prices. The DaimlerChrysler Group does not use derivative financial instruments for speculative purposes.

Any market-sensitive instruments, including equity and fixed interest bearing securities, that pension and other post-retirement benefit plans hold are not included in this quantitative and qualitative analysis. Please refer to Note 24a of the Notes to the Consolidated Financial Statements for additional information regarding the Group's pension plans.

In accordance with the organizational standards in the international banking industry, DaimlerChrysler maintains a financial risk controlling system independent of Corporate Treasury.

Exchange rate risks. The global nature of DaimlerChrysler's business activities results in cash receipts and payments denominated in various currencies. For the assessment of currency exposures, the cash inflows and outflows of the business segments are offset and netted out if they are denominated in the same currency. Currency exposures are regularly assessed and gradually hedged with suitable financial instruments, predominantly foreign exchange forwards and currency options, according to exchange rate expectations, which are constantly reviewed. The net assets of the Group which are invested in subsidiaries outside the euro zone are generally not hedged against currency risks. Besides this, DaimlerChrysler generally does not hedge the currency translation risks that arise from our subsidiaries that report their revenues and results in a functional currency other than the euro.

The following table shows value-at-risk figures for DaimlerChrysler's 2006 and 2005 portfolios of derivative financial instruments used to hedge the underlying currency exposure. We have computed the average exposure based on an end-of-quarter basis.

Value at risk

	Dec. 31, 2006	Average for 2006	Dec. 31, 2005	Average for 2005
Amounts in millions of €				
Exchange-rate-sensitive financial instruments[1]	208	261	281	253

1 Forward foreign exchange contracts, foreign exchange swap contracts, currency options.

The average value at risk of our derivative financial instruments used to hedge exchange rate risks in 2006 is comparable to that of 2005. The decrease in the period-end value at risk is primarily a result of lower exchange-rate volatilities.

Due to exchange rate fluctuations, especially of the US dollar and other major currencies against the euro, DaimlerChrysler is exposed to exchange rate risks and resultant transaction risks. These transaction risks primarily affect the Mercedes Car Group division, as a significant portion of its revenues are generated in foreign currencies while most of its costs are incurred in euros. The Truck Group division is also exposed to such transaction risks, but only to a minor degree because of its worldwide production network. The Chrysler Group's transaction risks are low, as most of its revenues and costs are generated in US dollars.

Interest rate risks. DaimlerChrysler holds a variety of interest rate sensitive financial instruments to manage its liquidity and the cash needs of the day-to-day operations. A substantial volume of interest rate sensitive assets and liabilities is related to the leasing and sales financing business operated by DaimlerChrysler Financial Services. The leasing and sales financing business enters into transactions with customers which primarily result in fixed-rate receivables. DaimlerChrysler's general policy is to match funding in terms of maturities and interest rates. However, for a limited portion of the receivables portfolio, the funding does not match in terms of maturities and interest rates. As a result, DaimlerChrysler is exposed to risks due to changes in interest rates.

DaimlerChrysler coordinates the funding activities of the Industrial Business and Financial Services at the Group level. It uses interest rate derivative instruments, such as interest rate swaps, forward rate agreements, swaptions, caps and floors, to achieve the desired interest rate maturities and asset/liability structures (asset and liability management).

The following table shows value-at-risk figures for DaimlerChrysler's 2006 and 2005 portfolios of interest rate sensitive financial instruments. We have computed the average exposure based on an end-of-quarter basis.

Value at risk

Amounts in millions of €	Dec. 31, 2006	Average for 2006	Dec. 31, 2005	Average for 2005
Interest-rate-sensitive financial instruments	**32**	**48**	89	90

In 2006, the average and the period-end values at risk of our portfolio of interest-rate-sensitive financial instruments decreased, primarily as a result of lower interest-rate volatilities and a reduction in risk positions.

Equity price risks. DaimlerChrysler holds investments in marketable equity securities and equity derivatives. In accordance with international banking standards, DaimlerChrysler does not include investments in marketable equity securities that the Group classifies as long-term investments in the equity price risk assessment. Equity derivatives used to hedge the market price risk of investments accounted for using the equity method are also not included in this assessment. Changes in the fair market value of these derivatives essentially offset changes in the fair market value of the underlying investment. The remaining equity price risk in 2006 and 2005 was not, and is currently not, material to the Group. For this reason, DaimlerChrysler does not present the value-at-risk figures for the remaining equity price risk.

Commodity price risks. Associated with DaimlerChrysler's business operations, the Group is exposed to changes in prices of commodities. DaimlerChrysler addresses these procurement risks by means of a concerted commodity and supplier risk management. To a minor extent, DaimlerChrysler uses derivative commodity instruments to reduce some of the Group's commodity price risks, primarily the risk associated with the purchase of precious metals. The risk resulting from these derivative commodity instruments in 2006 and 2005 was not, and is currently not, significant to the Group. Therefore, DaimlerChrysler does not separately present the value-at-risk figures for its derivative commodity instruments.

Ratings

The rating agencies Standard & Poor's, Moody's Investors Service, Fitch Ratings and Dominion Bond Rating Service assess the creditworthiness of DaimlerChrysler. Downgrades of the ratings provided by these agencies could have a negative impact on the Group's cost of capital.

Legal risks

Various legal proceedings are pending against DaimlerChrysler or could develop in the future. In our view, most of these proceedings constitute ordinary, routine litigation that is incidental to our business. We accrue for litigation risk with respect to a matter if the resulting obligations are probable and can be reasonable estimated. It is possible, however, that due to the final resolutions of some of these pending lawsuits our accruals could prove to be insufficient and therefore substantial additional expenditures could arise. Although the final resolution of any such lawsuit could have a material effect on the Group's earnings in any particular period, DaimlerChrysler believes that any resulting obligations are unlikely to have a sustained effect on the Group's financial position and cash flow. Information about legal proceedings can be found in Note 30 of the Notes to the Consolidated Financial Statements.

Overall risks

There are no discernible risks that, either alone or in combination with other risks, could jeopardize the continued existence of the company.

Outlook

The statements made in the Outlook section are based on the operative planning of the DaimlerChrysler Group for the years 2007 through 2009. This planning is based on premises regarding the economic situation derived from assessments made by renowned economic institutes, and on the targets set by our divisions. The forecasts for future business developments reflect the opportunities and risks offered by the anticipated market conditions and the competitive situation during the planning period.

The world economy

The world economy is unlikely to continue its above-average growth rate of 2006 in the year 2007. The anticipated slowdown will be primarily triggered by weaker growth in the United States, where domestic demand will be dampened by higher interest rates and falling real-estate prices. After three years of strong growth, the US economy is expected to expand at a rate of distinctly below 3%, which is significantly lower than its long-term average. The economies of Western Europe and Japan will also fail to match the solid growth rates that they have recently regained. In Western Europe, the recent positive revival of domestic demand will probably weaken slightly in 2007, since the two major economies of Germany and Italy will expand more slowly due to their current fiscal policies. This applies in particular to the German economy, which is expected to grow more slowly than in 2006 (2.7%) due to the increase in value-added tax. As a result of the global growth slowdown, the emerging markets will also lose a little of their dynamism, but will still record growth rates more than twice as high as in the industrialized countries. The economic region of Northeast Asia will grow the fastest, still dominated by China, but the Indian subcontinent and Eastern Europe should also show strong growth rates.

The world economy is expected to grow by just over 3%, which is a somewhat lower rate than in 2006, but still a solid rate of expansion. The greatest risks are to be seen in repeated increases in oil and raw-material prices, a bigger-than-expected weakening of economic growth in the United States, a reduction in the United States' high current-account deficit and the consequential depreciation of the US dollar.

Our planning is based on the assumption that compared with average exchange rates during 2006, the euro will appreciate against the US dollar and the British pound, but will depreciate slightly against the Japanese yen.

Automotive markets

Global demand for automobiles will continue to grow in 2007, but generally at a slower pace than in the prior year. In line with the generally weaker development of the world economy, we expect the US market for passenger cars and commercial vehicles to slightly decrease from 17.1 to 17.0 million vehicles. For the car market of Western Europe, the best that can be hoped for is sales of around 14.6 million units, similar to the level of the year 2006. The Japanese market for passenger cars should grow slightly, however. Once again, the major emerging markets are likely to drive global demand for automobiles, with substantial growth expected in 2007.

In the world's markets for commercial vehicles, a cyclical decrease in sales is expected for 2007, accentuated by purchases brought forward to the year 2006 due to upcoming stricter emission regulations in the United States and Japan. There are increasing indications that the drop in demand in the North American market - particularly for heavy Class 8 trucks - will be particularly sharp compared with the other regions, resulting in unit sales up to 40% lower than in 2006. We also anticipate significantly lower sales of commercial vehicles in Japan in 2007. On the other hand, in Western Europe, we expect only a slight decrease in demand. In the year 2008, global demand for commercial vehicles is expected to return to normal levels.

Growth in global demand for passenger cars and commercial vehicles in the coming years will continue to be primarily driven by the emerging markets of Asia and South America, and increasingly also Central and Eastern Europe, due to these regions' dynamic growth in purchasing power, improved infrastructures and the general rise in the need for mobility.

Unit sales

The **Mercedes Car Group** assumes that its unit sales in the year 2007 will at least equal its record result of the prior year. In the first half of 2007, sales will be affected somewhat by the model changeover for the high-volume Mercedes-Benz C-Class and the smart fortwo, which will both be launched in spring 2007. Higher unit sales than in the prior-year period are expected for the second half of 2007. The full availability of the new C-Class should then contribute to further growth in unit sales in the following years, aided by the launch of a station wagon version at the end of 2007 and a compact SUV version in 2008. The Mercedes Car Group continues to expect 70% of its unit sales to be generated in its five biggest core markets: Germany, the United States, the United Kingdom, Italy and France. But we also see opportunities in Asia, particularly in China, where the E-Class went into production in September 2006 and will be followed by the C-Class during 2007. In the medium term, we plan to produce a total of 25,000 passenger cars per annum in China.

The **Chrysler Group** is working hard on the comprehensive renewal of its product range and on meeting the market's demand for more economical vehicles with lower fuel consumption. Following the introduction of 10 new models in 2006, the product offensive will continue with more than 20 all-new and 13 refreshed vehicles from 2007 to 2009. Already at the beginning of 2007, the Chrysler Group had a fairly new model range compared with its competitors. So the right conditions have now been created on the supply side in order to increase unit sales and further improve the division's market position worldwide. Growth in the following years should also be based on rising sales in markets outside the NAFTA region, especially in Western Europe and China, where the range of available products is continually being expanded.

Following record unit sales in the year 2006, which were partially a result of purchases brought forward because of upcoming new emission regulations in the major markets of the United States and Japan, the **Truck Group** anticipates a significant drop in unit sales in North America and Japan. In Western Europe, we strive to achieve unit sales in the magnitude of the previous year. However, as part of its Global Excellence program, the Truck Group has taken comprehensive measures with which it intends to become more independent of cyclical market fluctuations in the future, allowing it to achieve sustained profits also under difficult market conditions. Above all, we intend to make better use of our cost advantages as the world's biggest manufacturer of commercial vehicles. We will also strengthen the division's competitive position with new products, which are expected to generate higher unit sales once again starting in the year 2008.

We anticipate a steady rise in unit sales for the **Vans** unit during the planning period of 2007 through 2009. This will be primarily due to the new Sprinter series, which will be gradually extended with additional new variants.

DaimlerChrysler Buses expects to maintain its globally leading position for buses above 8 tons with innovative and high-quality new products. Its main growth opportunities will be in Asia, whereas scope for further growth in the core markets of Western Europe, the NAFTA region and Latin America is very limited.

Financial Services looks forward to a continuation of its stable business development in 2007 with a slight increase in contract volume. The division has initiated various programs and actions worldwide in order to achieve further advances in efficiency, improve risk management and enhance customer and dealer satisfaction. In this way, Financial Services will meet the challenge of intensified competition from international banks and in the automotive markets. We will further expand our comprehensive range of products in the fields of financing, leasing, insurance and fleet management. One of the division's key sources of growth will be the dynamic regions of Asia, Eastern Europe and Latin America.

In the years of 2007 through 2008, **EADS** expects the global market for civil aircraft to continue its generally stable development with a high level of demand. In the fields of defense and space, EADS looks forward to ongoing positive developments despite tight public-sector budgets. EADS' revenues are likely to continue rising in the coming years as a result of increased deliveries, particularly by Airbus and Eurocopter.

On the basis of the divisions' planning, we expect the **Daimler-Chrysler Group's** total unit sales to increase slightly in the year 2007. We anticipate further growth in unit sales in the years 2008 and 2009.

Excellent new products will drive this generally positive development during the planning period. Our product offensive in the period of 2007 through 2009 will be continued with more than 35 new vehicles. We intend to distinguish ourselves from the competition through pioneering innovations, and we aim to lead the market in those technologies that are important for our customers.

Revenues and earnings

Group revenues in 2007 should be in the magnitude of the prior year. In the following years, we expect revenues to increase significantly, in line with rising unit sales. In regional terms, the dynamic markets of Asia will be a key source of growth.

A crucial contribution to improving profitability will be made by the programs designed to boost efficiency, which we have initiated in all divisions and headquarters departments and are steadily pushing forward. We also plan to use our production equipment for longer periods in the future.

Overall, our goal is to deliver top performance all along the value chain. The implementation of the new management model will create lean and stable processes, allowing us to become faster, more flexible, more cost-effective and thus also more competitive and profitable in all areas in the future. In particular, the increasing networking of our worldwide activities, the use of standardized modules, excellent processes, and the intensive knowledge transfer within the Group should have a positive impact on the divisions' earnings in the coming years.

The **Mercedes Car Group** anticipates a return on sales of at least 7% in 2007, despite a weaker first quarter. As a result of the CORE efficiency-improving program and excellent products such as the new C-Class, the Mercedes Car Group's profitability is to be continuously further improved during the planning period of 2007 through 2009.

At the **Chrysler Group**, the product offensive will be supported by far-reaching measures designed to improve efficiency, productivity and quality. The "Recovery and Transformation Plan" presented in February 2007 combines and intensifies these measures within the framework of an overall concept for sustained profitability improvements (see pages 66 and 89). The program comprises a combination of measures designed to increase revenues and reduce costs. In the long term, the redesigned business model will focus on achieving enhanced global presence and a shift in the product mix towards smaller and more fuel-efficient vehicles. Better use is to be made of alliances and partnerships around the world in order to utilize cost advantages and additional growth potential. The implementation of the "Recovery and Transformation Plan" will give rise to restructuring charges totaling up to €1 billion in 2007. In the year 2007, the Chrysler Group's loss from operating activities should be less than in 2006. After breaking even in 2008, the Chrysler Group strives to achieve a return on sales of 2.5% in 2009. In order to optimize and accelerate the presented "Recovery and Transformation Plan" we are looking into further strategic options with partners beyond the existing business cooperation partners. In this regard, we do not exclude any option in order to find the best solution for both the Chrysler Group and DaimlerChrysler.

As a result of the expected decrease in unit sales due to the state of the market, the **Truck Group's** operating profit in 2007 is unlikely to equal the high level of the prior year. But despite this temporary drop in earnings, the return on net assets should continue to exceed the cost of capital, with significant support from the Global Excellence efficiency-improving program that is being implemented worldwide. As of the year 2008, the Truck Group intends to achieve a return on sales averaging more than 7% over its entire business cycle.

The **Financial Services** division continues to pursue its goal of supporting the Group's automotive sales by providing tailored financial services, while achieving a return on equity of at least 14%. Additional efficiency-improving potential is to be utilized through various programs adapted to regional market requirements - such as Roadmap Europe for example.

The profitability of the **Vans** unit should continue improving during the planning period. We anticipate further productivity improvements at **DaimlerChrysler Buses**, and therefore expect the unit's earnings to be at a level similar to its best competitors.

Based on the divisions' projections, **DaimlerChrysler** should achieve a significant increase in profitability in the planning period of 2007 through 2009.

In the medium term, we aim to achieve a return on net assets of at least 10%.

A fundamental condition for the targeted increase in earnings is a generally stable economic and political situation, as well as the moderate rise in the worldwide demand for passenger cars and commercial vehicles expected for the years 2007 through 2009. Opportunities and risks may arise from the development of currency exchange rates and raw-material prices.

In the year 2007, DaimlerChrysler will change over its accounting and financial reporting to the International Financial Reporting Standards (IFRS) (see page 211 f). Our present main performance measure, operating profit according to US GAAP, will then be replaced with EBIT (earnings before interest and taxes). The earnings outlook will be put into more detail with the publication of the interim report on the first quarter of 2007.

Investments in property, plant and equipment 2007-2009
(in billions of €)

DaimlerChrysler Group	17.5
Mercedes Car Group	7.2
Chrysler Group	6.8
Truck Group	2.7
Financial Services	0.04
Van, Bus, Other	0.8

Research and development expenditure 2007-2009
(in billions of €)

DaimlerChrysler Group	16.2
Mercedes Car Group	7.7
Chrysler Group	4.2
Truck Group	3.2
Van, Bus, Other	1.1

Capital expenditure

During the planning period of 2007 through 2009, DaimlerChrysler expects to invest a total of €17.5 billion in property, plant and equipment. Rising capital expenditure at the Mercedes Car Group will be offset by decreasing investment budgets at the Chrysler Group, the Truck Group and the Vans unit. At the Mercedes Car Group, the focus of investment will be on advance expenditure for new vehicles such as the E-Class successor model and the new sport-utility vehicle based on the C-Class. The key area of investment at the Chrysler Group will be for the ongoing modernization of its plants and the continuation of the product offensive. The flexibilization of production and standardization of vehicle architectures on model changeovers, that has meanwhile been achieved has already led to substantial savings. Therefore it will be possible to reduce the Chrysler Group's investment budget during the planning period. At the Truck Group, the focus is on capital expenditure in connection with the new modular platform for heavy and medium trucks and a new family of engines for trucks. Since the launch of the new Sprinter has largely completed the Vans unit's phase of model renewal, capital expenditure at Vans will be significantly reduced during the planning period, while at Buses there will be increased investment in plant modernization and the European sales organization.

Investments in property, plant and equipment

	2006	2007-2009
In billions of € [1]		
DaimlerChrysler Group	**5.9**	17.5
Mercedes Car Group	**1.7**	7.2
Chrysler Group	**2.9**	6.8
Truck Group	**0.9**	2.7
Financial Services	**0.03**	0.04
Van, Bus, Other	**0.4**	0.8

1 Figures for 2006 according to US GAAP, as of 2007 according to IFRS

Research and development

In the context of implementing the new management model, we merged the Corporate Research department and the Mercedes Car Group's product development departments to form the new Board of Management department "Group Research and Development Mercedes Car Group". With this change, we have more closely integrated our research, predevelopment and development activities, and effectively focused them on the development of the final products. The new department continues to function as a research competence center for the entire Group, but is assuming more responsibility for the predevelopment activities of all our automotive divisions. In this way, we will safeguard our innovative expertise for the future and will be able to convert it into marketable products more quickly.

This new organization will enable us to apply our research and development expenditure more efficiently in the coming years. We are optimizing work processes and focusing on those projects that create the most added value for our customers. We will increasingly utilize the possibilities of modularization and standardization wherever this is compatible with the identity of our brands. We intend to reduce the number of vehicle architectures in the coming years, but will significantly increase the number of model versions based on a shared architecture. This strategy will allow us to continue to offer a wide range of attractive new models, while further enhancing the quality of our products and achieving substantial savings with regard to material and development costs.

By further developing drive technologies and making increased use of lightweight components, we will make automobiles even more efficient, cleaner and more economical, thus reducing emissions, including carbon dioxide.

During the period of 2007 through 2009, DaimlerChrysler will invest a total of €16.2 billion in research and development activities. R&D spending will thus continue at the high level of more than 3% of total revenues despite the targeted efficiency improvements. Research and development expenditure at the Mercedes Car Group will be significantly higher than in recent years. There are two main reasons for this: on the one hand, the integration of Corporate Research into the Mercedes Car Group; on the other hand, the high expenditure for the E-Class successor model. The focus of R&D expenditure at the Chrysler Group will be on the continuation of the product offensive. The Chrysler Group intends to launch more than 20 new models by 2009. Key projects at the Truck Group are the new truck platform and new engines that fulfill the emission regulations for the years 2009/2010.

Significant expenditure is also planned for new technologies, with which we intend to improve the safety, environmental compatibility and fuel economy of road vehicles.

Research and development expenditure

	2006	2007–2009[2]
In billions of €[1]		
DaimlerChrysler Group	**5.3**	16.2
Mercedes Car Group	**2.2**	7.7
Chrysler Group	**1.6**	4.2
Truck Group	**1.0**	3.2
Van, Bus, Other	**0.6**	1.1

1 Figures for 2006 according to US GAAP, as of 2007 according to IFRS
2 Includes both capitalized and expensed R&D spending

Workforce

As a result of the anticipated production volumes and productivity advances, DaimlerChrysler assumes that compared with the end of 2006, the size of its workforce will continue to decrease during the planning period of 2007 through 2009.

Forward-looking statements in this Annual Report:
This annual report contains forward-looking statements that reflect our current views about future events. The words "anticipate," "assume," "believe," "estimate," "expect," "intend," "may," "plan," "project," "should" and similar expressions are used to identify forward looking statements. These statements are subject to many risks and uncertainties, including an economic downturn or slow economic growth, especially in Europe or North America; changes in currency exchange rates and interest rates; introduction of competing products and possible lack of acceptance of our products or services; competitive pressures which may limit our ability to reduce sales incentives and raise prices; price increases in fuel, raw materials, and precious metals; disruption of production or delivery of new vehicles due to shortages of materials, labor strikes, or supplier insolvencies; a decline in resale prices of used vehicles; the ability of the Chrysler Group to implement successfully its Recovery and Transformation Plan; the business outlook for our Truck Group, which may experience a significant decline in demand as a result of accelerated purchases in 2006 made in advance of the effectiveness of new emission regulations; effective implementation of cost reduction and efficiency optimization programs, including our new management model; the business outlook of our equity investee EADS, including the financial effects of delays in and potentially lower volume of future aircraft deliveries; changes in laws, regulations and government policies, particularly those relating to vehicle emissions, fuel economy and safety, the resolution of pending governmental investigations and the outcome of pending or threatened future legal proceedings; and other risks and uncertainties, some of which we describe under the heading "Risk Report" in this Annual Report and under the headings "Risk Factors" and "Legal Proceedings" in the Annual Report on Form 20-F filed with the Securities and Exchange Commission. If any of these risks and uncertainties materialize, or if the assumptions underlying any of our forward looking statements prove incorrect, then our actual results may be materially different from those we express or imply by such statements. We do not intend or assume any obligation to update these forward looking statements. Any forward looking statement speaks only as of the date on which it is made.

80 - 97

Divisions

Mercedes Car Group

Substantial efficiency gains achieved through CORE program | Strong demand for new products | More focused business model at smart | Significant increase in profitability

Amounts in millions of €	2006	2005	06/05 % change
Operating profit (loss)	**2,415**	(505)	.
Revenues	**54,579**	50,015	+9
Investments in property, plant and equipment	**1,663**	1,629	+2
Research and development expenditure	**2,176**	2,418	-10
Production	**1,230,951**	1,214,855	+1
Unit sales	**1,251,797**	1,216,838	+3
Employees (Dec. 31)	**99,343**	104,345	-5

Significant increase in earnings. The Mercedes Car Group, comprising the brands Mercedes-Benz, Maybach, smart, Mercedes-Benz AMG and Mercedes-Benz McLaren, sold 1,251,800 vehicles in 2006 (2005: 1,216,800). Revenues of €54.6 billion were 9% higher than the prior year's level.

As a result of the measures implemented to boost efficiency as part of the CORE program, the Mercedes Car Group substantially improved its profitability as the year progressed. Combined with higher sales volumes and a favorable model mix, these measures played a key role in increasing operating profit to €2.4 billion (2005: operating loss of €0.5 billion; see page 44).

CORE efficiency-improving program proceeding according to plan. The CORE efficiency-improving program, launched in February 2005, is designed to enable the Mercedes Car Group to achieve a return on sales of 7% in 2007. We continued with the implementation of the program during the year under review. The measures we have introduced are having the desired effect and also played a major role in helping us increase efficiency and profitability in 2006. During the year under review, we implemented more than 14,000 additional measures along the entire value chain. These measures will lead to further sustained improvements in the operating units. At present, we are developing a set of approximately 100 predefined modules that will be available for all model series. These modules will help us to further boost quality, reduce costs and shorten development times. Due to the integration of the Mercedes Car Group's development activities and the Corporate Research department, innovations will be designed so that they can be applied in several model series.

We have also reorganized production and have standardized our structures and processes, thereby laying the groundwork for a substantial increase in productivity. Our goal is to reduce production times for our vehicles in the next few years by 30%; an initial 12% decrease was achieved in 2006. In the year under review, we also succeeded in significantly reducing materials costs, despite the difficult situation in the raw-material markets.

In view of the ongoing difficult market situation and intensely competitive conditions, staff reductions became unavoidable at the Mercedes Car Group in order to increase productivity. For this reason, the Board of Management approved a package of measures at the end of September 2005 calling for a reduction of 8,500 employees at the Mercedes Car Group locations in Germany. During the period of October 1, 2005 to September 30, 2006, approximately 9,300 employees signed voluntary severance agreements or had already left the company. During the fourth quarter of 2006, an additional 400 employees accepted the severance offer.



The new Mercedes-Benz **C-Class** is an impressive synthesis of driving comfort and agility. It sets new standards in its segment with the use of the latest safety systems.

Market success of new models. The Mercedes-Benz brand increased unit sales in the year under review by 5% to 1,149,100 vehicles. As a result, the brand was able to boost its market share in key regions, despite more intense competition. This positive result was primarily due to the very successful new model launches in 2005, particularly that of the new S-Class, which went on sale in the United States in February 2006. Like the new CL- and GL-Class models, the updated E- and SL-Class vehicles launched in 2006 were also very well received by the market and contributed to the Mercedes-Benz brand's success in the year under review.

Unit sales of Mercedes-Benz brand vehicles in the United States rose by 7% to 248,600 vehicles in 2006 - the eleventh consecutive year that sales increased in that market. Total unit sales in Western Europe were 4% higher than the figure for the prior year; we also slightly surpassed the number sold in 2005 in the German market. We sold 122,100 vehicles in the Asia/Pacific region, an increase of 4%. Of this total, 47,000 units were sold in Japan (+4%) and 16,400 were sold in China (+43%).

New and attractive models led to an increase in sales in the luxury segment (S-, CL-, SL-Class and SLR) by more than 50% to 107,700 units, thereby putting Mercedes-Benz clearly ahead of its main competitors in this segment. Although unit sales in the full-size premium segment (E- and CLS-Class) failed to reach the prior year's level due to model-lifecycle factors, we were nevertheless able to maintain our market leadership in this very competitive segment. Sales in the C-Class segment (C-, SLK-, CLK-Class) fell, mainly due to the upcoming C-Class model changeover. The A- and B-Class continued to play an important role for the Mercedes-Benz brand as volume models in the year under review, and unit sales of 292,500 vehicles (2005: 262,300) show that demand was still very high for these models. Thanks to an expanded range of off-road variants and rapid growth in M-Class sales, we sold 176,600 M-, R-, GL- and G-Class vehicles in the all-terrain/SUV segment in the year under review (2005: 95,700). Mercedes-Benz is thus the best-selling premium brand in the SUV segment in Germany and the rest of Western Europe.

Unit sales of the smart brand totaled 102,700 vehicles in the year under review (2005: 124,300). Unit sales of the smart fortwo developed especially well throughout the year and the model's production volume exceeded the planned target in the vehicle's ninth year of production. More than 750,000 smart fortwos have been sold since the vehicle's market launch. Despite an increase in production at the beginning of the year, nearly all smart fortwo models built had been sold by the end of 2006. Sales of the last smart roadsters and smart forfour models proceeded according to plan; nearly all remaining stocks of these vehicles had been sold by the end of the year under review. The most important sales markets for the smart brand were once again Germany (29,300 units, -16%) and Italy (28,700 units, -7%).

GL-Class - outstanding both on and off-road. The new GL-Class celebrated its world premiere at the North American International Auto Show in Detroit in January 2006. In addition to offering excellent handling on both normal roads and rough terrain, the seven-seat premium SUV pampers vehicle occupants with generous spaciousness and the comfort of a sedan. The model's four gasoline and diesel variants are all equipped as standard with 7G-TRONIC seven-speed automatic transmission featuring DIRECT SELECT and the 4MATIC permanent four-wheel drive system from Mercedes-Benz. The new GL-Class has been available in the United States since May 2006 and in Western Europe since September.

CL-Class – the outstanding luxury coupe. The new CL-Class was unveiled to the public for the first time in June 2006 at the new Mercedes-Benz Museum in Stuttgart. The two-door model combines peerless exclusivity and ambitious design with trailblazing technology and perfect driving pleasure. Its package of innovations includes the PRE-SAFE® braking system, which automatically brakes the vehicle if a collision with a car driving ahead of it is imminent, and the Intelligent Light System (ILS), which enables drivers to select from five different lighting modes that correspond with common driving and weather conditions. The new CL-Class, which has been available in Western Europe since September 2006 and in the United States since December, has met with a very positive response from our customers and the media.



The seven-seat **GL-Class** impresses with excellent driving dynamics both on and off-road. Occupants are pampered with extremely generous space and the comfort of a sedan.

E- and SL-Class significantly upgraded. The new-generation E-Class was presented to the public for the first time at the New York International Automobile Show in April 2006. Deliveries to customers worldwide began in the summer. The vehicle's innovative technologies set standards in its market segment. For example, the sedan and station-wagon models are now both equipped for the first time with the anticipatory PRE-SAFE® system, which automatically activates safety measures to protect the driver and the front passenger should an accident appear imminent. Also unique are the standard-fitted NECK-PRO headrests, which provide sensor-controlled head support for the driver and the front passenger during rear-end collisions. In addition, we are also offering a totally new safety system in the E-Class. Known as the Intelligent Light System, it features headlights that optimally adjust to different driving and weather conditions. Agility is meanwhile significantly enhanced not only by six new or improved engines, but also by the DIRECT CONTROL package featuring more responsive steering and firmer suspension. On October 15, 2006, we launched the E320 BLUETEC - the world's cleanest diesel passenger car - in the United States and Canada. With its tremendous range (up to1,200 kilometers on a tank of fuel) and fuel consumption figures that are up to 30 percent better than those of comparable models equipped with a gasoline engine, the E320 BLUETEC is the perfect long-distance vehicle. Its suitability for this type of driving was impressively demonstrated by the Paris-Beijing tour organized by Mercedes-Benz. The tour, which began on October 28, 2006, featured 33 E320 CDI series-produced cars and three E320 BLUETEC vehicles. The vehicles clocked up a combined total of some 490,000 kilometers in just 28 days, thereby clearly underscoring the reliability of the new-generation E-Class.

The new-generation SL-Class celebrated its world premiere in Geneva at the end of February 2006. The vehicle has been significantly upgraded in terms of engineering, design and equipment. Thanks to these improvements, we have further consolidated our global market leadership in this segment and have written a new chapter in a legendary story stretching back more than half a century.

Growth offensive continues at Mercedes-Benz. The main focus for Mercedes-Benz in 2007 will be on the new C-Class, which will be launched in the spring. Mercedes-Benz clearly set the tone for the new year in January with its 4MATIC permanent four-wheel drive system at the North American International Auto Show in Detroit. Given that the 4MATIC is now offered in 48 model versions, we have created an impressive range of four-wheel drive vehicles. And this is a market that continues to grow strongly year after year. Following the launch of the E320 BLUETEC in the United States and Canada, we now plan to launch BLUETEC versions of the R-, M- and GL-Class on both markets in 2008. We also plan to make BLUETEC technology available to our European customers by 2008 at the latest.

Mercedes-Benz brand undergoing further development. The growth offensive at Mercedes-Benz is being accompanied by a comprehensive brand campaign that focuses on the brand pledge of »Appreciation,« as expressed in three ways: First, there is the appreciation that Mercedes-Benz shows its customers through its excellent customer care and service. Secondly, there is the appreciation that a Mercedes vehicle gives to its owner by providing him or her with a great measure of social standing. Finally, there is the appreciation our customers feel for our products and our great tradition. An extensive service offensive forms an integral part of the brand campaign.

The complete fascination and authenticity of the Mercedes-Benz brand is communicated by the new Mercedes-Benz World in Stuttgart, which consists of the new Mercedes-Benz Museum and the Mercedes-Benz Center. The museum, which opened in May 2006, is the largest automobile brand museum in the world.



The new **smart fortwo** can do everything that its predecessor could - but better. It is even more agile, more comfortable, safer and more environmentally friendly than the first model.

Consistent quality improvements have a positive impact. The extensive measures that we are implementing to further improve the quality of our vehicles are having a very positive effect. This claim is supported by internal analyses and many external studies, such as the German ADAC AutoMarxX brand ratings. In addition, the J.D. Power Initial Quality Study 2006 concluded that the Mercedes-Benz brand has a positive trend in the category of initial quality. Improvements were achieved in nearly all of the areas that were addressed in last year's study (IQS 2005). This positive development was also confirmed by the 2005 ADAC break-down statistics, in which the Mercedes-Benz C-Class finished first among medium-sized vehicles, while another five Mercedes-Benz passenger cars ranked among the top three in their vehicle segments. The quality offensive at Mercedes-Benz will continue as we move toward achieving our goal of becoming the number one manufacturer in terms of product and service quality.

Mercedes-Benz motorsport success with another DTM title. Mercedes-Benz captured its fifth German Touring Car Masters (DTM) title in the Drivers' Championship since the series was restarted in 2000. The brand also won the Team Championship in 2006. The C-Class emerged as the most successful DTM vehicle last year, winning six of the ten races staged. After finishing second in the Formula One Constructors' Championship in 2005, McLaren-Mercedes captured third place in the year under review, as well as fifth place in the Drivers' Championship.

Maybach expands its product range. The Maybach high-end luxury brand expanded its model range in 2006, thereby further boosting brand appeal. In addition to the Type 62 limousine and the shorter wheelbase Type 57 and 57 S models, the more powerful Maybach 62 S is now also available. Thanks to its high-powered 12-cylinder engine, the new 62 S model is the world's most powerful series-produced chauffeur-driven limousine. Since the brand was revived in 2002, Maybach has delivered more than 1,700 automobiles to customers around the world despite the difficult market conditions facing manufacturers in the luxury car sector. 360 of these vehicles were delivered in 2006.

Unit sales in 2006[1]

	1,000 units	06/05 % change
Mercedes-Benz	1,149	+5
thereof: A/B-Class	292	+12
C/CLK/SLK-Class	329	-17
E/CLS-Class	243	-8
S/CL/SL-Class/SLR/Maybach	108	+51
M/R/GL/G-Class	177	+85
smart	103	-17
Mercedes Car Group	1,252	+3
thereof: Western Europe	785	+1
Germany	353	-0
NAFTA	272	+7
United States (retail sales)	248	+11
Asia/Pacific	125	+2
Japan	48	+0

1 Group sales (including leased vehicles)

Setting the course for a bright future at smart. In March 2006, we announced that the smart brand would focus on its fortwo model in the future. Production of the forfour model was discontinued. In addition, all smart brand functions have been integrated into the Mercedes-Benz organization. smart will retain its identity as a strong brand of the Mercedes Car Group, with its own clear image and market presence. By developing a new business model for smart, DaimlerChrysler has created the right conditions to achieve a much more favorable cost structure, thus ensuring that the brand can enjoy a profitable future in the long term.

In November 2006, we unveiled the new smart fortwo, which will be launched in Europe in April 2007. Although the vehicle boasts substantial improvements in terms of comfort, handling, safety and environmental friendliness, it remains true to its unique concept and character. Starting in 2008, the new smart fortwo will also be available in the United States. Due to increasing traffic volumes and rising fuel prices, this market has become a promising market for smart. The second-largest automobile retail organization in the United States - the UnitedAuto Group - will act as the exclusive importer of smart brand vehicles.

Chrysler Group

Difficult market and competitive situation in North America | Shipments and production adjusted to reflect market situation | Ten new products launched in 2006 | Operating loss of €1.1 billion | Recovery and Transformation Plan presented

	2006	2005	06/05
Amounts in millions of €			% change
Operating profit (loss)	(1,118)	1,534	.
Revenues	47,116	50,118	-6
Investments in property, plant and equipment	2,892	3,083	-6
Research and development expenditure	1,638	1,710	-4
Production	2,548,731	2,760,467	-8
Unit sales	2,654,710	2,812,993	-6
Employees (Dec. 31)	80,735	83,130	-3

Business development impacted by difficult market and competitive situation in the United States. The Chrysler Group's launch of 10 aspirational new vehicles during 2006 and rapid expansion around the globe was overshadowed by weaker consumer demand combined with intense competition and a shift toward more fuel-efficient passenger cars and crossover vehicles in North America. The shift, resulting from higher fuel prices and increased interest rates, were a disadvantage to the Chrysler Group's product range. Accordingly, the Chrysler Group significantly reduced production and shipments to dealers in order to rebalance dealer vehicle inventories and create space for the new products coming in the pipeline. As a result, year-end US dealer inventories were adjusted and reduced to 539,100 units (2005: 598,200 units), equivalent to 74 days' supply (2005: 85 days' supply). Reduced shipments, a shift in mix and negative net pricing resulted in the Chrysler Group posting an operating loss of €1.2 billion in the third quarter; the operating loss for full-year 2006 amounted to €1.1 billion (2005: €1.5 billion operating profit) (see page 44).

Worldwide, the Chrysler Group shipped 2.7 million Chrysler, Jeep® and Dodge branded passenger cars, sports tourers, minivans, SUVs and light trucks to its dealerships in 2006 (2005: 2.8 million). The most important markets were the United States with 2.1 million vehicles (-9%), followed by Canada with 222,500 vehicles (+6%) and Mexico with 130,900 vehicles (+7%). Shipments to markets outside the NAFTA region totaled 214,400 units, an increase of 22% compared to the prior year.

Worldwide retail and fleet sales decreased by 5% in 2006 to 2.7 million units (2005: 2.8 million), with decreases in the NAFTA region offsetting an increase in markets outside of NAFTA. Fleet sales accounted for 30% of total sales in the United States (2005: 26%).

As a result of lower volumes and a weaker US dollar on average for the year, the Chrysler Group's revenues for the year of €47.1 billion were significantly lower than in 2005 (€50.1 billion).

Lower sales in the US market. US sales were most affected by the changes in consumer demand during 2006. Chrysler Group retail and fleet sales in the US decreased by 7% to 2.1 million units, resulting in a reduced market share of 12.6% (2005: 13.2%). Lower sales of larger-size carryover products, such as the Dodge Ram pickup (-9%), Dodge Durango (-39%), Jeep® Grand Cherokee (-35%) and Chrysler and Dodge minivans (-9%) offset the many positive sales results for the all-new vehicles launched during the year, including the Dodge Caliber (92,200 units), the Jeep® Compass (18,600 units), Jeep® Wrangler and Wrangler Unlimited (19,400 units), Dodge Nitro (17,000 units), Chrysler Aspen (7,700 units) and Chrysler Sebring sedan (21,500 units). With the exception of the Dodge Caliber, all of these new models were launched in the second half of the year.

Significantly higher sales in markets outside North America. The Chrysler Group sells vehicles in more than 125 countries around the world, with sales outside North America currently accounting for approximately 8% of total global sales. In recent years, the Chrysler Group has expanded its operations outside North America, and it will continue to increase the number of products offerings in these regions. In 2006, the Dodge brand, led by the Dodge Caliber, was added to Chrysler Group's existing distribution, dealer and service networks outside North America. More than 90% of the Chrysler Group's Western European dealers are adding the brand to their product offerings.

The four-door **Jeep® Wrangler Unlimited** is the first Wrangler to offer seats for five adults and a large loading space in combination with best-in-class off-road ability and great everyday utility.



During 2006, shipments outside North America increased by 22% to 214,400 vehicles, with growth of 17% to 117,800 vehicles in Western and Central Europe, the Chrysler Group's biggest overseas market. All Chrysler Group brands contributed to this growth outside North America, including the Dodge brand with sales of 39,300 units, up 57% from 2005. By the year 2010, the Chrysler Group plans to nearly double its unit sales outside North America.

To achieve this goal, the Chrysler Group is also pushing ahead with activities in China. In 2006, DaimlerChrysler and Beijing Automotive Industry Holding Company (BAIC) opened a new joint assembly plant, in which the Chrysler 300C as well as the Mercedes-Benz C-Class and E-Class are built for the Chinese market. And in April 2006, the Chrysler Group's joint venture with China Motors Company (CMC) began assembling minivans in Taiwan. It plans to export a cargo van built by CMC in Taiwan to Mexico as a Dodge vehicle. The Chrysler Group has also licensed South East Motors to manufacture minivans in Fouzhou, China.

Product offensive in 2006. The Chrysler Group launched a record 10 new models in 2006 - the most launches in a single year in its history. Dodge launched its compact five-door car - the Dodge Caliber, as well as its first mid-size SUV - the Dodge Nitro, and the new Dodge Ram 3500 Chassis Cab.

The expansion of the Jeep® brand portfolio continued with the launch of the compact Jeep® Compass. This model aims to attract additional groups of customers with its modern urban styling. Other new models launched were the Grand Cherokee SRT8, the new Wrangler, the four-door Wrangler Unlimited and the Patriot, which combines the legendary off-road capabilities of a Jeep® with the handling and low fuel consumption of a compact vehicle.

The Chrysler brand launched the Aspen, its first full-size SUV, while the new Chrysler Sebring is intended to strengthen the Chrysler Group's competitive position in the mid-size sedan category. It combines attractive design, new customer-oriented technology and safety equipment with performance and economy at an attractive price.

Based on 2007 US Environmental Protection Agency fuel economy ratings, four Chrysler Group models available with the new four-cylinder World Engine feature estimated highway fuel consumption of better than 30 miles per US gallon (8 liters per 100 kilometers): the Dodge Caliber, the Jeep® Compass, the Jeep® Patriot and the Chrysler Sebring. Collectively, the Chrysler Group's 10 all-new vehicles, which open new segments and address increasing concerns for fuel efficiency, will keep the average showroom age of Chrysler, Jeep® and Dodge vehicles among the industry's youngest, a metric which partly drives market share and profitability.

Further quality improvements. Another key priority for the Chrysler Group is to continuously improve vehicle quality, and further progress was achieved in this respect during 2006. Internal measurements show that the quality of our vehicles is better than ever before, a fact which is confirmed by external quality studies: The Chrysler brand ranked in the top ten in the 2006 J.D. Power Initial Quality Study. The Chrysler Town & Country led the minivan segment and the Dodge Caravan placed third. The quality of the Chrysler 300, Dodge Ram and Dodge Dakota was also ranked above average.

All three Chrysler Group brands also made gains in the 2006 J.D. Power Vehicle Dependability Study, showing that customer perception of quality continues to improve as new vehicles replace older models in the consumer fleet.



The **Dodge Nitro** is the first mid-size SUV under the Dodge brand. Its impressive dynamics are under-scored by powerful, aggressive styling.

Manufacturing flexibility improves efficiency. Enhanced manufacturing flexibility allows the Chrysler Group to respond more rapidly to customer demand and market changes by making it possible to build more vehicles at one plant with little incremental investment. The Belvidere (Illinois) Assembly Plant was the first Chrysler Group manufacturing facility to use a body shop comprised entirely of robotics and free of vehicle-specific heavy tooling when it began production of the Dodge Caliber in January 2006. Belvidere's 780 new robots can make the necessary tool changes automatically, giving the plant the flexibility to build the Dodge Caliber, the Dodge Caliber SRT4, the Jeep® Compass or the Jeep® Patriot with no negative impact on production. This new process also makes the changeover to new-generation models faster and more cost-efficient.

The Chrysler Group also installed more flexible manufacturing equipment and processes in the Sterling Heights (Michigan) Assembly Plant, where the new Chrysler Sebring sedan went into production in September 2006. The plant will also produce the Sebring convertible and the Dodge Avenger, and has the capability to build all of the vehicles produced in Belvidere, if required. Flexible manufacturing will also be installed at the Chrysler Group's St. Louis South (Missouri) Assembly Plant during 2007.

Harbour Report confirms further productivity gains. The new manufacturing flexibility strategies have helped to improve the Chrysler Group's efficiency, allowing the division to better utilize its assets. Over the four years of 2002 through 2005, the Chrysler Group posted a cumulative 24% productivity improvement with a 6% improvement in 2005, as confirmed by the 2006 Harbour Report, a recognized industry study that measures the productivity of North American automotive manufacturers. Also, the Chrysler Group's St. Louis South (Missouri) Assembly Plant was the most productive minivan plant for all manufacturers in the report at 20.84 hours per vehicle. Furthermore, the Chrysler Group's assembly operations improved by 5.7%, topping all other manufacturers in year-over-year improvement, and its transmission plants were the industry benchmark for the second year in a row at 3.55 hours per transmission.

New form of cooperation with the supply industry. Production of the all-new Jeep® Wrangler and Wrangler Unlimited began in August 2006 at the Chrysler Group's Toledo (Ohio) Supplier Park. This new plant represents an innovative partnership model between manufacturer and suppliers: supplier colocation. With this system, for the first time in a major US operation, significant portions of the manufacturing process are completed on-site by supplier companies delivering completed chassis and bodies to the Chrysler Group's assembly operations. Suppliers Magna Steyr, Kuka Group and Ohio Module Manufacturing Co. own their facilities on Chrysler Group property at the Toledo site. Finished parts are moved from the suppliers' facilities to the vehicle assembly lines on conveyors.

Second World Engine factory opened. One year after the start of production by the Global Engine Manufacturing Alliance (GEMA), the second World Engine plant opened in Dundee (Michigan) in October 2006. The two plants in Dundee are part of a five-factory global venture producing a family of 1.8-liter, 2.0-liter and 2.4-liter engines jointly developed by DaimlerChrysler, Hyundai Motor Company and Mitsubishi Motors. In Dundee, more than 800,000 fuel-efficient and low-emission engines can now be produced each year. When the five plants are running at full capacity, they will have a total output of 1.8 million engines per annum, allowing the project to realize substantial economies of scale.

Continuation of product offensive. The Chrysler Group will push forward its product offensive in 2007, launching eight new vehicles as well as five refreshenings, many of which were on display at the 2007 North American International Auto Show (NAIAS) held in Detroit in January.



With its distinctive design and SUV-like shape, the **Dodge Caliber** was the first car on the European market under the Dodge brand.

Minivans were the starring attraction for the Chrysler Group. The newly redesigned Chrysler Town & County and Dodge Grand Caravan featuring the Swivel 'n Go™ seating system have evolved to become "family rooms on wheels". Swivel 'n Go offers second-row seats that swivel 180 degrees to face the third row with a removable table that installs between the two rows, covered storage bins in the floor of the second row, third-row uncovered storage and fold-in-the-floor third-row seating - features demanded by today's customer.

Also shown at NAIAS were the Chrysler Sebring convertible with three convertible top offerings, the all-new Dodge Avenger - a mid-size sedan that combines bold, aggressive Dodge styling with innovative interior features and better than 30 highway miles per gallon (8 liters per 100 kilometers), as well as the high-performance Dodge Magnum SRT-8 and the new Dodge Viper. The Chrysler Group will launch all of these vehicles, as well as the new Dodge Ram 4500/5500 and the Dodge Sprinter, in 2007.

The Chrysler Nassau and the Jeep® Trailhawk concept vehicles provided a dramatic glimpse of the future design direction of the Chrysler Group.

Presentation of Recovery and Transformation Plan. In parallel to its product offensive, the Chrysler Group is working intensively on further boosting productivity and efficiency along the entire value chain. In order to combine and intensify these measures, the "Recovery and Transformation Plan" was developed and presented in February 2007. This plan aims to return the Chrysler Group to profitability by 2008 through a combination of measures designed to increase revenues and reduce costs, while also taking steps to change its business model for the longterm. The focus of the Chrysler Group's product portfolio is to shift to smaller, more fuel-efficient vehicles in the long term. In parallel, the Chrysler Group will pursue the goal of expanding sales in international markets. Furthermore, better use is to be made of alliances and partnerships around the world in order to utilize cost advantages and additional growth potential.

Unit sales 2006 [1]

		1.000	06/05
		units	in %
Total		2,655	-6
thereof:	Passenger cars	681	+6
	Light trucks	534	-9
	Sports tourers	259	-13
	Minivans	467	-15
	SUVs	714	-2
	United States	2,087	-9
	Canada	223	+6
	Mexico	131	+7
	Other markets	214	+22

1 Factory shipments (including leased vehicles)

The plan calls for a workforce reduction of 13,000 employees by the year 2009, production capacity to be reduced by 400,000 vehicles per year, and a reduction in material costs of up to €1.15 billion. Over the next three years, total financial improvements of €3.5 billion are to be implemented. At the same time, the program will be supported by investment of €2.3 billion in new engines, transmissions and axles, which will set the table for a product offensive of more than 20 all-new and 13 refreshed vehicles from 2007 to 2009. The implementation of the "Recovery and Transformation Plan" will give rise to restructuring charges totaling up to €1 billion in 2007.

Truck Group

Positive developments in global commercial-vehicle markets | Slight increase in unit sales | Continued successful implementation of Global Excellence program | Further strengthening of worldwide development and production network | Operating profit at new record level

	2006	2005	06/05
Amounts in millions of €			% change
Operating profit	2,020	1,606	+26
Revenues	31,988	30,368	+5
Investments in property, plant and equipment	907	966	-6
Research and development expenditure	1,023	944	+8
Production	530,198	539,304	-2
Unit sales	536,956	529,499	+1
Employees (Dec. 31)	83,237	84,254	-1

Increases in unit sales, revenues and operating profit. In 2006, the Truck Group built on the very successful developments of the prior year, increasing unit sales by 1% to a new record of 537,000 vehicles. The higher sales volume and an improved model mix caused revenues to rise by 5% to €32.0 billion. We continued to consistently implement the worldwide Global Excellence optimization program in the year under review. The measures undertaken in this regard had a positive impact on earnings. Operating profit of €2.0 billion surpassed the high prior-year result by 26% (see page 44).

Ongoing high unit sales by Trucks Europe/Latin America. The Trucks Europe/Latin America business unit offers medium-duty and heavy-duty trucks under the Mercedes-Benz brand name for long-distance haulage, delivery and construction applications. While the Actros is designed exclusively for heavy-duty applications, the Axor and Atego models cover the segment for both heavy-duty and medium-duty trucks. The product range is rounded off by the Econic and Unimog special-purpose vehicles.

Trucks Europe/Latin America increased its unit sales in the core market of Western Europe by 3% to 76,000 vehicles in 2006. Sales developed particularly well in Germany, totaling 37,400 units, an increase of 4%. Despite the market downturn in Brazil and lower sales in the Middle East, total unit sales of 142,100 vehicles were only slightly below the prior year's high level. With market shares of 40% in Germany (2005: 42%) and 22% in Western Europe (2005: 22%), the Mercedes-Benz brand was the leader in the segment for medium-duty and heavy-duty trucks in those markets. In Latin America, the unit sales of Trucks Europe/Latin America decreased by 5% to 29,900. In Brazil, the Mercedes-Benz brand was the market leader, achieving a market share of 32% (2005: 31%).

The outstanding business development at Trucks Europe/Latin America in 2006 was largely due to the market success enjoyed by our innovative products. In the year under review, we sold 24,900 trucks equipped with the environmentally friendly BLUETEC technology, which is now available in all model series.

In the summer of 2006, as part of a roadshow through 12 major European cities, we presented the Mercedes-Benz Safety Truck, which combines all of the currently available assistance and safety systems, including Active Brake Assist (emergency braking support), Lane Assistant, Adaptive Cruise Control, and Stability Program. The utility and effectiveness of these systems were demonstrated in a major series of tests with 1,000 trucks that clocked up more than 100 million test kilometers. The Mercedes-Benz "Safety Package" reduced the frequency of accidents by 50%, and in those cases where an accident was unavoidable, the resulting monetary damage was 90% lower on average than the damage figure associated with a similar accident involving a truck without the safety systems. Insurance companies are rewarding the utilization of safety technologies by granting lower premiums for liability and collision policies.



Representing the Truck Group's high-quality and comprehensive product portfolio: the **Mercedes-Benz Actros,** the **Freightliner Coronado** and the **Mitsubishi Fuso Canter Eco Hybrid** (from left to right).

At the 2006 IAA Commercial Vehicles Show in Hanover in September, we presented another new product - the new Mercedes-Benz Unimog U20. The U20, which has a shortened wheelbase and a gross vehicle weight of 7.5 to 8.5 metric tons, completes our range of special-purpose vehicles.

In 2006, to ensure that it is ideally prepared to face future challenges, the Truck Group began to build a Development and Testing Center in the vicinity of the Wörth truck assembly plant. The new 500,000-square-meter facility, which is scheduled for completion in 2007, will include a test track for truck development and quality assurance activities. Due to the short distances between the various working environments, cooperation between development and production units will improve and powerful synergy effects will be generated. In addition, the new Development and Testing Center will help safeguard competitiveness.

Renewed increase in unit sales in the NAFTA region. With its Freightliner brand, the Truck Group is the leading manufacturer of trucks for long-haulage in North America. Freightliner also produces delivery trucks and commercial vehicles for the services sector. Sterling, on the other hand, focuses on delivery trucks and vehicles for construction industry applications, while the Western Star brand covers the segment for premium heavy-duty trucks in North America. School bus business activities are conducted by our Thomas Built Buses brand, which accounts for more than one out of every three school buses registered in the United States and Canada.

Operating in a very positive market environment, the Trucks NAFTA unit increased unit sales by 3% in 2006 to the record level of 208,300 vehicles. A particularly large increase was recorded in the segment for Class 8 heavy-duty trucks, with this positive development resulting primarily from vehicle purchases brought forward due to the more stringent EPA07 emission limits that came into effect on January 1, 2007. Sales also rose in the segment for Classes 5-7 medium-duty trucks.

Market share in the NAFTA region declined in both the Class 8 segment (33%; 2005: 36%) and in the Classes 5-7 segment (21%; 2005: 23%). This development was largely due to capacity bottlenecks. In fact, at some plants the orders already matched the maximum production capacity as early as the summer of 2006. Despite this decrease in market share, our brands maintained their market leadership in the NAFTA Region's Class 8 segment in the year under review.

The Sterling 360, a light-duty truck based on the Mitsubishi Fuso Canter, has been available in the NAFTA region since the beginning of 2006. This vehicle, which is equipped with a 4.9-liter diesel engine and a six-speed automatic transmission, is perfect for the wholesale sector, construction and light delivery applications. The rapid development and market launch of the Sterling 360 was made possible in particular by close cooperation within the Truck Group, and this effective partnership offers an example of the synergy potential available in the global development and production network. A total of 440 Sterling 360 models were sold in North America in 2006.

At the Great American Truck Show in Dallas (Texas) in August 2006, we presented a hybrid-drive prototype truck under the Freightliner brand name for the first time. The Business Class M2 106 is a full-parallel hybrid that can run either on a 44 kW electric motor or a 170 kW diesel engine. The two drive systems can also be operated in combination to achieve maximum output. In addition, the vehicle recovers braking energy, which it converts into electricity that can be used to power the electric motor.
Tests show that the vehicle consumes much less fuel than a truck equipped with a conventional diesel drive. The Truck Group will continue to promote the spread of hybrid vehicles in the North American market.



The new **Mercedes-Benz Unimog U20:** enormous mobility with permanent all-wheel drive and power take-off for all kinds of equipment guarantee maximum flexibility and performance.

Mitsubishi Fuso regains customers' trust. Trucks Asia - with its Mitsubishi Fuso brand - is the second-largest manufacturer of light, medium and heavy-duty trucks in Japan. Mitsubishi Fuso also produces all types of buses, ranging from urban transport buses to luxury travel coaches.

Trucks Asia sold 186,600 vehicles in 2006, a significant increase (+4%) on the prior year. The unit performed particularly well in our core market of Japan, where sales rose by 20% to 71,100 vehicles, primarily due to regained trust among customers and advance purchasing in connection with the introduction of new emission standards in the country. Market share in Japan increased from 23% to 25% in the year under review. Sales outside Japan decreased by 4% to 115,500 units in 2006, largely due to the market slump in Indonesia, which is Trucks Asia's biggest export market.

In the summer of 2006, Trucks Asia presented the Mitsubishi Fuso Canter Eco Hybrid, the world's cleanest light-duty truck. The vehicle has been available in Japan since July 2006, and its launch in other markets is being considered. The Eco Hybrid's pay-load of up to 3.0 metric tons makes it ideal for various local delivery applications. Its biggest advantage lies in the fact that it consumes around 20 percent less fuel than a conventionally powered truck of its size, with the biggest fuel savings achieved in stop-and-go traffic and delivery operations. Mitsubishi Fuso is responsible for the Truck Group's Hybrid Technology Competence Center, and thus makes a major contribution to safeguarding the division's technological leadership.

Many Global Excellence program measures implemented. The Global Excellence program was launched in 2005 in order to ensure the Truck Group's long-term profitability and strengthen the division's competitiveness. The program is based on four strategic initiatives. The "Optimizing the Business Model" initiative is geared toward reducing the division's susceptibility to cyclical fluctuations and ensuring that it remains profitable even in years when commercial vehicle markets are sluggish. A further goal here is to achieve the highest possible level of flexibility in production. To this end, we reached an agreement with the Works Council to expand operations at the Wörth plant; this is the division's largest plant and was operating at extremely high output levels in 2006. The agreement calls for extending existing shifts and introducing shifts on Saturdays. Flexibility will also be significantly enhanced through working-time accounts that enable the division to scale back or increase production in line with cyclical fluctuations.

"Operational Excellence" is the second initiative and focuses on implementing measures to increase efficiency at all Truck Group units. Such measures include reducing material costs and fixed costs and harmonizing processes throughout the Group in order to create and utilize economies of scale across all truck brands. For example, we will use only three rather than the current eight engine families in our trucks in the future. We will also increase the level of shared components in the areas of axles and transmissions.

The primary focus of the third initiative, "Growth in Global Commercial Vehicle Markets", is on intensifying activities in markets with very high growth potential. Accordingly, the Truck Group is currently examining possibilities for entering certain emerging markets, with a particular focus on China and India.



The **Mercedes-Benz Actros Space-Max** shown at Germany's International Truck Show in 2006 features generous space and a luxurious interior.

The fourth initiative, "Future Product Generations", concerns the development of future products and innovative technologies. The goal of this initiative is to consolidate and expand the division's innovation leadership through the introduction of new technologies and products. Among the most important measures to be undertaken as part of this initiative are the further development of the global modular strategy, exhaust-gas and safety technologies, and alternative drive systems. DaimlerChrysler is the first manufacturer to equip its entire range of trucks in Europe with engines that meet the Euro 4 emission standards. In some cases, these vehicles already fulfill the even more stringent Euro 5 emission standards, which will not go into effect until 2009.

Strengthening the global development and production network. Coinciding with Group-wide implementation of the new management model, the Truck Group launched a modified organizational structure on August 1, 2006. The division now consists of three operating units: Trucks Europe/Latin America, Trucks NAFTA, and Trucks Asia, each of which is responsible for production and sales operations in its respective region. In order to more extensively exploit synergies as early as the product creation phase - and to allow the enhanced harmonization of parts and components - the former Truck Product Creation unit was split into two powerful units: Truck Product Engineering, which is responsible for the three vehicle development centers in Stuttgart, Portland and Kawasaki as well as the integrated development of large components, and Truck Powertrain Operations & Manufacturing Engineering, which oversees component production and production planning for vehicle and component plants.

"Truck Dedication" initiative places the focus on the customer. One of our aims at the Truck Group is to maintain close relations with our customers throughout the entire vehicle lifecycle. To this end, we launched the "Truck Dedication" initiative in the late summer of 2006 with the objective of aligning our sales and service activities more closely with the needs of customers. Key elements of the initiative include establishing a stronger presence close to our customers - for example, by opening additional service centers near highways and logistics centers and guaranteeing that our service teams are available round the clock.

Truck Group unit sales in 2006[1]

	1,000 units	06/05 %
Total	537	+1
Western Europe	106	+4
thereof: Germany	60	+4
United Kingdom	8	-19
France	11	+8
Italy	5	+10
NAFTA	188	+3
thereof: United States	164	+3
Latin America (excluding Mexico)	40	+1
thereof: Brazil	22	-5
Asia	144	-8
thereof: Japan	71	+20

1 Group sales (including leased vehicles)

Financial Services

Positive business development in 2006 | Focus on improving market position and customer satisfaction | Efficiency-improving programs implemented worldwide | Significant increase in operating profit

	2006	2005	06/05
Amounts in millions of €			% change
Operating profit	**1,714**	1,468	+17
Revenues	**17,154**	15,439	+11
New business	**52,981**	48,152	+10
Contract volume	**113,297**	117,724	-4
Investments in property, plant and equipment	**29**	45	-36
Employees (Dec. 31)	**10,718**	11,129	-4

Positive business development at DaimlerChrysler Financial Services. The Financial Services division once again developed positively and further improved its market position in 2006. New business increased by 10% to €53.0 billion, while contract volume of €113.3 billion was 4% lower than in the prior year. Adjusted for exchange-rate effects, contract volume rose by 5%. At the end of 2006, the Financial Services portfolio comprised 6.5 million leased and financed vehicles. Operating profit for the year rose by 17% to €1.7 billion (see page 45).

The Financial Services division developed positively in all regions. Our worldwide activities in the year under review focused on further boosting our efficiency and enhancing customer and dealer satisfaction. We also improved our market position by cooperating with the vehicle divisions and dealers to develop financial services products that meet our customers' individual mobility needs. These products incorporate features such as servicing and vehicle insurance as part of the monthly financing installment or leasing rate.

Expanded range of products and improved customer satisfaction in North and South America. The Americas region (North and South America) managed a total contract volume of €80.4 billion at the end of 2006 (end of 2005: €85.9 billion). This was once again the highest volume recorded by any Financial Services region, accounting for 71% of the total portfolio. Adjusted for exchange-rate effects, the portfolio in the region expanded by 4%. New business rose by 12% to €35.7 billion. This was due in part to the high level of acceptance of our financial services products and our expansion into new market segments.

Both Mercedes-Benz Financial and Chrysler Financial once again significantly improved their ratings in the annual dealer satisfaction survey conducted in the United States by J.D. Power. In addition, DaimlerChrysler Financial Services Americas introduced new products in 2006 that generated a very positive market response. With "Business Vehicle Finance", we expanded the range of financing for commercial vehicles and passenger cars in business fleets. We also launched the CompleteLease full-service leasing product for Dodge and Sterling commercial vehicles in the United States.

Continual improvement of loan-approval and contract-processing procedures has played a major role in accelerating and simplifying the financing and leasing process. In line with this approach, we introduced "eContracting" in the United States in 2006 – the first electronic system for the completely paperless processing of leasing and financing applications.

Positive development in the Europe, Africa & Asia/Pacific region. The Europe, Africa & Asia/Pacific region also developed positively in 2006. Contract volume of €32.9 billion was 3% higher than the prior year's level. The strongest portfolio increases in Asia were recorded in China, Japan and South Korea.

DaimlerChrysler Financial Services provides the right financial services for each vehicle in the Group - already for more than three million customers worldwide.



Within the framework of our strategy for Europe, we intensified cooperation in the 20 European markets in which we operate. In 2006, we worked on further aligning the processes and systems for loan approval, risk management and refinancing. We also developed a more standardized range of products and a more uniform customer-relations policy. We expanded our product range throughout Europe for leasing, financing, insurance and fleet management. At the end of 2006, we managed a portfolio of €11.2 billion in Western Europe excluding Germany (2005: €10.9 billion).

In Germany, DaimlerChrysler Bank further improved its market position. Contract volume at our biggest European company rose by 5% to €16.0 billion. DaimlerChrysler Bank welcomed its one-millionth customer in May 2006. Since entering the direct banking market four years ago, the bank more than doubled its number of customers. In the year under review, DaimlerChrysler Bank laid the groundwork to utilize the Basel II internal ratings-based approach in its leasing and financing business in 2007. This advanced credit-risk assessment method will further strengthen our competitive position.

By establishing the new Fuso Financial business unit in October 2005, DaimlerChrysler Financial Services expanded its financing activities for commercial vehicles in Japan. In September 2006, Fuso Financial completed the rollout of its financial products for Mitsubishi Fuso's entire dealership network in Japan. The focus is now on providing financial services to customers throughout the country. With this goal in mind, Mitsubishi Fuso and Fuso Financial are jointly developing attractive products tailored to customers' needs.

Since the establishment of DaimlerChrysler Automotive Finance (China) Ltd. one year ago, we have succeeded in expanding our business operations with customers from three to a total of 15 major metropolitan areas in China. Our activities focus on providing support to the dealership network throughout the country. In this way, Financial Services is making an important contribution to DaimlerChrysler's penetration of the Chinese market. Contract volume in China totaled €105 million at the end of 2006.

Successful development of insurance services. The establishment of our center of competence "Automotive Insurance" enabled us to conclude important master agreements with insurance companies around the globe during the year under review. These agreements have already led to the significant expansion of business volumes in key markets such as France and Mexico and have also helped our smaller subsidiaries to gain access to favorable conditions and to improve their market position. Examples here include Sweden, Switzerland and Hungary. Our aim is to offer all of our leasing and financing customers around the world a competitive payment protection insurance policy.

Fleet management solutions gain importance for commercial customers. The Fleet Management unit increased the number of vehicles in its total fleet by 10% to 462,100 units in 2006. We began intensifying the links between passenger-car and commercial-vehicle fleet management in the areas of contract processing and customer care. The focus is on achieving even more integration with the sales activities of all the Group's automotive brands. We now offer fleet management services to our customers in 13 countries around the world.

Toll Collect system running smoothly. The toll collection system in Germany for trucks over 12 metric tons gross vehicle weight continued to operate reliably and smoothly after the conversion from on-board unit 1 (OBU 1) to OBU 2 was completed as planned at the beginning of 2006. The Toll Collect system registered a total of 25.8 billion kilometers traveled in Germany in 2006, with 546,000 on-board units in use at the end of the year. DaimlerChrysler Financial Services owns a 45% share in the Toll Collect consortium.

Van, Bus, Other

Sales of vans down slightly due to Sprinter model changeover | DaimlerChrysler Buses confirms market leadership | EADS: record aircraft deliveries and delays with the A380 | Operating profit of €913 million (2005: €1,091 million)

	2006	2005	06/05
Amounts in millions of €			% change
Operating profit	**913**	1,091	-16
Revenues	**13,439**	14,835	-9
thereof: Vans	**8,542**	8,135	+5
Buses	**4,039**	3,884	+4
Investments in property, plant and equipment	**447**	886	-50
Research and development expenditure	**494**	577	-14
Production[1]	**279,228**	295,353	-5
Unit sales[1]	**305,001**	315,567	-3
thereof: Vans	**256,895**	267,245	-4
Buses	**36,192**	36,221	-0
Employees (Dec. 31)	**39,400**	51,093	-23

1 Including the Mitsubishi Pickup L200 and the Mitsubishi Pajero produced in South Africa

The Van, Bus, Other segment comprises the Vans and Buses units, our holding in the European Aeronautic Defence and Space Company (EADS), the Corporate Research department, our real-estate activities and the holding and finance companies. Within the framework of our new management model, we decided that our vans and buses activities, which until 2005 were part of the Commercial Vehicles division, would be directly managed as separate units. In the context of the new management model, we merged the Corporate Research department and the development departments of the Mercedes Car Group; as a result, they are directly allocated to the Mercedes Car Group as of 2007.

Revenues for the Van, Bus, Other segment decreased by 9% to €13.4 billion, reflecting the disposal of our off-highway business.

The segment's operating profit declined from €1,091 million in 2005 to €913 million in the year under review (see page 45). The earnings figure includes the expenditure of €393 million related to implementation of the new management model. The earnings for EADS, as determined by the proportion of our interest in that company, are entered into DaimlerChrysler's operating profit with a delay of one quarter.

Vans

Market share remains stable despite Sprinter model changeover. Unit sales at the Vans unit totaled 256,900 vehicles worldwide in the year under review (2005: 267,200). This slight decrease in sales was due to the Sprinter model changeover and associated production bottlenecks at the Düsseldorf plant. The new Sprinter is now also being produced at the Ludwigsfelde plant. A total of 157,200 Sprinter vans were sold worldwide in 2006. With sales of 59,400 units by the end of the year, the new Sprinter is clearly continuing the success story of its predecessor. Despite the Sprinter model changeover, the Vans unit was able to maintain its 16% market share in the segment for medium and large vans in Western Europe, where it remained the market leader. Unit sales of Vito and Viano vans developed positively in 2006, totaling 94,100 vehicles (2005: 90,900). The introduction of economical and clean diesel engines throughout the year, as well as an expanded range of optional equipment, contributed to this positive result.

New Sprinter boasts a wide range of variants and high safety standards. The new Sprinter features an even broader range of variants than its very successful predecessor. Customers can choose from six engines, three wheelbase lengths, three roof heights and up to four overall vehicle lengths. The range of standard safety equipment has also been expanded. Along with airbags, wide-angle mirrors and improved crash protection, the new Sprinter now includes the Electronic Stability Program (ESP).

These innovative product features were the main reasons why the newspaper "Deutsche Handwerkszeitung" and the magazine "KEP aktuell/trans aktuell" respectively granted the Sprinter the "German Commercial Vehicle Prize 2006/2007" and the title "KEP Van of the Year".

Expanded market presence in the United States. The Sprinter has been available in the United States under the Dodge and Freightliner brands since 2003. In order to accommodate the increasing demand for the Sprinter in the United States, we decided to produce the successor model at our assembly plant in Charleston, South Carolina, starting in March 2007.



The **Mercedes-Benz Safety Coach** - the safest travel coach in the world - combines all of the existing safety systems. The **Sprinter** also has the best safety package in its class.

Buses

Market position maintained. DaimlerChrysler Buses comprises the bus operations of our Mercedes-Benz, Setra and Orion brands. The unit sold 36,200 buses and chassis worldwide in 2006 (2005: 36,200). The Buses unit thus repeated the high level of unit sales it achieved in the prior year and maintained its position as the global market leader. In Europe, we sold 8,700 vehicles in a growing market (+4%), once again achieving a market share of 22%. Unit sales in Latin America rose by 14% to 17,100 vehicles; with a market share of 48% in this region we are the market leader (2005: 49%). In the NAFTA region, we sold 6,300 buses and chassis in the year under review, fewer than in the prior year in line with the overall market development (2005: 6,700).

Safety and assistance systems enhance customer utility. Along with leadership in technology, the high comfort and safety standards of our products have played a decisive role in helping us maintain our competitiveness in the bus sector. At the IAA Commercial Vehicles Show 2006 in Hanover, we unveiled the "short" Mercedes-Benz Citaro K (length: 10.5 meters), the Mercedes-Benz Tourismo high-deck travel coach and the new MultiClass 400 low-floor intercity bus. All of these buses are equipped with pioneering safety systems as standard, including the Electronic Brake System (EBS) and the Electronic Stability Program (ESP). Also available are additional driver-assistance systems such as Proximity Cruise Control and the Lane Assistant. The Mercedes-Benz Citaro Low Entry intercity bus was named "Bus of the Year 2007" in the category of public transport buses. In the markets of Latin America, the DaimlerChrysler Buses unit presented the 18-meter O 500 chassis - a trend-setting articulated chassis with high passenger capacity.

Leader in alternative drives. DaimlerChrysler Buses' leadership in technology is also underscored by the unit's pioneering role in developing alternative drive systems. Examples include the drive systems used in the fuel-cell powered Mercedes-Benz Citaro city buses and in the hybrid buses built by Orion for the North American market. Here, with some 1,500 units sold, we are the market leader worldwide.

EADS

Record deliveries and challenges in the year under review. While the helicopter, defense and space businesses continued to develop positively in 2006 and Airbus delivered more aircraft than ever before, the year was also impacted by delays in the A380 program. The company will publish its results for the 2006 financial year on March 9, 2007.

During the first nine months of 2006, revenues at EADS as defined by the International Financial Reporting Standards (IFRS) rose to €27.5 billion from the €23.4 billion recorded during the same period of 2005. Operating profit amounted to €1.4 billion (first nine months of 2005: €2.1 billion). This decline was due to delays in the A380 program and the weakness of the US dollar against the euro.

Market success overshadowed by delays in the A380 program. Airbus delivered a record 434 aircraft in 2006 (2005: 378). Following record order intake in 2005, Airbus posted the second-highest level of incoming orders in its history in the year under review, receiving new firm orders for 790 aircraft (2005: 1,055). This is evidence of the ongoing strong demand for civil aircraft. As of December 31, 2006, Airbus had an order backlog of 2,533 civil aircraft (2005: 2,177).

The timetable for the delivery of A380 aircraft was altered in October 2006. This development will place a substantial financial burden on EADS in the period through 2010. According to the new schedule, deliveries to first customers of the A380, which received its Type Certification on December 12, 2006, will begin in October 2007. To regain its competitive strength, Airbus launched the "Power 8" efficiency-improving program with the goal of reducing costs by at least €2.0 billion each year beginning in 2010.

Green light for the A350 XWB. In December 2006, the EADS Board of Directors approved the start of the program for the new A350 XWB long-range airliner. The program targets a market whose volume is expected to total approximately 5,700 new aircraft over the next two decades.

98 – 109

Sustainability

Sustainability at DaimlerChrysler

A holistic approach to sustainability | Publication of first integrated sustainability report: "360 DEGREES" | Further sustainability goals defined

A holistic approach to sustainability. Only a financially sound company can make a positive contribution to social and environmental development over the long term. At the same time, business success obliges a company to take on specific responsibilities with regard to its employees, society as a whole and the natural environment. That's why our business operations must always be viewed against the background of social and ecological responsibility.

This is also the reason why our quest to deliver sustainable mobility plays a key role at DaimlerChrysler. The mobility of people and the transport of goods is an essential precondition for economic development. In view of limited resources and increasing transport volumes, the companies in the automotive industry have a duty to make future mobility, with all its technical and economic challenges, as environmentally friendly and sustainable as possible (see "Research and Development," pages 104 f; "Environment," pages 106 f).

At DaimlerChrysler, sustainability is ensured by the commitment of the company's employees. Our products and services are the result of the efforts of all the men and women at DaimlerChrysler who devote their talent, expertise, dedication and creativity to ensuring the Group's sustainable success. That's why it is so important for us to create the right working conditions for our employees, open up long-term perspectives for them, promote their professional development and offer them an attractive working environment. In this context, it is no contradiction that we sometimes have to reduce the number of employees in order to strengthen our competitiveness and thus make the remaining jobs more secure. In fact, such an approach is clearly in line with our long-term orientation (see "Human Resources", pages 102 f). But our sense of social responsibility does not stop at the factory gates; on the contrary, that's only the beginning (see "Social Responsibility", pages 108 f).

Integrative sustainability management. In order to successfully implement the various aspects of sustainable operations within the Group, every part of the company is being integrated into a target system. The sustainability initiatives that were launched in 2005 were continued in the year under review. An integrative, cross-divisional committee is responsible for centralized sustainability management. The committee meets regularly in order to further enhance DaimlerChrysler's sustainability profile. Its activities include continuing the multi-stakeholder dialogue, managing the measures being taken to improve the Group's external sustainability ratings, and further refining our sustainability reporting.

Above and beyond the requirements of the law, DaimlerChrysler has implemented a broad range of regulations that support our commitment to sustainability. Examples include the DaimlerChrysler Integrity Code, the Environmental Guidelines and the Health and Safety Guidelines.

The various divisions and functional departments monitor and control our sustainability initiatives. Examples include the Global Diversity Council, the Business Practices Office and the Corporate Compliance Operations department. With regard to ecological issues, this monitoring and controlling function is carried out by a steering committee whose members are selected in line with product-related or production-related criteria. The committee is headed by the Group's chief environmental officer.

Sustainability is based on long-term economic success; it gives due consideration to social aspects at the company and in the community, as well as to environmental concerns.

Publication of first integrated report. Annual reporting forms a key component of sustainability management. In 2006, DaimlerChrysler published an integrated sustainability report for the first time ever. Entitled "360 DEGREES", it was the successor to the Environmental Report and the Social Responsibility Report. Our sustainability reporting thus rests on three pillars:

- The report "360 DEGREES - MAGAZINE on Sustainability 2006" offers readers a journalistic treatment of selected topics.
- The report "360 DEGREES - FACTS on Sustainability 2006" uses data and statistics to provide an overview of the company's sustainability activities in the past financial year.
- In addition, the company's website offers further information that completes those reports' coverage of this topic.

The report "360 DEGREES - FACTS on Sustainability 2006" and DaimlerChrysler's presentation of sustainability on the Internet take their lead from the guidelines of the Global Reporting Initiative (GRI). These guidelines provide interested parties with a portrait of our companies' achievements in the area of sustainability that is not only transparent, but also provides a sound framework for comparison.

Other activities and goals related to sustainability. In the 2006 financial year, DaimlerChrysler increased its involvement in non-financial reporting through its membership of the Global Reporting Initiative as an "organizational stakeholder".

Our efforts to organize our business operations in accordance with various aspects of sustainability were also honored by external assessments of our performance in 2006. DaimlerChrysler shares continue to be included in the globally renowned Dow Jones Sustainability Index (DJSI) - one of the world's most important sustainability indices. DaimlerChrysler shares are also included in the Dow Jones STOXX Sustainability Index, which reflects the share-price performance of European companies with a particular commitment to sustainability. In addition, DaimlerChrysler is also listed in other ratings and indices such as Oekom, Vigeo and AccountAbility. We continue to pursue the goal of further improving our performance with regard to sustainability. We are convinced that our efforts will be reflected in the relevant sustainability ratings and rankings.

Furthermore, DaimlerChrysler has defined targets and measures in order to further strengthen its commitment to the model of sustainable business operations. These include targets regarding climate protection and air purity, the assessment of environmental management systems, the improvement of service quality and continued education and training programs for the employees. This will ensure long-term competitiveness in this era of demographic change and will help us in our fight against HIV/AIDS.

More information on sustainability can be found in the following chapters of the annual report as well as in the reports "360 DEGREES - MAGAZINE on Sustainability 2006" and "360 DEGREES - FACTS on Sustainability 2006" and on our website at www.daimlerchrysler.com/sustainability.

Human Resources

Global Human Resources Strategy safeguards competitiveness | New compensation model (ERA) introduced in Germany on January 1, 2007 | New management model implemented at the human resources level | Approximately 9,400 traineeships worldwide

	2006	2005	06/05
Employees (December 31)			% change
DaimlerChrysler Group	360,385	382,724	-6
Mercedes Car Group	99,343	104,345	-5
Chrysler Group	80,735	83,130	-3
Truck Group	83,237	84,254	-1
Sales Organization Automotive Businesses	46,952	48,773	-4
Financial Services	10,718	11,129	-4
Van, Bus, Other	39,400	51,093	-23

Improved productivity and headcount reductions. The DaimlerChrysler Group had 360,385 employees worldwide on December 31, 2006 (2005: 382,724), and achieved significant productivity improvements in all divisions during the year 2006. 166,617 persons were employed in Germany (2005: 182,060) and 94,792 in the United States (2005: 97,480). The number of employees decreased compared to the figure for 2005, primarily due to the implementation of the CORE program at the Mercedes Car Group and the new management model in the administrative areas of the headquarters and operational units, as well as the sale of the off-highway business. Within the context of implementing the new management model, some functions that had previously been performed at the Group level were assigned to the divisions. Therefore, the approximately 2,000 employees of the former Corporate Research department are now shown at the Mercedes Car Group, since Corporate Research was merged with the development departments of the Mercedes Car Group. These changes have led to opposing employment effects in the divisions, making it difficult to directly compare their figures with the prior year.

Global Human Resources Strategy safeguards competitiveness. The targets for our human resources operations are clearly defined in the DaimlerChrysler target system (see page 36): We aim to hire, retain and promote highly motivated and high-performing employees. In order to attain this goal and contribute to the Group's long-term success, we pursue a Global Human Resources Strategy that is based on five pillars: profitability, a competitive workforce, future-oriented leadership, high attractiveness as an employer and professional organization. In 2006, our human relations work focused on three key challenges: improving our competitiveness, especially in the areas of labor costs and employee performance; implementing the new management model; and systematically integrating the organization of decentralized human resources departments, systems and processes.

Putting shared corporate values into practice. Passion, Respect, Integrity and Discipline provide orientation and form the basis for every employee's actions in line with the culture of excellence at DaimlerChrysler. It is therefore vitally important that these basic values are put into practice without any reservations and are firmly established in our human resources procedures.
Due to their position as role models, managers bear a special responsibility in this regard.

Transformation of the compensation system. The uniform collective framework agreement for hourly and salaried employees in Germany (ERA) is being introduced with effect as of January 1, 2007. To this end, the work activities of approximately 125,000 employees have been reevaluated in cooperation with human resources units, managers and works councils. Further details of the agreement, such as a new system for measuring performance, will be worked out in the course of 2007. In the "Safeguarding the Future 2012" agreement concluded in 2004, it was agreed that after the introduction of ERA at DaimlerChrysler, the wage increase of 2.79% stipulated in the collective bargaining agreement would not be implemented in full. It was also agreed that the existing workforce at the Group's German locations would receive wage and salary guarantees and company compensation components if necessary. For new employees, ERA applies in full as specified in the collective wage bargaining agreement and in the terms of application for the various plants. Another consequence of the "Safeguarding the Future 2012" agreement is that the wages of DaimlerChrysler employees covered by the collective wage bargaining agreement were reduced by 2.79% in 2006. For senior managers in Germany, variable compensation for 2006 was reduced by 10% in addition to the reduction of their regular monthly salaries.

Our employees are the key to DaimlerChrysler's successful future. Because the motivation, expertise and efficiency of our workforce make a crucial contribution to the DaimlerChrysler Group's long-term success.

Headcount reductions at the Mercedes Car Group. The CORE program approved by the Board of Management at the end of September 2005 called for a reduction of 8,500 jobs within 12 months at the German locations of the Mercedes Car Group. The goal was to reach this figure through voluntary severance agreements. The basic terms and conditions of severance were defined in a social program and the affected employees were actively supported in their search for new jobs both inside and outside the Group. By September 30, 2006, approximately 9,300 employees had signed voluntary severance agreements or had already left the Mercedes Car Group. During the fourth quarter of 2006, an additional 400 employees accepted the voluntary severance offer.

Start of implementation of new management model's human resources provisions. In January 2006, the Group announced that it would be using a new management model to improve competitiveness and promote its profitable growth by eliminating duplication, consolidating administrative functions and streamlining processes (see page 35). As a result of these measures, the number of administrative employees worldwide will be reduced by approximately 6,000 (about 20%) by the end of 2008. The target in Germany will be reached through voluntary severance agreements and by means of the specific terms of the "Safeguarding the Future 2012" agreement. By the end of January 2007, approximately 2,000 employees worldwide had either signed voluntary severance agreements or had already left the Group.

New healthcare regulations at the Chrysler Group. In 2006, we changed the healthcare regulations covering the non-union salaried employees and retired employees of the Chrysler Group. Since January 1, 2007, these employees have been paying contributions to their healthcare insurance in relation to their rank and salary level. In the future, retirees not covered by Medicare will have to pay a portion of the cost increases, which will be calculated according to their income at the start of retirement. On the other hand, retirees who are covered by Medicare will in the future receive supplementary payments into a healthcare retirement account instead of receiving additional benefits. In the coming year, we will continue our talks with the union United Automobile, Aerospace and Agricultural Implement Workers of America (UAW) on the issue of how to reduce the costs of health care.

Workforce diversity contributes to corporate success. Professional diversity management promotes the purposeful and complementary utilization of our employees' different areas of expertise, experience, perspectives and cultures. Through this process, we can react more effectively to the broad spectrum of our customers' needs and can thus improve our competitiveness.

In Germany, the diversity of our workforce is strengthened by numerous activities, including diversity workshops for all management staff, target ranges for the percentage of women in management positions, and the expansion of nurseries and daycare centers for the children of our employees. In addition, the Chrysler Group contributes its many years of experience to our Group-wide diversity management by providing special support to minority-group dealers and suppliers.

Training programs ensure long-term competitiveness. In an effort to open up new perspectives for young people and to safeguard our long-term competitiveness, we employed 7,896 trainees in Germany and 9,352 worldwide (2005: 9,880). In addition, following consultation with the Corporate Works Council, in 2006 we further increased by 5% the number of traineeships in our production plants and at the DaimlerChrysler headquarters in Germany and concluded approximately 2,600 new trainee contracts.

"CAReer – the Talent Program": launch of a new Group-wide program for young employees. The CAReer program consolidates more than 30 previous entry-level programs aimed at strategically recruiting young high-potential employees all over the world. This allows us to foster university graduates with above-average grades, initial practical experience and impressive personal skills, with less administrative complexity than before. We can also standardize our selection processes and application management procedures as well as providing trainees with detailed individual preparation for the positions they will occupy.

A "thank you" to our workforce. The Board of Management thanks all of the employees at DaimlerChrysler for their initiative, commitment and achievements in the year 2006. We are convinced that our employees' ability, enthusiasm and energy will secure a successful future for the Group. We also extend our thanks to the employee representatives for their constructive cooperation in 2006.

Research and Development

€5.3 billion invested in research and development | Reorganization improves cooperation, efficiency, quality and speed of development | Enhanced vehicle safety leads to fewer traffic accidents | Presentation of the world's first gasoline engine with piezo injectors and jet-guided fuel injection | Clear concepts for achieving the goal of zero-emission drive systems

Research and development are key factors for market success. A pioneering spirit and technological progress are two of the essential pillars supporting the global success of our products. The goals of DaimlerChrysler's worldwide research and development departments are to ensure that our customers enjoy individual mobility on a sustainable basis and to put customer-focused innovations on the road, while conserving resources and helping to protect the environment.

25,200 people were working towards achieving exactly these goals at Corporate Research and in the development departments of the Mercedes Car Group, the Chrysler Group, the Truck Group and the Vans and Buses units at the end of 2006. DaimlerChrysler invested €5.3 billion in research and development in 2006 (2005: €5.6 billion) (see page 55).

Reorganization of research and development activities improves efficiency and quality. Competition among all vehicle manufacturers has become much more intense in the past few years. Correspondingly, the pressure to innovate has increased substantially, particularly in the premium segment. To ensure that we can react more rapidly to changed market conditions, on the one hand we have strengthened the organizational links between our research and development departments, on the other hand we have combined our resources and focused them more closely on the customer-oriented development of our products. The new department Group Research and Mercedes Car Group Development is therefore now responsible not only for Mercedes Car Group products but also - in its role as a competence center for the entire Group - for preliminary development activities at all vehicle divisions. This will allow us to safeguard our innovation expertise and transfer it more rapidly into marketable products, thereby ensuring even greater market success.

Closer cooperation is leading to the standardization and optimization of Group-wide processes, as well as bringing products to a more advanced level at an earlier stage. For example, our researchers are working with IT-based simulation tools that allow new components and systems to be tested even before the first prototypes have been built. This simulation tool, which was developed by Corporate Research, enables our development engineers to extensively test the functions of a new component that exists only in the form of a data set, often more intensively than when using a test vehicle. In this way, weaknesses can be identified and eliminated at an early stage, thereby ensuring that a high level of quality is achieved when series production is started.

The vision of accident-free driving - enhanced safety. Safety has been the top priority at DaimlerChrysler for a very long time. This is why our efforts to enhance both active and passive safety are based not only on legal requirements, but also on the actual events that take place during an accident.

One example is the Brake Assist System (BAS), which was presented for the first time in 1996 and has been standard equipment in all new Mercedes-Benz passenger cars since 1997. BAS significantly reduces vehicle braking distance in critical situations. Some ten years after the launch of BAS, the official German accident statistics for 2006 clearly show that Brake Assist helps prevent accidents. Rear-end collisions caused by Mercedes-Benz passenger cars have been reduced by a further 8% due to BAS. Moreover, the number of severe accidents involving pedestrians fell by 13%.

BAS therefore makes road traffic safer, as does the Electronic Stability Program (ESP), which was introduced by Mercedes-Benz in 1995 and has been standard equipment in all Mercedes-Benz passenger cars since 1999. Accident statistics from Europe, Japan and the United States show that ESP has caused the proportion of accidents due to driver error to fall from 21% to 12%; in other words, it has decreased by nearly a half.

The PRE-SAFE® braking system introduced in the CL and S-Class in 2006 takes us another step closer to the vision of accident-free driving. If an accident is imminent and the driver has failed to react to visual and acoustic warnings, the new system automatically initiates a partial braking maneuver, in which it generates up to 40% of maximum braking force. If the driver then depresses the brake pedal, the system immediately makes the maximum braking force available. Depending on the situation, these actions will either prevent an accident from occurring at the last second or reduce the severity of impact by up to 40%. We also offer a similar system for commercial vehicles. Known as Active Brake Assist, it is currently in use in the Actros heavy-duty truck. If a collision is

Assistance system for more safety:
The PRE-SAFE® brakes in the S-Class and CL-Class brake the car automatically if an accident is imminent.



imminent, the system automatically initiates an emergency braking maneuver if the driver fails to respond to visual and acoustic alarms. Experts believe that widespread use of all safety systems presently available would halve the number of accidents involving commercial vehicles.

For this reason, Active Brake Assist is a key component of the Mercedes-Benz Safety Technology for Commercial Vehicles initiative. This initiative includes the "Safety Truck", "Safety Coach" and "Safety Van", which are equipped with every assistance and safety system currently available.

All the aforementioned vehicles are already on the market and are thus making a major contribution to the realization of our vision of accident-free driving.

Energy for the future – ensuring sustainable mobility. DaimlerChrysler is pursuing a multi-stage approach in order to be able to offer its customers reliable and economical drive concepts over the long term. Combustion engines will maintain their dominant role in the coming years. We will therefore make them more efficient, cleaner and more economical, in order to achieve further reductions in emissions, including carbon dioxide. Our objective is to make gasoline engines as efficient as diesel engines, and diesel engines as clean as gasoline engines. A logical step in this direction was taken at the beginning of 2006 with the presentation in the CLS-Class of the world's first gasoline engine equipped with piezo injectors and a jet-guided direct fuel injection. The new engine uses 10% less fuel than one equipped with a conventional injection system. With regard to diesel engines, our BLUETEC system (see page 106) is the first technology package for passenger cars on the market that reduces emissions of all relevant diesel exhaust components to previously unknown levels.

Our research and development engineers are also working hard on alternative and environmentally friendly fuels such as SunDiesel, which is made from biomass (see page 107).

Hybrid drive systems will become more important in the medium term, which is why we are developing various hybrid concepts, for example in a joint venture involving General Motors and BMW (see page 106).

The most effective and environmentally friendly drive concept for the long term is the fuel cell, which we have been developing intensively for many years now.

Fuel cells for a zero-emission future. Many challenges must be overcome before fuel-cell technology is ready for the mass market, probably some time between 2012 and 2015.

At present, 100 Mercedes-Benz fuel-cell vehicles - passenger cars, Sprinter vans and buses - are being used by customers in normal everyday operations. By the end of 2006, this fleet had accumulated a combined 2.8 million kilometers and 146,800 operating hours.

Evaluation of the collated test data has produced valuable results that will flow into the development of the next generation of fuel-cell vehicles, which will be based on the Mercedes-Benz B-Class and the Citaro fuel-cell bus. Fleet tests in the future will focus on reducing costs further and achieving additional technical improvements in the areas of cold-start capability, vehicle range and power-to-weight ratio.

The Clean Urban Transport for Europe (CUTE) and the Ecological City Transport System (ECTOS) hydrogen projects, both of which are funded by the European Union, have shown that our fuel-cell buses work reliably even under the extreme conditions of everyday use. Due to this success, the European Union decided in favor of a follow-up project called HyFLEET:CUTE, which was launched in January 2006.

In addition to these projects, we cooperate on fuel-cell and hydrogen projects with partners around the world in the energy industry and at government agencies. Such projects include the Clean Energy Partnership (CEP) in Berlin, the California Fuel Cell Partnership (CaFCP) in Sacramento and the Japanese Hydrogen and Fuel Cell Project (JHFC) in Tokyo. These initiatives not only demonstrate the capabilities of fuel-cell vehicles, but also present technologies suitable for producing and distributing hydrogen. The establishment of an infrastructure of hydrogen filling stations is just as important in terms of market readiness as the further development of the hydrogen fuel-cell drive itself.

Environment

€1.7 billion spent on environmental protection | BLUETEC – a sustainable concept for the world's cleanest diesel engines | Market-ready hybrid drive systems for commercial vehicles increase customer utility in city traffic | Further emission reductions with environmentally friendly fuels | 1.5 million flex-fuel vehicles delivered worldwide

Responsibility for the environment. Environmental protection is an essential component of DaimlerChrysler's corporate strategy. Making mobility sustainable is our most important goal in the area of environmental protection. We are improving our products' environmental compatibility, continually reducing the fuel consumption and emissions of our gasoline and diesel engines, and developing alternative drive systems. We apply environmentally friendly production processes, help to improve fossil fuels and promote the development and use of renewable fuels. In the year under review, we spent €1.7 billion (2005: €1.5 billion) on environmental protection.

BLUETEC – a milestone on the path to sustainable mobility. The market launch of the Mercedes-Benz E 320 BLUETEC in the United States and Canada in October 2006 opened up a new era in the history of diesel drive systems for passenger cars. Optimized engines and innovative technology for exhaust aftertreatment make it the world's cleanest diesel vehicle. Our goal is to produce extremely fuel-efficient, robust and high-torque diesel drive systems whose emissions approach those of gasoline engines. This DaimlerChrysler technology will also enable diesel-powered passenger cars to fulfill the world's most stringent emissions limits. What's more, BLUETEC is a concept that can be used by commercial vehicles and passenger cars alike. In 2008, we plan to launch three additional BLUETEC models that have received type approval in all 50 US states.

The combined fuel consumption of the E 320 BLUETEC is 6.7 liters per 100 km. In other words, the vehicle can travel around 1,200 km on one tank of diesel. In view of increasing fuel prices and the challenges of climate protection, this model's record-breaking low fuel consumption is a strong argument for the use of ultramodern, clean diesel technology. That's why we plan to gradually introduce BLUETEC passenger cars in other markets. We aim to offer European customers BLUETEC in a passenger car starting in 2008, provided that a sufficient supply of low-sulfur diesel fuel is available throughout Europe by that time.

BLUETEC has convincingly demonstrated its advantages since early 2005 in Mercedes-Benz commercial vehicles from all model series, and is now standard equipment in European markets; in 2006 we sold 24,900 BLUETEC trucks. These vehicles already achieve emissions below the Euro 5 emissions norm, which will go into effect in 2009. As a result, vehicle owners receive varying reductions on vehicle taxes or toll charges, depending on the country involved. In other words, freight companies that have invested in BLUETEC technology are reaping the benefits of their commitment to environmental protection in financial terms as well.

On track for success with environmentally friendly hybrid drive systems. The successful use of hybrid drive systems in commercial vehicles is demonstrated by our Orion buses and the Canter truck of our brand Mitsubishi Fuso. They are fuel-efficient, comfortable and low in emissions.

The advantages of hybrid drive are particularly apparent in urban transport applications. These benefits have convinced the public transport authorities of New York, Toronto and San Francisco, who ordered a total of 420 of the Orion VII Hybrid city bus in 2006. Our hybrid buses thus continued their success story in North America. With 1,500 orders since the start of deliveries in 2003, DaimlerChrysler was the world's biggest supplier of hybrid buses once again in 2006.

In July 2006, our Trucks Asia unit started production of the Canter Eco Hybrid, the world's most environmentally friendly series-produced lightweight truck. As well as cutting fuel consumption by 20%, this 2.8-ton vehicle reduces nitrogen oxides by 41% and particulate emissions by 46%. In other words, it already fulfills the emission limits that go into effect in Japan in August 2007.

Furthermore, we have teamed up with General Motors and BMW at an engineering center in Troy, Michigan to develop the next generation of hybrid drives for passenger cars. The goal of this alliance is to pool knowledge and resources in order to develop hybrid systems and components that each of the participating automakers can integrate into its own vehicles in a way most appropriate to its brands.



With BLUETEC:
The cleanest diesel in the world
in all vehicle categories.

Natural fibers in vehicle construction combine ecology and economy. DaimlerChrysler's innovative use of abaca fibers in the spare-tire well cover in the underbody of the three-door version of the Mercedes-Benz A-Class since September 2004 makes it the first and so far only automaker to use natural fibers in a series-produced component for passenger car exteriors. Since January 2006, we have been using this component in all versions of the Mercedes-Benz A-Class and B-Class. The natural-fiber component fulfills the same high standards of quality that are applied to conventional exterior components with regard to resistance to stone chipping, weather conditions and moisture. Abaca fibers are much better for the environment than glass fibers due to their very good ecological balance in terms of production, use and recycling.

Environmentally friendly fuels support efficient engines. Clean, modern engines require clean, modern fuels. In fact, fuel consumption and emissions can be further reduced only in combination with enhanced fuels. This explains the importance of second-generation biofuels such as SunDiesel, which can play a major role in further reducing traffic-related emissions, especially of carbon dioxide.

In March 2006, we established the Alliance for Synthetic Fuels in Europe (ASFE) together with Renault, Royal Dutch Shell, Volkswagen and the joint venture Sasol Chevron. The Alliance's objective is to promote the use of synthetic fuels and to support the efforts being made to achieve sustainable mobility.

In the United States, we are already delivering every new Jeep® Liberty CRD with B5 fuel, 5% of which consists of biodiesel. So-called flex-fuel vehicles, which can be operated with a bioethanol-gasoline mix (E85), are playing an increasingly important role in the US. DaimlerChrysler has already produced 1.5 million flex-fuel vehicles, although in most countries only small amounts of bioethanol are currently available. However, mixing renewable fuels with conventional fossil fuels is ecologically and economically efficient, because for the same degree of environmental friendliness it is then unnecessary to create a separate infrastructure.

To promote the sustainable use of biofuels, we signed the Magdeburg Declaration, an agreement with the United Nations Environment Program (UNEP) that signifies our readiness to cooperate in this area. DaimlerChrysler will provide the technical prerequisites to make it possible for passenger cars to fill up with fuel containing 10% of biodiesel or bioethanol. In a memorandum of understanding signed in February 2006, we specified further details of our cooperation with the UNEP. As part of our ongoing cooperation, we plan to develop standards for the sustainable production of biomass for biofuels.

Managing environmental protection and avoiding environmental risks. Because we are firmly committed to integrated environmental protection, we require our production plants throughout the world to be certified according to the ISO 14001 standard. In addition, our production plants in Germany are also regularly inspected in line with the more comprehensive European EMAS (Eco-Management and Audit Scheme) regulations, which came into effect in 1995. As early as 1996, we had validated 12 German production plants and the DaimlerChrysler sales organization in Germany according to EMAS. Today, more than 96% of our employees worldwide work within the framework of environmental management systems that have been certified in line with ISO 14001 and/or EMAS.

In order to clearly identify and eliminate environmental risks, we introduced a method we developed ourselves for assessing risks to the environment (environmental due diligence) in 2000. Since then, environmental risks occurring in our worldwide production plants have been centrally recorded and assessed, and the measures needed to eliminate them are determined. The results of the second phase of this program, which was largely concluded in 2006, revealed that this systematic assessment plays a major role in reducing risks and improving the environmental performance of the individual plants.

Social Responsibility

Worldwide social commitment supported by Board of Management and workforce | Utilizing core competencies for society | Ongoing dialogue with policymakers, the business community and society | Focus on improved transatlantic relations and enhanced traffic safety for children

DaimlerChrysler as a global citizen. DaimlerChrysler is not only a leading global vehicle manufacturer, but also an important participant in society in general. We therefore have a social commitment to all the communities in which we operate. Our economic success allows us to promote the arts and culture, as well as to provide financial support to society not only in times of crisis. This involvement is based on our commitment to international initiatives such as the United Nations' "Global Compact", from which we have derived internal guidelines for our daily activities.

Intensified transatlantic dialogue. With roots in Baden-Württemberg and Michigan, we are the world's largest transatlantic corporation, and are therefore proud of the contribution we make towards promoting transatlantic communication. One platform for the improvement of this dialogue is the "Brussels Forum", an event organized annually by the German Marshall Fund. DaimlerChrysler was the first corporate sponsor of this important annual event.

Help your neighbor. The DaimlerChrysler Corporation Fund and the Group's US employees make a positive contribution to social stability in the United States through our "Good Neighbors, *Good Citizens®*" program. The Fund was started in 1953. DaimlerChrysler employees play an active role on a day-to-day basis in the communities where they live and work. In 2006 for example, in Detroit, more than 150 volunteers from DaimlerChrysler facilities and the metro Detroit community built a new place to play for the children who visit the People Community Service's Delray Neighborhood House in Southwest Detroit. Volunteers worked to construct a 150 ft. x 150 ft. playscape on the grounds of the community center, which serves more than 8,000 children each year. We also supported projects in South Africa, Northern Ireland and the Middle East with the initiative "Playing for Peace". Through this program, the sport of basketball is used as a vehicle for overcoming social tension.

DaimlerChrysler Financial Services builds on its core business competencies as an automotive finance company to make a positive difference in its communities. For example, Chrysler *Financial* helps urban youth to help themselves with its "Get Your Money Right" program. It also provides financial support for educational and cultural activities and non-profit organizations. In cooperation with the "Entrepreneurs' Organization", Mercedes-Benz Financial supports young people starting their own companies by sponsoring seminars on business administration and management practices. Personal employee community involvement is also widespread in Germany, where our employees volunteer their time and skills to benefit charitable causes. In addition, since 2003 DaimlerChrysler Bank has been a sponsor of the "People for People" development-aid organization, which focuses on education and training.

Our partnership with the International Olympic Committee (IOC), now in its fifteenth year, is active worldwide. This partnership is working on improving opportunities in life for the younger generation. Within the framework of the "Olympic Solidarity" aid fund, sports fields and training centers have been built in Africa and Asia. And for the mobility of next-generation athletes, so far approximately 100 national Olympic committees have been provided with minibuses, mainly Mercedes-Benz Sprinters.

Training gives young people a vital opportunity. DaimlerChrysler is actively involved in providing young people with encouragement, education and training courses to enable them to acquire professional skills and qualifications. We aim to offer young people good prospects for the future, thus promoting the stability of society in general. DaimlerChrysler makes a valuable contribution to achieving these goals in many countries of the world through its global network of training centers, the "DaimlerChrysler Automotive Academy". We took the first step towards realizing this concept in Ulan Bator (Mongolia) in 1999. Since then, we have opened additional training centers in Kabul (Afghanistan), Perm (Russia), Kuwait and Beit Sahour (Palestine). At present, the "DaimlerChrysler Financial Services Automotive Academy" is starting operations in South Africa.

DaimlerChrysler employees are responsible citizens – as good neighbors in their communities, as committed participants in society in general, and as credible and reliable partners in the political arena.

Since 1998, DaimlerChrysler has been supporting gifted school students in Germany through the "Perspective Forum" in cooperation with the "Young Researchers" foundation. Within this forum, today's experts discuss important future issues with the research scientists and engineers of tomorrow. In the year 2006, the discussion in Berlin focused on the significance of values and ethics in business, science and society.

"Mondialogo": intercultural learning and sustainable development. Together with UNESCO, DaimlerChrysler founded the "Mondialogo" initiative in 2003 in order to foster understanding, respect and acceptance among young people from different cultures. In 2006, the Chairman of DaimlerChrysler's Board of Management, Dr. Dieter Zetsche, and the Director General of UNESCO, Mr. Koïchiro Matsuura, agreed to continue the Mondialogo project. In November 2006, prizes were awarded in Rome to the winners of the second "Mondialogo School Contest", in which 35,000 students from 138 countries participated. The first prize was awarded to a partner team from Indonesia and Italy that used donations to set up an evening school in Jakarta for 100 children who earn a living during the day by collecting garbage. In addition to the School Contest, there is also a worldwide Mondialogo "Engineering Award", which will be presented for the second time at the end of 2007 to engineering students who have developed concepts for promoting knowledge transfer between industrial and developing countries.

Enhanced traffic safety for children in road traffic. Improving the safety of children in road traffic was once again a key focus of DaimlerChrysler's social commitment in 2006. "MobileKids", DaimlerChrysler's traffic-safety initiative for children between the ages of eight and twelve, is based on the principle of learning through play. The concept includes a TV cartoon series ("The Nimbols") and a multi-lingual interactive Internet game platform ("Mokitown") with more than 900,000 registered users worldwide. The highlight of the year in Germany was the MobileKids "S-Cool-Tour", which visited 40 primary schools in Bavaria. We also promote traffic safety for children with other worldwide initiatives such as the "Global Road Safety Partnership" and "Seat-Check" in the United States.

Focus on supplier diversity. In connection with our purchasing activities, it is important for us to open up opportunities for minority suppliers and disadvantaged social groups. The purchasing activities of the Chrysler Group alone sourced goods and services worth over US $3.9 billion from minority-owned suppliers in the United States in 2006. This represents an increase of US $0.2 billion compared to the previous year. Within the last seven years, Chrysler has nearly doubled its purchases from minority suppliers. Our objectives are anchored in internal goal agreements. We also expect our suppliers to increase their purchasing volume from minorities in the second-tier supply chain. To help them do so, the Chrysler Group conducts a wide range of activities.

Responsible partnerships create mutual trust. Sustainability and social responsibility are key elements of DaimlerChrysler's corporate vision. They combine economic, ecological and social aspects with corporate success. We are aware of the numerous social challenges worldwide, and are also prepared to play an active part in finding solutions – in the local community as a good neighbor, in the wider society as a committed corporate citizen, and in the political arena as a reliable and credible partner.

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Corporate Governance

Corporate Governance Report

General conditions

DaimlerChrysler is a stock corporation with its domicile in Germany. The legal framework for corporate governance therefore derives from German law, particularly the Stock Corporation Act, the Codetermination Act and legislation concerning capital markets, as well as from the Memorandum and Articles of Incorporation of DaimlerChrysler AG.

As our shares are also listed on the New York Stock Exchange (NYSE), we are obliged to adhere to the capital-market legislation and the listing requirements applicable in the United States. We are therefore in favor of the harmonization of international stock-exchange regulations wherever this is practical.

A description of the differences between DaimlerChrysler's corporate governance principles and those applicable to US companies under NYSE corporate-governance listing standards can be seen on our website at www.daimlerchrysler.com/corpgov_e.

DaimlerChrysler's corporate bodies

Shareholders and the Annual Meeting. The company's shareholders exercise their rights and cast their votes at the Annual Meeting. Each share in DaimlerChrysler AG entitles its owner to one vote. There are no shares with multiple voting rights, no preferred or privileged stock, and no maximum voting rights.

Various important decisions can only be made by the Annual Meeting. These include the decision on the appropriation of distributable profits, the ratification of the actions of the members of the Board of Management and the Supervisory Board, the election of the independent auditors and the election of members of the Supervisory Board. The Annual Meeting also makes decisions on amendments to the Memorandum and Articles of Incorporation, capital measures, and the approval of certain intercompany agreements. The influence of the Annual Meeting on the management of the company is limited by law, however. The Annual Meeting can only make management decisions if it is requested to do so by the Board of Management.

Separation of corporate management and supervision. DaimlerChrysler AG is obliged by the German Stock Corporation Act to apply a dual management system featuring the strict separation of the two boards responsible for managing and for supervising the company (two-tier board). With this system, the company's Board of Management is responsible for the executive functions, while the Supervisory Board monitors the Board of Management. No person may be a member of these two boards at the same time.

Supervisory Board. In accordance with the German Codetermination Act, the Supervisory Board of DaimlerChrysler AG comprises 20 members. Half of them are elected by the shareholders at the Annual Meeting. The other half comprises members who are elected by the company's employees who work in Germany. The members representing the shareholders and the members representing the employees are equally obliged by law to act in the company's best interests. According to a decision by the Supervisory Board, more than half of the members of the Supervisory Board representing the shareholders are to be independent in order to ensure that the Board of Management is advised and monitored independently. The Supervisory Board of DaimlerChrysler AG fulfills this criterion in its present composition.

The Supervisory Board monitors and advises the Board of Management in its management of the company. Its duties also include appointing and recalling members of the Board of Management, as well as deciding on their compensation, whereby the details of the compensation of the Board of Management's members are delegated to the Presidential Committee. However, the Supervisory Board reviews and advises on the structure of the system of compensation whenever this is necessary. It also reviews the individual and consolidated annual financial statements and reports to the Annual Meeting on the results of its review.

The work of the Supervisory Board is coordinated by its chairman. The Supervisory Board has formed three committees: the Presidential Committee, the Audit Committee and the Mediation Committee.

The **Presidential Committee** has particular responsibility for the contractual affairs of the members of the Board of Management and for determining their compensation. It advises and decides on questions of corporate governance, on which it also makes recommendations to the Supervisory Board. In addition, the Presidential Committee supports and advises the Chairman of the Supervisory Board and his deputy, and prepares the meetings of the Supervisory Board.

The **Audit Committee** deals with questions of accounting, risk management and the annual audit. It discusses the effectiveness of the internal control systems and the risk-management system, and regularly receives reports on the work of the Corporate Audit department. In addition, the Audit Committee has established procedures for dealing with complaints about accounting and the internal control systems, and receives regular reports about such complaints and how they are dealt with. It also discusses the interim financial statements and reviews the annual financial statements, individual and consolidated, of DaimlerChrysler AG. The Audit Committee is informed by the Board of Management about the Group's financial disclosure and discusses this matter. It makes recommendations concerning the selection of independent auditors, assess such auditors' suitability and independence, and, after the independent auditors are elected by the Annual Meeting, commissions them to conduct the annual audit of the individual and consolidated financial statements, negotiates an audit fee and determines the focuses of that audit. The Audit Committee receives reports from the independent auditors on any accounting matters that might be regarded as critical and on any differences of opinion with the Board of Management. In addition, it makes recommendations to the Supervisory Board, concerning for example the appropriation of distributable profits and capital measures. Finally, the Audit Committee approves services provided to DaimlerChrysler AG or companies of the DaimlerChrysler Group by the company of independent auditors or its affiliates that are not directly related to the annual audit.

The Supervisory Board is convinced of the independence of the members of Audit Committee representing the shareholders. The Chairman of the Audit Committee, Mr. Bernhard Walter, has special expertise and experience in the application of accounting principles and internal monitoring systems. Therefore, the Supervisory Board has appointed Mr. Walter as Financial Expert.

The **Mediation Committee** is formed solely to perform the functions laid down in Section 31, Subsection 3 of the German Codetermination Act. Accordingly, it has the task of making proposals for the appointment of members of the Board of Management if a previous proposal did not obtain the legally required majority of votes.

Board of Management. As of December 31, 2006, the Board of Management of DaimlerChrysler AG comprised nine members. The duties of the Board of Management include setting the Group's strategic focus and managing its business. It is also responsible for preparing the individual and consolidated annual financial statements and the quarterly financial statements, and for installing and monitoring a risk-management system. The Rules of Procedure define the areas of responsibility of the Board of Management and its members; these are described on pages 10 and 11 of this Annual Report.

Principles guiding our actions

Integrity Code. The Integrity Code is a set of guidelines for behavior, which has been in effect since 1999 and was revised in 2003, defining a binding framework for the actions of all our employees worldwide. Among other things, the guidelines define correct behavior in international business and in any cases of conflicts of interest, questions of equal treatment, proscription of corruption, the role of internal monitoring systems and the duty to conform with applicable law and other internal and external regulations. DaimlerChrysler expects all of its employees to adhere strictly to the Integrity Code.

Code of Ethics. We introduced our Code of Ethics in July 2003. This code addresses the members of the Board of Management and persons with special responsibility for the contents of financial disclosure. The provisions of the code aim to prevent mistakes by the persons addressed and to promote ethical behavior as well as the complete, appropriate, accurate, timely and clear disclosure of information on the Group. The wording of the Code of Ethics can be seen on our website at www.daimlerchrysler.com/corpgov_e.

Risk management. DaimlerChrysler has a risk-management system commensurate with its position as a company with global operations (see pages 67 ff). The risk-management system is one component of the overall planning, controlling and reporting process. Its goal is to enable the company's management to recognize significant risks at an early stage and to initiate appropriate countermeasures in a timely manner. The Chairman of the Supervisory Board has regular contacts with the Board of Management to discuss not only the Group's strategy and business development but also the issue of risk management. The Corporate Audit department monitors adherence to the legal framework and Group standards by means of targeted audits, and, if required, initiates appropriate actions.

Accounting principles. The consolidated financial statements of the DaimlerChrysler Group are prepared in accordance with the United States Generally Accepted Accounting Principles (US GAAP). Details of US GAAP can be found in the Notes to the Consolidated Financial Statements (see Note 1). The annual financial statements of DaimlerChrysler AG, which is the parent company, are prepared in accordance with the accounting guidelines of the German Commercial Code (HGB). Both sets of financial statements are audited by independent auditors.

Transparency. DaimlerChrysler regularly informs its shareholders, financial analysts, shareholders' associations, the media and the interested public on the situation of the Group and on any significant changes in its business. We have posted an overview of all the significant information disclosed in the year 2006 on our website at www.daimlerchrysler.com/ir/annualdoc06.

Fair disclosure. In principle, all new facts that are communicated to financial analysts and institutional investors are simultaneously also made available to all shareholders and the interested public. If any information is made public outside Germany as a result of the regulations governing capital markets in the respective countries, we also make this information available without delay in Germany in the original version, or at least in English. In order to ensure that information is provided quickly, DaimlerChrysler makes use of the Internet and other methods of communication.

Financial calendar. All the dates of important disclosures (e.g. the Annual Report, interim reports, the Annual Meeting) are announced in advance in a Financial Calendar. The Financial Calendar can be seen inside the rear cover of this Annual Report and on our website at www.daimlerchrysler.com/ir/calendar.

Ad-hoc disclosure. In addition to its regular scheduled reporting, DaimlerChrysler discloses, in accordance with applicable law without delay, any so-called inside information which directly affects the Group.

Major shareholdings. DaimlerChrysler also reports without delay after receiving notification that by means of acquisition, disposal or any other method, the shareholding in DaimlerChrysler AG of any person or institution has reached, exceeded or fallen below 3, 5, 10, 15, 20, 25, 30, 50 or 75 percent of the company's voting rights.

Shares held by the Board of Management and the Supervisory Board. As of December 31, 2006, the members of the Board of Management held a total of 4.1 million shares, options or stock appreciation rights of DaimlerChrysler AG (0.4% of the shares issued). As of the same date, the members of the Supervisory Board held a total of 0.1 million shares, options or stock appreciation rights of DaimlerChrysler AG (0.011% of the shares issued).

Directors' dealings. In 2006, the following securities transactions took place involving members of the Board of Management and the Supervisory Board and certain senior officers who regularly have access to inside information and who are authorized to make significant business decisions (and, in accordance with the provisions of the German Securities Trading Act, involving persons in a close relationship with the aforementioned persons). DaimlerChrysler discloses these transactions without delay after receiving notification of them. This information is also available on our website at www.daimlerchrysler.com/corpgov_e.

Directors' dealings

Directors' dealings in the year 2006

Date	Name	Function	Type and place of transaction	Number of shares[1]	Price	Total volume (rounded)
Jan 3, 2006	Volker Michael Stauch	Senior Officer	Sale of shares, Frankfurt	400	€44.15	€17,660
Apr 5, 2006	Robert G. Liberatore	Senior Officer	Sale of shares, New York	9,000	$59.94	$539,460
Apr 27, 2006	Stephan Engels	Senior Officer	Acquisition of shares, Frankfurt	200	€44.80	€8,960
Apr 28, 2006	Thomas W. LaSorda	Board of Management	Acquisition of shares by exercise of options, off-market	73,000	€34.40	€2,511,200
Apr 28, 2006	Thomas W. LaSorda	Board of Management	Sale of new shares, Frankfurt	73,000	€44.52	€3,249,960
May 2, 2006	Thomas W. LaSorda	Board of Management	Acquisition of shares by exercise of options, off-market	5,000	€34.40	€172,000
May 2, 2006	Bodo Uebber	Board of Management	Acquisition of shares, Frankfurt	8,000	€43.25	€346,000
May 2, 2006	Dr. Dieter Zetsche	Board of Management	Acquisition of shares, Frankfurt	22,900	€43.58	€997,982
May 3, 2006	Dr. Michael Mühlbayer	Senior Officer	Acquisition of shares, Frankfurt	1,500	€43.14	€64,710
May 5, 2006	Volker Michael Stauch	Senior Officer	Acquisition of shares by exercise of options, off-market	2,000	€34.40	€68,800
May 8, 2006	Andreas Renschler	Board of Management	Acquisition of shares, Frankfurt	1,000	€43.55	€43,550
May 10, 2006	George Murphy	Senior Officer	Acquisition of shares by exercise of options, off-market	22,500	€34.40	€774,000
May 10, 2006	George Murphy	Senior Officer	Sale of new shares, Frankfurt	22,500	€44.77	€1,007,325
May 12, 2006	Dr. Albert Kirchmann	Senior Officer	Acquisition of shares, Frankfurt	1,000	€42.99	€42,990
May 17, 2006	Dr. Michael Mühlbayer	Senior Officer	Acquisition of shares, Frankfurt	800	€41.58	€33,264
June 1, 2006	Christine K. Cortez	Senior Officer	Acquisition of shares by exercise of options, off-market	22,500	€34.40	€774,000
June 1, 2006	Christine K. Cortez	Senior Officer	Sale of new shares, Frankfurt	22,500	€40.30	€906,750
June 7, 2006	Hubertus Troska	Senior Officer	Acquisition of shares by exercise of options, off-market	1,000	€34.40	€34,400
June 12, 2006	Gary E. Dilts	Senior Officer	Acquisition of shares by exercise of options, off-market	22,500	€34.40	€774,000
June 12, 2006	Gary E. Dilts	Senior Officer	Sale of new shares, Frankfurt	22,500	€37.84	€851,400
June 12, 2006	Dr. Michael Mühlbayer	Senior Officer	Acquisition of shares, Frankfurt	700	€37.96	€26,572
July 11, 2006	Paul S. Halata	Senior Officer	Acquisition of shares by exercise of options, off-market	20,000	€34.40	€688,000
July 11, 2006	Paul S. Halata	Senior Officer	Sale of new shares, Frankfurt	20,000	€38.26	€765,200
Aug 3, 2006	Eric R. Ridenour	Board of Management	Acquisition of shares by exercise of options, off-market	66,000	€34.40	€2,270,400
Aug 3, 2006	Eric R. Ridenour	Board of Management	Sale of new shares, Frankfurt	66,000	€39.19	€2,586,540
Aug 7, 2006	Eric R. Ridenour	Board of Management	Acquisition of shares by exercise of options, off-market	4,000	€34.40	€137,600

1 The information pertains to no-par-value registered shares of DaimlerChrysler AG with a pro-rata amount of €2.60 of the capital stock.

Directors' dealings in the year 2006

Date	Name	Function	Type and place of transaction	Number of shares[1]	Price	Total volume (rounded)
Aug 16, 2006	Susan J. Unger	Senior Officer	Acquisition of shares by exercise of options, off-market	25,000	€34.40	€860,000
Aug 16, 2006	Susan J. Unger	Senior Officer	Sale of new shares, Frankfurt	25,000	€40.78	€1,019,500
Oct 26, 2006	Günter Egle	Senior Officer	Acquisition of shares by exercise of options, off-market	15,000	€34.40	€516,000
Oct 26, 2006	Günter Egle	Senior Officer	Sale of new shares, Frankfurt	15,000	€43.42	€651,300
Nov 2, 2006	Christine K. Cortez	Senior Officer	Acquisition of shares by exercise of options, off-market	22,500	€43.57	€980,325
Nov 2, 2006	Christine K. Cortez	Senior Officer	Sale of new shares, Frankfurt	22,500	€45.65	€1,027,125
Nov 2, 2006	Trevor M. Creed	Senior Officer	Acquisition of shares by exercise of options, off-market	50,000	€34.40	€1,720,000
Nov 2, 2006	Trevor M. Creed	Senior Officer	Sale of new shares, Frankfurt	50,000	€45.24	€2,262,000
Nov 3, 2006	Hubertus Troska	Senior Officer	Acquisition of shares by exercise of options, off-market	5,000	€43.57	€217,850
Nov 3, 2006	Hubertus Troska	Senior Officer	Sale of new shares, Frankfurt	5,000	€45.50	€227,500
Nov 10, 2006	Hubertus Troska	Senior Officer	Acquisition of shares by exercise of options, off-market	1,000	€43.57	€43,570
Nov 14, 2006	Prof. Peter Pfeiffer	Senior Officer	Acquisition of shares by exercise of options, off-market	25,000	€34.40	€860,000
Nov 14, 2006	Prof. Peter Pfeiffer	Senior Officer	Sale of new shares, Frankfurt	25,000	€46.38	€1,159,500
Nov 16, 2006	Susan J. Unger	Senior Officer	Acquisition of shares by exercise of options, off-market	25,000	€43.57	€1,089,250
Nov 16, 2006	Susan J. Unger	Senior Officer	Sale of new shares, Frankfurt	25,000	€48.27	€1,206,750
Nov 17, 2006	Günter Egle	Senior Officer	Acquisition of shares by exercise of options, off-market	15,000	€43.57	€653,550
Nov 17, 2006	Günter Egle	Senior Officer	Sale of new shares, Frankfurt	15,000	€48.25	€723,750
Nov 30, 2006	Robert G. Liberatore	Senior Officer	Acquisition of shares by exercise of options, off-market	50,000	€34.40	€1,720,000
Nov 30, 2006	Robert G. Liberatore	Senior Officer	Sale of new shares, Frankfurt	50,000	€44.97	€2,248,500
Dec 5, 2006	W. Frank Fountain Jr.	Senior Officer	Acquisition of shares by exercise of options, off-market	22,500	€43.57	€980,325
Dec 5, 2006	W. Frank Fountain Jr.	Senior Officer	Sale of new shares, Frankfurt	22,500	€44.37	€998,325
Dec 6, 2006	W. Frank Fountain Jr.	Senior Officer	Acquisition of shares by exercise of options, off-market	35,000	€34.40	€1,204,000
Dec 6, 2006	W. Frank Fountain Jr.	Senior Officer	Sale of new shares, Frankfurt	35,000	€44.37	€1,552,950

1 The information pertains to no-par-value registered shares of DaimlerChrysler AG with a *pro-rata* amount of €2.60 of the capital stock.

Compliance at DaimlerChrysler

Compliance is firmly anchored at DaimlerChrysler. By the term compliance, we understand the conformity of DaimlerChrysler's activities with applicable laws and regulations, as well as with the ethical and moral principles that the DaimlerChrysler Group is guided by or to which we have voluntarily committed ourselves.

We already formulated the DaimlerChrysler Integrity Code in 1999. This comprehensive Integrity Code was expanded in 2003 with the Principles of Social Responsibility, and was supplemented with the Code of Ethics. The Code of Ethics is oriented towards the Board of Management as well as persons with special responsibility for the contents of financial disclosure, and can be seen at www.daimlerchrysler.com/corpgov_e.

Our goal is to institutionalize all activities that aim to safeguard this compliance. In addition, the issue of compliance is to be firmly anchored at DaimlerChrysler as an important pillar of our entrepreneurial actions.

Integrity Code put into more concrete form. In the year 2006, the Integrity Code was supplemented by specific Corporate Policies & Guidelines, which transfer the principles of the Integrity Code with ethical or compliance relevance into concrete guidelines for behavior. The new Corporate Policies & Guidelines are intended to prevent corruption, to protect Group property, to more clearly regulate our approach to donations, to ensure the selection of responsible business partners, and to avoid conflicts of interest.

An "*Anti-Bribery Handbook*" has been prepared to support the implementation of the new Corporate Policies & Guidelines. It supplements the Policies and Guidelines and puts them into a concrete form with background information, examples and illustrative questions and answers. These documents and additional information on the issue of compliance and its organization are available on the Group's intranet.

Starting out from our corporate values - Passion, Respect, Integrity and Discipline - the Integrity Code gives details of the key compliance elements that apply to all of our employees.

This hierarchical approach is intended to ensure the consistency of all behavioral standards. An overview of the system of regulations is shown in the chart on page 119.

The organization of compliance at DaimlerChrysler. In order to ensure compliance with all applicable laws as well as with the relevant principles that we have voluntarily accepted, we already started to set up a worldwide compliance organization at the end of 2005. We established the Compliance Committee as a direct representative of the Board of Management on all compliance issues. It is composed of high-ranking and experienced executives from the departments Legal, Corporate Audit, Finance & Controlling, Sales, Procurement and Supply, and Human Resources, and generally meets every six weeks.

The Compliance Committee approves and controls the implementation and execution of our Ethics & Compliance Program. It monitors and secures the integration of compliance aspects in the Group's business and personnel processes. In addition, the Compliance Committee approves all of the Group's guidelines.

Also at the beginning of 2006, we created the new department Corporate Compliance Operations (CCO). This department has the tasks of developing the Group-wide compliance organization, coordinating the implementation of the measures decided upon by the Compliance Committee, and ensuring that the relevant guidelines are adhered to. In this function, the head of CCO, who reports to the Chairman of the Board of Management, regularly informs the Compliance Committee and the Supervisory Board's Audit Committee about all of the department's activities.



Another element of our compliance structure is an external advisor who, since September 2006, supports our Supervisory Board, Audit Committee and Board of Management in connection with all compliance issues. The advisor's focus is on the sustained implementation of our Compliance Program.

In addition, in various sales companies and in other operating units of the DaimlerChrysler AG, we installed specific internal controls in order to prevent corruption. These units were provided with intensive support to implement these controls. The mechanisms installed serve to fulfill the provisions of German law, the US Foreign Corrupt Practices Act (FCPA) and all relevant local regulations.

The selection of the units was based on an internal risk analysis as well as Transparency International's annual ranking of countries that are particularly susceptible to corruption.

We also appointed local compliance managers in the aforementioned sales companies and business units. Their main task is to support management in the respective locations with the fulfillment and achievement of all the Group's compliance standards. In addition, they are to submit regular status and progress reports to Corporate Compliance Operations. Their independence of the local management is secured due to their close organizational links to the CCO department.

In 2007, the experience gained is to be used to support additional subsidiaries with the implementation of DaimlerChrysler's compliance approach.

Expansion of compliance advice. A Sales Practices Hotline was already established in November 2005, in order to support correct business-transaction processes at the Group. All of the Group's employees can turn to the Hotline with questions on the application of external and internal regulations, and can obtain advice and guidance on concrete issues. The Sales Practices Hotline processed approximately 4,000 inquiries in 2006.

In addition, the Business Practices Offices are available in Stuttgart and Auburn Hills to receive, document and process complaints and information on suspected infringements. This facility allows our employees to report any questionable accounting and auditing issues, likewise anonymously.

Execution of detailed training program. In the year 2006, more than 5,600 employees worldwide were trained in a one-day course on compliance-relevant topics. In addition, compliance conferences were held in Singapore, Tokyo, Stuttgart, Mexico and Beijing, attended by more than 600 executives.

We will continue these conferences in 2007. The one-day compliance courses will be supplemented by e-learning modules, enabling us to expand the scope of the training courses. Furthermore, the compliance contents will become an integral part of the management training and specialist training carried out at the DaimlerChrysler Group.

Compensation Report

The Compensation Report summarizes the principles that are applied to determine the compensation of the Board of Management of DaimlerChrysler AG and explains the level and structure of its members' compensation. It also describes the principles and level of compensation of the Supervisory Board.

Compensation of the Board of Management

Responsibility. The Supervisory Board has transferred responsibility for determining the structure and level of compensation for the Board of Management of DaimlerChrysler AG to the Presidential Committee, which regularly informs the Supervisory Board about its decisions and obtains the approval of the entire Supervisory Board if needed (see page 113). The principles to be applied have been laid down by the Supervisory Board in the Rules of Procedure for the Presidential Committee. The Supervisory Board also holds discussions on the structure of the compensation system for the Board of Management and regularly reviews this structure.

Goals. The compensation system for the Board of Management aims to compensate its members commensurately with their areas of activity and responsibility when compared internationally. The system should also clearly and directly reflect in the variability of compensation the joint and individual performance of the Board of Management members and the success of the Group.

For this purpose, the compensation system comprises an element of fixed basic compensation, an annual bonus and an element of variable compensation with medium-term and long-term incentive effects and a risk component.

In order to ensure the competitiveness and appropriateness of Board of Management compensation, its structure, individual components and the total compensation are reviewed each year in relation to a benchmark group of companies in the United States, Germany and other European countries. For this purpose, the Presidential Committee is regularly assisted by external consultants.

Structure of Board of Management compensation. Board of Management compensation for 2006 comprised three components, as set out below:

The element of **fixed base salary**, paid in twelve monthly installments, is related to the area of responsibility of each Board of Management member.

The **annual bonus** is variable cash compensation, the level of which is related to the fixed basic compensation and depends to an equal extent on the degree to which DaimlerChrysler Group's planned operating profit is actually achieved and a comparison of the operating profit in the current year and the prior year. Additional targets may also be taken into consideration, such as the development of total shareholder return in relation to comparable automotive companies. When setting the annual bonus, the Presidential Committee of the Supervisory Board also has the possibility to reward the Board of Management members' individual performance, which is not directly reflected in the performance of the Group, with a supplementary payment or deduction of up to 25%. The operating-profit target is determined annually in advance on the basis of the planning approved by the Supervisory Board.

Variable compensation, in the form of a Performance Phantom Share Plan, is linked to the long-term development of enterprise value and is based on the principles of performance orientation, benchmark comparison and share ownership. This component of compensation takes into consideration all of the key criteria recommended in connection with good corporate governance. With a term of four years, the plan is oriented towards medium-term performance targets, while also having a long-term effect through the obligation to acquire shares and hold them permanently. With this model, target achievement is measured in terms of the return on net assets that is actually achieved by the Group, i.e. value creation, and its return on sales; the latter compared with the relevant competitors, which are BMW, Ford, General Motors, Honda, Toyota, AB Volvo and Volkswagen. Due to the allocation of phantom shares at the beginning of the 4-year period, the development of DaimlerChrysler's share price is taken into consideration; these phantom shares are also entitled to a dividend during the 4-year period. After three years, the final number of phantom shares is calculated depending on the degree of target achievement. These phantom shares must then be held for one more year. After four years, the amount to be paid out is calculated by multiplying the number of phantom shares by the share price relevant at that time. The members of the Board of Management have to use a quarter of this gross amount paid out to purchase "real" DaimlerChrysler shares, so that the stipulations arising from the guidelines for share ownership are fulfilled.

No retroactive change in the defined performance targets or the competitive parameters is possible in connection with allocating the stock-based compensation.

Guidelines for share ownership. As a supplement to these three components of Board of Management compensation, the Presidential Committee of the Supervisory Board of DaimlerChrysler has approved Stock Ownership Guidelines for the Board of Management, under which the members of the Board of Management are required to invest a portion of their private assets in DaimlerChrysler shares over a period of several years and to hold these shares until the end of their Board of Management membership. The real shares acquired in the context of the new stock-based compensation are generally to be used to fulfill the provisions of these guidelines, but the required shares can also be acquired in different ways.

Total Board of Management compensation in 2006. The total compensation paid by Group companies to the members of the Board of Management of DaimlerChrysler AG is calculated from the amount of compensation paid in cash and from the non-cash benefits in kind. The latter primarily comprise the provision of company cars and the reimbursement of expenses for security precautions.

€7.5 million was paid as fixed, i.e. non-performance-related compensation, €9.2 million as short-term variable, i.e. short-term performance-related compensation, and €3.8 million as variable performance-related compensation with medium-term and long-term incentive effects that was granted in previous years and became due for payment in 2006. This totaled an amount of €20.5 million for the year 2006 (2005: €34.9 million, of which €9.3 million was fixed and €25.6 million was variable compensation).

Board of Management compensation for 2006

	Fixed compensation		Variable compensation		
	Base salary	Benefits in kind	Annual bonus	Mid- and long-term[1,2] compensation	Total
In thousands of €					
Dr. Dieter Zetsche	1,500	339	2,564	688	**5,091**
Günther Fleig	525	145	844	405	**1,919**
Dr. Rüdiger Grube	550	156	837	410	**1,953**
Thomas W. LaSorda	717	75	861	752	**2,405**
Andreas Renschler	525	127	921	136	**1,709**
Eric R. Ridenour	502	45	582	595	**1,724**
Thomas W. Sidlik	502	68	687	387	**1,644**
Bodo Uebber	575	154	1,018	131	**1,878**
Dr. Thomas Weber	525	430	921	334	**2,210**
Subtotal	**5,921**	**1,539**	**9,235**	**3,838**	
Total	7,460		13,073		**20,533**

1 The figures shown here comprise the pay-out of the 2003 Medium Term Incentive and the dividend equivalent of the phantom shares from the 2004 Medium Term Incentive as well as from the 2005 and 2006 Performance Phantom Share Plans. The so-called Medium Term Incentive is a share based compensation component that was replaced by the Performance Phantom Share Plan in 2005.

2 In addition, options were exercisable from the stock option plans granted in prior years; two Board of Management members exercised a total of 148,000 options from 2003 Stock Option Plan. The figures in this column also include the variable compensation with long-term incentive effect paid in this context (Mr. LaSorda €447 thousand, Mr. Ridenour €401 thousand). Further details of directors' dealings are given in the Corporate Governance Report. Further information on stock-based compensation can be found in Note 23 of the Notes to the Consolidated Financial Statements.

In 2006, the members of the Board of Management were granted a total of 276,160 phantom shares within the framework of the stock-based component of compensation, the so-called Performance Phantom Share Plan (2005: 454,914 phantom shares).

Phantom shares granted in 2006

Number	
Dr. Dieter Zetsche	59,563
Günther Fleig	25,721
Dr. Rüdiger Grube	24,367
Thomas W. LaSorda	33,031
Andreas Renschler	27,887
Eric R. Ridenour	25,721
Thomas W. Sidlik	25,721
Bodo Uebber	28,428
Dr. Thomas Weber	25,721
Total	**276,160**

The reference share price for the allocation of phantom shares is the average price of DaimlerChrysler shares between January 1, 2006 and the day before the first meeting of the Presidential Committee in which the allocation is decided upon. This value was €46.17 per phantom share in 2006. Before being paid out in the year 2010, the numbers of phantom shares may change, depending on internal and external performance targets and continuous activity in the Board of Management. Since payment continues to depend on the share price at the time of payment, this element of compensation will not be shown in the total compensation of the Board of Management until it is actually paid out in 2010.

Retirement provisions. Until the year 2005, the pension agreements of the German Board of Management members included a commitment to an annual retirement pension, calculated contingent on the years of service as a proportion of the base salary (70% for Dr. Dieter Zetsche, 69% for Günther Fleig, 60% for Dr. Rüdiger Grube and Dr. Thomas Weber as well as 50% for Andreas Renschler and Bodo Uebber). Those pension rights remain, but have been frozen at that level. The pension payments begin in the form of a retirement pension when a member's contract of service ends on or after his 60th birthday, or in the form of an invalidity pension when a member's contract of service ends before his 60th birthday due to disability. An annual increase of 3.5% is effected. Similar to the retirement pension of the German workforce, arrangements for widows and orphans are included.

Effective January 1, 2006, those pension agreements were converted into a defined-contribution pension system, in line with the existing pension systems for senior management at the Group. Each Board of Management member is credited with a capital component each year. This capital component comprises an amount equal to 15% of the sum of the Board of Management member's fixed base salary and the annual bonus that was actually achieved, multiplied by an age factor equivalent to a certain rate of return, at present 6%. This pension plan is payable at the age of 60 at the earliest.

US Board of Management members are entitled to annual pension benefits under two plans applicable to senior management of DaimlerChrysler Corporation. For the first plan, the benefit is based on the individual's prior contributions (a percentage of base salary deductions) and years of service and final average salary. In principle, with this plan, 2.25% of the base salary is earned as a pension payment for each year of credited service. For the second plan, benefits are based on a percentage of annual bonuses (currently 4%).

The company fulfilled its obligations for benefits earned last year relating to bonuses by providing investment contracts that will make payments at retirement equivalent on an after-tax basis to payments the company would have otherwise had to make.

Service costs in connection with pension plans 2006[1]

In thousands of €	
Dr. Dieter Zetsche	666
Günther Fleig	389
Dr. Rüdiger Grube	431
Thomas W. LaSorda[2]	34
Andreas Renschler	250
Eric R. Ridenour[2]	26
Thomas W. Sidlik[2]	30
Bodo Uebber	408
Dr. Thomas Weber	277
Total	**2,511**

1 For Messrs. LaSorda, Ridenour and Sidlik, this only includes the service costs for the first pension plan.
2 The service costs of the investments for the second pension plan of the US members of the Board of Management for 2006 amount to €566 thousand for Mr. LaSorda, €300 thousand for Mr. Ridenour and €605 thousand for Mr. Sidlik.

Significant commitments to Board of Management members upon termination of their services. No severance payments are foreseen for Board of Management members in the case of early termination of their service contracts. Solely in the case of early termination of a service contract by mutual consent, the Board of Management service contracts include a commitment to payment of the base salary and to provision of a company car until the end of the original service period. Such persons are only entitled to payment of the performance-related component of compensation, pro rata, for the period until the day when the Board of Management member leaves the company. Entitlement to payment of the performance-related component with a long-term incentive effect is defined by the exercise conditions specified in the respective plans.

The German Board of Management members with pension agreements concluded with DaimlerChrysler AG before the year 2006 can also receive pension payments and the use of a company car for the period beginning after the end of the original service period.

Irrespective of the above provisions, if DaimlerChrysler AG terminates Mr. Sidlik's contract without cause, or if he terminates it for good reason, then he would be entitled to receive an amount equal to twice the sum of his annual base salary and average annual bonus over the prior three years. He would also be entitled to receive a payment equal to the incremental value of the retirement benefits that he would have otherwise been entitled to receive at the end of the contract and certain other pension benefits at termination.

If Mr. LaSorda's contract is similarly terminated, then he would be entitled to receive compensation equal to twice the sum of his annual base salary and annual bonus. He would also be entitled to receive pension credit for two additional years of service and certain other pension benefits at termination.

Sideline activities of the members of the Board of Management. The members of the Board of Management should accept management board or supervisory board positions and/or any other administrative or honorary functions outside the Group only to a limited extent. Furthermore, the members of the Board of Management require the consent of the Supervisory Board before commencing any sideline activities. This ensures that neither the time required nor the compensation paid for such activities leads to any conflict with the members' duties to the Group.

Insofar as such sideline activities are memberships of other supervisory boards or comparable boards, these are disclosed in the Notes to the Consolidated Financial Statements of DaimlerChrysler AG and on the Internet.

No compensation is paid to Board of Management members for other positions held at companies of the Group.

Payments made to former members of the Board of Management of DaimlerChrysler AG and their survivors. The payments made in 2006 to former members of the Board of Management of DaimlerChrysler AG and their survivors amounted to €25.1 million (2005: €16.9 million). Pension obligations towards former members of the Board of Management and their survivors amounted to €255.4 million as of December 31, 2006 (December 31, 2005: €292.9 million).

Compensation of the Supervisory Board

Supervisory Board compensation in 2006. The compensation of the Supervisory Board is determined by the Annual Meeting of DaimlerChrysler AG and is governed by the company's Articles of Incorporation. The current regulations specify that the members of the Supervisory Board receive, in addition to the refund of their expenses and the costs of any value-added tax incurred by them in the performance of their office, fixed compensation of €75,000, three times this amount for the Chairman of the Supervisory Board, twice this amount for the Deputy Chairman of the Supervisory Board and the Chairman of the Audit Committee, 1.5 times this amount for the chairmen of other Supervisory Board committees, and 1.3 times this amount for members of Supervisory Board committees. If a member of the Supervisory Board exercises several of the aforementioned functions, he shall be remunerated solely for the function with the highest compensation. The individual compensation of the members of the Supervisory Board is shown in the table on the right.

The members of the Supervisory Board and its committees receive a meeting fee of €1,100 for each Supervisory Board meeting and committee meeting they attend.

Except for the compensation paid to the members of the Supervisory Board representing the employees in accordance with their contracts of employment, no compensation was paid for services provided personally in 2005 and 2006 beyond the aforementioned board and committee activities, in particular for advisory or agency services.

The compensation paid in 2006 to the members of the Supervisory Board of DaimlerChrysler AG for their services to the Group therefore totaled €2.1 million (2005: €2.0 million).

Loans to members of the Board of Management or the Supervisory Board. In 2006, no advances or loans existed to members of the Board of Management or to members of the Supervisory Board of DaimlerChrysler AG.

Supervisory Board compensation in 2006

Name	Function(s) compensated	Total in 2006
		€
Hilmar Kopper	Chairman of the Supervisory Board, of the Presidential Committee and Member of the Audit Committee	243,700
Erich Klemm [1]	Deputy Chairman of the Supervisory Board, of the Presidential Committee and the Audit Committee	172,000
Dr. Manfred Bischoff [5]	Member of the Supervisory Board (since April 12, 2006) and of the Presidential Committee (since April 27, 2006)	77,296
Heinrich Flegel	Member of the Supervisory Board	82,700
Ron Gettelfinger [2]	Member of the Supervisory Board (since August 28, 2006)	26,990
Nate Gooden [2]	Member of the Supervisory Board (until July 20, 2006)	41,301
Earl G. Graves	Member of the Supervisory Board	81,600
Thomas Klebe [1,3]	Member of the Supervisory Board and the Presidential Committee	110,700
Arnaud Lagardère [5]	Member of the Supervisory Board	80,500
Jürgen Langer [1]	Member of the Supervisory Board	82,700
Robert J. Lanigan	Member of the Supervisory Board (until April 12, 2006)	24,259
Helmut Lense [1]	Member of the Supervisory Board	82,700
Peter A. Magowan	Member of the Supervisory Board	82,700
William A. Owens	Member of the Supervisory Board	82,700
Gerd Rheude [1]	Member of the Supervisory Board	82,700
Udo Richter [1]	Member of the Supervisory Board	82,700
Wolf Jürgen Röder [1]	Member of the Supervisory Board	81,600
Manfred Schneider	Member of the Supervisory Board and the Presidential Committee (until April 27, 2006)	91,012
Stefan Schwaab [1]	Member of the Supervisory Board and the Audit Committee	114,000
Bernhard Walter	Member of the Supervisory Board and Chairman of the Audit Committee	165,400
Lynton R. Wilson [4]	Member of the Supervisory Board	82,700
Mark Wössner	Member of the Supervisory Board	82,700

1 The members representing the employees have stated that their board compensation will be transferred to the Hans-Böckler Foundation, in accordance with the guidelines of the German Trade Union Federation.
2 Mr. Gooden and Mr. Gettelfinger abstained from receiving their compensation and meeting fees. At their request, these amounts were paid to the Hans-Böckler Foundation.
3 Mr. Klebe also received compensation and meeting fees for his Board services at DaimlerChrysler Luft- und Raumfahrt Holding AG and DaimlerChrysler Aerospace AG amounting to €9,122. Footnote 1 applies respectively.
4 Mr. Wilson also received €7,024 for his Board services at Mercedes-Benz Canada Inc., DaimlerChrysler Canada Inc. and DaimlerChrysler Financial Services Canada Inc.
5 Mr. Bischoff and Mr. Lagardère also received compensation and meeting fees in their capacity as chairmen of the board of directors of EADS N.V amounting to €344,250 each. Since EADS is consolidated at equity, these compensations are not considered in the calculation of the compensation of the Supervisory Board.

Declaration of Compliance with the German Corporate Governance Code

Section 161 of the German Stock Corporation Act (AktG) requires the Board of Management and the Supervisory Board of a listed stock corporation to declare each year that the recommendations of the "German Corporate Governance Code Government Commission" published by the Federal Ministry of Justice in the official section of the electronic Federal Gazette have been and are being met or, if not, which recommendations have not been or are not being applied. Shareholders must be given permanent access to such declaration.

The German Corporate Governance Code ("Code") contains rules with varying binding effects. Apart from outlining aspects of the current German Stock Corporation Act, it contains recommendations from which companies are permitted to deviate. However, if they do so, they must disclose this each year. The Code also contains suggestions which can be ignored without giving rise to any disclosure requirement. The Board of Management and the Supervisory Board of DaimlerChrysler AG have decided to disclose not only deviations from the Code's recommendations (see I.) but also - without being legally obliged to do so - deviations from its suggestions (see II.).

For the period from December 2005 until July 24, 2006, the following declaration refers to the Code in effect as of June 2, 2005. For the corporate governance practice of DaimlerChrysler AG since July 25, 2006, this declaration refers to the requirements of the Code in effect as of June 12, 2006, published in the electronic Federal Gazette on July 24, 2006.

The Board of Management and the Supervisory Board of DaimlerChrysler AG declare that both the recommendations and the suggestions of the "German Corporate Governance Code Government Commission" have been and are being met. The Board of Management and the Supervisory Board also intend to follow the recommendations and suggestions of the German Corporate Governance Code in the future. The following recommendations and suggestions are the only ones that have not been or are not being applied:

I. Deviations from the Recommendations of the German Corporate Governance Code

1. Deductible with the D&O insurance
(Code Clause 3.8, Paragraph 2) The Directors' and Officers' Liability (D&O) insurance obtained by DaimlerChrysler AG excludes coverage for intentional acts and omissions or for breaches of duty knowingly committed by members of the Board of Management and the Supervisory Board. As a result, the question of whether or not a deductible is advisable arises only in the context of negligent breaches of duty.

We do not believe that it is advisable to have a deductible for cases of negligence by members of the Supervisory Board because it would impede the company's ability to staff its Supervisory Board with prominent members of the community from Germany and abroad who have extensive business experience. Qualified candidates would be deterred by having to accept far-reaching liability risks for potential negligence. The fact that a deductible is fairly unusual in other countries makes this even more of a problem.

The D&O insurance of DaimlerChrysler AG does provide for a deductible for cases of ordinary or gross negligence by members of the Board of Management. Moreover, in cases of gross negligence, the Presidential Committee of the Supervisory Board which is responsible for the Board of Management members' service contracts may agree to make a percentage deduction from the variable portion of the compensation of the member of the Board of Management concerned. In terms of its overall financial result, this would be the same as an additional deductible.
In the view of DaimlerChrysler AG this rule enables individual cases to be judged more fairly on their merits than the blanket approach of the Code.

2. Individualized reporting of Board of Management Compensation (Code Clause 4.2.4 in effect as of June 2, 2005)
The compensation for the Board of Management for the 2005 fiscal year has been reported in the aggregate on the basis of fixed and variable elements and components with a long-term incentive effect. For the 2006 fiscal year, the compensation will be published on an individual basis.

3. Compensation of the Supervisory Board (Code Clause 5.4.7, Paragraph 2, Sentence 1) The Supervisory Board receives adequate compensation that contains fixed and function-related elements, where applicable, as well as attendance fees.
The Articles of Incorporation provide for a base annual fee for each Member of the Supervisory Board. This base annual fee increases with the exercise of further tasks within the Supervisory Board, as taking the Chair or the Deputy Chair of the Supervisory Board or the Chair of Supervisory Board Committees according to the respective field of duty. We believe that a function-related compensation system is also more appropriate for the oversight role of Supervisory Board members than a performance-related pay system because it eliminates any potential conflicting interests that might arise from decisions of the Supervisory Board with possible influence on performance criteria. Thus the Supervisory Board does not receive performance-related compensation.

II. Deviations from the Suggestions of the German Corporate Governance Code

1. Broadcast of the Annual Meeting (Code Clause 2.3.4)
The Annual Meeting of DaimlerChrysler AG is broadcast on the internet through the end of the Board of Management's report. Continuing the broadcast after this point, particularly broadcasting comments made by individual shareholders, could be construed as interfering with privacy rights. For this reason the company will not broadcast the entire Annual Meeting.

2. Variable compensation of the Supervisory Board relating to the company's long-term success (Code Clause 5.4.7 Paragraph 2, Sentence 2) We refer to the comments on I. 3. with regard to the introduction of performance-related compensation.

Stuttgart, in December 2006

The Board of Management   The Supervisory Board

Report of the Supervisory Board

In seven meetings during the 2006 financial year, the Supervisory Board dealt in detail with the business situation of DaimlerChrysler and the strategic development of the Group and its divisions. In addition to several personnel decisions, numerous special topics and issues requiring the consent of the Supervisory Board had to be examined and decided upon, which were also discussed and dealt with together with the Board of Management.

Cooperation between the Supervisory Board and the Board of Management. In its meetings, the Supervisory Board was regularly and fully informed by the Board of Management about the situation of the Group, particularly its business and financial developments, personnel situation, investment plans and questions of fundamental business policy and strategy. Outside the meetings, the Board of Management presented the Group's key performance figures to the Supervisory Board in the form of monthly reports, and submitted in good time those issues requiring the specific approval of the Supervisory Board.

The Supervisory Board approved these issues after reviewing various documents, making inquiries with the Board of Management and holding intensive discussions with the members of the Board of Management. The Supervisory Board was also kept fully informed of specific matters between its meetings, and in urgent cases it was requested to pass its resolutions in writing. In addition, the Chairman of the Board of Management informed the Chairman of the Supervisory Board in regular individual discussions about all important developments and upcoming decisions.

Issues discussed at the meetings in 2006. In the meeting held in January 2006, the Supervisory Board dealt with the Board of Management's plans for a new management model within DaimlerChrysler AG, as well as the related adjustments to various areas of responsibility of the members of the Board of Management. The effects and consequences of these changes were discussed intensively.

In the meeting held in February 2006, the Supervisory Board dealt with the audited 2005 financial statements of DaimlerChrysler AG, the 2005 consolidated financial statements, the 2005 management report of DaimlerChrysler AG, the 2005 Group management report and the proposal made by the Board of Management on the appropriation of earnings; personnel issues were also dealt with.

An extraordinary Supervisory Board meeting was convened in March 2006 to discuss the development and current business situation of the smart unit. The Supervisory Board was provided with documentation describing the project, including possible opportunities and risks and the background considerations. The Supervisory Board dealt in particular with the fundamental options for further procedure against the backdrop of the relevant conditions and the required negotiations with employee representatives in Germany and the Netherlands. As a result, the Supervisory Board approved the funds required for the discontinuation of the smart forfour, as well as the unit's focus on the production of the smart fortwo and its full integration into the Mercedes-Benz organization.

In April 2006, the Supervisory Board decided on financial transactions connected with the Group's equity interest in EADS. In connection with the new management model, it also dealt with the current status of integration of the functional areas, the reduction of administrative costs by creating more streamlined management structures, and the release of funds for the implementation of the new management model. Another issue discussed at this meeting was the initiative for marketing diesel vehicles in all the federal states of the USA (Clean Diesel), as well as the importance of biofuels and BLUETEC technology. In line with the principle of dealing with strategic issues in each meeting, the Board of Management presented its strategy for the Truck Group to the Supervisory Board. In addition to the regular reporting of the Audit Committee, in this meeting the Supervisory Board also received a report on the main provisions of the US Foreign Corrupt Practices Act (FCPA) and on the progress of the investigation by the SEC and the Department of Justice (DoJ). It also discussed personnel and communication activities, the development of a compliance organization and the work of the sales practices hotline, and related training activities.



Hilmar Kopper
Chairman of the
Supervisory Board

The meeting held in July focused on personnel issues, the interim report on the first half of the year, and an intensive discussion of the Mercedes Car Group's strategy. The Supervisory Board also received a status report on the progress of business in China and dealt with ongoing legal proceedings.

The main item on the agenda of the Supervisory Board meeting in October was the situation at the Chrysler Group. On the basis of specific market and product analyses, there was a detailed discussion of the course of business, inventory developments, and the opportunities and risks facing the Chrysler Group compared with its national and international competitors. The discussion focused on the current development of raw-material and fuel prices and the resulting impact on the structure of demand in the United States. In addition, the Supervisory Board dealt with personnel issues and approved the sale of the former headquarters buildings in Stuttgart-Möhringen. The Supervisory Board also received reports on procurement strategy as well as strategic and operational topics of human-resources work in 2006.

In December, the operative planning for the period of 2007 through 2009 and the financing limit for the 2007 financial year were dealth with in depth and decided upon, with the proviso of a planning adjustment relating to the Chrysler Group. The planning data was backed up by extensive documentation. In this context, the Board of Management also reported to the Supervisory Board in detail on the company's risk-monitoring system and the results thereof. Furthermore, the Supervisory Board received a detailed report on business development at the Financial Services division and granted its approval to the acquisition of an interest in Foton, a Chinese manufacturer of commercial vehicles.

Corporate governance. In several meetings, the Supervisory Board dealt with various corporate governance issues. At one of the meetings in the second half of 2006, the Rules of Procedure for the Supervisory Board were amended so that members of the Board of Management will only be reappointed for a period of three years in the future. This period had previously only applied to the original appointment. In the December meeting, pursuant to Section 161 of the German Stock Corporation Act, the 2006 declaration of compliance with the German Corporate Governance Code as amended on June 12, 2006 was approved.

Potential conflicts of interest were avoided by the affected members of the Supervisory Board disclosing them to the entire Supervisory Board and not participating in the relevant discussions or voting on the topics concerned.

Mr. Nate Gooden attended fewer than half of the meetings held in the first half of 2006 due to ill health. It is a matter of great sorrow to the Supervisory Board that Mr. Gooden passed away in November 2006.

Report on the work of the committees. The Presidential Committee convened five times in 2006, and dealt with various Board of Management matters as well as compensation issues. At the beginning of 2006, the Committee was involved in the plans for the new management model and the related plans to alter the distribution of responsibilities among the members of the Board of Management. In addition, the Committee dealt with several personnel issues of the Board of Management, prepared the plenary meetings of the Supervisory Board, and dealt with questions of corporate governance.

The Audit Committee met eight times in 2006. Details of these meetings are given in a separate report of this committee (see page 134).

The Mediation Committee, a body required by the provisions of the German Codetermination Act, had no occasion to take any action in 2006.

The Supervisory Board was continually informed about the committees' work, and especially their decisions.

Personnel changes in the Supervisory Board. Following the expiry of Mr. Robert Lanigan's period of membership of the Supervisory Board on the day of the Annual Meeting in April 2006, the Annual Meeting voted in favor of the proposal to elect Dr. Manfred Bischoff as a member of the Supervisory Board representing the shareholders for a period of five years. In July 2006, Mr. Nate Gooden, Vice President of the US trade union United Automobile, Aerospace and Agricultural Implement Workers (UAW), resigned from his position. He was succeeded by Mr. Ron Gettelfinger, President of the UAW, by way of a court successor appointment.

Personnel changes in the Board of Management. During the year 2006, the Supervisory Board made decisions on various Board of Management matters.

In February 2006, the Supervisory Board resolved to reappoint Mr. Bodo Uebber for a period of five years as of December 16, 2006 with unchanged responsibility for the area of "Finance & Controlling / Financial Services".

Effective March 1, 2006, the Board of Management area of Mr. Rüdiger Grube was renamed as "Corporate Development". Also with effect as of March 1, 2006, the areas of responsibility of Mr. Andreas Renschler and Mr. Thomas Weber were redefined. Since that date, Mr. Renschler has been responsible for the "Truck Group" and Mr. Weber has been responsible for "Group Research & Mercedes Car Group Development".

In July 2006, Mr. Thomas W. LaSorda was reappointed for another five years as of May 1, 2007 with unchanged responsibility for the "Chrysler Group".

In October 2006, the Supervisory Board decided on two reappointments. Firstly, Mr. Rüdiger Grube was reappointed for the period of September 20, 2007 until 30. September 2010 with unchanged responsibility for the area of "Corporate Development". Secondly, Mr. Andreas Renschler was reappointed for another three years as of October 1, 2007 with unchanged responsibility for the "Truck Group".

Audit of the 2006 financial statements. The DaimlerChrysler AG financial statements and the management report for 2006 were audited by KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft, Wirtschaftsprüfungsgesellschaft, Berlin and Frankfurt am Main, and were given an unqualified audit opinion. The same applies to the consolidated financial statements prepared according to US GAAP, which were supplemented with a group management report and additional notes. Pursuant to Sections 57 and 58 of the Introductory Law of the German Commercial Code (EGHGB), the US GAAP consolidated financial statements presented in this report grant exemption from the obligation to prepare consolidated financial statements in accordance with German law.

The financial statements and the appropriation of earnings proposed by the Board of Management, as well as the auditors' reports, were submitted to the Supervisory Board. They were thoroughly inspected by the Audit Committee and the Supervisory Board and discussed in the presence of the auditors, who reported on the results of their audit. The Supervisory Board has declared itself to be in agreement with the results of the audit and has established that there are no objections to be made. The Supervisory Board has approved the financial statements presented by the Board of Management. The financial statements are thereby adopted. Finally, the Supervisory Board has examined the appropriation of earnings proposed by the Board of Management and is in agreement with this proposal.

Comments on the management report. The Supervisory Board provides the following information in connection with the management report, with regard to the composition of subscribed capital, regulations on the appointment and dismissal of the members of the Board of Management, amendments to the Articles of Incorporation, authorization for the Board of Management to issue shares or purchase treasury shares, and important agreements entered into by the company that are subject to change-of-control conditions.

The company's capital stock as of December 31, 2006 amounted to €2,673,225,752.60. It is divided into 1,028,163,751 registered shares of no par value. All shares confer equal rights. Each share has one vote and an equal share of the distributable profit.

By resolution of the Annual Meeting on April 12, 2006, the company was authorized, until October 12, 2007, to acquire treasury shares for certain purposes, whereby these shares' proportion of the capital stock may not exceed €264 million.

By resolution of the Annual Meeting on April 9, 2003, the Board of Management was authorized, until April 8, 2008, with the consent of the Supervisory Board to increase the capital stock by up to €500 million by issuing new registered shares of no par value against cash contributions and by up to €500 million by issuing new registered shares of no par value against non-cash contributions. In addition, the Board of Management is authorized to increase the capital stock by up to €26 million for the purpose of issuing employee shares.

Furthermore, the Board of Management was authorized, until April 5, 2010, with the consent of the Supervisory Board to issue convertible bonds and/or warrant bonds in a total nominal amount of up to €15 billion with a maximum term of 20 years, and to grant to the owners of those bonds conversion rights or option rights to new shares in DaimlerChrysler with a proportionate amount of the capital stock of up to €300 million, in accordance with the defined conditions.

The Board of Management manages the company and represents it vis-a-vis third parties. The Board of Management must have at least two members, who, pursuant to Section 84 of the German Stock Corporation Act, are appointed by the Supervisory Board for a period of office of a maximum of five years. Reappointment or the extension of a period of office is permissible, in each case for a maximum of five years. However, during the second half of 2006, the Supervisory Board of DaimlerChrysler AG decided to limit such first appointments and reappointments of members of the Board of Management to three years as a rule in the future. These appointments and reappointments can only be made by a resolution of the Supervisory Board; reappointments may not be decided upon more than one year before the end of the current period of office.

The Supervisory Board appoints one of the members of the Board of Management as the Chairman of the Board of Management. The Supervisory Board can revoke the appointment of a member of the Board of Management and of the Chairman of the Board of Management if there is an important reason to do so. Such a reason could be, for example, gross neglect of duty, lack of ability to conduct the management in a proper manner, or a vote of no confidence by the Annual Meeting.

The general purpose for which the company is organized is defined in Article 2 of the Articles of Incorporation. Pursuant to Section 133 of the German Stock Corporation Act, the Articles of Incorporation can only be changed by a resolution of the Annual Meeting. In accordance with Article 19, Paragraph 1 of the Articles of Incorporation, resolutions of the Annual Meeting are passed with a simple majority of the votes cast unless otherwise stipulated by the provisions of applicable law, and with a simple majority of the capital stock represented at the Annual Meeting if this be required. Pursuant to Section 179, Subsection 2, Sentence 2 of the German Stock Corporation Act, any amendment to the purpose of the company requires a 75% majority of the capital stock represented at the Annual Meeting.

DaimlerChrysler AG has concluded various material agreements that include clauses regulating the possible occurrence of a change of control given below. One of the issues involved is a number of non-utilized syndicated credit lines in a total amount of US $12 billion, which the lenders are entitled to terminate if DaimlerChrysler AG becomes a subsidiary of another company or is controlled by one person or several persons acting jointly. Furthermore, DaimlerChrysler AG is a party in a joint venture for the development of fuel cell systems. This joint venture can be terminated by either of the contracting parties if the other party is subject to a change of control. A change of control is defined here as the right to give instructions to the Board of Management and to determine the company's guiding principles, the possibility to elect the majority of the members of the Supervisory Board or possession of at least 40% of the voting rights. In addition, DaimlerChrysler AG is a party to an agreement concerning the intellectual property rights in connection with a joint venture for the development of a hybrid drive system, which in the case of a change of control of one of the partners involved, allows the other partners to terminate the agreement. A change of control as defined by this agreement refers to the beneficial ownership of the majority of the voting rights in the company, and with a stock-exchange listed company the beneficial ownership of at least 20% of the voting rights in the company if within 18 months after this limit is exceeded the majority of the members of the Supervisory Board representing the shareholders consists of persons who were proposed by the owner of the 20% of the voting rights; a change of control is also understood as a merger or amalgamation with another company, unless in the case of a stock-exchange listed company after the merger the majority of the votes are held by the previous owners and no-one has beneficial ownership of more than 20% of the voting rights; a change of ownership is also understood as the transfer of all or nearly all of the assets. Finally, DaimlerChrysler AG is a party to an agreement regulating the exercise of voting rights in EADS N.V. In the case of a change of control, this agreement stipulates that DaimlerChrysler AG is obliged, if so requested by the French party to the agreement, to make all efforts to dispose of its shares in EADS under appropriate conditions to a third party that is not a competitor of EADS or of the French contracting party of DaimlerChrysler AG. In this case, the French party has the right of preemption under the same conditions as were offered by the third party. A change of control can also lead to the dissolution of the voting consortium. According to the EADS agreement, a change of control has taken place if a competitor of EADS N.V. or of the French contracting party either appoints so many members of the Supervisory Board of DaimlerChrysler AG that it can appoint the majority of the members of the Board of Management or holds an investment that enables it to control the day-to-day business of DaimlerChrysler AG.

Appreciation. The Supervisory Board expresses its gratitude to the Management and the departing members of the Supervisory Board.

The Supervisory Board also thanks the employees of the DaimlerChrysler Group for their outstanding personal commitment and their achievements during the year 2006.

Stuttgart, February 2007

The Supervisory Board

Hilmar Kopper
Chairman

Members of the Supervisory Board

Hilmar Kopper
Frankfurt/Main
Chairman of the Supervisory Board
of DaimlerChrysler AG
Chairman

Erich Klemm [1]
Sindelfingen
Chairman of the General Works Council
of the DaimlerChrysler Group and
DaimlerChrysler AG
Deputy Chairman

Dr. Manfred Bischoff
Munich
Chairman of the Board EADS N.V.
(since April 12, 2006)

Prof. Dr. Heinrich Flegel [1]
Stuttgart
Director Research Materials and
Manufacturing, DaimlerChrysler AG,
Chairman of the Management
Representative Committee,
DaimlerChrysler Group

Ron Gettelfinger [1]
Detroit
President of the International Union,
United Automobile, Aerospace
and Agricultural Implement Workers
of America (UAW)
(since August 28, 2006)

Earl G. Graves
New York
Publisher, Black Enterprise Magazine

Dr. Thomas Klebe [1]
Frankfurt/Main
Director Department for General
Shop Floor Policy and Codetermination,
German Metalworkers' Union
(IG Metall)

Arnaud Lagardère
Paris
General Partner and CEO
of Lagardère SCA

Jürgen Langer [1]
Frankfurt/Main
Chairman of the Works Council
at the Frankfurt/Offenbach Dealership,
DaimlerChrysler AG

Helmut Lense [1]
Stuttgart
Chairman of the Works Council
at the Untertürkheim Plant,
DaimlerChrysler AG

Peter A. Magowan
San Francisco
President of San Francisco Giants

William A. Owens
Kirkland
Retired President and CEO of Nortel
Networks Corporation,
CEO and Chairman of AEA Holdings
Asia

Gerd Rheude [1]
Wörth
Chairman of the Works Council at the
Wörth Plant, DaimlerChrysler AG

Udo Richter [1]
Bremen
Chairman of the Works Council at the
Bremen Plant, DaimlerChrysler AG

Wolf Jürgen Röder [1]
Frankfurt/Main
Member of the Executive Board
of the German Metalworkers' Union
(IG Metall)

Dr. rer. pol. Manfred Schneider
Leverkusen
Chairman of the Supervisory Board
of Bayer AG

Stefan Schwaab [1]
Gaggenau
Deputy Chairman of the General Works
Council of the DaimlerChrysler Group
and DaimlerChrysler AG,
Deputy Chairman of the Works Council
at the Gaggenau Plant,
DaimlerChrysler AG

Bernhard Walter
Frankfurt/Main
Former Spokesman of the Board
of Management of Dresdner Bank AG

Lynton R. Wilson
Toronto
Chairman of the Board of CAE Inc.
Chairman Emeritus of Nortel Networks
Corporation

Dr.- Ing. Mark Wössner
Munich
Former CEO and Chairman of the
Supervisory Board of Bertelsmann AG

Committees of the Supervisory Board:
Committee pursuant to Section 27, Subsection 3 of the German Industrial Codetermination Act
Hilmar Kopper (Chairman)
Erich Klemm [1]
Dr. rer. pol. Manfred Schneider
Dr. Thomas Klebe [1]

Presidential Committee
Hilmar Kopper (Chairman)
Erich Klemm [1]
Dr. Manfred Bischoff
Dr. Thomas Klebe [1]

Audit Committee
Bernhard Walter (Chairman)
Hilmar Kopper
Erich Klemm [1]
Stefan Schwaab [1]

Retired from the Supervisory Board:

Nate Gooden [1] †
Detroit
Vice President of the International
Union, United Automobile, Aerospace
and Agricultural Implement Workers
of America (UAW)
(retired on July 20, 2006)

Robert J. Lanigan
Toledo
Chairman Emeritus of Owens-Illinois,
Inc.; Founding Partner, Palladium Equity
Partners
(retired on April 12, 2006)

1 Employee representative

Report of the Audit Committee

The Audit Committee convened eight times in 2006. In February 2006, in the presence of the external auditors, it reviewed the accounting documentation for the year 2005 and recommended that the Supervisory Board agree to the Board of Management's proposal on the appropriation of distributable profits and approve the financial statements.

In further meetings during the course of the year, the Audit Committee held detailed discussions with the Board of Management attended by the external auditors concerning the 2006 half-year financial statements and the interim reports on the first and third quarters of 2006.

The Audit Committee regularly examined the qualifications and independence of the external auditors, and, in a separate procedure, its efficiency. The Audit Committee continually monitored the implementation of the principles decided upon for the approval of services provided by the external auditors. After receiving the approval of the Annual Meeting, the Audit Committee engaged KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft, Wirtschaftsprüfungsgesellschaft, Berlin and Frankfurt am Main, to conduct the annual audit, negotiated the audit fee of the external auditors, and determined the important audit issues for the year 2006.

The Audit Committee was also occupied with new accounting standards and their interpretation in 2006, especially with questions relating to the implementation and introduction of the International Financial Reporting Standards (IFRS). Another key point of discussion was the implementation of internal monitoring mechanisms in accordance with Section 404 of the Sarbanes-Oxley Act. The Audit Committee was also occupied with the risk-monitoring system, the company's risk reports and the risks from legal proceedings, the reports and programs of the Corporate Audit department, and new statutory developments of relevance for the Audit Committee.

As in the prior year, the Audit Committee's work in 2006 focused in particular on the investigations taking place in the company that were initiated by the United States Securities and Exchange Commission (SEC). In each regular meeting, the Audit Committee received information about the progress of the investigations from the company's management and the lawyers and external auditors involved. This included receiving reports on the existence, application and monitoring of internal guidelines and rules of conduct, the further development of compliance management, and the elimination of deficits identified at the Group.

In order to institutionalize compliance activities at DaimlerChrysler and to anchor such procedures as a key element of entrepreneurial action, the Board of Management established the department of Corporate Compliance Operations at the beginning of 2006 in consultation with the Audit Committee. Not only the Group's management, but also the Audit Committee of the Supervisory Board is regularly informed about all of this new department's goals and activities.



Bernhard Walter
Chairman of the Audit Committee

In addition, the Audit Committee dealt regularly with complaints and criticism with regard to accounting and the system of internal controls that were received confidentially, and likewise anonymously, from DaimlerChrysler employees, and received information separately concerning violations of Section 302, Subsection 5 of the Sarbanes-Oxley Act. The Audit Committee also received regular reports, giving due consideration to any criticism, about the introduction and effectiveness of the internal control over financial reporting relating to the correct implementation of the provisions of the Sarbanes-Oxley Act.

In February 2007, in the presence of the external auditors, the Audit Committee reviewed the financial statements and the consolidated financial statements for 2006 with the respective management reports, including the annual report on Form 20-F, and the proposal on the appropriation of earnings made by the Board of Management. The audit reports and important accounting matters were discussed in detail with the external auditors. Following intensive review and discussion of the documents, the Audit Committee then recommended that the Supervisory Board agree to the Board of Management's proposal on the appropriation of distributable profits and approve the financial statements.

Once again in the year 2006, the Audit Committee conducted a specific self-evaluation of its activities.

Stuttgart, February 2007

The Audit Committee

Bernhard Walter
Chairman

136 - 210

Contents

Statement by the Board of Management

The Board of Management of DaimlerChrysler AG is responsible for preparing the accompanying financial statements.

We have implemented effective controlling and monitoring systems to guarantee compliance with accounting principles and the adequacy of reporting. These systems include the application of uniform guidelines group-wide, the use of reliable software, the selection and training of qualified personnel, and regular reviews by our internal auditing department. In addition, we comply with the requirements for establishing an internal control system over financial reporting as set forth in Section 404 of the Sarbanes-Oxley Act.

In accordance with German legal requirements we have integrated the group's early warning systems into a risk management system. This enables the Board of Management to identify significant risks at an early stage and to initiate appropriate measures. KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft audited the consolidated financial statements, which were prepared in accordance with US generally accepted accounting principles, and issued an unqualified audit report.

Together with the independent auditors, the Supervisory Board's Audit Committee examined and discussed the consolidated financial statements including the business review report and the auditors' report in depth. Subsequently, the entire Supervisory Board reviewed the documentation related to the consolidated financial statements. The result of this examination is included in the Report of the Supervisory Board.

Dieter Zetsche

Bodo Uebber

Report of Independent Registered Public Accounting Firm

The Supervisory Board
DaimlerChrysler AG:

We have audited the accompanying consolidated balance sheets of DaimlerChrysler AG and subsidiaries ("DaimlerChrysler") as of December 31, 2006 and 2005, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2006. These consolidated financial statements are the responsibility of DaimlerChrysler's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of DaimlerChrysler as of December 31, 2006 and 2005, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2006, in conformity with generally accepted accounting principles in the United States of America.

As described in Note 1 to the consolidated financial statements, DaimlerChrysler adopted FASB Statement No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans" as of December 31, 2006. As described in Note 1 and 10 to the consolidated financial statements, DaimlerChrysler adopted FASB Statement No. 123 (revised), "Share-Based Payment" in 2006 and FASB Interpretation No. 47, "Accounting for Conditional Asset Retirement Obligations - an interpretation of FASB Statement No. 143" in 2005.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of DaimlerChrysler's internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 26, 2007 expressed an unqualified opinion on management's assessment of, and the effective operation of, internal control over financial reporting.

Stuttgart,
February 26, 2007

KPMG Deutsche Treuhand-Gesellschaft
Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft

Nonnenmacher Wirtschaftsprüfer	Krauß Wirtschaftsprüfer

Consolidated Statements of Income

(in millions of €, except per share amounts)	Note	2006	Consolidated Year ended December 31, 2005	2004
Revenues	34.	**151,589**	149,776	142,059
Cost of sales	5.	**(125,673)**	(122,861)	(114,706)
Gross profit		**25,916**	26,915	27,353
Selling, general administrative and other expenses	5.	**(18,513)**	(18,981)	(17,978)
Research and development		**(5,331)**	(5,649)	(5,658)
Other income	6.	**1,305**	966	895
Goodwill impairment	11.	**-**	(30)	-
Income before financial income		**3,377**	3,221	4,612
Financial income (expense), net (therein loss on issuance of associated company stock of €135 million in 2004)	7.	**616**	217	(1,077)
Income before income taxes		**3,993**	3,438	3,535
Income tax (expense) benefit	8.	**(706)**	(513)	(1,177)
Minority interests		**(56)**	(74)	108
Income before cumulative effects of changes in accounting principles		**3,231**	2,851	2,466
Cumulative effects of changes in accounting principles: transition adjustments resulting from adoption of SFAS 123R and FIN 47, net of taxes	10.	**(4)**	(5)	-
Net income		**3,227**	2,846	2,466
Earnings per share	35.			
Basic earnings per share				
Income before cumulative effects of changes in accounting principles		**3.16**	2.80	2.43
Cumulative effects of changes in accounting principles		**-**	-	-
Net income		**3.16**	2.80	2.43
Diluted earnings per share				
Income before cumulative effects of changes in accounting principles		**3.14**	2.80	2.43
Cumulative effects of changes in accounting principles		**-**	-	-
Net income		**3.14**	2.80	2.43

The accompanying notes are an integral part of these Consolidatd Financial Statements.

Industrial Business[1]			Financial Services[1,2]			
	Year ended December 31,			Year ended December 31,		
2006	2005	2004	2006	2005	2004	(in millions of €, except per share amounts)
134,430	134,340	128,133	**17,159**	15,436	13,926	Revenues
(111,409)	(110,293)	(103,910)	**(14,264)**	(12,568)	(10,796)	Cost of sales
23,021	24,047	24,223	**2,895**	2,868	3,130	**Gross profit**
(17,300)	(17,722)	(16,747)	**(1,213)**	(1,259)	(1,231)	Selling, general administrative and other expenses
(5,331)	(5,649)	(5,658)	**–**	–	–	Research and development
1,276	921	833	**29**	45	62	Other income
–	(30)	–	**–**	–	–	Goodwill impairment
1,666	1,567	2,651	**1,711**	1,654	1,961	**Income before financial income**
599	192	(1,043)	**17**	25	(34)	Financial income (expense), net (therein loss on issuance of associated company stock of €135 million in 2004)
2,265	1,759	1,608	**1,728**	1,679	1,927	**Income before income taxes**
(33)	133	(442)	**(673)**	(646)	(735)	Income tax (expense) benefit
(45)	(63)	113	**(11)**	(11)	(5)	Minority interests
2,187	1,829	1,279	**1,044**	1,022	1,187	**Income before cumulative effects of changes in accounting principles**
(4)	(5)	–	**–**	–	–	Cumulative effects of changes in accounting principles: transition adjustments resulting from adoption of SFAS 123R and FIN 47, net of taxes
2,183	1,824	1,279	**1,044**	1,022	1,187	**Net income**

1 Additional information about the Industrial Business and Financial Services is not required under U.S. GAAP and is unaudited.
2 Contains the financing and leasing business of the Financial Services segment without Mobility Management and activities of DaimlerChrysler Financial Services AG.

Consolidated Balance Sheets

(in millions of €)	Note	Consolidated At December 31, 2006	Consolidated At December 31, 2005	Industrial Business [1] At December 31, 2006	Industrial Business [1] At December 31, 2005	Financial Services [1,2] At December 31, 2006	Financial Services [1,2] At December 31, 2005
Assets							
Goodwill	11.	**1,683**	1,881	**1,615**	1,822	**68**	59
Other intangible assets	12.	**765**	3,191	**709**	3,133	**56**	58
Property, plant and equipment, net	13.	**34,021**	36,739	**33,880**	36,565	**141**	174
Investments and long-term financial assets	19.	**6,001**	6,356	**5,716**	6,084	**285**	272
Equipment on operating leases, net	14.	**36,958**	34,238	**2,907**	3,629	**34,051**	30,609
Fixed assets		**79,428**	82,405	**44,827**	51,233	**34,601**	31,172
Inventories	15.	**17,750**	19,139	**16,170**	17,674	**1,580**	1,465
Trade receivables	16.	**7,359**	7,595	**7,120**	7,348	**239**	247
Receivables from financial services	17.	**52,334**	61,101	**-**	-	**52,334**	61,101
Other assets	18.	**11,370**	8,731	**6,566**	4,654	**4,804**	4,077
Securities	19.	**5,985**	4,936	**5,614**	4,502	**371**	434
Cash and cash equivalents	20.	**7,136**	7,711	**5,908**	6,894	**1,228**	817
Non-fixed assets		**101,934**	109,213	**41,378**	41,072	**60,556**	68,141
Deferred taxes	8.	**6,093**	7,249	**5,873**	7,060	**220**	189
Prepaid expenses	21.	**2,567**	1,391	**2,463**	1,299	**104**	92
Disposal group Off-Highway, assets held for sale	9.	**-**	1,374	**-**	1,374	**-**	-
Total assets (thereof short-term 2006: €72,546; 2005: €74,909)		**190,022**	201,632	**94,541**	102,038	**95,481**	99,594
Liabilities and stockholders' equity							
Capital stock		**2,673**	2,647				
Additional paid-in capital		**8,588**	8,221				
Retained earnings		**33,388**	31,688				
Accumulated other comprehensive loss		**(10,494)**	(6,107)				
Treasury stock		**-**	-				
Stockholders' equity	22.	**34,155**	36,449	**25,248**	26,859	**8,907**	9,590
Minority interests		**663**	653	**621**	614	**42**	39
Accrued liabilities	24.	**46,261**	46,682	**44,810**	45,389	**1,451**	1,293
Financial liabilities	25.	**78,518**	80,932	**5,056**	4,146	**73,462**	76,786
Trade liabilities	26.	**13,716**	14,591	**13,487**	14,381	**229**	210
Other liabilities	27.	**7,793**	9,053	**5,414**	6,561	**2,379**	2,492
Liabilities		**100,027**	104,576	**23,957**	25,088	**76,070**	79,488
Deferred taxes	8.	**717**	4,203	**(5,124)**	(2,309)	**5,841**	6,512
Deferred income	28.	**8,199**	8,298	**5,029**	5,626	**3,170**	2,672
Disposal group Off-Highway, liabilities held for sale	9.	**-**	771	**-**	771	**-**	-
Total liabilities (thereof short-term 2006: €76,045; 2005: €86,399)		**155,867**	165,183	**69,293**	75,179	**86,574**	90,004
Total liabilities and stockholders' equity		**190,022**	201,632	**94,541**	102,038	**95,481**	99,594

1 Additional information about the Industrial Business and Financial Services is not required under U.S. GAAP and is unaudited.
2 Contains the financing and leasing business of the Financial Services segment without Mobility Management and activities of DaimlerChrysler Financial Services AG.

The accompanying notes are an integral part of these Consolidated Financial Statements.

Consolidated Statements of Changes in Stockholders' Equity

				Accumulated other comprehensive loss					
(in millions of €)	Capital stock	Additional paid- in capital	Retained earnings	Cumulative translation adjustment	Available-for-sale securities	Derivative financial instruments	Unrecognized pension and healthcare obligations	Treasury stock	Total
Balance at January 1, 2004	2,633	7,915	29,414	(1,163)	333	2,227	(6,873)	-	34,486
Net income	-	-	2,466	-	-	-	-	-	2,466
Other comprehensive loss	-	-	-	(715)	(206)	(369)	(748)	-	(2,038)
Total comprehensive income									428
Stock based compensation	-	127	-	-	-	-	-	-	127
Purchase of capital stock	-	-	-	-	-	-	-	(30)	(30)
Re-issuance of treasury stock	-	-	-	-	-	-	-	30	30
Dividends	-	-	(1,519)	-	-	-	-	-	(1,519)
Balance at December 31, 2004	2,633	8,042	30,361	(1,878)	127	1,858	(7,621)	-	33,522
Net income	-	-	2,846	-	-	-	-	-	2,846
Other comprehensive income (loss)	-	-	-	2,727	(18)	(1,223)	(79)	-	1,407
Total comprehensive income									4,253
Stock based compensation	-	87	-	-	-	-	-	-	87
Issuance of new shares	14	141	-	-	-	-	-	-	155
Purchase of capital stock	-	-	-	-	-	-	-	(21)	(21)
Re-issuance of treasury stock	-	-	-	-	-	-	-	21	21
Dividends	-	-	(1,519)	-	-	-	-	-	(1,519)
Other	-	(49)	-	-	-	-	-	-	(49)
Balance at December 31, 2005	2,647	8,221	31,688	849	109	635	(7,700)	-	36,449
Net income	**-**	**-**	**3,227**	**-**	**-**	**-**	**-**	**-**	**3,227**
Other comprehensive income (loss)	**-**	**-**	**-**	**(1,817)**	**33**	**263**	**4,549**	**-**	**3,028**
Initial application of SFAS 158	**-**	**-**	**-**	**-**	**-**	**-**	**(7,415)**	**-**	**(7,415)**
Total other comprehensive loss				**(1,817)**	**33**	**263**	**(2,866)**	**-**	**(4,387)**
Total comprehensive loss									**(1,160)**
Stock based compensation	**-**	**39**	**-**	**-**	**-**	**-**	**-**	**-**	**39**
Issuance of new shares	**26**	**284**	**-**	**-**	**-**	**-**	**-**	**-**	**310**
Purchase of capital stock	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**(29)**	**(29)**
Re-issuance of treasury stock	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**29**	**29**
Dividends	**-**	**-**	**(1,527)**	**-**	**-**	**-**	**-**	**-**	**(1,527)**
Other	**-**	**44**	**-**	**-**	**-**	**-**	**-**	**-**	**44**
Balance at December 31, 2006	**2,673**	**8,588**	**33,388**	**(968)**	**142**	**898**	**(10,566)**	**-**	**34,155**

The accompanying notes are an integral part of these Consolidated Financial Statements.

Consolidated Statements of Cash Flows *

(in millions of €)	2006	Consolidated Year ended December 31, 2005	2004
Net income	3,227	2,846	2,466
Income (loss) applicable to minority interests	56	74	(108)
Cumulative effects of changes in accounting principles	4	5	-
Gains on disposals of shares in companies	(320)	(732)	(281)
Depreciation and amortization of equipment on operating leases	7,563	6,341	5,445
Depreciation and amortization of fixed assets	6,111	6,309	5,860
Change in deferred taxes	(525)	(809)	(593)
Equity (income) loss from equity method investments	(318)	(103)	933
Change in financial instruments	(497)	298	(275)
(Gains) losses on disposals of fixed assets/securities	(975)	(1,370)	(520)
Change in trading securities	(44)	(4)	(26)
Change in accrued liabilities	56	45	1,227
Net changes in inventory-related receivables from financial services	155	(207)	(2,455)
Changes in other operating assets and liabilities:			
- Inventories, net	451	(1,519)	(1,393)
- Trade receivables	(224)	(443)	242
- Trade liabilities	241	802	1,186
- Other assets and liabilities	(945)	820	(648)
Cash provided by operating activities	14,016	12,353	11,060
Purchases of fixed assets:			
- Increase in equipment on operating leases	(24,493)	(20,236)	(17,678)
- Purchases of property, plant and equipment	(5,938)	(6,580)	(6,386)
- Purchases of other fixed assets	(330)	(272)	(514)
Proceeds from disposals of equipment on operating leases	12,718	11,643	10,468
Proceeds from disposals of fixed assets	935	1,098	741
Payments for investments in businesses	(473)	(552)	(264)
Proceeds from disposals of businesses	1,158	516	1,218
Investments in/collections from wholesale receivables	(5,913)	(5,195)	(5,978)
Proceeds from sale of wholesale receivables	5,814	5,288	6,331
Investments in retail receivables	(27,550)	(27,073)	(30,488)
Collections on retail receivables	18,322	21,262	17,148
Proceeds from sale of retail receivables	12,682	8,612	9,531
Acquisitions of securities (other than trading)	(14,827)	(10,773)	(4,211)
Proceeds from sales of securities (other than trading)	13,467	11,025	3,481
Change in other cash	(153)	15	(81)
Cash used for investing activities	(14,581)	(11,222)	(16,682)
Change in commercial paper borrowings and short-term financial liabilities	1,165	1,407	2,453
Additions to long-term financial liabilities	20,315	14,322	15,013
Repayment of long-term financial liabilities	(19,741)	(15,867)	(13,370)
Dividends paid (including profit transferred from subsidiaries)	(1,553)	(1,575)	(1,547)
Proceeds from issuance of capital stock (including minority interests)	339	227	30
Purchase of treasury stock	(29)	(27)	(30)
Cash provided by (used for) financing activities	496	(1,513)	2,549
Effect of foreign exchange rate changes on cash and cash equivalents (maturing within 3 months)	(467)	620	(313)
Net increase (decrease) in cash and cash equivalents (maturing within 3 months)	(536)	238	(3,386)
Cash and cash equivalents (maturing within 3 months)			
At beginning of period	7,619	7,381	10,767
At end of period	7,083	7,619	7,381

* For other information regarding Consolidated Statements of Cash Flows, see Note 29.

The accompanying notes are an integral part of these Consolidated Financial Statements.

Industrial Business[1] Year ended December 31, 2006	2005	2004	Financial Services[1,2] Year ended December 31, 2006	2005	2004	(in millions of €)
2,183	1,824	1,279	**1,044**	1,022	1,187	Net income
44	63	(113)	**12**	11	5	Income (loss) applicable to minority interests
4	5	-	**-**	-	-	Cumulative effects of changes in accounting principles
(323)	(732)	(281)	**3**	-	-	Gains on disposals of shares in companies
617	667	544	**6,946**	5,674	4,901	Depreciation and amortization of equipment on operating leases
6,067	6,248	5,736	**44**	61	124	Depreciation and amortization of fixed assets
(522)	(356)	(1,211)	**(3)**	(453)	618	Change in deferred taxes
(299)	(92)	951	**(19)**	(11)	(18)	Equity (income) loss from equity method investments
(485)	297	(288)	**(12)**	1	13	Change in financial instruments
(991)	(1,320)	(524)	**16**	(50)	4	(Gains) losses on disposals of fixed assets/securities
(48)	(3)	(29)	**4**	(1)	3	Change in trading securities
(251)	(32)	1,081	**307**	77	146	Change in accrued liabilities
155	(207)	(2,455)	**-**	-	-	Net changes in inventory-related receivables from financial services
						Changes in other operating assets and liabilities:
633	(1,518)	(1,535)	**(182)**	(1)	142	- Inventories, net
(224)	(419)	210	**-**	(24)	32	- Trade receivables
211	806	1,193	**30**	(4)	(7)	- Trade liabilities
(1,595)	989	(805)	**650**	(169)	157	- Other assets and liabilities
5,176	6,220	3,753	**8,840**	6,133	7,307	**Cash provided by operating activities**
						Purchases of fixed assets:
(3,722)	(4,181)	(3,828)	**(20,771)**	(16,055)	(13,850)	- Increase in equipment on operating leases
(5,909)	(6,537)	(6,298)	**(29)**	(43)	(88)	- Purchases of property, plant and equipment
(310)	(253)	(496)	**(20)**	(19)	(18)	- Purchases of other fixed assets
5,018	4,996	4,514	**7,700**	6,647	5,954	Proceeds from disposals of equipment on operating leases
908	1,066	705	**27**	32	36	Proceeds from disposals of fixed assets
(447)	(566)	(244)	**(26)**	14	(20)	Payments for investments in businesses
1,169	186	1,176	**(11)**	330	42	Proceeds from disposals of businesses
26,656	26,963	29,911	**(32,569)**	(32,158)	(35,889)	Investments in/collections from wholesale receivables
(26,137)	(27,246)	(27,849)	**31,951**	32,534	34,180	Proceeds from sale of wholesale receivables
3,643	3,818	4,457	**(31,193)**	(30,891)	(34,945)	Investments in retail receivables
(3,189)	(2,824)	(3,848)	**21,511**	24,086	20,996	Collections on retail receivables
(1,059)	(504)	(115)	**13,741**	9,116	9,646	Proceeds from sale of retail receivables
(14,862)	(10,773)	(4,210)	**35**	-	(1)	Acquisitions of securities (other than trading)
13,467	11,017	3,445	**-**	8	36	Proceeds from sales of securities (other than trading)
28	75	(189)	**(181)**	(60)	108	Change in other cash
(4,746)	(4,763)	(2,869)	**(9,835)**	(6,459)	(13,813)	**Cash used for investing activities**
3,734	848	1,481	**(2,569)**	559	972	Change in commercial paper borrowings and short-term financial liabilities
4,522	2,297	2,661	**15,793**	12,025	12,352	Additions to long-term financial liabilities
(8,671)	(4,609)	(6,953)	**(11,070)**	(11,258)	(6,417)	Repayment of long-term financial liabilities
(603)	(287)	(585)	**(950)**	(1,288)	(962)	Dividends paid (including profit transferred from subsidiaries)
303	195	(255)	**36**	32	285	Proceeds from issuance of capital stock (including minority interests)
(29)	(27)	(30)	**-**	-	-	Purchase of treasury stock
(744)	(1,583)	(3,681)	**1,240**	70	6,230	**Cash provided by (used for) financing activities**
(428)	548	(291)	**(39)**	72	(22)	Effect of foreign exchange rate changes on cash and cash equivalents (maturing within 3 months)
(742)	422	(3,088)	**206**	(184)	(298)	**Net increase (decrease) in cash and cash equivalents (maturing within 3 months)**
						Cash and cash equivalents (maturing within 3 months)
6,803	6,381	9,469	**816**	1,000	1,298	**At beginning of period**
6,061	6,803	6,381	**1,022**	816	1,000	**At end of period**

1 Additional information about the Industrial Business and Financial Services is not required under U.S. GAAP and is unaudited.
2 Contains the financing and leasing business of the Financial Services segment without Mobility Management and activities of DaimlerChrysler Financial Services AG.

Consolidated Fixed Assets Schedule

							Acquisition or Manufacturing Costs
(in millions of €)	Balance at January 1, 2006	Currency change	Change in consolidated group	Additions	Reclassifications	Disposals	Balance at December 31, 2006
Goodwill	3,082	(262)	–	8	–	48	2,780
Other intangible assets	4,132	(341)	(1)	258	10	2,226	1,832
Intangible assets	7,214	(603)	(1)	266	10	2,274	4,612
Land, leasehold improvements and buildings including buildings on land owned by others	22,379	(1,126)	(74)	228	497	657	21,247
Technical equipment and machinery	35,104	(2,203)	(470)	882	1,798	1,772	33,339
Other equipment, factory and office equipment	27,378	(1,698)	(65)	1,023	2,219	1,651	27,206
Advance payments relating to plant and equipment and construction in progress	4,680	(370)	(1)	4,090	(4,554)	47	3,798
Property, plant and equipment	89,541	(5,397)	(610)	6,223	(40)	4,127	85,590
Investments in affiliated companies	930	(11)	(92)	106	(15)	151	767
Loans to affiliated companies	138	–	–	92	–	112	118
Investments in associated companies	3,983	(7)	(14)	68	3	46	3,987
Investments in related companies	768	(4)	(6)	90	12	42	818
Loans to associated and related companies	73	(6)	–	–	–	38	29
Long-term securities	607	(91)	–	50	–	–	566
Other loans	226	(1)	(113)	6	–	85	33
Investments and long-term financial assets	6,725	(120)	(223)	412	–	474	6,320
Equipment on operating leases	44,896	(3,896)	–	24,522	30	17,223	48,329

1 Currency translation changes with period end rates.

The consolidated fixed assets schedule is part of the Notes to Consolidated Financial Statements.

						Depreciation/Amortization	Book Value[1]		
Balance at January 1, 2006	Currency change	Change in consolidated group	Additions	Reclassifications	Disposals	Balance at December 31, 2006	Balance at December 31, 2006	Balance at December 31, 2005	(in millions of €)
1,201	(102)	–	–	–	2	1,097	1,683	1,881	Goodwill
941	(67)	(1)	255	1	62	1,067	765	3,191	Other intangible assets
2,142	(169)	(1)	255	1	64	2,164	2,448	5,072	**Intangible assets**
10,501	(418)	(60)	568	(72)	419	10,100	11,147	11,878	Land, leasehold improvements and buildings including buildings on land owned by others
23,654	(1,307)	(436)	2,465	(25)	1,712	22,639	10,700	11,450	Technical equipment and machinery
18,546	(1,110)	(61)	2,763	90	1,495	18,733	8,473	8,832	Other equipment, factory and office equipment
101	(4)	–	–	–	–	97	3,701	4,579	Advance payments relating to plant and equipment and construction in progress
52,802	(2,839)	(557)	5,796	(7)	3,626	51,569	34,021	36,739	**Property, plant and equipment**
164	–	(1)	50	–	59	154	613	766	Investments in affiliated companies
6	–	–	–	–	1	5	113	132	Loans to affiliated companies
10	–	(10)	–	–	–	–	3,987	3,973	Investments in associated companies
180	–	(3)	10	–	35	152	666	588	Investments in related companies
1	–	–	–	–	–	1	28	72	Loans to associated and related companies
1	–	–	–	–	–	1	565	606	Long-term securities
7	–	–	–	–	3	4	29	219	Other loans
369	–	(12)	60	–	98	319	6,001	6,356	**Investments and long-term financial assets**
10,658	(914)	–	7,563	6	5,942	11,371	36,958	34,238	**Equipment on operating leases**

Notes to the Consolidated Financial Statements Basis of Presentation

1. Summary of Significant Accounting Policies

General. The consolidated financial statements of DaimlerChrysler AG and its subsidiaries ("DaimlerChrysler" or the "Group") have been prepared in accordance with generally accepted accounting principles in the United States of America ("US GAAP"). All amounts are presented in euros ("€").

Certain amounts reported in previous years have been reclassified to conform to the 2006 presentation.

Commercial practices with respect to certain products manufactured by DaimlerChrysler necessitate that sales financing, including leasing alternatives, be made available to the Group's customers. Accordingly, the Group's consolidated financial statements are also significantly influenced by the activities of its financial services business. To enhance readers' understanding of the Group's consolidated financial statements, the accompanying financial statements present, in addition to the audited consolidated financial statements, unaudited information with respect to the results of operations and financial position of the Group's industrial and financial services business activities. Such information, however, is not required by US GAAP and is not intended to, and does not represent the separate US GAAP results of operations and financial position of the Group's industrial or financial services business activities. Information concerning the financial services business activities of the Group refers to the financing and leasing business of the Financial Services segment excluding Mobility Management and the activities of DaimlerChrysler Financial Services AG. Transactions between the Group's industrial and financial services business activities principally represent intercompany sales of products, intercompany borrowings and related interest, and other support under special vehicle financing programs. The effects of transactions between the industrial and financial services businesses have been eliminated within the industrial business columns.

Use of estimates. Preparation of the financial statements in conformity with US GAAP requires management to make estimates and assumptions related to the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements as well as the reported amounts of revenues and expenses for the period. Significant items related to such estimates and assumptions include recoverability of investments in equipment on operating leases, collectibility of sales financing and finance lease receivables, sales incentive obligations, warranty obligations, assets and obligations related to employee benefits and useful lives of fixed assets. Actual amounts could differ from those estimates.

Risks and uncertainties. DaimlerChrysler's financial position, results of operations, and cash flows are subject to numerous risks and uncertainties. Factors that could affect DaimlerChrysler's future financial statements and cause actual results to vary materially from expectations include, but are not limited to, adverse changes in global economic conditions; overcapacity and intense competition in the automotive industry; dependence on suppliers of parts and services, primarily single source suppliers; the concentrations of DaimlerChrysler's revenues derived from the United States and Western Europe; the significant portion of DaimlerChrysler's workforce subject to collective bargaining agreements; fluctuations in currency exchange rates, interest rates and commodity prices; significant legal proceedings and environmental and other government regulations.

Principles of consolidation. The accompanying consolidated financial statements include the financial statements of DaimlerChrysler AG and all of its material, majority-owned subsidiaries and certain variable interest entities for which DaimlerChrysler is determined to be the primary beneficiary (see Note 2).

All significant intercompany accounts and transactions relating to consolidated subsidiaries and consolidated variable interest entities have been eliminated.

Investments in associated companies. Significant equity investments in which DaimlerChrysler does not have a controlling financial interest, but has the ability to exercise significant influence over the operating and financial policies of the investee ("associated companies") are accounted for using the equity method.

The excess of DaimlerChrysler's initial investment in equity method companies over the Group's ownership percentage in the underlying net assets of those companies is attributed to certain fair value adjustments with the remaining portion recognized as goodwill ("investor level goodwill") which is not amortized.

A decline in fair value of an investment in any associated company below its carrying amount that is deemed to be other than temporary results in a reduction in the carrying amount of the investment to fair value. The impairment is charged to earnings and a new cost basis for the investment is established.

The European Aeronautic Defence and Space Company EADS N.V. ("EADS") constitutes a significant associated company. Because the financial statements of EADS are not made available to DaimlerChrysler in time to apply the equity method of accounting, the Group's proportionate share of the results of operations of this associated company are included in DaimlerChrysler's consolidated financial statements with a three month lag.

Foreign currencies. The assets and liabilities of foreign operations where the functional currency is not the euro are generally translated into euros using period-end exchange rates. The resulting translation adjustments are recorded as a component of accumulated other comprehensive loss. The statements of income and the statements of cash flows are translated using average exchange rates during the respective periods.

The exchange rates for the US dollar, which is the significant foreign currency used in the preparation of the consolidated financial statements were as follows:

	2006	2005	2004
	1 € =	1 € =	1 € =
Exchange rate at December 31	**1.3170**	1.1797	1.3621
Average exchange rates			
First quarter	**1.2023**	1.3113	1.2497
Second quarter	**1.2582**	1.2594	1.2046
Third quarter	**1.2743**	1.2199	1.2218
Fourth quarter	**1.2887**	1.1897	1.2977

Revenue recognition. Revenue for sales of vehicles, service parts and other related products is recognized when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the price of the transaction is fixed and determinable, and collectibility is reasonably assured. Revenues are recognized net of discounts, cash sales incentives, customer bonuses and rebates granted. Non-cash sales incentives that do not reduce the transaction price to the customer are classified within cost of sales. Revenues are disclosed net of taxes collected from customers and remitted to governmental authorities. Shipping and handling costs are recorded as cost of sales in the period incurred.

DaimlerChrysler uses price discounts to adjust market pricing in response to a number of market and product factors, including: pricing actions and incentives offered by competitors, economic conditions, the amount of excess industry production capacity, the intensity of market competition, and consumer demand for the product. The Group may offer a variety of sales incentive programs at any point in time, including cash offers to dealers and consumers, lease subsidies which reduce the consumer's monthly lease payment, or reduced financing rate programs offered to consumers.

The Group records as a *reduction to revenue* at the time of sale to the dealer the estimated impact of sales incentives programs offered to dealers and consumers. This estimated impact represents the incentive programs offered to dealers and consumers as well as the expected modifications to these programs in order for the dealers to sell their inventory.

The Group offers extended, separately priced warranty contracts for certain products. Revenues from these contracts are deferred and recognized into income over the contract period in proportion to the costs expected to be incurred based on historical information. In circumstances in which there is insufficient historical information, income from extended warranty contracts is recognized on a straight-line basis. A loss on these contracts is recognized in the current period if the sum of expected costs for services under the contract exceeds unearned revenue.

For transactions with multiple deliverables, such as when vehicles are sold with free service programs, the Group allocates revenue to the various elements based on their relative fair values when criteria for separation are met.

When below market rate loans under special financing programs are used to promote sales of vehicles and the Financial Services segment finances the vehicle, the effect of the rate differential at the contract origination date is deducted from revenues and recorded as unearned income in the consolidated balance sheet. The Financial Services segment amortizes the unearned income balance into earnings using the interest method over the original (contractual) life of the receivables. Upon prepayment or sale of the receivable, the unamortized unearned income is recognized into earnings.

Sales under which the Group guarantees the minimum resale value of the product, such as in sales to certain rental car company customers, are accounted for similarly to an operating lease in accordance with Emerging Issues Task Force ("EITF") 95-1, "Revenue Recognition on Sales with a Guaranteed Minimum Resale Value." The guarantee of the resale value may take the form of an obligation by DaimlerChrysler to pay any deficiency between the proceeds the customer receives upon resale in an auction and the guaranteed amount or an obligation to reacquire the vehicle after a certain period of time at a set price. Gains or losses from the resale of these vehicles are included in gross profit.

Revenue from operating leases is recognized on a straight-line basis over the lease term.

Revenue from sales financing and finance lease receivables is recognized using the interest method. Recognition of revenue is generally suspended when a finance or lease receivable becomes contractually delinquent for periods ranging from 60 to 120 days.

Sales of receivables. The Group transfers significant amounts of automotive finance receivables in the ordinary course of business to trusts in "asset-backed securitizations" and "whole loan sales" and usually remains as servicer for a servicing fee. The accounting for securitized sold receivables is based upon the financial component approach that focuses on control according to the provisions of Statement of Financial Accounting Standards ("SFAS") 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities."

Servicing fees are recognized on a consistent yield basis over the remaining term of the related receivables sold.

Gains and losses from the sale of finance receivables are recognized as revenues in the period in which the sale occurs. In determining the gain or loss for each qualifying sale of finance receivables, the investment in the receivable pool sold is allocated between the portion sold and the portion retained based upon their relative fair values.

Further information on the Group's securitized sold receivables is included in Note 33.

Estimated credit losses. DaimlerChrysler determines its allowance for credit losses based on an ongoing systematic review and evaluation performed as part of the credit-risk evaluation process. The evaluation performed considers historical loss experience, the size and composition of the portfolios, current economic events and conditions, the estimated fair value and adequacy of collateral and other pertinent factors. Certain homogeneous loan portfolios are evaluated collectively, taking into consideration primarily historical loss experience adjusted for the estimated impact of current economic events and conditions, including fluctuations in the fair value and adequacy of collateral. Certain receivables, such as wholesale receivables and loans to large commercial borrowers, are evaluated for impairment individually based on the fair value of the underlying collateral. Credit exposures deemed to be uncollectible are charged against the allowance for doubtful accounts. DaimlerChrysler generally does not originate or purchase receivables for resale. Loans that are classified as held for sale are carried at the lower of cost or market value when it is determined that the market price for the loan represents the estimated future cash flows on the loan.

Research and development and advertising. Research and development and advertising costs are expensed as incurred.

Sales of newly issued subsidiary stock. Gains and losses resulting from the issuance of stock by a Group subsidiary to third parties that reduce DaimlerChrysler's percentage ownership ("dilution gains and losses") and DaimlerChrysler's share of any dilution gains and losses reported by its investees accounted for under the equity method are recognized in the Group's consolidated statement of income in the line item "other financial income (expense), net."

Income taxes. Current income taxes are determined based on respective local taxable income and tax rules. In addition, current income taxes include adjustments for uncertain tax payments or tax refunds for periods not yet assessed and interest on taxes as well as ancillary tax payments. Deferred tax reflects the changes in deferred tax assets and liabilities except for changes recognized in other comprehensive loss. Deferred tax assets or liabilities are determined based on temporary differences between financial reporting and the tax basis of assets and liabilities including differences from consolidation, loss carry forwards and tax credits. Amortization of these differences or realization of loss carry forwards and tax credits are based on enacted local tax rules and tax rates. DaimlerChrysler recognizes a valuation allowance on deferred tax assets if it is more likely than not that the benefit from the deferred tax asset will not be realized.

Pension and other postretirement plans. The measurement of pension and other postretirement benefit liabilities is based upon the projected unit credit method in accordance with SFAS 87, "Employers' Accounting for Pensions," and SFAS 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," respectively.

The expected return on plan assets is determined based on the expected long-term rate of return on plan assets and the fair value of plan assets. Amortization of a cumulative actuarial net gain or loss is included as a component of the Group's net periodic benefit plan cost for a year if, as of the beginning of the year, that cumulative actuarial net gain or loss exceeds 10 percent of the greater of (1) the projected benefit obligation for pension plans or the accumulated postretirement benefit obligation for other postretirement plans or (2) the fair value of that plan's assets. In such cases, the amount of amortization recognized by the Group is the resulting excess divided by the average remaining service period of active employees expected to receive benefits under the plan (see Note 24a).

The recognition of the funded status in accordance with SFAS 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans - an amendment of FASB Statements No. 87, 88, 106, and 132(R)," was adopted as of December 31, 2006. Prior to adoption, actuarial gains and losses were recognized on a delayed basis in the income statement and the funded status was not recognized on the balance sheet. Actuarial gains and losses comprise changes in the amount of either the projected benefit obligation (for pension plans), the accumulated benefit obligation (for other postretirement plans) or differences between actual and expected return on plan assets and from changes in assumptions.

With the adoption of the recognition provisions in SFAS 158 as of December 31, 2006, the funded status of defined benefit plans is recognized entirely on the balance sheet. Under SFAS 158, the amount recognized as asset or liability for pension and other postretirement benefit plans is measured as the difference between the benefit obligation and the fair value of plan assets. Overfunded plans are aggregated and recognized as an asset while underfunded plans are aggregated and recognized as a liability. The offsetting entry for previously unrecognized actuarial gains and losses, and prior service cost or credits is made in accumulated other comprehensive loss. The amounts in accumulated other comprehensive loss are recognized net of income tax effects with respective adjustments in deferred tax assets and liabilities. The adoption of SFAS 158 does not impact the recognition policies for pension costs in the consolidated income statement.

Earnings per share. Basic earnings per share are calculated by dividing net income by the weighted average number of shares outstanding. Diluted earnings per share reflect the potential dilution that would occur if all securities and other contracts to issue ordinary shares were exercised or converted. See Note 35 for further information.

Goodwill and other intangible assets. The Group accounts for all business combinations initiated after June 30, 2001, in accordance with SFAS 141, "Business Combinations" using the purchase method of accounting. Goodwill represents the excess of the cost of an acquired entity over the fair values assigned to the assets acquired and the liabilities assumed after taking into consideration the types of acquired intangible assets that are required to be recognized and reported separately from goodwill.

Goodwill acquired and intangible assets determined to have an indefinite useful life are not amortized, but instead are tested for impairment. DaimlerChrysler evaluates the recoverability of its goodwill at least annually or when significant events occur or when there are changes in circumstances that indicate the fair value of a reporting unit of the Group is less than its carrying value. The Group determines the fair value of each of its reporting units by estimating the present value of their future cash flows. In addition, any recognized intangible asset determined to have an indefinite useful life is tested at least annually for impairment until its life is determined to be no longer indefinite. Intangible assets with estimable useful lives are valued at acquisition cost, are amortized on a straight-line basis over their respective estimated useful lives (2 to 10 years) to their estimated residual values, and are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset or asset group may not be recoverable.

Property, plant and equipment. Property, plant and equipment is valued at acquisition or manufacturing costs plus the fair value of related asset retirement costs, if any and if reasonably estimable, less accumulated depreciation. Plant and equipment under capital leases are stated at the lower of present value of minimum lease payments or fair value less accumulated amortization. Depreciation expense is recognized using the straight-line method. The costs of internally produced equipment and facilities include all direct costs and allocable manufacturing overhead including depreciation charges as well as the fair value of related asset retirement cost, if any. Costs of the construction of certain long-term assets include capitalized interest, which is amortized over the estimated useful life of the related asset. Property, plant and equipment are depreciated over the following useful lives:

Buildings and site improvements	5 to 50 years
Technical equipment and machinery	3 to 30 years
Other equipment, factory and office equipment	2 to 33 years

Leasing. Leasing includes all arrangements that transfer the right to use specified property, plant or equipment for a stated period of time, even if the right to use such property, plant or equipment is not explicitly described in an arrangement. The Group is a lessee of property, plant and equipment and lessor of equipment, principally passenger cars and commercial vehicles. All leases that meet certain specified criteria intended to represent situations where the substantive risks and rewards of ownership have been transferred to the lessee are accounted for as capital leases. All other leases are accounted for as operating leases. Rent expense on operating lease where the Group is lessee is recognized over the respective lease terms using the straight-line method. Equipment on operating leases where the Group is lessor is carried initially at its acquisition or production cost and is depreciated over the contractual term of the lease, using the straight-line method, to its estimated residual value. The estimated residual value is initially determined using published third-party information as well as projections based on historical experience about expected resale values for the types of equipment leased.

Impairment of long-lived assets. Long-lived assets held and used, such as property, plant and equipment and purchased intangible assets subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or group of assets may not be recoverable. Recoverability of assets to be held and used is measured by comparing the carrying amount of an asset or asset group to the estimated future undiscounted cash flows expected to be generated by the asset or group of assets. If the carrying amount of an asset or group of assets exceeds its estimated future undiscounted cash flows, an impairment charge is recognized in the Group's financial statements by the amount by which the carrying amount of the asset or group of assets exceeds fair value of the asset or group of assets.

Assets and liabilities held for sale. Long-lived assets and disposal groups classified as held for sale are disclosed separately. Long-lived assets held for sale are reported at the lower of the carrying amount or fair value less costs to sell, and are no longer depreciated. See Note 9 for further information.

Non-fixed assets. Non-fixed assets comprise the Group's inventories, receivables, securities and cash, including amounts to be realized in excess of one year. In these notes, the portion of assets to be realized in excess of one year has been disclosed.

Inventories. Inventories are valued at the lower of acquisition or manufacturing cost or market value, cost being generally determined on the basis of an average or first-in, first-out method ("FIFO"). Certain of the Group's US inventories are valued using the last-in, first-out method ("LIFO"). Manufacturing costs comprise direct material and labor and applicable manufacturing overheads, including depreciation charges.

Marketable securities and investments. Securities and certain investments are accounted for at fair value, if fair value is readily determinable. Unrealized gains and losses on trading securities, representing securities bought and held principally for the purpose of near-term sales, are included in earnings. Unrealized gains and losses on available-for-sale securities are included as a component of accumulated other comprehensive loss, net of applicable income taxes, until realized. All other securities and investments are recorded at cost. A decline in value of any available-for-sale security or cost-method investment below cost that is deemed to be other than temporary results in an impairment charge to earnings that reduces the carrying amount of the security or the cost-method investment to fair value establishing a new cost basis.

Valuation of retained interests in securitized sold receivables. DaimlerChrysler retains residual beneficial interests in certain pools of sold and securitized retail and wholesale finance receivables. The retained interest balance represents DaimlerChrysler's right to receive collections on the transferred receivables in excess of amounts required by the securitization trust to pay the interest and principal to investors, servicing fees, and other required payments. The Group determines the value of its retained interests using discounted cash flow modeling upon the sale of receivables and at the end of each quarter. The valuation methodology considers historical and projected principal and interest collections on the securitized sold receivables, expected future credit losses arising from the collection of the securitized sold receivables, and estimated repayment of principal and interest on notes issued to third parties and secured by the sold receivables.

The Group recognizes unrealized gains or losses attributable to the change in the fair value of the retained interests, which are recorded in a manner similar to available-for-sale securities, net of related income taxes, as a component of accumulated other comprehensive loss until realized. The Group is not aware of an active market for the purchase or sale of retained interests, and accordingly, determines the estimated fair value of the retained interests by discounting the estimated cash flow releases (the cash-out method) using a discount rate that is commensurate with the risks involved. In determining the fair value of the retained interests, the Group estimates the future rates of prepayments, net credit losses and forward yield curves. These estimates are developed by evaluating the historical experience of comparable receivables and the specific characteristics of the receivables sold, and forward yield curves based on trends in the economy.

An impairment adjustment to the carrying value of the retained interests is recognized in the period a decline in the estimated cash flows below the cash flows inherent in the cost basis of an individual retained interest (the pool-by-pool method) is considered to be other than temporary. Other than temporary impairment adjustments are generally recorded as a reduction of revenue.

Cash equivalents. The Group's liquid assets are recorded under various balance sheet captions as more fully described in Note 20. For purposes of the consolidated statements of cash flows, the Group considers cash on hand, checks, demand deposits at financial institutions and cash equivalents. Those cash equivalents represent securities with original maturities of three months or less.

Derivative instruments and hedging activities. DaimlerChrysler uses derivative financial instruments such as forward contracts, swaps, options, futures, swaptions, forward rate agreements, caps and floors for hedging purposes. The accounting of derivative instruments is based upon the provisions of SFAS 133, "Accounting for Derivative Instruments and Hedging Activities," as amended. On the date a derivative contract is entered into, DaimlerChrysler designates the derivative as either a hedge of the fair value of a recognized asset or liability or of an unrecognized firm commitment (fair value hedge), a hedge of a forecasted transaction or the variability of cash flows to be received or paid related to a recognized asset or liability (cash flow hedge), or a hedge of a net investment in a foreign operation. DaimlerChrysler recognizes all derivative instruments as assets or accrued liabilities on the balance sheet and measures them at fair value, regardless of the purpose or intent for holding them. Changes in the fair value of derivative instruments are recognized periodically either in earnings or stockholders' equity, as a component of accumulated other comprehensive loss, depending on whether the derivative is designated as a hedge of changes in fair value or cash flows. For derivatives designated as fair value hedges, changes in the fair value of the hedged item and the derivative are recognized currently in earnings. For derivatives designated as cash flow hedges, fair value changes of the effective portion of the hedging instrument are recognized in accumulated other comprehensive loss on the balance sheet, net of applicable taxes, until the hedged item is recognized in earnings. The ineffective portions of the fair value changes are recognized in earnings immediately. Derivatives not meeting the criteria for hedge accounting are mark-to-market and affect earnings. SFAS 133 also requires that certain derivative instruments embedded in host contracts be accounted for separately as derivatives.

Further information on the Group's financial instruments is included in Note 32.

Commitments and contingencies. Liabilities for loss contingencies are recorded when it is probable that a liability to third parties has been incurred and the amount can be reasonably estimated. Liabilities for loss contingencies are regularly adjusted as further information develops or circumstances change.

The accrued liability for expected warranty-related costs is established when the product is sold, upon lease inception, or when a new warranty program is initiated. Estimates for accrued warranty costs are primarily based on historical experience. Because portions of the products sold and warranted by the Group contain parts manufactured (and warranted) by suppliers, the amount of warranty costs accrued also contains an estimate of probable recoveries from suppliers.

The accrued liability for sales incentives is based on the estimated cost of the sales incentive programs and the number of vehicles held in dealers' inventories. The majority of vehicles held in dealers' inventories are sold to consumers within the next quarter and the accrued liability for sales incentives is adjusted to reflect recent actual experience.

DaimlerChrysler recognizes, at inception of a guarantee, a liability for the fair value of the non-contingent portion of the obligation due to the issuance of the guarantee. DaimlerChrysler applies these provisions for guarantees issued or modified after December 31, 2002. If performance under the guarantee is probable and the amount can be reasonably estimated, a liability for the contingent obligation is recognized for any guarantee regardless of its date of issuance. Further information on the Group's obligations under guarantees is included in Note 24b and 31.

DaimlerChrysler records the fair value of an asset retirement obligation, including obligations whose timing or method of settlement is conditional upon a future event, in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets, and subsequently adjusts the carrying amount for changes in expected cash flows and the passage of time.

Deposits from direct banking business. Demand deposit accounts are classified as financial liabilities. Interest paid on demand deposit accounts is recognized in cost of sales as incurred.

Stock-based compensation. DaimlerChrysler adopted the fair value recognition provisions of SFAS 123, "Accounting for Stock-Based Compensation," prospectively to all employee awards granted, modified, or settled after January 1, 2003. Compensation expense for all stock options granted after December 31, 2002, has been measured principally at the grant date based on the fair value of the equity award using a modified Black-Scholes option-pricing model. Compensation expense is recognized over the employee service period with an offsetting credit to equity (paid-in capital). DaimlerChrysler options granted prior to January 1, 2003 continue to be accounted for using the intrinsic value based approach under Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees," and related Interpretations. Compensation expense under APB 25 was measured at the grant date based on the difference between the strike price of the equity award and the fair value of the underlying stock as of the date of grant.

The following table illustrates the effect on net income and earnings per share if the fair value based method had been applied to all outstanding and unvested awards in periods affected.

	Year ended December 31, 2005	2004
(in millions of €)		
Net income	2,846	2,466
Add: Stock-based employee compensation expense included in reported net income, net of related tax effects	57	81
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(59)	(113)
Pro forma net income	2,844	2,434
Earnings per share (in €):		
Basic	2.80	2.43
Basic - pro forma	2.80	2.40
Diluted	2.80	2.43
Diluted - pro forma	2.79	2.40

DaimlerChrysler adopted the fair value recognition provisions of SFAS 123 (revised 2004), "Share-Based Payment" ("SFAS 123R") on January 1, 2006, using a modified version of prospective application. Accordingly, equity-classified awards are measured at grant date fair value and are not subsequently remeasured. Liability-classified awards are remeasured to fair value at each balance sheet date until the award is settled.

DaimlerChrysler applies SFAS 123R to all awards granted, modified, repurchased or cancelled after January 1, 2006. Additionally, DaimlerChrysler applies SFAS 123R to awards granted before January 1, 2006, for which the requisite service has not been rendered as of this date and for all liability classified awards outstanding as of January 1, 2006. Further information on the adoption of SFAS 123R and stock-based compensation is included in Notes 10 and 23.

New accounting standards not yet adopted. In July 2006, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation ("FIN") 48, "Accounting for Uncertainty in Income Taxes." FIN 48 determines how a company should recognize, measure, present, and disclose in its financial statements uncertain tax positions taken or expected to be taken on a tax return. Under FIN 48, the tax benefit from an uncertain tax position may be recognized only if it is more likely than not that the tax position will be sustained, based solely on its technical merits, with the taxing authority having full knowledge of all relevant information. The measurement of a tax benefit for an uncertain tax position that meets the more-likely-than-not threshold is based on a cumulative probability model under which the largest amount of tax benefit recognized is the amount with a greater than 50 percent likelihood of being realized upon ultimate settlement with a taxing authority having full knowledge of all relevant information. FIN 48 also requires significant new annual disclosures. FIN 48 will be applied beginning January 1, 2007. The cumulative effect will be reported as an adjustment to the opening balance of retained earnings as of the date of adoption, except for items that would not be recognized in earnings, such as the effects of the positions related to business combinations. DaimlerChrysler is currently determining the effect of FIN 48 on the Group's consolidated financial statements.

Also in July 2006, the FASB issued FASB Staff Position ("FSP") Financial Accounting Standard ("FAS") 13-2, "Accounting for a Change or Projected Change in the Timing of Cash Flows Relating to Income Taxes Generated by a Leveraged Lease Transaction." FSP FAS 13-2 requires an entity to recalculate the allocation of income for a leveraged lease transaction from the inception of the lease if, during the lease term, the projected timing or amount of income tax cash flows generated by the transaction is revised, even if the amount of the income tax cash flows is not affected. The lessor has to apply FIN 48 in making the assessment of its tax position. FSP FAS 13-2 should be applied to all leveraged leases beginning January 1, 2007. The cumulative effect shall be reported as an adjustment to the beginning balance of retained earnings as of the date of adoption without an effect on profit or loss. While DaimlerChrysler cannot currently predict with certainty the extent of changes to the projected income tax cash flows relating to the leveraged lease transactions, DaimlerChrysler is currently evaluating the impact of the adoption of FSP FAS 13-2 on the Group's consolidated financial statements and estimates that the potential reduction of retained earnings (without an effect on profit or loss) could range from approximately €0.2 billion to €0.4 billion. Any adjustment to retained earnings would then be recognized as a component of net income over the remaining lives of the respective lease.

In February 2007, the FASB issued SFAS 159, "The Fair Value Option for Financial Assets and Financial Liabilities." SFAS 159 permits measurement of recognized financial assets and liabilities at fair value with some certain exceptions such as investments in subsidiaries, obligations for pension or other postretirement benefits, and financial assets and financial liabilities recognized under leases. Changes in the fair value of items for which the fair value option is elected should be recognized in income or loss. The election to measure eligible items at fair value is irrevocable and can only be made at defined election dates or events, generally on an instrument by instrument basis. Items for which the fair value option is elected should be separately presented or parenthetically be disclosed in the statement of financial position. SFAS 159 also requires significant new disclosures that apply for interim and annual financial statements. SFAS 159 shall be effective for fiscal years beginning after November 15, 2007 with earlier adoption permitted, if certain conditions are met. The effect of the first remeasurement to fair value of eligible items existing will be reported as an adjustment to the opening balance of retained earnings as of the date of adoption. DaimlerChrysler is currently determining the policy of adoption as well as the resulting effect of SFAS 159 on the Group's consolidated financial statements.

2. Scope of Consolidation and Certain Variable Interest Entities

Scope of consolidation. DaimlerChrysler comprises, besides DaimlerChrysler AG, 433 (2005: 494) German and non-German subsidiaries as well as 3 (2005: 4) companies (variable interest entities) that have been consolidated in accordance with the requirements of FASB Interpretation No. 46 (revised December 2003) "Consolidation of Variable Interest Entities" ("FIN 46R"). A total of 103 (2005: 96) companies are accounted for in the consolidated financial statements using the equity method of accounting. In addition, 1 (2005: 3 companies) company administering pension funds whose assets are subject to restrictions has not been included in the consolidated financial statements.

Variable interest entities. DaimlerChrysler determined that it is the primary beneficiary of several leasing arrangements that are consolidated in accordance with the provisions of FIN 46R. Under the leasing arrangements, variable interest entities were established which raised funds by issuing either debt or equity securities to third-party investors. The variable interest entities used the debt and equity proceeds to purchase property and equipment, which is partially leased by the Group and used in the normal course of business. Another part of the property and equipment is leased by suppliers and is used for the production of goods delivered to DaimlerChrysler. Total assets of those consolidated entities amount to €0.1 billion and €0.5 billion and total liabilities amount to €0.2 billion and €0.7 billion as of December 31, 2006 and 2005, respectively.

In addition, DaimlerChrysler has equity or other variable interests in a number of other variable interest entities where it is not the primary beneficiary. Among these entities are Toll Collect, multi-seller bank conduits, and other variable interest entities. Note 3 provides disclosure about the Group's involvement in Toll Collect, while multi-seller bank conduits are discussed in Note 33. DaimlerChrysler's aggregate maximum exposure to loss arising from its investments in the other variable interest entities was €0.4 billion as of December 31, 2006.

3. Significant Equity Method Investments

EADS. At December 31, 2006, the European Aeronautic Defence and Space Company EADS N.V. ("EADS") was the most significant investment accounted for under the equity method.

On July 7, 2004, DaimlerChrysler entered into a securities lending agreement with Deutsche Bank AG concerning an approximate 3% interest in EADS shares. The securities lending has several tranches with terms ranging between three and four years. As collateral, DaimlerChrysler received a lien on a securities account of equivalent value to the shares loaned by DaimlerChrysler. Simultaneously the Group also entered into options based on EADS shares which provide it with the rights to sell these EADS shares between October 2007 and October 2008 at a fixed strike price but give the counterparty the right to participate in increases of the share price above a higher threshold while obtaining protection against a decrease of the share price below a minimum amount per share.

In addition, on April 4, 2006, DaimlerChrysler entered into a forward transaction with several financial institutions pertaining to a 7.5% interest in EADS. Simultaneously, DaimlerChrysler entered into a securities lending agreement with those financial institutions for the same number of shares of EADS. As collateral, DaimlerChrysler received a lien on a securities account of equivalent value to the shares loaned by DaimlerChrysler.

The transactions contracted on July 7, 2004, and April 4, 2006, reduced the Group's legal ownership percentage in EADS, which was 22.5% as of December 31, 2006. As these transactions, however, do not meet the criteria of a sale, the EADS shares underlying these transactions continue to be carried as an investment on the balance sheet and, accordingly, DaimlerChrysler still accounted in 2006 for its 33% equity interest in EADS using the equity method of accounting. All derivatives relating to EADS shares are accounted for as derivatives with changes in fair value subsequent to initial measurement recognized in income. The mark-to-market valuations of these derivatives resulted in unrealized gains of €519 million in 2006, unrealized losses of €197 million in 2005 and unrealized gains of €3 million in 2004. In the Group's consolidated statements of income, these unrealized gains/losses are included in "financial income (expense), net."

In January 2007, DaimlerChrysler settled the forward transaction contracted in April 2006 by transferring its 7.5% interest in EADS for cash proceeds of €1,994 million.

On February 9, 2007, a subsidiary of DaimlerChrysler agreed to issue equity interests to investors in exchange for €1.5 billion of cash. The newly issued equity interest can be converted by DaimlerChrysler on or after July 1, 2010 into a 7.5% interest in EADS or into cash equal to the then fair value of that interest in EADS. The transaction will not result in the derecognition of the EADS shares upon issuance of the equity interests or gain recognition upon closing.

DaimlerChrysler's equity in the income of EADS was €275 million, €324 million and €249 million in 2006, 2005 and 2004, respectively, including investor-level adjustments. DaimlerChrysler's equity in the income of EADS is shown in the Group's consolidated statements of income within "financial income (expense), net."

The carrying amount of DaimlerChrysler's investment in EADS at December 31, 2006 and 2005 was €3,561 million and €3,564 million, respectively. DaimlerChrysler's share of the underlying reported net assets of EADS exceeded the carrying value of DaimlerChrysler's investment at December 31, 2006 by €1,899 million, primarily as a result of an other-than-temporary impairment charge recognized in 2003. At December 31, 2006, the market value of DaimlerChrysler's investment in EADS on a 33%-basis based on quoted market prices was €6,960 million.

The following table presents summarized US GAAP financial information for EADS, which was the basis for applying the equity method in the Group's consolidated financial statements:

EADS	2006	2005	2004
(in millions of €)			
Income statement information [1]			
Revenues	**36,962**	32,542	30,977
Net income	**833**	980	753
Balance sheet information [2]			
Fixed assets	**33,140**	32,462	
Non-fixed assets	**38,563**	36,935	
Total assets	**71,703**	69,397	
Stockholders' equity	**16,546**	16,557	
Minority interests	**1,814**	1,811	
Accrued liabilities	**10,809**	10,825	
Other liabilities	**42,534**	40,204	
Total liabilities and stockholders' equity	**71,703**	69,397	

1 For the period October 1 to September 30.
2 Balance sheet information as of September 30.

MMC. Through June 29, 2004, the Group accounted for its investment in Mitsubishi Motors Corporation ("MMC") using the equity method of accounting. After that date through November 17, 2005, when the Group disposed of its remaining investment in MMC, the Group accounted for MMC shares as an available-for-sale marketable security at fair value.

The Group's proportionate share in the results of MMC through June 29, 2004 was €(655) million and is reflected in DaimlerChrysler's consolidated statement of income in the line item "financial income (expense), net". This amount includes the effects from a dilution of the Group's interest in MMC of €(135) million and related realized gains from currency hedging of the net investment of €195 million (after tax €120 million).

In November 2005, DaimlerChrysler sold all of its remaining MMC shares for €970 million in cash. Due to the gain on that sale, DaimlerChrysler's financial income and net income for 2005 increased by €681 million and €502 million, respectively.

Toll Collect. In 2002, our subsidiary DaimlerChrysler Financial Services AG, Deutsche Telekom AG and Compagnie Financiere et Industrielle des Autoroutes S.A. (Cofiroute) entered into a consortium agreement in order to jointly develop, install, and operate under a contract with the Federal Republic of Germany (operating agreement) a system for the electronic collection of tolls for all commercial vehicles over 12t GVW using German highways. DaimlerChrysler Financial Services AG and Deutsche Telekom AG each hold a 45% equity interest and Cofiroute holds the remaining 10% equity interest in both the consortium (Toll Collect GbR) and the joint venture company (Toll Collect GmbH) (together "Toll Collect"). DaimlerChrysler accounts for its 45% ownership interest in Toll Collect using the equity method of accounting. The Group has a significant variable interest in Toll Collect, a variable interest entity, but determined that it is not the primary beneficiary and therefore not required to consolidate Toll Collect.

The following table presents summarized US GAAP financial information for Toll Collect, which was the basis for applying the equity method in the Group's consolidated financial statements:

Toll Collect	2006	2005	2004
(in millions of €)			
Income statement information for the year			
Revenues	**517**	522	-
Net income (loss)	**21**	(143)	(1,071)
Balance sheet information as of December 31			
Noncurrent assets	**392**	457	458
Current assets	**502**	467	77
Total assets	**894**	924	535
Equity	**17**	(789)	(934)
Noncurrent liabilities	**461**	38	1,173
Current liabilities	**416**	1,675	296
Total liabilities and equity	**894**	924	535

During the construction period of the toll collection system, the most significant assumptions used in accounting for the investment in Toll Collect related to the launch date of the toll collection system, the estimated cost to design and construct the system, and the operation of the system.

According to the operating agreement, the toll collection system was to be operational no later than August 31, 2003. After a delay of the launch date of the toll collection system, which resulted in a loss of revenue for Toll Collect and in payments of contractual penalties for delays, the toll collection system was introduced on January 1, 2005, with on-board units that allowed for slightly less than full technical performance in accordance with the technical specification (phase 1). On January 1, 2006, the toll collection system was installed and started to operate with full effectiveness as specified in the operating agreement (phase 2). On December 20, 2005, Toll Collect GmbH received a preliminary operating permit as specified in the operating agreement. The failure to obtain the final operating permit by December 20, 2006, may lead to termination of the operating agreement by the Federal Republic of Germany. Toll Collect GmbH expects to receive the final operating permit, and continues to operate the toll collection system under the preliminary operating permit in the interim.

Failure to perform various obligations under the operating agreement may result in penalties, additional revenue reductions and damage claims that could become significant over time. However, penalties and revenue reductions are capped at €75 million per year until September 30, 2006, at €150 million per year thereafter until the final operating permit has been issued, and at €100 million per year following issuance of the final operating permit. These cap amounts are subject to a 3% increase for every year of operation.

Beginning in June 2006, the Federal Republic of Germany began reducing monthly payments to Toll Collect GmbH by €8 million in partial set-off against amounts claimed in the arbitration proceeding referred to below. This offsetting, which Toll Collect GmbH is contesting, may require the consortium members to provide additional operating funds to Toll Collect GmbH.

The operating agreement calls for submission of all disputes related to the toll collection system to arbitration. The Federal Republic of Germany has initiated arbitration proceedings against DaimlerChrysler Financial Services AG, Deutsche Telekom AG and the consortium. According to the statement of claims received in August 2005, the Federal Republic of Germany is seeking damages, including contractual penalties and reimbursement of lost revenues that allegedly arose from delays in the operability of the toll collection system. See Note 30 for additional information.

Each of the consortium members (including DaimlerChrysler Financial Services AG) have provided guarantees supporting the obligations of Toll Collect GmbH towards the Federal Republic of Germany relating to the completion and operation of the toll collection system, which are subject to specific triggering events. In addition, DaimlerChrysler AG has guaranteed bank loans obtained by Toll Collect GmbH. The guarantees are described in detail below:

- *Guarantee of bank loans.* DaimlerChrysler AG issued a guarantee to third parties up to a maximum amount of €230 million for bank loans which could be obtained by Toll Collect GmbH. This amount represents the Group's 50% share of Toll Collect GmbH's external financing guaranteed by its shareholders. In 2006, bank loans previously obtained by the consortium and guaranteed by DaimlerChrysler AG up to a maximum amount of €600 million were replaced by bank loans guaranteed by DaimlerChrysler AG up to a maximum amount of €230 million. Associated with this loan repayment, the Group participated with 50% (€393 million) in a capital increase at Toll Collect GbR in 2006.
- *Guarantee of obligations.* Towards the Federal Republic of Germany the consortium members have jointly and severally guaranteed the obligations of Toll Collect GmbH resulting from the operating agreement concerning the delivery and operation of the toll collection system. This guarantee expired on December 31, 2006.

- *Equity maintenance undertaking.* The consortium members have the obligation to contribute, on a joint and several basis, additional funds to Toll Collect GmbH as may be necessary for Toll Collect GmbH to maintain a minimum equity (based on German Commercial Code accounting principles) of 15% of total assets (a so called "equity maintenance undertaking"). This obligation will terminate on August 31, 2015, when the operating agreement expires, or earlier if the agreement is terminated. Such obligation may arise if Toll Collect GmbH is subject to revenue reductions caused by underperformance, if the Federal Republic of Germany is successful in claiming lost revenues against Toll Collect GmbH for any period the system was not fully operational, or if Toll Collect GmbH incurs penalties that may become payable under the above mentioned agreements. If such penalties, revenue reductions and other events reduce Toll Collect GmbH's equity to a level below the minimum equity percentage agreed upon, the consortium members are obligated to fund Toll Collect GmbH's operations to the extent necessary to reach the required minimum equity.

Cofiroute's risks and obligations are limited to €70 million. DaimlerChrysler Financial Services AG and Deutsche Telekom AG are jointly obliged to indemnify Cofiroute for amounts exceeding this limitation.

While DaimlerChrysler's maximum future obligation resulting from the guarantee of the bank loan can be determined (€230 million), the Group is unable to reasonably estimate the amount or range of amounts of possible loss resulting from the guarantee in form of the equity maintenance undertaking due to the various uncertainties described above, although it could be material.

debis AirFinance. In November 1995, DaimlerChrysler assumed a 45% equity ownership interest in debis AirFinance B.V. ("dAF"), an Amsterdam registered Private Limited Liability Company that was established for purposes of leasing aircraft and related technical equipment to airlines and financial intermediaries. Several banks held the remaining ownership interests in dAF. DaimlerChrysler held significant variable interests in dAF, a variable interest entity, but determined that it was not the primary beneficiary and therefore not required to consolidate dAF. DaimlerChrysler's involvement with dAF consisted primarily of its equity interest and also subordinated loans receivable and unsecured loans provided to dAF. In the fourth quarter of 2004, DaimlerChrysler recorded impairment charges of €222 million relating to its investment which were based on estimates of the fair value of DaimlerChrysler's proportionate share of dAF's underlying equity and of the loans provided to dAF.

In June 2005, as part of the Group's ongoing strategy to focus on its core automotive business, DaimlerChrysler sold its 45% equity interest in dAF and its outstanding subordinated loans receivable and unsecured loans to dAF for €325 million in cash to Cerberus Capital Management, L.P. The sale did not have a material impact on the Group's net income. Prior to the sale, DaimlerChrysler accounted for its investment in dAF using the equity method of accounting.

4. Acquisitions and Dispositions

Acquisitions

MFTBC. In 2003 and 2004, DaimlerChrysler acquired from Mitsubishi Motors Corporation ("MMC") in two transactions a 65% controlling interest in Mitsubishi Fuso Truck and Bus Corporation ("MFTBC") for aggregate cost of €1,251 million. MFTBC is involved in the development, design, manufacture, assembly and sale of light-, medium- and heavy-duty trucks and buses, primarily in Japan and other Asian countries. Beginning with the consummation of the transaction providing DaimlerChrysler with control over MFTBC on March 18, 2004, the Group's consolidated financial statements include the operations of MFTBC in the Truck Group segment. Before that, the Group's proportionate share of MFTBC's results was included in the Truck Group using the equity method of accounting (see also Note 34).

Subsequent to DaimlerChrysler's acquisition of a controlling interest in MFTBC, a number of quality problems were identified. DaimlerChrysler was able to comprehensively assess those quality issues, define necessary technical solutions, a course of action to implement them and estimate the cost to be incurred to address and remedy the identified quality issues.

Of the €1.1 billion quality costs recorded in 2004 by MFTBC, (i) €0.1 billion was recognized in "financial income (expense), net" in the statement of income representing DaimlerChrysler's proportionate share of the results of MFTBC, which was included on a one month lag relating to amounts attributed to refinements to estimates that were made before MFTBC was fully consolidated, (ii) €0.7 billion was allocated to cost of sales representing the sum of the 43% attributed to the March 2003 investment (for which the purchase price allocation period was closed) and the 35% of the costs attributed to minority shareholders of MFTBC; (iii) €0.2 billion to goodwill attributed to the 22% interest acquired in 2004; and (iv) €0.1 billion to deferred tax assets.

During the first quarter of 2005, MFTBC finished investigating this product quality reports and its conclusions about the issues that required action. The level of information reached during this process enabled DaimlerChrysler to refine its estimate of the probable cost and an additional amount of €5 million was recorded in the first quarter of 2005.

Under the two share purchase agreements under which DaimlerChrysler acquired interests in MFTBC, DaimlerChrysler had the right to a price adjustment if the warranty reserve recorded on the books of MFTBC proved to be inadequate. Negotiations with MMC resulted in a settlement agreement on March 4, 2005, in which the parties agreed on such a price adjustment. Under the terms of the settlement agreement, DaimlerChrysler received (i) MMC's remaining 20% stake in MFTBC, (ii) a cash payment of €72 million, (iii) promissory notes having an aggregate face value of €143 million, payable in four equal installments over the next four years and (iv) certain other assets and rights pertaining to the distribution of MFTBC products in one Asian market. The parties also clarified the terms of their cooperation under other, ongoing agreements. The fair value assigned to the consideration received from MMC was €0.5 billion and has been allocated to income and goodwill consistent with DaimlerChrysler's accounting for the quality issues in 2004. Accordingly, €0.3 billion was recognized as a reduction of cost of sales and €0.2 billion was recognized as reduction of goodwill.

As a result of the settlement with MMC, DaimlerChrysler's controlling interest in MFTBC increased from 65% to 85% and the aggregate purchase price after giving effect to the price reduction was €1,014 million. As of June 30, 2005, goodwill of €53 million related to the purchase price allocation of MFTBC was allocated to the Truck Group segment. The goodwill is not expected to be deductible for tax purposes.

Dispositions

Off-Highway business. In September 2005, DaimlerChrysler acquired the 11.65% interest in MTU Friedrichshafen GmbH ("MTU-F") held by minority shareholders for €171 million in cash, including direct transaction costs. DaimlerChrysler has subsequently owned 100% of the MTU-F shares. As a result of this transaction, DaimlerChrysler recorded goodwill of €134 million that was allocated to goodwill of Van, Bus, Other.

On December 27, 2005, as part of the Group's ongoing strategy to focus on its core automotive business, DaimlerChrysler entered into a share sale and purchase agreement with the Swedish investor group EQT regarding the sale of a major portion of its Off-Highway business unit, including the MTU-Friedrichshafen GmbH Group and the Off-Highway activities of Detroit Diesel Corporation. The sale was consummated in the first quarter of 2006. The consideration received from the buyer consisted of €822 million in cash and a note receivable with a fair value of €58 million due in 2018, subject to customary adjustments. On October 31, 2006, the parties determined the final consideration, which resulted in an increase of the sales price by €5 million, and the note receivable was redeemed by the acquirer for cash of €78 million. In 2006, the Off-Highway business positively impacted Group operating profit by €261 million (including a gain on the sale of €226 million), of which €248 million and €13 million have been allocated to Van, Bus, Other and the Truck Group segment, respectively (see Note 34). In addition, net income was positively impacted by €204 million by the disposed of Off-Highway business in 2006.

AmericanLaFrance. In the third quarter of 2005, as part of the Group's ongoing strategy to focus on its core automotive business, Freightliner, a wholly-owned US subsidiary of DaimlerChrysler, entered into an agreement to sell major parts of its subsidiary AmericanLaFrance ("ALF"), a fire-truck manufacturer, to a US investment company. The sale was closed in the fourth quarter of 2005. Prior to the sale and based upon the agreed purchase price, Freightliner recorded asset impairment charges in 2005 of €87 million, related to the write-down of inventories and certain long-lived assets, which are reflected in cost of sales and other operating expenses of the Truck Group segment.

Hyundai. In May 2004, as part of the realignment of its strategic alliance with Hyundai Motor Company ("HMC"), DaimlerChrysler terminated discussions with HMC regarding the formation of a commercial vehicles joint venture. Also in May 2004, DaimlerChrysler sold its non-controlling 50% interest in DaimlerHyundai Truck Corporation to HMC resulting in a total pretax gain of €60 million (€27 million was recognized in other income and €33 million was recognized in financial income (expense), net), which is attributed to the Truck Group segment. In August 2004, as part of the realignment of its strategic alliance with HMC, DaimlerChrysler sold its 10.5% stake in HMC for €737 million in cash, resulting in a pretax gain of €252 million that is included in financial income (expense), net.

5. Functional Costs and Other Expenses

Selling, administrative and other expenses are comprised of the following:

		Year ended December 31,	
	2006	2005	2004
(in millions of €)			
Selling expenses	**11,601**	11,960	11,403
Administration expenses	**6,171**	6,089	6,014
Other expenses	**741**	932	561
	18,513	18,981	17,978

In 2006, selling expenses include advertising costs of €2,563 million (2005: €2,512 million, 2004: €2,748 million).

New management model. In January 2006, DaimlerChrysler announced the new management model, the primary objective of which is to install integrated processes and eliminate redundancies through the global integration of certain administrative functions. Under the new management model, DaimlerChrysler expects to reduce its worldwide administrative headcount by approximately 6,000 employees compared to the 2004 headcount primarily through voluntary termination, early retirement contracts and normal attrition. Individual benefits will be based on age, salary levels and past service. The total costs for headcount reductions, which are expected to be finalized by the end of 2008, are expected to approximate €1.3 billion.

All charges expected to be incurred under the new management model are corporate-level costs that will not be allocated to the operating segments and will remain included in corporate which forms a part of "Van, Bus, Other" (see Note 34).

Charges for employee severance of €361 million were recorded in the Group's condensed consolidated statements of income for 2006, primarily within "administrative expenses". €220 million and €41 million were included in "other liabilities" and "other accrued liabilities," respectively, of which €2 million and €6 million, respectively, are not expected to be paid within one year. €45 million are included in pension liabilities.

The changes in liabilities and accruals for the new management model for 2006 were as follows:

(in millions of €)	
Balance at January 1, 2006	-
Charges	**361**
Payments	**(54)**
Amount recognized and transferred to emloyee benefit plans	**(45)**
Currency translation	**(1)**
Balance at December 31, 2006	**261**

Headcount reduction initiative at Mercedes Car Group. In September 2005, DaimlerChrysler initiated a program to enhance the competitiveness of the Mercedes Car Group. The program encompassed a headcount reduction in Germany which was completed as scheduled in 2006. The headcount reduction was primarily realized through voluntary termination contracts for which the individual benefits were based on age, salary levels and past service.

For the contracts signed in 2006 and 2005, expenditures of €1,023 million are expected to be incurred in total; charges of €286 million and €570 million were recorded in income for 2006 and 2005, respectively, primarily within cost of sales. Amounts of €67 million and €100 million concerning 2006 and 2005, respectively, were available under the terms of a deferred compensation fund set up under the Compensation Framework Agreement (ERA), a collective bargaining agreement in Germany. Under this agreement, DaimlerChrysler had to recognize a liability in prior years for ERA as a portion of the compensation increase in these years was to be unconditionally paid to employees at a later date. In an agreement with the Employee Council of DaimlerChrysler, it was determined that the fund should be used for purposes such as severance and early retirement benefits with any unused balance distributed to employees in other ways.

The changes in the liabilities for severance benefits for 2005 and 2006 were as follows:

(in millions of €)	
Balance at January 1, 2005	-
Initial charges	570
Reclassifications from ERA	100
Payments	(70)
Balance at December 31, 2005	600
Additional charges	286
Reclassifications from ERA	67
Payments	(783)
Balance at December 31, 2006	170

smart realignment. Based on the unit sales development of the smart roadster and the smart forfour and the downward revisions to forecasted sales targets, DaimlerChrysler reduced its production and notified suppliers about declining production at the beginning of 2005. These developments resulted in increased operating and cash flow losses and an expectation that losses would continue in future periods. Therefore, DaimlerChrysler evaluated the recoverability of the carrying amount of the long-lived assets that generate cash flows largely independent of other assets and liabilities of the Group. The smart roadster had been assembled in a plant in France until the decision to cease production, whereas the asset group related to the smart forfour consisted of owned real estate and equipment for the production of the smart forfour. As a result of the impairment tests, DaimlerChrysler recognized charges of €444 million in 2005 in "cost of sales" representing the excess of the carrying amount of these long-lived assets over their fair value. After the impairment charge, the remaining carrying amounts of land and buildings and other assets represented their estimated fair values.

As a result of the deterioration of operations in the first quarter of 2005, DaimlerChrysler decided to cease production of the smart roadster by the end of 2005 and to provide incentives to dealers related to those vehicles. Thus, charges of €140 million were also included as a reduction of revenue or in "cost of sales" during 2005, in order to recognize the effects of inventory write-downs, higher incentives and lower residual values of vehicles.

Further costs related to the realignment of the smart business during 2005 amounted to €301 million and arose primarily from supplier claims which resulted from the discontinuation of the smart roadster and the reduction of the production volume for the smart forfour. Estimated payments to the dealer network are also included in this amount. These charges were recognized in "cost of sales" and in "selling expenses".

DaimlerChrysler also decided in 2005 not to proceed with the development of the smart SUV that was scheduled to be launched in the markets in 2006. As a result of the decision to abandon the smart SUV, tooling and equipment located in the designated assembly plant in Brazil and equipment still under construction with suppliers, for which firm purchase orders were in place, were written off in 2005 to the extent those assets could not be redeployed for other purposes. The charge amounted to €61 million and is included in "other expenses". Further charges of €104 million were recognized during 2005 related to the liabilities arising from the cancellation of supply contracts and were also recognized as "other expenses".

In addition, plans to reduce workforce at the locations in Böblingen (Germany) and Hambach (France) were approved in 2005. According to those plans, by December 31, 2005, 185 employees had been transferred to other Group operations and continued to work there while 236 German employees had accepted termination benefits in accordance with the terms of a collective bargaining agreement consisting of cash severance, continued pay for a period after the end of service and job placement assistance; the employee services ended with the acceptance of the termination agreements. Therefore, charges for employee termination benefits of €24 million are included in 2005. In addition, charges for consulting services have been recorded totaling €7 million in 2005.

Further expenses of €30 million resulted in 2005 from a goodwill impairment charge (see Note 11).

Due to refinements of estimates for workforce reduction measures and for the stop of the smart roadster, DaimlerChrysler recorded income of €8 million during 2006, which is recognized in "cost of sales" and in "selling, administrative and other expenses."

As a consequence of the ongoing negative sales development of the smart forfour, DaimlerChrysler decided in the first quarter of 2006 to cease the production of the smart forfour in 2006, to focus its smart brand solely on the smart fortwo and to integrate the activities of smart into the Mercedes-Benz organization.

The smart forfour was assembled by Mitsubishi Motors Corporation (MMC) under the terms of a contract manufacturing agreement. In March 2006, DaimlerChrysler and MMC signed a letter of intent which sets forth the general conditions of a termination of that agreement. In June 2006, the exit agreement was signed and production ceased. Based on these conditions, DaimlerChrysler recorded charges of €592 million for 2006, primarily relating to termination payments to MMC and suppliers. These charges are recognized in "cost of sales."

Additional charges totaling €334 million were recorded in 2006 for inventory write-downs, higher incentives, the recognition of lower estimated residual values of smart vehicles, and estimated payments for the reorganization of the distribution network. The charges were recognized in "cost of sales" (€97 million), "selling, administrative and other expenses" (€210 million) and as a reduction of "revenues" (€27 million).

Also in the first quarter of 2006, DaimlerChrysler approved plans to reduce the workforce located in Böblingen (Germany). According to the terms of the workforce reduction initiative, severance benefits consist of continued pay for a period after the end of service, job placement assistance and cash severance payments. Therefore, charges of €28 million were recognized in "selling, administrative and other expenses" in 2006.

Associated with the discontinuation of the smart forfour production, DaimlerChrysler terminated its involvement with a variable interest entity ("VIE") and prematurely repaid the Group's portion of that VIE's external debt. The early extinguishment of debt of the VIE resulted in a financial expense of €9 million which is included in "financial income (expense), net" for 2006.

All charges related to the realignment of smart and to the cancellation of the production of the smart forfour, with the exception of the expenses relating to the early extinguishment of debt, were allocated to the Mercedes Car Group segment. The development of balances that lead to payments in subsequent periods is summarized as follows:

(in millions of €)	Workforce reduction	Other costs	Total
Balance at January 1, 2005	-	-	-
Charges	24	552	576
Payments	(16)	(443)	(459)
Balance at December 31, 2005	8	109	117
Additional charges	**21**	**815**	**836**
Adjustments	**(2)**	**(6)**	**(8)**
Payments	**(18)**	**(808)**	**(826)**
Balance at December 31, 2006	**9**	**110**	**119**

The Mercedes Car Group expects the remaining balance of €119 million to be paid in 2007.

Personnel expenses and number of employees. Personnel expenses included in the statement of income are comprised of:

		Year ended December 31,	
(in millions of €)	2006	2005	2004
Wages and salaries	**18,625**	19,750	18,750
Social security and payroll costs	**3,395**	3,371	3,294
Net pension cost (see Note 24a)	**1,329**	1,131	948
Net postretirement benefit cost (see Note 24a)	**1,342**	1,331	1,173
Other expenses for pensions and retirements	**109**	148	51
	24,800	25,731	24,216

On January 1, 2006, upon the adoption of FASB Emerging Issues Task Force ("EITF") 05-5, "Accounting for Early Retirement or Postemployment Programs with Specific Features (Such As Terms Specified in Altersteilzeit Early Retirement Arrangements)", DaimlerChrysler changed its estimates of the effects of employee bonuses and other benefits provided under the German Altersteilzeit early retirement program and other benefit arrangements with the same or similar terms. DaimlerChrysler also adjusted its accounting for related reimbursement subsidies received from the German government when certain conditions are met.
The adoption of EITF 05-5 resulted in a gain from the reduction of the related provision of €166 million (€102 million, net of taxes, or €0.10 per share) which was primarily recognized in "cost of sales" for 2006.

In 2006, the Group employed a workforce of 365,753 (2005: 386,465; 2004: 379,019) people. Therein included are 13,104 (2005: 14,409; 2004: 14,307) trainees/apprentices.

Information on the compensation of the current and former members of the Board of Management and the current members of the Supervisory Board is included in Note 37.

6. Other Income

Other income consists of the following:

(in millions of €)	2006	Year ended December 31, 2005	2004
Gains on sales of property, plant and equipment	**215**	351	94
Rental income, other than relating to financial services	**107**	101	100
Gains on sales of companies	**249**	64	128
Reimbursements under insurance policies	**200**	17	34
Government subsidies	**30**	33	30
Other miscellaneous items	**504**	400	509
	1,305	966	895

"Gains on sales of property, plant and equipment" in 2005 include a €240 million gain on the sale of the Chrysler Group's Arizona Proving Grounds vehicle testing facility.

The sale of the major portion of the Group's Off-Highway business resulted in a gain of €226 million in 2006 (see also Note 4), of which €219 million is included in the line item "gains on sales of companies." Due to the repurchase of a note by its issuer, a gain of €53 million was realized in 2005 and is also included in this line item. The note was issued by MTU Aero Engines Holding AG to DaimlerChrysler in the context of the sale of MTU Aero Engines GmbH in 2003.

As result of the settlement agreement in connection with the sale of Adtranz in 2004, a gain of €120 million which had been deferred since 2001 was realized as other income.

7. Financial Income (Expense), Net

(in millions of €)	2006	Year ended December 31, 2005	2004
Income from investments of which from affiliated companies €(5) (2005: €28; 2004: €36)	**69**	55	86
Gains, net from disposals of investments and shares in affiliated and associated companies	**73**	732	291
Gain (loss) from the dilution of shares in affiliated companies and investments accounted for under the equity method	**–**	–	(135)
Write-down of investments and shares in affiliated companies	**(60)**	(31)	(50)
Gain (loss) from companies included at equity	**318**	103	(798)
Income (loss) from investments, net	**400**	859	(606)
Other interest and similar income of which from affiliated companies €39 (2005: €33; 2004: €5)	**663**	539	490
Interest and similar expenses of which from affiliated companies €37 (2005: €26; 2004: €32)	**(913)**	(1,112)	(790)
Interest expense, net	**(250)**	(573)	(300)
Income (loss) from securities of which from affiliated companies €- (2005: €2; 2004: €2)	**(7)**	200	18
Write-down of securities	**–**	(5)	(122)
Other, net	**473**	(264)	(67)
Other financial income (loss), net	**466**	(69)	(171)
	616	217	(1,077)

In 2005, DaimlerChrysler sold all of its MMC shares. The gain on that sale amounted to €681 million and is included in "gains, net from disposals of investments and shares in affiliated and associated companies".

In 2004, the dilution of DaimlerChrysler's interest in MMC resulted in a loss of €135 million which is reflected in "gain (loss) from the dilution of shares in affiliated companies and investments accounted for under the equity method". Realized gains from DaimlerChrysler's currency hedging of the net investment in MMC of €195 million are included in "gain (loss) from companies included at equity".

The Group capitalized interest expenses related to qualifying construction projects of €73 million (2005: €73 million; 2004: €70 million).

8. Income Taxes

Income before income taxes consists of the following:

	2006	Year ended December 31, 2005	2004
(in millions of €)			
Germany	**2,444**	(103)	448
Non-German countries	**1,549**	3,541	3,087
	3,993	3,438	3,535

The income (loss) in Germany includes the income (loss) from companies included at equity if the shares of those companies are held by German companies.

Income tax expense is comprised of the following components:

	2006	Year ended December 31, 2005	2004
(in millions of €)			
Current taxes			
Germany	**668**	3	847
Non-German countries	**563**	1,319	923
Deferred taxes			
Germany	**(77)**	(309)	(502)
Non-German countries	**(448)**	(500)	(91)
	706	513	1,177

For German companies, the deferred taxes for all periods presented were calculated using a federal corporate tax rate of 25%, a solidarity surcharge of 5.5% for each year on federal corporate taxes plus the after federal tax benefit rate for trade tax of 12.125% for each year. Therefore, the tax rate applied to German deferred taxes amounted to 38.5%. For non-German companies, the deferred taxes at period-end were calculated using the enacted tax rates.

A reconciliation of expected income tax expense to actual income tax expense determined using the applicable German combined statutory rate of 38.5% is included in the following table:

	2006	Year ended December 31, 2005	2004
(in millions of €)			
Expected expense for income taxes	**1,537**	1,324	1,361
Foreign tax rate differential	**(481)**	(544)	(357)
Trade tax rate differential	**(11)**	(50)	(43)
Tax effect of equity method investments	**(113)**	(15)	291
Tax-free income and non-deductible expenses	**(239)**	(194)	(88)
Other	**13**	(8)	13
Actual expense for income taxes	**706**	513	1,177

In 2006, DaimlerChrysler Corporation, a wholly-owned subsidiary of DaimlerChrysler, reached an agreement with the US Internal Revenue Service regarding its claim for research and development credits for the tax years 2000 through 2002. The result of the agreement was an additional income tax benefit of €111 million in 2006. In addition, DaimlerChrysler Corporation reduced its income tax expense by €292 million reflecting adjustments to certain deferred tax balances and income tax reserves, primarily related to prior years. Those income tax benefits were largely offset by additional estimated income tax expenses of €252 million related to ongoing cross-border transfer pricing audits. The tax benefits and expenses are included in the line "foreign tax rate differential".

In 2006, the Group recorded additional valuation allowances on deferred tax assets on tax loss carryforwards of foreign subsidiaries. The resulting tax expense is included in the line "foreign tax rate differential".

In 2004, the US government enacted the American Jobs Creation Act of 2004 ("Act"), that provides for a special one-time tax deduction of 85% of certain earnings of non-US subsidiaries that are repatriated to the United States, provided certain criteria are met. DaimlerChrysler North America Holding Corporation, a wholly-owned US subsidiary of DaimlerChrysler, completed in 2005 its evaluation of the Act. In 2005, DaimlerChrysler repatriated US $2.7 billion of dividends to the US, leading to an income tax expense of €66 million in 2005. In the reconciliation of expected income tax expense to actual income tax expense, the expense is included in the line "foreign tax rate differential".

In 2005, tax-free income at foreign companies arose relating to the compensation for MFTBC and the sale of other securities. The reduction of the calculated expected tax expenses on those issues is included in the line "foreign tax rate differential".

In 2005, DaimlerChrysler sold all of its MMC shares. The realized gain - with the exception of the net gains from hedging the Group's net investment in MMC - was tax-free. The expected tax expense on the tax-free gain was reversed in the line "tax-free income and non-deductible expenses" with an amount of €82 million. In 2004, the non tax-deductible loss of MMC resulting from accounting under the equity method and from the dilution of DaimlerChrysler's interest in MMC affected the line "tax effect of equity method investments" negatively by €298 million due to the missing tax benefit.

In 2004, DaimlerChrysler sold its investment in HMC and realized a tax-free gain of €252 million. This led to a positive reconciling item of €97 million in the line "tax-free income and non-deductible expenses".

The line "tax-free income and non-deductible expenses" includes furthermore mainly tax-free gains included in net periodic pension costs at the German companies and from financial transactions to hedge price risks of EADS shares. Moreover, the line "tax-free income and non-deductible expenses" includes all other effects at German companies due to tax-free income and non-deductible expenses.

Tax-free income at US companies arose in connection with the net periodic postretirement benefit costs in the years 2006 and 2005. The reduction of the calculated expected tax expenses on this issue is included in the line "foreign tax rate differential". Moreover, the line "foreign tax rate differential" includes all other reconciling items between expected and actual expense for income taxes at foreign companies.

Deferred income tax assets and liabilities are summarized as follows:

	At December 31,	
	2006	2005
(in millions of €)		
Intangible assets	**347**	401
Property, plant and equipment	**387**	520
Investments and long-term financial assets	**3,481**	3,135
Equipment on operating leases	**822**	727
Inventories	**762**	752
Receivables and other assets	**1,030**	749
Net operating loss and tax credit carryforwards	**2,254**	1,854
Pension plans and similar obligations	**6,478**	5,125
Other accrued liabilities	**5,432**	6,477
Liabilities	**2,096**	2,516
Deferred income	**1,521**	1,670
Other	**93**	111
	24,703	24,037
Valuation allowances	**(867)**	(640)
Deferred tax assets	**23,836**	23,397
Intangible assets	**(171)**	(932)
Property, plant and equipment	**(3,556)**	(3,987)
Equipment on operating leases	**(6,853)**	(7,125)
Receivables and other assets	**(2,662)**	(3,482)
Prepaid expenses	**(295)**	(360)
Pension plans and similar obligations	**(2,925)**	(2,479)
Other accrued liabilities	**(326)**	(311)
Taxes on undistributed earnings of non-German subsidiaries	**(234)**	(261)
Liabilities	**(994)**	(1,010)
Other	**(444)**	(404)
Deferred tax liabilities	**(18,460)**	(20,351)
Deferred tax assets, net	**5,376**	3,046

At December 31, 2006, the Group had corporate tax net operating losses ("NOLs") amounting to €1,909 million (2005: €1,528 million), trade tax NOLs amounting to €26 million (2005: €129 million) and tax credit carryforwards amounting to €1,036 million (2005: €868 million). The corporate tax NOLs mainly relate to losses of foreign companies and are partly limited in their use to the Group. Of the total amount of corporate tax NOLs at December 31, 2006, €25 million expires at various dates from 2007 through 2010, €310 million in 2011, €373 million in 2012, €276 million in 2013, €110 million expires at various dates from 2014 through 2025, €509 million in 2026 and €306 million can be carried forward indefinitely. The tax credit carryforwards mainly relate to US companies and are partly limited in their use to the Group. Of the total amount of tax credit carryforwards at December 31, 2006, €64 million expires from 2007 through 2020, €416 million expire from 2021 through 2026 and €556 million can be carried forward indefinitely. The trade tax NOLs are not limited in their use. The companies of the Off-Highway business unit, which were shown in 2005 as held for sale, were included at December 31, 2005 in the corporate and trade tax NOLs with €21 million each.

The valuation allowances, which relate to deferred tax assets of foreign companies that DaimlerChrysler believes will more likely than not expire without benefit increased by €227 million from December 31, 2005 to December 31, 2006. In future periods, DaimlerChrysler's estimate of the amount of the deferred tax assets considered realizable may change, and hence the valuation allowances may increase or decrease.

Net deferred income tax assets and liabilities in the consolidated balance sheets are as follows:

(in millions of €)	At December 31, 2006 Total	At December 31, 2006 thereof non-current	At December 31, 2005 Total	At December 31, 2005 thereof non-current
Deferred tax assets	**6,093**	**2,816**	7,249	2,880
Deferred tax liabilities	**(717)**	**(587)**	(4,203)	(4,099)
Deferred tax assets (liabilities), net	**5,376**	**2,229**	3,046	(1,219)

DaimlerChrysler recorded deferred tax liabilities for non-German withholding taxes of €169 million (2005: €188 million) on €3,371 million (2005: €3,764 million) in cumulative undistributed earnings of non-German subsidiaries and additional German tax of €65 million (2005: €73 million) on the future payout of these foreign dividends to Germany because the earnings are currently not intended to be permanently reinvested in those operations.

The Group did not provide income taxes or non-German withholding taxes on €10,479 million (2005: €13,831 million) in cumulative earnings of non-German subsidiaries because the earnings are intended to be indefinitely reinvested in those operations. It is not practicable to estimate the amount of unrecognized deferred tax liabilities for these undistributed foreign earnings.

Including the items charged or credited directly to related components of stockholders' equity and the benefit from changes in accounting principles, the expense (benefit) for income taxes consists of the following:

(in millions of €)	Year ended December 31, 2006	2005	2004
Expense for income taxes of continuing operations	**706**	513	1,177
Income tax benefit from changes in accounting principles	**(3)**	(3)	-
Stockholders' equity for items in accumulated other comprehensive loss	**(1,797)**	(1,065)	(754)
Stockholders' equity for US employee stock option expense in excess of amounts recognized for financial purposes	**-**	-	(9)
	(1,094)	(555)	414

In 2006, tax benefits of €25 million from the reversal of deferred tax asset valuation allowances at subsidiaries were recorded as a reduction of investor level goodwill.

In 2004, tax benefits of €2 million from the reversal of deferred tax asset valuation allowances at subsidiaries of MMC were recorded as a reduction of the investor level goodwill relating to the Group's investment in MMC.

9. Disposal Group Off-Highway, Assets and Liabilities Held for Sale

On December 27, 2005, DaimlerChrysler entered into a share sale and purchase agreement regarding the sale of a major portion of its Off-Highway business unit. The sale was consummated in 2006 (see Note 4). As a result of DaimlerChrysler's significant anticipated continuing sales of products to the Off-Highway business which are expected to continue beyond one year after disposal, the operations of the Off-Highway business have not been presented as discontinued operations in DaimlerChrysler's consolidated income statements.

However, the assets and the liabilities of the Off-Highway business that are part of the transaction have each been aggregated and presented in separate lines on the consolidated balance sheet as of December 31, 2005.

The assets held for sale and liabilities held for sale are shown on a consolidated basis and are comprised of the following:

(in millions of €)	At December 31, 2005
Assets held for sale	
Intangible assets	20
Goodwill	309
Property, plant and equipment	212
Investments and long-term financial assets	80
Inventories	395
Receivables and other assets	316
Other	42
	1,374
Liabilities held for sale	
Minority interests	4
Accrued liabilities	603
Liabilities	157
Other	7
	771

10. Cumulative Effects of Changes in Accounting Principles

Share-based compensation. On January 1, 2006, DaimlerChrysler adopted Statement of Financial Reporting Standards ("SFAS") 123 (revised 2004), "Share-Based Payment" ("SFAS 123R") using a modified version of prospective application (see Note 23). The cumulative effect of adopting SFAS 123R was a reduction of net income of €4 million, net of taxes of €3 million (€0.00 per share), recognized in 2006.

Conditional asset retirement obligation. As of December 31, 2005, DaimlerChrysler adopted the provisions of FIN 47, "Accounting for Conditional Asset Retirement Obligations - an interpretation of FASB Statement No. 143" pertaining to the accounting for legal asset retirement obligations whose timing or method of settlement is conditional on a future event. For existing conditional asset retirement obligations whose fair value could be reasonably determined, DaimlerChrysler recognized the liability and related additional long-lived asset and adjusted the liability and the asset, respectively, for cumulative accretion and accumulated depreciation to the date of adoption. The cumulative effect of adopting FIN 47 was a reduction of net income of €5 million, net of taxes of €3 million (€0.00 per share), recognized separately in the consolidated statement of income in 2005.

11. Goodwill

Information with respect to changes in the Group's goodwill is presented in the Consolidated Fixed Asset Schedule included herein.

The carrying amount of goodwill as of December 31, 2006 decreased by €198 million compared to the previous year. This decrease relates to a large degree to currency translation effects.

At December 31, 2006 and 2005, the carrying values of goodwill allocated to the Group's reporting segments are (excluding investor level goodwill of €55 million):

(in millions of €)	Mercedes Car Group	Chrysler Group	Truck Group	Financial Services	Van, Bus, Other	Total
2006	**192**	**927**	**386**	**71**	**107**	**1,683**
2005	199	1,035	469	63	115	1,881

The company conducts a goodwill impairment test at least annually to identify potential goodwill impairment. In this regard, the company compares the fair value of a reporting unit with its carrying amount, including goodwill allocated to the respective reporting unit. The fair values of the reporting units are calculated using discounted future cash flows. If the carrying amount of a reporting unit exceeds its fair value, a second step of the goodwill impairment test is performed to measure the amount of goodwill impairment loss. As a result of the 2005 goodwill impairment test, a goodwill impairment charge of €30 million was recognized at smart.

12. Other Intangible Assets

Information with respect to changes in the Group's other intangible assets is presented in the Consolidated Fixed Asset Schedule included herein.

Other intangible assets comprise:

	At December 31, 2006	2005
(in millions of €)		
Other intangible assets subject to amortization		
Gross carrying amount	**1,722**	1,628
Accumulated amortization	**(1,067)**	(941)
Net carrying amount	**655**	687
Intangible pension asset	**-**	2,375
Other intangible assets not subject to amortization	**110**	129
	765	3,191

DaimlerChrysler's other intangible assets subject to amortization comprise concessions, industrial property rights and similar rights (€297 million) as well as software developed or obtained for internal use (€276 million). The additions in 2006 of €257 million (2005: €244 million) with a weighted average useful life of 5 years primarily include concessions, industrial property rights and similar rights. The aggregate amortization expense for the years ended December 2006, 2005 and 2004, was €255 million, €201 million and €169 million, respectively.

Estimated aggregate amortization expense for other intangible assets for the next 5 years is:

(in millions of €)	2007	2008	2009	2010	2011
Amortization expense	190	137	97	54	35

Other intangible assets not subject to amortization primarily comprise trademarks, which the Group can utilize without restriction.

13. Property, Plant and Equipment, Net

Information with respect to changes in the Group's property, plant and equipment is presented in the Consolidated Fixed Assets Schedule included herein.

Property, plant and equipment includes buildings, technical equipment and other equipment capitalized under capital lease agreements of €479 million (2005: €341 million). Depreciation expense and impairment charges on assets under capital lease arrangements were €80 million (2005: €55 million; 2004: €34 million).

Future minimum lease payments due for property, plant and equipment under capital leases at December 31, 2006 amounted to €740 million and are due as follows:

(in millions of €)	2007	2008	2009	2010	2011	thereafter
Future minimum lease payments	90	71	61	59	55	404

The reconciliation of future minimum lease payments from capital lease agreements to the corresponding liabilities is as follows:

(in millions of €)	December 31, 2006
Amount of future minimum lease payments	**740**
Less: Interests included	**(249)**
Liabilities from capital lease agreements (thereof short-term: 62)	**491**

14. Equipment on Operating Leases, Net

Information with respect to changes in the Group's equipment on operating leases is presented in the Consolidated Fixed Assets Schedule included herein. Of the total equipment on operating leases, €36,433 million represents automobiles and commercial vehicles (2005: €33,644 million).

Noncancellable future lease payments to DaimlerChrysler for equipment on operating leases at December 31, 2006 amounted to €12,956 million and are due as follows:

(in millions of €)	2007	2008	2009	2010	2011	thereafter
Future lease payments	6,288	4,191	1,838	439	136	64

In 2006, the Group completed a securitization of future lease payments on operating leases and related vehicles. The securitization was accounted for as secured borrowing. At December 31, 2006, the carrying amount of the leased vehicles, the interests in which were legally transferred to a bank conduit, was €886 million. The debt associated with the on-balance sheet lease securitization was €651 million, recognized under "other financial liabilities".

15. Inventories

(in millions of €)	At December 31, 2006	2005
Raw materials and manufacturing supplies	**2,079**	1,906
Work-in-process	**2,956**	2,924
Finished goods, parts and products held for resale	**12,876**	14,414
Advance payments to suppliers	**43**	47
	17,954	19,291
Less: Advance payments received	**(204)**	(152)
	17,750	19,139

Certain of the Group's US inventories are valued using the LIFO method. If the FIFO method had been used instead of the LIFO method, inventories would have been higher by €477 million (2005: €495 million).

At December 31, 2006, inventories include €364 million of company cars of DaimlerChrysler AG pledged as collateral to the DaimlerChrysler Pension Trust e.V. due to the requirement to provide collateral for certain vested employee benefits in Germany.

16. Trade Receivables

(in millions of €)	2006	At December 31, 2005
Receivables from sales of goods and services	**7,835**	8,135
Allowance for doubtful accounts	**(476)**	(540)
	7,359	7,595

As of December 31, 2006, €81 million of the trade receivables mature after more than one year (2005: €115 million).

Changes in the allowance for doubtful accounts for trade receivables were as follows:

		Year ended December 31,	
(in millions of €)	2006	2005	2004
Balance at beginning of year	**540**	591	587
Charged to costs and expenses	**25**	41	49
Amounts written off	**(67)**	(75)	(160)
Currency translation and other changes	**(22)**	(17)	115
Balance at end of year	**476**	540	591

17. Receivables from Financial Services

Receivables from financial services are comprised of the following:

(in millions of €)	2006	At December 31, 2005
Receivables from:		
Retail	**38,681**	46,947
Wholesale	**11,620**	11,961
Other	**2,819**	3,367
	53,120	62,275
Allowance for doubtful accounts	**(786)**	(1,174)
	52,334	61,101

As of December 31, 2006, receivables from financial services with a carrying amount of €29,585 million mature after more than one year (2005: €37,896 million). Receivables from financial services are generally secured by vehicles or other assets.

Types of receivables. Retail receivables include loans and finance leases to end users of the Group's products who purchased their vehicles either from a dealer or directly from DaimlerChrysler.

Wholesale receivables represent loans for floor-plan financing programs for vehicles sold to dealers by the Group's automotive businesses or loans for assets purchased by dealers from third parties, primarily used vehicles traded in by dealers' customers or real estate such as dealer showrooms.

Other receivables mainly represent non-automotive assets from contracts of the financial services business with third parties (leveraged leases).

Presentation in the Consolidated Statements of Cash Flows. Wholesale receivables from the sale of vehicles from the Group's inventory to independent dealers as well as retail receivables from the sale of DaimlerChrysler's vehicles directly to retail customers relate to the sale of the Group's inventory. The cash flow effects of such receivables are presented as "net changes in inventory-related receivables from financial services" within the consolidated cash flows from operating activities. All cash flow effects attributable to receivables from financial services that are not related to the sale of inventory to DaimlerChrysler's independent dealers or direct customers are classified as investing activities within the consolidated statements of cash flows.

Allowances. Changes in the allowance for doubtful accounts for receivables from financial services were as follows:

		Year ended December 31,	
(in millions of €)	2006	2005	2004
Balance at beginning of year	**1,174**	1,107	1,265
Charged to costs and expenses	**392**	559	467
Amounts written off	**(527)**	(420)	(413)
Reversals	**(107)**	(137)	(84)
Currency translation and other changes	**(146)**	65	(128)
Balance at end of year	**786**	1,174	1,107

Finance leases. Finance leases consist of sales-type leases of vehicles to the Group's direct retail customers and direct-financing leases of vehicles to customers of the Group's independent dealers including leveraged leases of non-automotive assets to third parties.

As of December 31, 2006, the carrying amount of finance lease receivables was €12,465 million (2005: €11,827 million). Retail and other receivables include investments in finance leases involving minimum lease payments of €14,567 million and €14,120 million, unearned income of €2,724 million and €2,831 million, initial direct costs of €55 million and €43 million and estimated unguaranteed residual values of €806 million and €955 million at December 31, 2006 and 2005, respectively.

Contractual payments from finance lease receivables at December 31, 2006 are as follows:

(in millions of €)	2007	2008	2009	2010	2011	thereafter
Maturities	3,932	2,681	2,054	1,280	698	3,922

Actual cash flows will differ from contractual maturities due to prepayments and write-offs.

Leveraged leases. Investments in leveraged leases are included in the line "other." Leveraged leases are comprised of the following:

	At December 31,	
(in millions of €)	2006	2005
Rentals receivable (net of principal and interest on nonrecourse debt)	**3,929**	4,586
Unguaranteed residual values	**426**	588
Unearned income	**(1,536)**	(1,821)
	2,819	3,353

As of December 31, 2006, an amount of €2,395 million (2005: €2,775 million) of deferred income tax liabilities was related to leveraged leases.

Sale of receivables. Based on market conditions and liquidity needs, DaimlerChrysler may sell portfolios of retail and wholesale receivables to third parties, which typically results in the derecognition of the transferred receivables from the balance sheet. Retained interests in securitized sold receivables are classified as other assets in the Group's Consolidated Balance Sheets. For additional information on retained interests in sold receivables and the sale of finance receivables, see Note 33.

18. Other Assets

	At December 31,	
(in millions of €)	2006	2005
Receivables from affiliated companies	**611**	696
Receivables from related companies [1]	**305**	324
Retained interests in sold receivables	**2,706**	2,215
Tax refunds receivables	**2,192**	1,474
Other receivables and other assets	**5,682**	4,190
	11,496	8,899
Allowance for doubtful accounts	**(126)**	(168)
	11,370	8,731

1 Related companies include entities which have a significant ownership in DaimlerChrysler companies or entities in which Group companies hold a significant investment.

As of December 31, 2006, €3,362 million of other assets mature after more than one year (2005: €2,618 million).

Changes in the allowance for doubtful accounts related to receivables included in other assets were as follows:

	Year ended December 31,		
(in millions of €)	2006	2005	2004
Balance at beginning of year	**168**	261	888
Charges (releases) to costs and expenses	**(20)**	(18)	61
Amounts written off	**(16)**	(90)	(702)
Currency translation and other changes	**(6)**	15	14
Balance at end of year	**126**	168	261

19. Securities, Investments and Long-term Financial Assets

Information with respect to the Group's total investments and long-term financial assets is presented in the Consolidated Fixed Assets Schedule included herein. The carrying amounts of participations (investments that are not accounted for under the equity method) and long-term (marketable) securities which are shown among "investments and long-term financial assets" in the Consolidated Balance Sheets are comprised of the following:

(in millions of €)	At December 31, 2006	2005
Participations with a quoted market price	**399**	332
Participations without a quoted market price	**267**	256
Total participations	**666**	588
Long-term securities	**565**	606

Investments without a quoted market price were tested for impairment when an impairment indicator occurred. In 2006 and 2005, investments without a quoted market price with carrying amounts of €76 million and €20 million, respectively, were tested for impairment. In these periods, no unrealized losses were recognized.

Short-term securities are disclosed in the Consolidated Balance Sheets among "securities" and are recorded separately as available-for-sale and trading:

(in millions of €)	At December 31, 2006	2005
Available-for-sale	**5,778**	4,773
Trading	**207**	163
Short-term securities	**5,985**	4,936

As of December 31, 2006, the table below shows the (amortized) costs, fair values, gross unrealized holding gains and losses per security class of investments with a quoted market price, long-term and short-term available-for-sale securities. The aggregate amounts of unrealized losses on investments which are in a continuous unrealized loss position for less than 12 months and the aggregate amounts of unrealized losses on investments which are in a continuous unrealized loss position for 12 months or longer are shown separately together with their appropriate fair values.

				Unrealized loss less 1 year		Unrealized loss 1 year or more		Unrealized loss total	
(in millions of €)	Cost	Fair value	Unrealized gain	Fair value	Unrealized loss	Fair value	Unrealized loss	Fair value	Unrealized loss
Equity securities	116	574	458	-	-	-	-	-	-
Debt-based funds	136	136	1	78	1	-	-	78	1
Debt securities issued by the German government and other political subdivisions	631	631	1	105	1	-	-	105	1
Debt securities issued by non-German governments	27	27	-	-	-	-	-	-	-
Corporate debt securities	3,244	3,266	24	240	1	96	1	336	2
Mortgage-backed securities	628	626	1	242	2	54	1	296	3
Securities backed by other assets	219	219	-	-	-	-	-	-	-
Other debt securities	1,258	1,263	6	50	1	-	-	50	1
	6,259	6,742	491	715	6	150	2	865	8

As of December 31, 2005, these values were as follows:

				Unrealized loss less 1 year		Unrealized loss 1 year or more		Unrealized loss total	
(in millions of €)	Cost	Fair value	Unrealized gain	Fair value	Unrealized loss	Fair value	Unrealized loss	Fair value	Unrealized loss
Equity securities	279	664	388	12	3	-	-	12	3
Debt-based funds	228	229	1	-	-	-	-	-	-
Debt securities issued by the German government and other political subdivisions	205	205	-	-	-	-	-	-	-
Debt securities issued by non-German governments	778	777	-	34	1	-	-	34	1
Corporate debt securities	3,068	3,069	10	547	6	26	3	573	9
Mortgage-backed securities	318	317	1	68	1	35	1	103	2
Securities backed by other assets	190	190	-	-	-	-	-	-	-
Other debt securities	260	260	-	-	-	-	-	-	-
	5,326	5,711	400	661	11	61	4	722	15

The estimated fair values of investments in debt securities (excluding debt-based funds), by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without penalty.

	At December 31, 2006	2005
(in millions of C)		
Due within one year	**2,885**	1,164
Due after one year through five years	**1,904**	1,976
Due after five years through ten years	**282**	508
Due after more than ten years	**961**	1,170
	6,032	4,818

Proceeds from disposals of long-term and short-term available-for-sale securities were €9,205 million (2005: €10,336 million; 2004: €3,702 million). Gross realized gains from sales of these securities were €17 million (2005: €847 million; 2004: €254 million), while gross realized losses were €9 million (2005: €8 million; 2004: €3 million). The proceeds and realized gains from the sale of the stake in MMC in 2005 (see Note 3) are included in these figures. In the Consolidated Statements of Cash Flows, the proceeds are shown among the line item "proceeds from sales of securities (other than trading)".

The unrealized gains included in the 2006 statement of income related to trading securities were €2 million (2005: -; 2004: 2 million). The unrealized losses in these securities were €1 million (2005: €6 million; 2004: -).

DaimlerChrysler uses the weighted average cost method as a basis for determining cost and calculating realized gains and losses.

20. Liquid Assets

Liquid assets recorded under various balance sheet captions are as follows:

(in millions of €)	At December 31, 2006	2005
Cash and cash equivalents		
originally maturing within 3 months	**7,083**	7,619
originally maturing after 3 months	**53**	92
Total cash and cash equivalents	**7,136**	7,711
Securities	**5,985**	4,936
	13,121	12,647

21. Prepaid Expenses

Prepaid expenses are comprised of the following:

(in millions of €)	At December 31, 2006	2005
Prepaid pension asset	**1,789**	595
Other prepaid expenses	**778**	796
	2,567	1,391

As of December 31, 2006, €2,063 million of the total prepaid expenses mature after more than one year (2005: €809 million).

22. Stockholders' Equity

Number of shares issued and outstanding as well as treasury stock. DaimlerChrysler had issued and outstanding 1,028,163,751 registered ordinary shares of no par value at December 31, 2006 (2005: 1,018,172,696). This increase relates to the issuance of new ordinary shares upon exercises in connection with the Stock Option Plan 2000 (tranches 2003 and 2004). Each share represents a nominal value of €2.60 of capital stock.

In 2006, DaimlerChrysler purchased approximately 0.7 million (2005: 0.7 million; 2004: 0.8 million) ordinary shares in connection with an employee share purchase plan, of which 0.7 million (2005: 0.7 million; 2004: 0.8 million) were re-issued to employees.

Authorized and conditional capital. On April 12, 2006, the Annual Meeting authorized DaimlerChrysler to acquire treasury stock through October 12, 2007 for certain defined purposes up to a maximum nominal amount of €264 million of capital stock, representing approximately 10% of the issued and outstanding capital stock.

On April 9, 2003, the Annual Meeting authorized the Board of Management through April 8, 2008, upon approval of the Supervisory Board, to increase capital stock by issuing new, no par value registered shares in exchange for cash contributions totaling €500 million as well as by issuing new, no par value registered shares in exchange for non-cash contributions totaling €500 million and to increase capital stock by issuing ordinary shares to employees totaling €26 million.

Furthermore, the Board of Management, with the consent of the Supervisory Board, was authorized to issue convertible bonds and/or notes with warrants with a total face value up to €15 billion and with a maturity of no more than twenty years until April 5, 2010, and to grant conversion or option rights for new shares in DaimlerChrysler with an allocable portion of the capital stock of up to €300 million as more closely defined in the fixed terms and conditions.

Comprehensive income/(loss). The changes in the components of accumulated other comprehensive loss are as follows:

(in millions of €)	Year ended December 31, 2006 Pretax	Tax effect	Net	Year ended December 31, 2005 Pretax	Tax effect	Net	Year ended December 31, 2004 Pretax	Tax effect	Net
Unrealized gains (losses) on securities (incl. retained interests):									
Unrealized holding gains (losses)	**151**	**(30)**	**121**	511	(136)	375	277	(10)	267
Reclassification adjustments for (gains) losses included in net income	**(123)**	**35**	**(88)**	(512)	119	(393)	(592)	119	(473)
Unrealized gains (losses) on securities	**28**	**5**	**33**	(1)	(17)	(18)	(315)	109	(206)
Unrealized gains (losses) on derivatives hedging variability of cash flows:									
Unrealized derivative gains (losses)	**1,924**	**(764)**	**1,160**	(3,552)	1,270	(2,282)	2,339	(900)	1,439
Reclassification adjustments for (gains) losses included in net income	**(1,444)**	**547**	**(897)**	1,517	(458)	1,059	(2,957)	1,149	(1,808)
Unrealized derivative gains (losses)	**480**	**(217)**	**263**	(2,035)	812	(1,223)	(618)	249	(369)
Unrecognized pension and healthcare obligations									
Minimum pension liability adjustments	**7,160**	**(2,611)**	**4,549**	(170)	91	(79)	(1,224)	476	(748)
Adjustment to initial application of SFAS 158	**(12,035)**	**4,620**	**(7,415)**	-	-	-	-	-	-
Unrecognized pension and healthcare obligations	**(4,875)**	**2,009**	**(2,866)**	(170)	91	(79)	(1,224)	476	(748)
Foreign currency translation adjustments	**(1,817)**	**-**	**(1,817)**	2,548	179	2,727	(635)	(80)	(715)
Changes in other comprehensive income/(loss)	**(6,184)**	**1,797**	**(4,387)**	342	1,065	1,407	(2,792)	754	(2,038)

Exchange rate effects on the components of other comprehensive loss are shown principally within changes of the cumulative translation adjustment.

Adjusted for currency translation effects, the first-time adoption of SFAS 158 lead to a decrease of other comprehensive income/loss in 2006 of €7,415 million. As of December 31, 2006, unrecognized pension and healthcare obligations amounted up to €(10,566) million, of which €(7,802) million applied to pension obligations (unrecognized net actuarial losses: €(6,204) million, unrecognized prior service cost €(1,598) million) and €(2,764) million to healthcare obligations (unrecognized net actuarial losses: €(2,980) million, unrecognized prior service cost €216 million).

Effective October 1, 2004, the Chrysler Group prospectively changed the functional currency of DaimlerChrysler Canada Inc. ("DCCI"), its Canadian subsidiary, from the US dollar to the Canadian dollar. This change resulted from several significant economic and operational changes within DCCI, including a reduction of US sourced components. The initial implementation of this change in functional currency had the effect of increasing the value of the net assets of the Group and the accumulated other comprehensive income/(loss) by €179 million in 2004.

Miscellaneous. Under the German Stock Corporation Act (Aktiengesetz), the amount of dividends available for distribution to shareholders is based upon the unappropriated accumulated earnings of DaimlerChrysler AG (parent company only) as reported in its statutory financial statements prepared in accordance with the German Commercial Code (Handelsgesetzbuch). For the year ended December 31, 2006, the DaimlerChrysler management will propose to the Annual Meeting that €1,542 million (€1.50 per share) of the unappropriated accumulated earnings of DaimlerChrysler AG is distributed as a dividend to the stockholders.

23. Stock-Based Compensation

As of December 31, 2006, the Group has awards outstanding that were issued under a variety of plans including (1) the 2006 and 2005 Performance Phantom Share Plans ("PSP"), (2) the 2000 Stock Option Plan ("SOP"), (3) various stock appreciation rights ("SARs") plans and (4) the medium-term incentive awards ("MTI").

As discussed in Note 1, as of January 1, 2006, DaimlerChrysler adopted SFAS 123R, which replaces SFAS 123 and supersedes APB Option 25 and related interpretations. SFAS 123R requires companies to recognize stock-based compensation expense with certain exceptions based on fair value. Due to the adoption of the fair value measurement provisions of SFAS 123 on January 1, 2003 for all awards granted after December 31, 2002, the adoption of SFAS 123R, including the remeasurement to fair value of liability classified awards, did not have a material impact on DaimlerChrysler's Consolidated Financial Statements.

Performance Phantom Share Plans. In 2006, the Group adopted similar to 2005 the "Performance Phantom Share Plan", under which virtual shares (phantom shares) are granted to eligible employees entitling them to receive cash paid out after four years. The amount of cash paid to eligible employees is based on the number of phantom shares that vest (determined over a three-year performance period) multiplied by the quoted price of DaimlerChrysler's ordinary shares (determined as an average price over a specified period at the end of the four-year service). The number of phantom shares that vest will depend on the achievement of Group performance goals as compared with competitive and internal benchmarks (return on net assets and return on sales). The Group will not issue any common shares in connection with the Performance Phantom Share Plan.

Analysis of the phantom shares issued, all of which are non-vested, is as follows:

(in millions of phantom shares)	2006	2005
Outstanding at the beginning of the year	3.6	-
Granted phantom shares	2.6	3.6
Forfeitures/Disposals	(0.4)	.
Outstanding at year end	5.8	3.6

In 2006 and 2005, the group recognized €59 million and €30 million, respectively, of compensation expenses related to the Performance Phantom Share Plan. The corresponding tax benefit amounts to €23 million (2005: €11 million). The Group records the performance phantom share plan awards as accrued liabilities. Because the payment per phantom share depends on the quoted price of one DaimlerChrysler ordinary share, the quoted price represents the fair value of each phantom share. The proportionate compensation expense for 2006 and 2005 is determined based on the year-end quoted price of DaimlerChrysler ordinary shares as well as the estimated target achievement as of December 31, 2006 and 2005.

Stock option plans. In April 2000, the Group's shareholders approved the DaimlerChrysler Stock Option Plan 2000 which provides for the granting of stock options for the purchase of DaimlerChrysler ordinary shares to eligible employees. Options granted under the Stock Option Plan 2000 are exercisable at a reference price per DaimlerChrysler ordinary share determined in advance plus a 20% premium. The options become exercisable in equal installments on the second and third anniversaries from the date of grant. All unexercised options expire ten years from the date of grant. If the market price per DaimlerChrysler ordinary share on the date of exercise is at least 20% higher than the reference price, the holder is entitled to receive a cash payment equal to the original exercise premium of 20%.

The table below shows the basic terms of options issued (in millions):

Year of grant	Reference price	Exercise price	Options granted	Options outstanding At December 31, 2006	Options exercisable At December 31, 2006
2000	€62.30	€74.76	15.2	11.9	11.9
2001	€55.80	€66.96	18.7	16.2	16.2
2002	€42.93	€51.52	20.0	18.3	18.3
2003	€28.67	€34.40	20.5	6.7	6.7
2004	€36.31	€43.57	18.0	14.0	5.7

The fair value for fully vested but not yet exercised stock options amounted to €261 million at December 31, 2006.

There were no options granted under the Stock Option Plan 2000 in 2006 or 2005.

DaimlerChrysler established, based on shareholder approvals, the 1998 and 1997 Stock Option Plans (former Daimler-Benz plans), which provided for the granting of options for the purchase of DaimlerChrysler ordinary shares to certain members of management. The options granted under the 1997 and 1998 plans were evidenced by non-transferable convertible bonds with a principal amount of €511 per bond due ten years after issuance. During certain specified periods each year, each convertible bond could have been converted into 201 DaimlerChrysler ordinary shares, if the market price per share on the day of conversion was at least 15% higher than the predetermined conversion price and the options had been held for a 24 months waiting period.

In the second quarter of 1999, DaimlerChrysler converted all options granted under the 1998 and 1997 Stock Option Plans into SARs. All terms and conditions of the new SARs are identical to the stock options which were replaced, except that the holder of a SAR has the right to receive cash equal to the difference between the exercise price of the original option and the fair value of the Group's stock at the exercise date rather than receiving DaimlerChrysler ordinary shares.

The basic terms of the bonds and the related stock options/SARs issued (in millions) under these plans are as follows:

	Stated interest rate	Conversion price	Related stock options granted	Stock options/SARs At December 31, 2006 outstanding	exercisable
Bonds granted in					
1997	5.3%	€65.90	7.4	3.0	3.0
1998	4.4%	€92.30	8.2	3.5	3.5

The Group will not issue any common shares in connection with the plans 1997 and 1998.

Analysis of the stock options issued is as follows:

	2006 Number of stock options	2006 Average exercise price per share	2005 Number of stock options	2005 Average exercise price per share	2004 Number of stock options	2004 Average exercise price per share
(options in millions; per share amounts in €)						
Balance at beginning of year	79.6	53.92	86.5	52.78	71.6	55.18
Options granted	-	-	-	-	18.0	43.57
Exercised	(10.0)	37.06	(5.3)	34.40	-	-
Forfeited	(0.2)	43.81	(0.3)	41.42	(1.4)	40.79
Disposals	(2.3)	67.61	(1.3)	60.13	(1.7)	65.92
Outstanding at year-end	67.1	56.00	79.6	53.92	86.5	52.78
Exercisable at year-end	58.8	57.75	52.8	60.82	40.2	65.92

The development of stock options not vested at the beginning of the year 2006 is as follows:

	Number of stock options (in millions)	Average fair value per share (in €)
Non-vested at beginning of year	26.8	7.32
Options granted	-	-
Vested	(18.2)	6.97
Forfeited	-	7.85
Disposals	(0.3)	7.73
Non-vested at year-end	8.3	8.05

For the year ended December 31, 2006, the Group recognized compensation expense on stock options (before taxes) of €38 million (2005: €87 million; 2004: €119 million). The corresponding tax benefit amounts to €15 million (2005: €33 million; 2004: €45 million).

The total intrinsic value for options exercised in 2006 (as a difference between share price at exercise date and reference price) amounts to €141 million (2005: €61 million; 2004: -). The total fair value recognized in the 2006 consolidated balance sheet for options vested in 2006 is €127 million (2005: €128 million; 2004: €72 million).

The fair value of the DaimlerChrysler stock options issued in 2004 was measured at the grant date (beginning of April) based on a modified Black-Scholes option-pricing model, which considers the specific terms of issuance. The options granted to the Board of Management in 2004 and for which - according to the recommendations of the German Corporate Governance Code - the Presidential Committee can impose a limit or reserve the right to impose such a limit in the case of exceptional and unpredictable developments, are calculated with the intrinsic value at December 31. The table below presents the underlying assumptions as well as the resulting fair values and total values (in millions of €):

	2004
Expected dividend yield	4.4%
Expected volatility	33%
Risk-free interest rate	2.6%
Expected lives (in years)	3
Fair value per option	€7.85
Total fair value (in millions of €)	131.9

Unearned compensation expense (before taxes) of all outstanding and non-vested stock options as of December 31, 2006, that are not subject to a possible limitation according the recommendation of the German Corporate Governance Code, totals €4 million (2005: €35 million; 2004: €125 million). This €4 million expense is expected to be recorded in the first quarter of 2007.

Stock appreciation rights plans. In 1999, DaimlerChrysler established a stock appreciation rights plan (the "SAR Plan 1999") which provides eligible employees of the Group with the right to receive cash equal to the appreciation of DaimlerChrysler ordinary shares subsequent to the date of grant. The stock appreciation rights granted under the SAR Plan 1999 vest in equal installments on the second and third anniversaries from the date of grant. All unexercised SARs expire ten years from the grant date. The exercise price of an SAR is equal to the fair market value of DaimlerChrysler's ordinary shares on the date of grant. On February 24, 1999, the Group issued 11.4 million SARs at an exercise price of €89.70 each (US $98.76 for Chrysler employees), of which 6.2 million SARs are outstanding and exercisable at December 31, 2006.

As discussed above (see "Stock option plans"), in the second quarter of 1999 DaimlerChrysler converted all options granted under its existing stock option plans from 1997 and 1998 into SARs.

In conjunction with the consummation of the merger between Daimler-Benz and Chrysler in 1998, the Group implemented an SAR plan through which 22.3 million SARs were issued at an exercise price of US $75.56 each, of which 4.9 million SARs are outstanding and exercisable at December 31, 2006. The initial grant of SARs replaced Chrysler fixed stock options that were converted to DaimlerChrysler ordinary shares upon the consummation of the merger. SARs which replaced stock options that were exercisable at the time of the consummation of the merger were immediately exercisable at the date of grant. SARs related to stock options that were not exercisable at the date of consummation of the merger became exercisable in two installments; 50% on the six-month and 50% on the one-year anniversaries of the consummation date.

A summary of the activity related to the Group's SAR plans as of and for the years ended December 31, 2006, 2005, and 2004, is presented below:

	2006		2005		2004	
(SARs in millions; per share amounts in €)	Number of SARs	Weighted average exercise price	Number of SARs	Weighted average exercise price	Number of SARs	Weighted average exercise price
Outstanding at beginning of year	**28.0**	**76.65**	32.5	71.37	36.3	74.24
Granted	**-**	**-**	-	-	-	-
Exercised	**-**	**-**	-	-	-	-
Forfeited	**(10.4)**	**71.66**	(4.5)	67.16	(3.8)	72.54
Outstanding at year-end	**17.6**	**75.53**	28.0	76.65	32.5	71.37
SARs exercisable at year-end	**17.6**	**75.53**	28.0	76.65	32.5	71.37

Prior to the adoption of SFAS 123R, the accrued liability for SARs was based on the intrinsic value. Upon adoption of SFAS 123R the basis for the accrual was changed to fair value. In 2005 and 2004, the Group did not recognize compensation expense for SARs, because the options underlying exercise prices were greater than the market price for shares of DaimlerChrysler ordinary shares at the balance sheet dates.

Medium-term incentive awards. The Group granted medium-term incentives to certain eligible employees with three-year performance periods. The amount ultimately earned in cash at the end of a performance period is primarily based on the degree of achievement of corporate goals derived from competitive and internal planning benchmarks and the value of DaimlerChrysler ordinary shares at the end of three-year performance periods. The benchmarks are return on net assets and return on sales. In 2006 and 2005 no medium-term incentive awards (2004: 0.7 million awards) were issued.

The Group considers the medium-term incentive awards with their fair value in the accrued liabilities. In 2006, no impact was recognized on the Group's profit and loss statement and therefore no tax effect (2005: €25 million gains, tax expense €10 million; 2004: €12 million expenses, tax benefit €5 million).

Cash flows from stock-based compensation. The following cash effect resulted from the plans for stock-based compensation:

			2006
(in millions of €)	SOP	PSP	MTI
Cash inflow due to exercises	**370**	–	–
Cash outflow due to exercises/ pay-out dividend equivalent	**60**	12	9
Realized tax benefit	**23**	5	3

24. Accrued Liabilities

Accrued liabilities are comprised of the following:

	At December 31, 2006		At December 31, 2005	
(in millions of €)	Total	Due after one year	Total	Due after one year
Pension plans and similar obligations (see Note 24a)	**18,556**	**18,439**	15,482	12,845
Income and other taxes	**3,824**	**2,733**	3,396	1,166
Other accrued liabilities (see Note 24b)	**23,881**	**9,715**	27,804	11,839
	46,261	**30,887**	46,682	25,850

a) Pension plans and similar obligations

Pension plans and similar obligations are comprised of the following components:

	At December 31, 2006	2005
(in millions of €)		
Pension liabilities (pension plans)	**4,079**	5,275
Other postretirement benefits	**14,102**	9,825
Other benefit liabilities	**375**	382
	18,556	15,482

As of December 31, 2006, DaimlerChrysler adopted the recognition provisions of SFAS 158, "Employers' Accounting for Defined
Benefit Pension and Other Postretirement Plans – an amendment of FASB Statements No. 87, 88, 106, and 132(R)." SFAS 158 requires recognition of the funded status of defined benefit pension and other postretirement benefit obligations on the balance sheet.

Pension plans
The Group provides pension benefits to almost all of its hourly and salaried employees. Plan benefits are principally based upon years of service. Certain pension plans are based on salary earned in the last year or last five years of employment while others are fixed plans depending on ranking (both wage level and position).

Funded status. The following information with respect to the Group's pension plans is presented by German plans and non-German plans (principally comprised of plans in the United States). The funded status of the projected benefit obligations is as follows:

(in millions of €)	Total	At December 31, 2006 German plans	Non-German plans	Total	At December 31, 2005 German plans	Non-German plans
Projected benefit obligations	**37,466**	**14,728**	**22,738**	41,514	15,163	26,351
Less fair value of plan assets	**(35,176)**	**(11,542)**	**(23,634)**	(34,348)	(10,590)	(23,758)
Funded status	**2,290**	**3,186**	**(896)**	7,166	4,573	2,593

A reconciliation of the funded status to net amounts recognized is as follows:

(in millions of €)	Total	At December 31, 2006 German plans	Non-German plans	Total	At December 31, 2005 German plans	Non-German plans
Funded status	**2,290**	**3,186**	**(896)**	7,166	4,573	2,593
Unrecognized actuarial net losses	**(8,330)**	**(4,177)**	**(4,153)**	(13,270)	(5,299)	(7,971)
Unrecognized prior service cost	**(1,997)**	**(3)**	**(1,994)**	(2,470)	(2)	(2,468)
Net amounts recognized	**(8,037)**	**(994)**	**(7,043)**	(8,574)	(728)	(7,846)
Amounts recognized in the consolidated balance sheets consist of:						
Prepaid pension cost	**(1,789)**	**-**	**(1,789)**	(595)	-	(595)
Accrued pension liability	**4,079**	**3,186**	**893**	5,275	3,141	2,134
Disposal group Off-Highway, liabilities held for sale	**-**	**-**	**-**	321	321	-
Intangible assets	**-**	**-**	**-**	(2,375)	-	(2,375)
Accumulated other comprehensive loss	**(10,327)**	**(4,180)**	**(6,147)**	(11,200)	(4,190)	(7,010)
Net amounts recognized	**(8,037)**	**(994)**	**(7,043)**	(8,574)	(728)	(7,846)

An amount of €4,005 million included in the accrued pension liability is not expected to be paid within one year.

The effects from the adoption of SFAS 158 at December 31, 2006, on balance sheet items are as follows:

(in millions of €)	Amount before adoption of SFAS 158	At December 31, 2006 Effects from adaption	Amount after adoption of SFAS 158
Prepaid pension cost	**(7,548)**	**5,759**	**(1,789)**
Accrued pension liability	**2,762**	**1,317**	**4,079**
Intangible assets	**(64)**	**64**	**-**
Accumulated other comprehensive cost	**(3,187)**	**(7,140)**	**(10,327)**
Net amounts recognized	**(8,037)**	**-**	**(8,037)**

The development of the projected benefit obligation and the plan assets is as follows:

(in millions of €)	At December 31, 2006 Total	German plans	Non-German plans	At December 31, 2005 Total	German plans	Non-German plans
Change in projected benefit obligations:						
Projected benefit obligations at beginning of year	41,514	15,163	26,351	34,448	12,628	21,820
Foreign currency exchange rate changes	(2,683)	-	(2,683)	3,391	-	3,391
Service cost	829	365	464	739	296	443
Interest cost	1,872	582	1,290	1,874	588	1,286
Plan amendments	50	-	50	233	-	233
Actuarial (gains) losses	(1,704)	(588)	(1,116)	2,923	2,163	760
Change in consolidated group and other changes	(245)	(302)	57	53	53	-
Settlement/curtailment loss	136	85	51	49	-	49
Compensation of benefit obligations	(56)	-	(56)	-	-	-
Benefits paid	(2,247)	(577)	(1,670)	(2,196)	(565)	(1,631)
Projected benefit obligations at end of year	37,466	14,728	22,738	41,514	15,163	26,351
Change in plan assets:						
Fair value of plan assets at beginning of year	34,348	10,590	23,758	27,804	9,019	18,785
Foreign currency exchange rate changes	(2,533)	-	(2,533)	3,038	-	3,038
Actual return on plan assets	4,284	999	3,285	3,951	1,518	2,433
Employer contributions	1,199	464	735	1,661	534	1,127
Plan participant contributions	18	-	18	18	-	18
Compensation of benefit obligations	(31)	-	(31)	-	-	-
Change in consolidated group and other changes	6	(7)	13	-	-	-
Benefits paid	(2,115)	(504)	(1,611)	(2,124)	(481)	(1,643)
Fair value of plan assets at end of year	35,176	11,542	23,634	34,348	10,590	23,758

Plan assets. At December 31, 2006, plan assets were invested in diversified portfolios that consisted primarily of debt and equity securities. Assets and income accruing on all pension trust and relief funds are used solely to pay pension benefits and administer the plans. The Group's pension asset allocation at December 31, 2006 and 2005, and target allocation for the year 2007, are presented in the following table:

		Plan assets German plans			Plan assets Non-German plans	
(in % of plan assets)	2007 planned	2006	2005	2007 planned	2006	2005
Equity securities	53	**56**	56	58	**62**	61
Debt securities	35	**35**	36	25	**24**	25
Alternative investments	8	**4**	2	10	**8**	7
Real estate	3	**2**	2	6	**5**	5
Other	1	**3**	4	1	**1**	2

Alternative investments consist of private equity and debt investments and, beginning in 2005, investments in commodities and hedge funds.

Every 3-5 years, or more frequently if appropriate, DaimlerChrysler conducts asset-liability studies for its major pension funds. DaimlerChrysler uses the expertise of external investment and actuarial advisors. These studies are intended to determine the optimal long-term asset allocation with regard to liability structure. The resulting model portfolio allocation is intended to minimize the economic cost of defined benefit schemes and to limit the risks to an appropriate level.

The model portfolio is then expanded into a medium-term benchmark portfolio. The benchmark portfolio matches the asset class weights in the model portfolio, but expands the asset classes by adding sub-asset classes with corresponding weights and assigning specific capital market indices to each sub-asset class.

Modern portfolio theory is then applied to determine an optimal one-year target allocation, the performance of which is tracked against the benchmark portfolio.

The entire process is overseen by investment committees which consist of senior financial management from treasury and certain appropriate executives. The investment committees meet regularly to approve the asset allocations, review the risks and results of the major pension funds and approve the selection and retention of external managers for specific portfolios.

The majority of investments are in international blue chip equities and high-quality government and corporate bonds. To maintain a wide range of diversification and to improve return opportunities, 20% of assets are allocated currently to high-yield debt, convertible instruments, emerging markets, private equity, hedge funds and commodities. Internal controlling units regularly monitor all investments. External depositary banks provide safekeeping of securities as well as reporting on transactions and assets.

Assumptions. The measurement date for the Group's pension obligations and plan assets is generally December 31. The measurement date for the Group's net periodic pension cost is principally January 1. Assumed discount rates and rates of increase in compensation used in calculating the projected benefit obligations together with long-term rates of return on plan assets vary according to the economic conditions of the country in which the pension plans are situated.

The following weighted average assumptions were used to determine benefit obligations:

			German plans			Non-German plans
	2006	2005	2004	2006	2005	2004
(in %)						
Average assumptions:						
Discount rate	**4.5**	4.0	4.8	**5.7**	5.4	5.8
Rate of long-term compensation increase	**2.5**	3.0	3.0	**4.1**	4.4	4.5

The following weighted average assumptions were used to determine net periodic pension cost:

			German plans			Non-German plans
	2006	2005	2004	2006	2005	2004
(in %)						
Average assumptions:						
Discount rate	**4.0**	4.8	5.3	**5.4**	5.8	6.2
Expected return on plan assets (at beginning of year)	**7.5**	7.5	7.5	**8.5**	8.5	8.5
Rate of long-term compensation increase	**3.0**	3.0	3.0	**4.4**	4.5	4.5

Expected return on plan assets. The expected rate of return for German and non-German plan assets is primarily derived from the asset allocation of pension funds and expected future returns for the various asset classes in portfolios. The investment committees survey banks and large asset portfolio managers about their expectations of future returns for the relevant market indices. The allocation-weighted average return expectations serves an initial indicator for the expected rate of return on plan assets for each pension fund.

In addition, DaimlerChrysler considers long-term actual portfolio results and historical market returns in evaluation in order to reflect the long-term character of the expected rate. For 2007, the expected return on plan assets will remain unchanged for all plans.

Net pension cost. The components of net pension cost were as follows:

(in millions of €)	2006 Total	2006 German plans	2006 Non-German plans	2005 Total	2005 German plans	2005 Non-German plans	2004 Total	2004 German plans	2004 Non-German plans
Service cost	**829**	**365**	**464**	739	296	443	681	256	425
Interest cost	**1,872**	**582**	**1,290**	1,874	588	1,286	1,878	586	1,292
Expected return on plan assets	**(2,518)**	**(790)**	**(1,728)**	(2,377)	(673)	(1,704)	(2,339)	(614)	(1,725)
Amortization of:									
Unrecognized net actuarial losses	**763**	**232**	**531**	600	183	417	372	141	231
Unrecognized prior service cost	**271**	**-**	**271**	279	-	279	292	-	292
Net periodic pension cost	**1,217**	**389**	**828**	1,115	394	721	884	369	515
Settlement/curtailment loss	**112**	**85**	**27**	16	-	16	64	-	64
Net pension cost	**1,329**	**474**	**855**	1,131	394	737	948	369	579

In 2007, the amortization of unrecognized net actuarial losses and unrecognized prior service cost are expected to approximate €0.5 million and €0.3 billion, respectively.

Contributions. Employer contributions to the Group's defined benefit pension plans were €1,199 million and €1,661 million for the years 2006 and 2005, respectively. Employer cash contributions to the Group's defined benefit pension plans are expected to approximate €0.9 billion in 2007 to satisfy minimum funding and contractual requirements.

Estimated future pension benefit payments. Pension benefits pertaining to the Group's German and non-German plans were €577 million and €1,670 million respectively during 2006, and €565 million and €1,631 million respectively during 2005. The total estimated future pension benefits to be paid by the Group's pension plans for the next 10 years approximate €23.3 billion and are expected to be paid as follows:

(in billions of €)	2007	2008	2009	2010	2011	2012-2016
German plans	0.6	0.6	0.7	0.7	0.7	3.9
Non-German plans	1.6	1.6	1.6	1.6	1.6	8.1
Total	2.2	2.2	2.3	2.3	2.3	12.0

Accumulated benefit obligation. For all pension plans that have an accumulated benefit obligation in excess of plan assets, information pertaining to the accumulated benefit obligation and plan assets are presented as follows:

(in millions of €)	At December 31, 2006	2005
Projected benefit obligation	**15,766**	41,099
Accumulated benefit obligation	**14,488**	39,379
Plan assets	**12,032**	33,953

Other postretirement benefits

Certain DaimlerChrysler operations in the United States and Canada provide postretirement health and life insurance benefits to their employees. Upon retirement from DaimlerChrysler, the employees may become eligible for continuation of these benefits. The benefits and eligibility rules may be modified.

Funded status. The funded status of the accumulated postretirement benefit obligations is as follows:

(in millions of €)	2006	At December 31, 2005
Accumulated postretirement benefit obligations	**16,030**	17,711
Less fair value of plan assets	**(1,928)**	(1,912)
Funded status	**14,102**	15,799

A reconciliation of the funded status to net amounts recognized is as follows:

(in millions of €)	2006	At December 31, 2005
Funded status	**14,102**	15,799
Unrecognized actuarial net losses	**(5,243)**	(6,189)
Unrecognized prior service cost	**451**	215
Net amount recognized	**9,310**	9,825

The effects from the adoption of SFAS 158 at December 31, 2006, on balance sheet items are as follows:

	At December 31, 2006		
(in millions of €)	Amount before adoption of SFAS 158	Effects from adoption	Amount after adoption of SFAS 158
Accrued other postretirement benefits	**9,310**	**4,792**	**14,102**
Accumulated other comprehensive loss	**-**	**(4,792)**	**(4,792)**
Net amount recognized	**9,310**	**-**	**9,310**

An amount of €14,098 million included in the accrued other postretirement benefits is not expected to be paid within one year.

The development of the accumulated postretirement benefit obligations and the plan assets is as follows:

(in millions of €)	2006	At December 31, 2005
Change in accumulated postretirement benefit obligations:		
Accumulated postretirement benefit obligations at beginning of year	**17,711**	14,355
Foreign currency exchange rate changes	**(1,813)**	2,280
Service cost	**293**	273
Interest cost	**905**	917
Plan amendments	**(321)**	(289)
Actuarial losses	**120**	1,004
Settlement/curtailment loss	**(33)**	15
Benefits paid	**(832)**	(844)
Accumulated postretirement benefit obligations at end of year	**16,030**	17,711
Change in plan assets:		
Fair value of plan assets at beginning of year	**1,912**	1,547
Foreign currency exchange rate changes	**(209)**	241
Actual gains on plan assets	**237**	134
Employer contributions	**5**	-
Plan participant contributions	**1**	1
Benefits paid	**(18)**	(11)
Fair value of plan assets at end of year	**1,928**	1,912

Plan assets. At December 31, 2006, plan assets were invested in diversified portfolios that consisted primarily of debt and equity securities. Assets and income accruing on all pension trust and relief funds are used solely to pay benefits and to administer the plans. The Group's other benefit plan asset allocation at December 31, 2006 and 2005 and target allocations for 2007 are as follows:

(in % of plan assets)	2007 planned	2006	2005
Equity securities	65	**67**	67
Debt securities	23	**23**	33
Alternative investments	7	**6**	-
Real estate	5	**4**	-

Asset allocation is based on a benchmark portfolio designed to diversify investments among the following primary asset classes: US equity, international equity and US fixed income. The objective of the benchmark portfolio is to achieve a reasonable balance between risk and return.

The investment process is overseen by Investment Committees which consist of senior financial management and other appropriate executives. The Investment Committees meet regularly to approve the asset allocations and review the risks and results of the funds and approve the selection and retention of external managers for specific portfolios.

The majority of investments reflect the asset classes designated by the benchmark portfolio. To maintain a wide range of diversification and improve return possibilities, a small percentage of assets is allocated to hedge funds and real estate. Internal controlling units regularly monitor all investments. External depositary banks provide safekeeping of securities as well as reporting on transactions and assets.

Estimated future subsidies due to the Medicare Act. The total estimated future subsidies due to the Medicare Act for the next 10 years approximate €642 million and are expected to be received as follows:

(in millions of €)	2007	2008	2009	2010	2011	2012-2016
Medicare Act	45	49	53	57	61	377

Contributions. Contributions to the Group's other postretirement plans were €5 million for the year ended December 31, 2006. DaimlerChrysler did not make any contributions to its other postretirement plans in 2005. Employer cash contributions to the Group's other postretirement plans are expected to approximate €6 million in 2007.

Assumptions. The measurement date for the Group's accumulated other postretirement benefit obligations and plan assets is generally December 31. The measurement date for the Group's net periodic postretirement benefit cost is principally January 1. Assumed discount rates and rates of increase in remuneration used in calculating the accumulated postretirement benefit obligations together with long-term rates of return on plan assets vary according to the economic conditions of the country in which the plans are situated.

The weighted average assumptions used to determine the benefit obligations of the Group's postretirement benefit plans at December 31 were as follows (in %):

	2006	2005	2004
Average assumptions:			
Discount rate	**5.9**	5.7	6.0
Health care inflation rate in following (or "base") year	**8.3**	7.4	8.0
Ultimate health care inflation rate (2014/2011/2011)	**5.0**	5.0	5.0

The weighted average assumptions used to determine the net periodic postretirement benefit cost of the Group's postretirement benefit plans were as follows (in %):

	2006	2005	2004
Average assumptions:			
Discount rate	**5.7**	6.0	6.3
Expected return on plan assets (at the beginning of the year)	**8.5**	8.5	8.5
Health care inflation rate in following (or "base") year	**7.4**	8.0	8.0
Ultimate health care inflation rate (2011)	**5.0**	5.0	5.0

US postretirement benefit plan assets utilize an asset allocation substantially similar to that of the pension assets so the expected rate of return is the same for both pension and postretirement benefit plan asset portfolios. Accordingly, the information about the expected rate of return on pension plan assets described above also applies to postretirement plan assets. For 2007, the expected rate of return on plan assets is the same as the rate applied in 2006.

The assumptions have a significant effect on the amounts reported for the Group's health care plans. The following schedule presents the effects of a one-percentage-point change in assumed ultimate health care cost inflation rates as from 2014:

(in millions €)	1-percentage-point increase	1-percentage-point decrease
Effect on total of service and interest cost components	169	(136)
Effect on accumulated postretirement benefit obligations	1,956	(1,615)

Net postretirement benefit cost. The components of net periodic postretirement benefit cost were as follows:

(in millions of €)	2006	2005	2004
Service cost	**293**	273	255
Interest cost	**905**	917	863
Expected return on plan assets	**(152)**	(155)	(159)
Amortization of:			
unrecognized net actuarial losses	**355**	301	208
unrecognized prior service cost	**(62)**	(8)	3
Net periodic postretirement benefit cost	**1,339**	1,328	1,170
Settlement/curtailment loss	**3**	3	3
Net postretirement benefit cost	**1,342**	1,331	1,173

In 2007, the charges from the amortization of unrecognized net actuarial losses are expected to approximate €0.3 billion and income from unrecognized prior service cost is expected to approximate €0.1 billion.

Estimated future postretirement benefit payments. Postretirement benefits paid pertaining to the Group's plans were €832 million and €844 million during 2006 and 2005, respectively. The total estimated future postretirement benefits to be paid by the Group's plans for the next 10 years approximate €10.9 billion and are expected to be paid as follows:

(in billions of €)	2007	2008	2009	2010	2011	2012-2016
Expected payments	0.9	1.0	1.0	1.1	1.1	5.8

Prepaid employee benefits. In 1996 DaimlerChrysler established a Voluntary Employees' Beneficiary Association ("VEBA") trust for payment of non-pension employee benefits. At December 31, 2006 and 2005, the VEBA trust had a balance of €2,385 million and €2,392 million, respectively, of which the long-term assets in the VEBA trust of €1,861 million and €1,835 million, respectively, are reported as plan assets for the accumulated postretirement benefit obligations and not reported in DaimlerChrysler's Consolidated Balance Sheets. The short-term assets in the VEBA trust are classified as cash and marketable securities in DaimlerChrysler's Consolidated Balance Sheets. No contributions to the VEBA trust were made in 2006, 2005 and 2004. DaimlerChrysler does not expect to make any contributions to the VEBA trust in 2007.

b) Other accrued liabilities

Other accrued liabilities consisted of the following:

	At December 31,	
(in millions of €)	2006	2005
Product guarantees	**10,483**	11,632
Accrued sales incentives	**4,834**	5,381
Accrued personnel and social costs	**3,153**	3,219
Derivative financial instruments	**470**	1,706
Other	**4,941**	5,866
	23,881	27,804

DaimlerChrysler issues various types of product guarantees under which it generally guarantees the performance of products delivered and services rendered for a certain period or term (see Note 31). The accrued liability for these product guarantees covers expected costs for legal and contractual obligated warranties as well as expected costs for policy coverage, recall campaigns and buyback commitments. The liability for buyback commitments represents the expected costs related to the Group's obligation, under certain conditions, to repurchase a vehicle from a customer. Buybacks may occur for a number of reasons including litigation, compliance with laws and regulations in a particular region and customer satisfaction issues.

The changes in provisions for those product guarantees are summarized as follows:

(in millions of €)	2006	2005
Balance at January 1	**11,632**	10,877
Currency change and change in consolidated companies	**(606)**	767
Utilizations and transfers	**(4,779)**	(5,587)
Product guarantees issued in respective year	**4,606**	5,012
Changes from prior period product guarantees issued	**(370)**	563
Balance at December 31	**10,483**	11,632

The amount included in the line item "product guarantees issued in respective year" represents the additions to the accruals for product guarantees recognized in the corresponding year for products sold in that year.

In 2005, "changes from prior period product guarantees issued" are partly offset by payments received from suppliers in settlement of claims for recovery of the costs for recall campaigns.

The Group also offers customers the opportunity to purchase separately priced extended warranty and maintenance contracts. The revenue from these contracts is deferred at the inception of the contract and recognized into income over the contract period in proportion to the costs expected to be incurred based on historical information. Included in "deferred income" in the consolidated balance sheets, the deferred revenue from these contracts is summarized as follows:

(in millions of €)	2006	2005
Balance at January 1	**1,548**	1,115
Currency change and transfers	**(129)**	226
Deferred revenue current period	**719**	694
Earned revenue current period	**(524)**	(487)
Balance at December 31	**1,614**	1,548

The provisions for derivative financial instruments are mainly due to exchange rate risks from financial liabilities and future sales revenues. The deviation from the previous year is especially attributable to the changed currency relation of the euro in relation to the US dollar.

25. Financial Liabilities

(in millions of €)	Maturities	At December 31, 2006	2005
Short-term:			
Notes/Bonds		**10,286**	12,530
Commercial paper		**7,834**	9,104
Liabilities to financial institutions		**10,715**	9,860
Liabilities to affiliated companies		**504**	417
Deposits from direct banking business		**2,962**	3,045
Loans, other financial liabilities		**236**	27
Liabilities from capital lease and residual value guarantees		**2,078**	1,500
Short-term financial liabilities (due within one year)		**34,615**	36,483
Long-term:	**Maturities**		
Notes/Bonds of which due in more than five years €6,905 (2005: €10,939)	2008-2097	**35,350**	34,902
Liabilities to financial institutions of which due in more than five years €426 (2005: €1,469)	2008-2019	**6,120**	7,612
Liabilities to affiliated companies of which due in more than five years €- (2005: €-)		**104**	76
Deposits from direct banking business of which due in more than five years €- (2005: €9)		**148**	160
Loans, other financial liabilities of which due in more than five years €7 (2005: €-)		**426**	-
Liabilities from capital lease and residual value guarantees of which due in more than five years €346 (2005: €210)		**1,755**	1,699
Long-term financial liabilities		**43,903**	44,449
		78,518	80,932

Weighted average interest rates for notes/bonds, commercial paper, liabilities to financial institutions and deposits from the direct banking business are 5.71%, 5.11%, 4.88% and 2.98%, respectively, at December 31, 2006.

Commercial papers are primarily denominated in euros and US dollars and include accrued interest. Liabilities to financial institutions are partly secured by mortgage conveyance and encumbrances on property and plants of approximately €1,490 million (2005: €1,958 million).

The aggregate nominal amounts of financial liabilities maturing during the next five years and thereafter are as follows:

(in millions of €)	2007	2008	2009	2010	2011	thereafter
Financial liabilities	34,635	14,487	11,513	3,979	6,217	7,753

At December 31, 2006, the Group had unused short-term credit lines of €8,600 million (2005: €7,099 million) and unused long-term credit lines of €9,600 million (2005: €10,806 million). The credit lines include a US $18 billion revolving credit facility with a syndicate of international banks. The credit agreement is comprised of a multi-currency revolving credit facility which allows DaimlerChrysler AG to borrow up to US $5 billion until December 2009 and US $4.9 billion until December 2011, respectively, a US dollar revolving credit facility which allows DaimlerChrysler North America Holding Corporation, a wholly-owned subsidiary of DaimlerChrysler AG, to borrow up to US $6 billion available until May 2007, and a multi-currency revolving credit facility for working capital purposes which allows DaimlerChrysler AG and several subsidiaries to borrow up to US $7 billion until May 2008. A part of the US $18 billion facility serves as back-up for commercial paper drawings.

26. Trade Liabilities

	At December 31, 2006			At December 31, 2005		
	Total	Due after one and before five years	Due after five years	Total	Due after one and before five years	Due after five years
(in millions of €)						
Trade liabilities	**13,716**	**2**	**-**	14,591	1	-

27. Other Liabilities

	At December 31, 2006			At December 31, 2005		
	Total	Due after one and before five years	Due after five years	Total	Due after one and before five years	Due after five years
(in millions of €)						
Liabilities to affiliated companies	**93**	**-**	**-**	334	-	224
Liabilities to related companies	**68**	**5**	**-**	96	5	-
Other liabilities	**7,632**	**289**	**19**	8,623	260	139
	7,793	**294**	**19**	9,053	265	363

As of December 31, 2006, other liabilities include tax liabilities of €1,190 million (2005: €1,147 million) and social benefits due of €230 million (2005: €808 million).

28. Deferred Income

As of December 31, 2006, €3,466 million of the total deferred income is to be recognized after more than one year (2005: €3,105 million).

Notes to the Consolidated Statements of Cash Flows

29. Consolidated Statements of Cash Flows

The following cash flows represent supplemental information with respect to net cash provided by operating activities:

		Year ended December 31,	
	2006	2005	2004
(in millions of €)			
Interest paid	**4,193**	3,652	3,092
Income taxes paid	**1,494**	700	1,373

Payments (or proceeds) of early terminated cross currency hedges related to financial liabilities, are included in net cash provided by financing activities (2006: -; 2005: €72 million; 2004: €(1,304) million).

Other Notes

30. Legal Proceedings

Various legal proceedings, claims and governmental investigations are pending against DaimlerChrysler AG or its subsidiaries on a wide range of topics, including vehicle safety, emissions and fuel economy, financial services, dealer, supplier and other contractual relationships; intellectual property rights; product warranties; environmental matters; and shareholder matters. Some of these proceedings allege defects in various components (including occupant restraint systems, seats, brake systems, tires, ball joints, engines and fuel systems) in several different vehicle models or allege design defects relating to vehicle stability (rollover propensity), pedal misapplication (sudden acceleration), brakes (vibration and brake transmission shift interlock), or crashworthiness. Some of these proceedings are filed as class action lawsuits that seek repair or replacement of the vehicles or compensation for their alleged reduction in value, while others seek recovery for damage to property, personal injuries or wrongful death. Adverse decisions in one or more of these proceedings could require us to pay substantial compensatory and punitive damages, or undertake service actions, recall campaigns or other costly actions.

The Federal Republic of Germany initiated arbitration proceedings against DaimlerChrysler Financial Services AG, Deutsche Telekom AG and Toll Collect GbR and submitted its statement of claims in August 2005. It seeks damages, contractual penalties and the transfer of intellectual property rights to Toll Collect GmbH. In particular, the Federal Republic of Germany is claiming lost revenues of €3.51 billion plus interest (€236 million through July 31, 2005 plus 5% per annum over the respective base rate since then) for the period September 1, 2003, through December 31, 2004, and contractual penalties of approximately €1.65 billion through July 31, 2005 plus interest (€107 million through July 31, 2005 plus 5% per annum over the respective base rate since then). Since some of the contractual penalties, among other things, are dependent on time, and further claims for contractual penalties have been asserted by the Federal Republic of Germany, the amount claimed as contractual penalties may increase. DaimlerChrysler believes the claims are without merit and is defending itself vigorously. We submitted our response to the arbitrators in June 2006 (see also Note 3.)

The US Securities and Exchange Commission ("SEC") and the US Department of Justice ("DOJ") are conducting an investigation into possible violations of law by DaimlerChrysler including the anti-bribery, record-keeping and internal control provisions of the US Foreign Corrupt Practices Act ("FCPA"). We have voluntarily shared with the DOJ and the SEC information from our own internal investigation of certain accounts, transactions and payments, primarily relating to transactions involving government entities, and have provided the agencies with information pursuant to outstanding subpoenas and other requests. We have also had communications with the office of a German public prosecutor regarding these matters.

Below is a summary of what DaimlerChrysler uncovered to date in connection with its internal investigation:

- DaimlerChrysler has determined that improper payments were made in a number of jurisdictions, primarily in Africa, Asia and Eastern Europe. These payments raise concerns under the FCPA, under German law, and under the laws of other jurisdictions.
- DaimlerChrysler has identified and self-reported potential tax liabilities to tax authorities in several jurisdictions. These tax liabilities of DaimlerChrysler AG and certain foreign affiliates result from misclassifications of, or the failure to record, commissions and other payments and expenses.
- DaimlerChrysler determined that certain payable accounts related to consolidated subsidiaries were not eliminated during consolidation.
- DaimlerChrysler has taken action designed to address and resolve the issues identified in the course of its investigation to safeguard against the recurrence of improper conduct. This includes establishing a company-wide compliance organization and evaluating and revising DaimlerChrysler's governance policies and its internal control procedures.

DaimlerChrysler is working towards completing its internal investigation into possible violations of law. Some investigative and remediation work, however, is still ongoing and further issues may arise as DaimlerChrysler completes its investigation. The DOJ or the SEC could seek criminal or civil sanctions, including monetary penalties, against DaimlerChrysler and certain of its employees, as well as additional changes to its business practices and compliance programs.

DaimlerChrysler also determined that for a number of years a portion of the taxes related to compensation paid to expatriate employees was not properly reported. DaimlerChrysler voluntarily reported potential tax liabilities resulting from these issues to the tax authorities in several jurisdictions and took various remedial actions to address these issues.

Litigation is subject to many uncertainties and DaimlerChrysler cannot predict the outcome of individual matters with assurance. The Group establishes an accrual in connection with pending or threatened litigation if a loss is probable and can be reasonably estimated. Since these accruals, which are reflected in the Group's Consolidated Financial Statements, represent estimates, it is reasonably possible that the resolution of some of these matters could require us to make payments in excess of the amounts accrued in an amount or range of amounts that could not be reasonably estimated at December 31, 2006. It is also reasonably possible that the resolution of some of the matters for which accruals could not be made, including the arbitration proceeding and investigations mentioned above, may require the Group to make payments in an amount or range of amounts that could not be reasonably estimated at December 31, 2006. Although the final resolution of any such matters could have a material effect on the Group's consolidated operating results for a particular reporting period, DaimlerChrysler believes that it should not materially affect its consolidated financial position and cash flow.

31. Contingent Obligations and Commercial Commitments

Contingent Obligations. Obligations from issuing guarantees as a guarantor (excluding product warranties) are as follows:

	At December 31, maximum potential future obligations		At December 31, amount recognized as a liability	
	2006	2005	2006	2005
(in millions of €)				
Guarantees for third party liabilities	**1,207**	1,819	**299**	412
Guarantees under buy-back commitments	**1,444**	1,499	**372**	406
Other contingent obligations	**260**	249	**127**	125
	2,911	3,567	**798**	943

Guarantees for third party liabilities principally represent guarantees that require the Group to make certain payments if third parties, non-consolidated affiliated companies and/or other related companies fail to meet their financial obligations.

Guarantees under buy-back commitments principally represent arrangements whereby the Group guarantees specified trade-in or resale values for sold vehicles. Such guarantees provide the holder with the right to return purchased vehicles to the Group, partially also in connection with a future purchase of vehicles or services. The table above excludes residual value guarantees related to arrangements for which revenue recognition is precluded due to the Group's obligation to repurchase assets sold to unrelated guaranteed parties.

Other contingent obligations principally include pledges or indemnities related to the quality or timing of performance by third parties or participations in performance guarantees of consortiums.

DaimlerChrysler AG and its wholly-owned subsidiary Daimler-Chrysler Financial Services AG have provided guarantees towards third parties with respect to the investment in Toll Collect. See Note 3 for detailed information regarding Toll Collect including the guarantees issued. Of the guarantees mentioned in Note 3, only the €230 million guarantee for the bank loan is reflected in the above table in the line "guarantees for third party liabilities". The other guarantees are not reflected in the above table since the maximum potential future obligation resulting from the remaining guarantees cannot be accurately estimated.

When circumstances indicate that payment is probable and the amount is reasonably estimable, guarantees made by the Group are recognized as a liability in the consolidated balance sheet in accordance with SFAS 5 "Accounting for Contingencies", with an offsetting amount recorded as an expense (contingent obligation). For guarantees issued or modified after December 31, 2002, the Group records guarantees at fair value, unless a higher amount must be accrued in accordance with SFAS 5 (non-contingent obligations). Both contingent obligations and non-contingent obligations are included in the column "amount recognized as a liability" in the table above.

Group companies also provide guarantees to third parties for obligations of other consolidated subsidiaries. Intercompany guarantees are eliminated in consolidation and therefore are not reflected in the above table.

In accordance with FIN 45, obligations associated with product warranties are not reflected in the above table. See Note 24b for accruals relating to such obligations.

Commercial commitments. The Group has committed in connection with certain production programs to purchase various levels of outsourced manufactured parts and components over extended periods. The Group has also committed to purchase or invest in the construction and maintenance of various production facilities. Amounts under these arrangements represent commitments to purchase plant or equipment in the future. As of December 31, 2006, commitments to purchase outsourced manufactured parts and components as well as to invest in plant and equipment are approximately €4.8 billion. These amounts are not reflected in the above table.

The Group also enters into non-cancelable operating leases for facilities, plant and equipment. Total rentals under operating leases charged to expense in 2006 in the statement of income amounted to €960 million (2005: €946 million; 2004: €902 million). Future minimum lease payments under non-cancelable lease agreements as of December 31, 2006 are as follows:

(in millions of €)	2007	2008	2009	2010	2011	there-after
Future minimum lease payments	688	617	546	363	307	1,162

Future payments to be received from the subleasing of these facilities, plant and equipment to third parties total €275 million.

In 2006, DaimlerChrysler sold the real estate of its former headquarters in Stuttgart-Möhringen to IXIS Capital Partners Ltd. for €240 million in cash. At the same time, DaimlerChrysler entered into a leaseback arrangement for the properties sold with non-cancelable lease periods ranging from ten to fifteen years. At the end of the non-cancelable lease term, DaimlerChrysler has renewal options for up to nine years. The lease payments are adjusted based on the German consumer price index and are included in the above table.

In 2003, DaimlerChrysler signed an agreement with the City of Hamburg, Germany, a holder of approximately 6% of the common shares of DaimlerChrysler Luft- und Raumfahrt Holding Aktiengesellschaft ("DCLRH"), a majority-owned subsidiary of the Group. Pursuant to the terms of the agreement and upon execution of the agreement, DaimlerChrysler holds a call option for the City's interest in DCLRH, exercisable on or after January 1, 2005, and the City of Hamburg holds a put option exercisable at the earlier of October 1, 2007, or upon the occurrence of certain events which are solely within the control of DaimlerChrysler. DaimlerChrysler believes the likelihood that these certain events will occur is remote. Upon exercise of either option, the City of Hamburg would have received a minimum consideration of its interest in DCLRH of €450 million in cash or shares of EADS or a combination of both. The agreement was amended in July 2004 with respect to the exercise price of the put option, so that the City of Hamburg may only put its interest in DCLRH to the Group for €450 million in cash. As a consideration for the amendment, the City of Hamburg is entitled to receive an additional payment upon execution of the option equal to 10% of the appreciation of EADS shares in excess of a share price of €21 up to a share price of €26.

Several major tier-one automotive suppliers have initiated bankruptcy proceedings and continue to face financial difficulties. Interruption in the supply of components from any of those suppliers, in particular Collins & Aikman, Delphi Corporation and Automotive Group ISE, would disrupt the production of certain vehicles of DaimlerChrysler. Various vehicle manufacturers, including DaimlerChrysler, have provided financial support to such suppliers to avoid prolonged interruptions. DaimlerChrysler has provided financial support to Collins & Aikman since 2005, including €83 million for 2006 of which €66 million have negatively impacted operating profit. Daimler Chrysler expects to provide additional financial support in 2007. DaimlerChrysler also expects to provide financial support to other financially distressed suppliers in future.

32. Information about financial instruments and derivatives

a) Use of financial instruments

The Group conducts business on a global basis in numerous international currencies and is therefore exposed to fluctuations in foreign currency exchange rates. In addition, the Group uses for example, bonds, medium-term-notes, commercial paper and bank loans in various currencies to finance its operations, especially its leasing and sales financing business. As a consequence of using these types of financial instruments, the Group is exposed to risks from changes in interest and foreign currency exchange rates. DaimlerChrysler also holds financial instruments, such as money market investments, variable- and fixed-interest bearing securities, and to a lesser extent, equity securities for managing excess liquidity that subject the Group to risks from changes in interest rates and market prices. DaimlerChrysler manages the various types of market risks by using, for example derivative financial instruments. In addition, equity investments in publicly traded companies also expose the Group to equity price risk, which, if deemed appropriate, DaimlerChrysler hedges through the use of derivative financial instruments. Without these derivative financial instruments the Group's exposure to these market risks would be higher. DaimlerChrysler does not use derivative financial instruments for purposes other than risk management.

Based on regulations issued by regulatory authorities for financial institutions, the Group has established guidelines for risk controlling procedures and for the use of financial instruments, including a clear segregation of duties with regard to operating financial activities, settlement, accounting and controlling of financial instruments.

Market risks are quantified according to the "value-at-risk" method which is commonly used among banks. Using historical variability of market data, potential changes in value resulting from changes in market prices are calculated on the basis of statistical methods.

DaimlerChrysler is also exposed to market price risks associated with the purchase of commodities. To a minor degree, DaimlerChrysler uses derivative instruments to reduce market price risks, primarily with respect to precious metals. The risk resulting from derivative commodity instruments is not significant to the Group and thus is not included in the following discussion.

The contract volumes at December 31 of derivative financial instruments used for hedging currency- and interest rate risks are shown in the table below. The contract or notional amounts shown do not always represent amounts exchanged by the parties and are not necessarily a measure for the exposure of DaimlerChrysler through its use of derivatives.

	At December 31, 2006	2005
(in millions of €)		
Currency contracts	22,662	25,082
Interest rate contracts	45,224	42,407

b) Fair value of financial instruments

The fair value of a financial instrument is the price at which one party would assume the rights and/or duties of another party pertaining to such instrument. The fair values of financial instruments have been determined with reference to market information available at the balance sheet date and the valuation methodologies discussed below. Considering the variability of their value-determining factors, the fair values presented herein are only an indication of the amounts that the Group could realize under current market conditions.

The carrying amounts and fair values of the Group's financial instruments are as follows:

	At December 31, 2006		At December 31, 2005	
	Carrying amount	Fair value	Carrying amount	Fair value
(in millions of €)				
Financial instruments (other than derivative instruments):				
Assets:				
Financial assets	4,747	8,186	4,989	9,944
Receivables from financial services	52,334	52,042	61,101	61,246
Securities	5,985	5,985	4,936	4,936
Cash and cash equivalents	7,136	7,136	7,711	7,711
Liabilities:				
Financial liabilities	78,518	79,258	80,932	82,129
Derivative instruments:				
Assets:				
Currency contracts	513	513	181	181
Interest rate contracts	1,297	1,297	546	546
Equity contracts	434	434	73	73
Liabilities:				
Currency contracts	202	202	646	646
Interest rate contracts	207	207	867	867
Equity contracts	89	89	209	209

Derivative instruments representing assets are included in other assets (see Note 18) at fair value, while derivative instruments representing liabilities are included in other accrued liabilities (see Note 24b) at fair value.

The methods and assumptions used to determine the fair values of financial instruments are summarized below:

Financial assets and securities. The fair values of securities are determined either using quoted market prices or valuation models that use market data. The Group has certain equity investments which are not presented in the table since they are not publicly traded and determination of fair values is impracticable. The investment in EADS is included in "financial assets." The derivatives related to EADS shares are included in "equity contracts" (see Note 3).

Receivables from financial services. The carrying amounts of variable rate receivables from financial services approximate their fair values since the contract rates of those receivables approximate current market rates. The fair values of fixed rate receivables from financial services were determined by discounting expected cash flows, using the current interest rates at which comparable loans with identical maturities could be taken out as of December 31, 2006 and 2005.

Cash and cash equivalents. It is assumed that the carrying amounts of cash and cash equivalents approximate fair values due to the short-term maturities of these instruments.

Financial liabilities. The fair value of bonds was determined by discounting future cash flows, using market interest rates over the remaining term. The carrying amounts of commercial paper and borrowings under revolving credit facilities were assumed to approximate fair value due to their short maturities.

Currency contracts. The fair values of forward foreign exchange contracts were based on reference exchange rates adjusted for the respective interest rate differentials (premiums or discounts). Currency options were valued based on quoted market prices or option pricing models.

Interest rate contracts. The fair values of instruments to hedge interest rate risks (e. g. interest rate swap agreements, cross currency interest rate swap agreements) were determined by discounting expected cash flows, using market interest rates over the remaining term of the instrument. Interest rate options are valued based on quoted market prices or option pricing models.

Equity contracts. The fair values of instruments to hedge equity price risk of marketable equity securities were determined on the basis of quoted market prices, if applicable adjusted for the respective interest rate differentials (premiums or discounts), or option pricing models. Therein included are also hedging instruments related to equity investments in publicly traded companies, which the Group accounts for using the equity method of accounting.

c) Credit risk

The Group is exposed to credit-related losses in the event of non-performance by counterparties to financial instruments. DaimlerChrysler manages the credit risk exposure to financial institutions through diversification of counterparties and review of each counterparty's financial strength. Based on the rating of the counterparties performed by established rating agencies, DaimlerChrysler does not have a significant exposure to any individual counterparty. DaimlerChrysler Financial Services has established detailed guidelines for the risk management process related to the exposure to financial services customers. Additional information with respect to receivables from financial services and allowance for doubtful accounts is included in Note 17.

d) Accounting for and reporting of financial instruments (other than derivative instruments)

The income or expense arising from the Group's financial instruments (other than derivative instruments), is recognized in financial income, net, with the exception of receivables from financial services and financial liabilities related to leasing and sales financing activities. Interest income on receivables from financial services and gains and losses from sales of those receivables are recognized as revenues. Interest expense on financial liabilities related to leasing and sales financing activities are recognized as cost of sales. The carrying amounts of the financial instruments (other than derivative instruments) are included in the consolidated balance sheets under their corresponding captions.

e) Accounting for and reporting of derivative instruments and hedging activities

Foreign currency risk management. As a consequence of the global nature of DaimlerChrysler's businesses, its operations and its reported financial results and cash flows are exposed to risks associated with fluctuations in the exchange rates of the US dollar and other currencies against the euro. The Group's businesses are exposed to transaction risk whenever revenues of a business are denominated in a currency other than the currency in which the business incurs the costs relating to those revenues. The Mercedes Car Group segment is primarily exposed to such risk. The Mercedes Car Group generates its revenues mainly in the currencies of the countries in which cars are sold, but it incurs manufacturing costs primarily in euros. The Truck Group segment is subject to transaction risk to a lesser extent because of its global production network. At Chrysler Group, revenues and costs are principally generated in US dollars, resulting in a relatively low transaction risk for this segment. The van and bus businesses included in Van, Bus, Other are also directly exposed to transaction risk, but to a minor degree in comparison to the Mercedes Car Group and the Truck Group segment. In addition, Van, Bus, Other is indirectly exposed to transaction risks through the equity investment in EADS, which the Group accounts for using the equity method of accounting.

To mitigate the impact of currency exchange rate fluctuations, DaimlerChrysler continually assesses its exposure to currency risks and hedges a portion of those risks through the use of derivative financial instruments. Responsibility for managing DaimlerChrysler's currency exposures and use of currency derivatives is centralized within the Group's Currency Committee. The Currency Committee consists of members of senior management from Corporate Treasury, each of the operating businesses and Risk Controlling. Corporate Treasury implements the decisions concerning foreign currency hedging taken by the Currency Committee. Risk Controlling regularly informs the Board of Management of the actions of Corporate Treasury based on the decisions of the Currency Committee.

Interest rate and equity price risk management. DaimlerChrysler holds a variety of interest rate sensitive assets and liabilities to manage the liquidity and cash needs of its day-to-day operations. In addition a substantial volume of interest rate sensitive assets and liabilities is related to the leasing and sales financing business which is operated by DaimlerChrysler Financial Services. In particular, the Group's leasing and sales financing business enters into transactions with customers, primarily resulting in fixed rate receivables. DaimlerChrysler's general policy is to match funding in terms of maturities and interest rates. However, for a limited portion of the receivables portfolio, funding does not match in terms of maturities and interest rates. As a result, DaimlerChrysler is exposed to risks due to changes in interest rates. DaimlerChrysler coordinates funding activities of the industrial business and financial services at the Group level. The Group uses interest rate derivative instruments such as interest rate swaps, forward rate agreements, swaptions, caps and floors to achieve the desired interest rate maturities and asset/liability structures.

The Group assesses interest rate risk by continually identifying and monitoring changes in interest rate exposures that may adversely impact expected future cash flows and by evaluating hedging opportunities. The Group maintains risk management control systems independent of Corporate Treasury to monitor interest rate risk attributable to DaimlerChrysler's outstanding interest rate exposures as well as its offsetting hedge positions. The risk management control systems involve the use of analytical techniques, including value-at-risk analyses, to estimate the expected impact of changes in interest rates on the Group's future cash flows.

Excess liquidity invested in equity securities and the corresponding risks of derivative financial hedging instruments for equities were not material to the Group in the reporting periods presented. To a certain extent, the equity price risk from investments in publicly traded companies is hedged through derivative financial instruments.

Fair value hedges. Gains and losses from fluctuations in the fair value of recognized assets and liabilities and firm commitments of operating transactions as well as gains and losses arising from derivative financial instruments designated as fair value hedges of these recognized assets and liabilities and firm commitments are recognized currently in revenues or cost of sales, if the transactions being hedged involve sales (including the leasing and sales financing business) or production of the Group's products. When the hedged items are recognized in financial income, net, net gains and losses from fluctuations in the fair value of both recognized financial assets and liabilities and derivative financial instruments designated as fair value hedges of these financial assets and liabilities are also recognized in financial income, net.

For the year ended December 31, 2006, net losses of €29 million (2005: €58 million) were recognized in operating and financial income, net, representing principally the component of the derivative instruments' gain or loss excluded from the assessment of hedge effectiveness and the amount of hedging ineffectiveness.

Cash flow hedges. Changes in the value of forward foreign currency exchange contracts and currency options designated and qualifying as cash flow hedges are reported in accumulated other comprehensive income/(loss). These amounts are subsequently reclassified into operating income in the same period the underlying transactions affect operating income. Changes in the fair value of derivative hedging instruments designated as hedges of variability of cash flows associated with variable-rate long-term debt are also reported in accumulated other comprehensive income/(loss). These amounts are subsequently reclassified into the income statement as a yield adjustment in the same period in which the related interest on the floating-rate debt obligations affect earnings. If the interest sensitive hedged items affect operating income (including the leasing and sales financing business), the effects from the hedging instruments are also recognized in operating income. If the interest sensitive hedged items affect financial income, net, the corresponding effects from the hedging instruments are likewise classified in financial income, net.

For the year ended December 31, 2006, gains of €1 million (2005: losses of €41million), representing principally the component of the derivative instruments' gain/loss excluded from the assessment of the hedge effectiveness and the amount of hedging ineffectiveness, were recognized in operating and financial income, net.

During 2006, DaimlerChrysler recorded no income or expenses as a result of the discontinuance of cash flow hedges (2005: expenses of €1 million).

It is anticipated that €346 million of net gains included in accumulated other comprehensive income/(loss) at December 31, 2006, will be reclassified into earnings during the next year.

As of December 31, 2006, DaimlerChrysler held derivative financial instruments with a maximum maturity of 29 months to hedge its exposure to the variability in future cash flows from foreign currency forecasted transactions.

Hedges of the net investment in a foreign operation. In specific circumstances, DaimlerChrysler hedges the currency risk inherent in certain of its long-term investments where the functional currency is other than the euro, through the use of derivative and non-derivative financial instruments. For the year ended December 31, 2005, net gains of €213 million (2004: €120 million) from hedging the Group's net investment in Mitsubishi Motors Corporation were reclassified into the income statement. For further information, also the discussion in Note 3. As of December 31, 2006, net losses of €9 million from hedging the Group's net investments in foreign operations were included in the cumulative transition adjustment without affecting DaimlerChrysler's net income in prior years.

33. Retained Interests in Securitized Sold Receivables and Sale of Finance Receivables

DaimlerChrysler uses securitization transactions to diversify its funding sources. In the ordinary course of business, the Group sells significant portions of its automotive finance receivables to trusts and third-parties entities in "asset-backed securitizations" and "whole loan sales". The information given below relates only to transfers of finance receivables which qualified for de-recognition according to the criteria in SFAS 140.

Description of securitization transactions. Asset-backed securitizations ("ABS") involve the sale of financial assets by DaimlerChrysler to trusts that are special purpose entities. The special purpose entities purchase the assets with cash raised through the issuance of beneficial interests (usually debt instruments) to third-party investors. The sold financial assets consist of retail receivables with an expected average lifetime of several months at the time of the securitization and short-term wholesale receivables which are securitized using a revolving-period structure. The investors in the beneficial interests have recourse to the assets in the trusts and benefit from credit enhancements such as overcollateralization. In a subordinated capacity, the Group retains residual beneficial interests in the sold receivables designed to absorb substantially all credit, prepayment, and interest-rate risk of the receivables transferred to the trusts. The retained interest balance represents DaimlerChrysler's right to receive collections on the transferred receivables in excess of amounts required by the trust to pay interest and principal to investors, servicing fees, and other required payments. To support the European ABS-program DaimlerChrysler also provided subordinated loans to one trust. The Group's maximum exposure to loss as a result of its involvement with these entities is limited to the amount of the carrying value of retained interests and the provided subordinated loans.

The Group also transfers automotive finance receivables to third-party trusts in transactions wherein it does not retain a beneficial interest in the transferred receivables (whole loan sales). In whole loan sales, all risk of loss related to the sold receivables is transferred from DaimlerChrysler to the purchaser.

The Group generally remains as servicer for the sold receivables.

Sale of finance receivables. During the year ended December 31, 2006, in asset-backed securitization transactions, DaimlerChrysler sold €13,516 million (2005: €10,059 million) and €32,373 million (2005: €33,922 million) of retail and wholesale receivables, respectively. From these transactions, the Group recognized gains of €89 million (2005: €11 million) and €181 million (2005: €169 million). During the year ended December 31, 2006, the Group sold €2,344 million (2005: €1,516 million) of retail receivables in whole loan sales and recognized losses of €6 million (2005: gains of €2 million).

Cash flows between DaimlerChrysler and the securitization trusts. The cash flows in connection with the afore mentioned transactions between DaimlerChrysler and the securitization trusts were as follows:

(in millions of €)	2006	2005
Proceeds from new retail securitizations	14,979	10,988
Proceeds from collections reinvested in wholesale securitizations	32,373	33,892
Servicing fees received	213	214
Receipt of cash flows on retained interests in sold receivables and subordinated loans	913	998

Retained beneficial interests in securitized sold receivables. As there is no active market for retained interests, the Group determines the value of its retained interests using discounted cash flow modeling upon the sale of receivables. The valuation methodology considers historical and projected principal and interest collections on the sold receivables, expected future credit losses arising from the collection of the sold receivables, and estimated repayment of principal and interest on notes issued to third parties and secured by the sold receivables.

For more details on the valuation of retained interests in securitized sold receivables, please see Note 1.

The fair value of retained interests in securitized sold receivables was as follows:

	At December 31,	
(in millions of €)	2006	2005
Fair value of estimated residual cash flows, net of prepayments, from sold receivables, before expected future net credit losses	2,845	2,266
Expected future net credit losses on sold receivables	(264)	(286)
Fair value of net residual cash flows from sold receivables	2,581	1,980
Retained subordinated securities	123	233
Other retained interests	2	2
Retained interests in sold receivables	2,706	2,215

At December 31, 2006, the Group also recognized subordinated loans with a carrying value of €67 million (2005: €25 million) to a trust related to the European ABS-platform.

The fair value of retained interests in sold receivables and the subordinated loan are included in other assets (see Note 18).

Assumptions in measuring the retained interests and sensitivity analysis. At December 31, 2006 and 2005, significant assumptions used in measuring the residual interest resulting from the sale of retail and wholesale receivables were as follows (weighted average rates for securitizations completed during the respective year):

	Retail		Wholesale	
	2006	2005	2006	2005
Prepayment speed assumption (monthly rate)	**1.25%-1.5%**	1.25%-1.5%	**[1]**	[1]
Lifetime (in months)	**18**	18	**3**	3
Estimated lifetime net credit losses (an average percentage of sold receivables)	**1.7%**	1.9%	**0.0%**	0.0%
Residual cash flows discount rate (annual rate)	**12.0%**	12.0%	**12.0%**	12.0%

1 For the calculation of wholesale gains, the Group estimated that all sold wholesale loans would be liquidated within 210 days.

Actual and projected net lifetime credit losses for retail receivables securitized were as follows:

	Receivables securitized in			
	2003	2004	2005	2006
Actual and projected credit losses percentages as of				
December 31, 2006	**1.6%**	**1.7%**	**1.7%**	**1.7%**
December 31, 2005	1.6%	1.8%	1.9%	
December 31, 2004	2.0%	2.3%		
December 31, 2003	2.5%			

Static pool losses are calculated by summing the actual and projected future credit losses and dividing them by the original balance of each pool of assets. The amount shown above for each year is a weighted average for all securitizations during that year and outstanding at December 31, 2006.

At December 31, 2006, the significant assumptions used in estimating the residual cash flows from sold receivables and the sensitivity of the current fair value to immediate 10% and 20% adverse changes are as follows:

		Impact on fair value based on adverse	
(in millions of €)	Assumption percentage	10% change	20% change
Prepayment speed, monthly	1.25%-1.5%	(1)	(2)
Expected remaining net credit losses as a percentage of receivables sold	0.8%	(23)	(46)
Residual cash flow discount rate, annualized	12.0%	(20)	(40)

Similar adverse changes in the discount rate, monthly prepayment speed and the expected remaining net credit losses as a percentage of receivables sold for the retained subordinated securities would not have a significant effect on the fair value of the retained subordinated securities.

These sensitivities are hypothetical and should be used with caution. The effect of a variation in a particular assumption on the fair value of the retained interests is calculated without changing any other assumption; in reality, changes in one assumption may result in changes in another, which might magnify or counteract the sensitivities.

Managed receivables. The outstanding balances, delinquencies and net credit losses of recognized and sold receivables, of those companies that manage receivables in connection with ABS-transactions, were as follows:

	Outstanding balance at December 31,		Delinquencies > 60 days at December 31,		Net credit losses	
(in millions of €)	2006	2005	2006	2005	2006	2005
Recognized retail receivables	**24,994**	33,539	**102**	79	**227**	273
Recognized wholesale receivables	**10,115**	10,276	**7**	8	**7**	3
Recognized receivables (total)	**35,109**	43,815	**109**	87	**234**	276
Sold retail receivables	**16,305**	14,677	**31**	32	**124**	155
Sold wholesale receivables	**6,995**	8,703	**–**	–	**–**	3
Sold receivables (total)	**23,300**	23,380	**31**	32	**124**	158
Managed retail receivables	**41,299**	48,216	**133**	111	**351**	428
Managed wholesales receivables	**17,110**	18,979	**7**	8	**7**	6
Managed receivables (total)	**58,409**	67,195	**140**	119	**358**	434

As of December 31, 2006, the outstanding balance of receivables managed in connection with whole loans sales was €2,567 million (2005: €1,931 million).

Servicing assets and servicing liabilities. Servicing assets (servicing liabilities) represent the present value derived from retaining the right (obligation) to service securitized receivables compared to adequate servicer compensation. During the year ended December 31, 2006, the Group recognized servicing assets of €17 million (2005: €7 million) and related amortization of €8 million (2005: €2 million). The Group also recognized servicing liabilities of €7 million (2005: €10 million) and related amortization of €10 million (2005: €13 million). At December 31, 2006, the fair value of servicing assets on sold receivables was €14 million (2005: €6 million), and the fair value of servicing liabilities was €10 million (2005: €15 million). These values were determined by discounting expected cash flows at current market rates.

Trusts and third-party entities. Trusts sponsored by DaimlerChrysler are considered qualifying special purpose entities under SFAS 140 and are not consolidated by the Group. The third-party entities are multi-seller and multi-collateralized bank conduits. These trusts are considered to be variable interest entities under FIN 46R. A bank conduit generally receives substantially all of its funding from issuing asset-backed securities that are cross-collateralized by the assets held by the entity. Although its interest in these variable interest entities is significant, DaimlerChrysler has concluded that it is not the primary beneficiary of these bank conduits and therefore is not required to consolidate them under FIN 46R.

The following table summarizes the outstanding balance of the receivables sold to the qualifying special purpose entities and variable interest entities and the corresponding retained interest balances as of December 31, 2006:

(in millions of €)	Receivables sold	Retained interest in sold receivables
Variable interest entities	3,578	351
Qualifying special purpose entities	19,722	2,355
	23,300	2,706

Liquidity facilities of special purpose entities. To support an asset-backed commercial paper program in North America, a group of financial institutions has provided contractually committed liquidity facilities aggregating US $6.3 billion which expire in August 2007, and are subject to annual renewal. These liquidity facilities can only be drawn upon by the special purpose entity to which the Group's North American financial services companies may sell receivables under this program. As of December 31, 2006, none of the liquidity facilities have been utilized.

34. Segment Reporting

DaimlerChrysler has determined four reportable segments that are organized and managed separately according to the nature of products and services provided, brands, distribution channels, and profile of customers. Information with respect to the Group's reportable segments are presented below.

In January 2006, DaimlerChrysler presented a new management model. As part of the new management model, the Group also changed the composition of some of its segments by reporting the van and bus operating units, which were previously included in the Commercial Vehicles segment, as part of Other Activities. As a result of this change, the Commercial Vehicles segment was renamed Truck Group and the Other Activities were renamed Van, Bus, Other. Prior year amounts have been adjusted to reflect the change in segment composition.

Mercedes Car Group. This segment includes activities primarily related to the development, design, manufacture, assembly and sale of passenger cars and off-road vehicles under the brand names Mercedes-Benz, smart and Maybach, as well as related parts and accessories.

Chrysler Group. This segment includes activities related to the development, design, manufacture, assembly and sale of passenger cars, off-road vehicles and light trucks under the brand names Chrysler, Jeep® and Dodge, as well as related parts and accessories.

Truck Group. This segment includes activities primarily related to the development, design, manufacture, assembly and sale of trucks, as well as related parts and accessories. The truck products are sold mainly under the brand names Mercedes-Benz, Freightliner, and Mitsubishi Fuso.

Financial Services. The activities in this segment primarily extend to the marketing of financial services in the areas of retail and lease financing for vehicles, dealer financing and insurance brokerage. This segment also includes the Group's equity method investment in Toll Collect (see also Note 3).

Van, Bus, Other. Van, Bus, Other comprises all other businesses, operations and investments of the Group. It includes the Group's van and bus operating units, which are sold under the brand names Mercedes-Benz (for buses additionally under the brand names Setra and Orion; for Van additionally under the brand names Freightliner and Dodge). Furthermore, the holding companies and financing subsidiaries through which the Group refinances the capital needs of the operating businesses in the capital markets, the real estate and corporate research activities, and the Group's equity method investment in EADS are included therein. Prior to its sale, the Off-Highway business and the Group's investment in Mitsubishi Motors Corporation (MMC) formed part of Van, Bus, Other (see Note 3 and 4).

Management reporting and controlling systems. The Group's management reporting and controlling systems use accounting policies that are substantially the same as those described in Note 1 in the summary of significant accounting policies (US GAAP), except for revenue recognition between the automotive business segments and the Financial Services segment in certain markets.

The Group measures the performance of its operating segments through "operating profit (loss)". DaimlerChrysler's consolidated operating profit (loss) is the sum of the operating profits and losses of its segments adjusted for consolidation and elimination entries. Segment operating profit (loss) is computed starting with income (loss) before income taxes, minority interests, and the cumulative effect of changes in accounting principles, and then adjusting that amount to (1) exclude pension and postretirement benefit income or expenses, other than current and prior year service costs and settlement/curtailment losses, (2) exclude gains from the sale of the 12.4% stake in MMC in 2005 and the 10.5% stake in HMC in 2004, (3) exclude interest and similar income and interest and similar expenses, (4) exclude other financial income (loss), net and (5) include or exclude certain miscellaneous items. In addition, this result is further adjusted to include the Group's share of all of the above mentioned reconciling items included in the net income (loss) from investments accounted for at equity.

Intersegment sales and revenues are generally recorded at values that approximate third-party selling prices.

Revenues are allocated to countries based on the location of the customer. Long-lived assets are disclosed according to the physical location of these assets.

Capital expenditures represent the purchase of property, plant and equipment.

Segment information as of and for the years ended December 31, 2006, 2005 and 2004 is as follows:

(in millions of €)	Mercedes Car Group	Chrysler Group	Truck Group	Financial Services	Van, Bus, Other	Total Segments	Eliminations	Consolidated
2006								
Revenues	**49,696**	**46,989**	**28,831**	**14,347**	**11,726**	**151,589**	**-**	**151,589**
Intersegment sales	**4,883**	**127**	**3,157**	**2,807**	**1,713**	**12,687**	**(12,687)**	**-**
Total revenues	**54,579**	**47,116**	**31,988**	**17,154**	**13,439**	**164,276**	**(12,687)**	**151,589**
Operating profit (loss)	**2,415**	**(1,118)**	**2,020**	**1,714**	**913**	**5,944**	**(427)**	**5,517**
Capital expenditures	**1,663**	**2,892**	**907**	**29**	**447**	**5,938**	**-**	**5,938**
Depreciation and amortization	**1,986**	**3,461**	**867**	**7,007**	**676**	**13,997**	**(383)**	**13,614**
2005								
Revenues	46,429	50,086	27,573	12,798	12,890	149,776	-	149,776
Intersegment sales	3,586	32	2,795	2,641	1,945	10,999	(10,999)	-
Total revenues	50,015	50,118	30,368	15,439	14,835	160,775	(10,999)	149,776
Operating profit (loss)	(505)	1,534	1,606	1,468	1,091	5,194	(9)	5,185
Capital expenditures	1,629	3,083	966	45	886	6,609	(29)	6,580
Depreciation and amortization	2,418	3,336	852	5,757	629	12,992	(381)	12,611
2004								
Revenues	46,082	49,485	22,429	11,646	12,417	142,059	-	142,059
Intersegment sales	3,548	13	2,779	2,293	1,555	10,188	(10,188)	-
Total revenues	49,630	49,498	25,208	13,939	13,972	152,247	(10,188)	142,059
Operating profit (loss)	1,666	1,427	789	1,250	1,020	6,152	(398)	5,754
Capital expenditures	2,343	2,647	638	91	680	6,399	(13)	6,386
Depreciation and amortization	1,854	3,368	688	4,976	534	11,420	(308)	11,112

Mercedes Car Group. Associated with the decisions to terminate the production of the smart forfour and to realign the business model for smart, operating profit (loss) of the Mercedes Car Group segment for 2006 and 2005 includes charges of €946 million and €1,111 million, respectively. From the charges incurred in 2006 and 2005, €127 million (2005: €535 million) is attributable to impairment charges and write-downs and €819 million (2005: €576 million) is attributable to payments already made in 2005 and 2006 or expected to be made in future periods (see Note 5).

In 2006, the operating profit of the Mercedes Car Group segment includes charges of €286 million (2005: €570 million) for the headcount reduction initiative at Mercedes Car Group. Of these amounts, €783 million (2005: €70 million) was already paid in 2006 (see Note 5).

In 2006, the Mercedes Car Group recorded a gain of €91 million from the application of EITF 05-5, which led to an adjustment of the provision for early retirement obligations (see also Note 5).

An accrual established in connection with a case alleging infringement of EU competition law was reduced by €60 million as a result of a favorable court decision. This amount is included in the operating results of the Mercedes Car Group segment in 2005.

Chrysler Group. In 2006, the financial support provided to supplier Collins & Aikman resulted in charges of €66 million (2005: €99 million) (see Note 31.)

In 2005, the Chrysler Group recorded a €240 million gain on the sale of its Arizona Proving Grounds vehicle testing facility.

In 2004, the Chrysler Group's operating results were negatively impacted by a €145 million charge related to a multiyear turn-around plan initiated in 2000, a €138 million charge for early retirement incentives and other workforce reductions, partially offset by an adjustment of €95 million to correct the calculation of an advertising accrual to more accurately reflect expected payments.

Truck Group. In 2006, the Truck Group recorded a gain of €55 million from the application of EITF 05-5, which led to an adjustment of the provision for early retirement obligations (see also Note 5).

Subsequent to the acquisition of the controlling interest in MFTBC, a number of quality problems of MFTBC vehicles that were produced before DaimlerChrysler first acquired a stake in MFTBC were identified (see Note 4 for additional information). As of December 31, 2004, DaimlerChrysler made a true-up based on the preliminary evaluation of the probable costs associated with the quality measures and recall campaigns at MFTBC. Total expenses arising from the recall issues reduced 2004 operating profit of the Truck Group segment by €475 million. The reduction in operating profit consisted of €70 million classified as financial income (expense), net, in the Group's 2004 statement of operations and €735 million classified as cost of sales, net of €330 million attributed to the minority interests' share in those costs. As expenses attributed to minority interests are not allocated to operating profit, they are included in the line "miscellaneous items, net" in the reconciliation of total segment operating profit to consolidated income before income taxes, minority interests, and cumulative effects of changes in accounting principles. The following settlement with MMC associated with the quality issues and recall campaigns at MFTBC resulted in a favorable impact of €276 million, which is included in the operating profit of the Truck Group segment in 2005.

Financial Services. In 2005 and 2004, the Financial Services segment recorded charges of €54 million and €472 million related to its participation in Toll Collect. The charges in 2004 were mainly the result of revaluing the system's total costs and extra operating expenses required to guarantee the start of the system on January 1, 2005.

In 2004, the operating profit of the Financial Services segment includes non-cash impairment charges of €102 million associated with the investment made in dAF.

Van, Bus, Other. In 2006 and 2005, operating profit of Van, Bus, Other includes the Group's share in the operating profit of EADS of €649 million and €757 million, respectively (see Note 3.) In 2004, the proportionate results of the investments in EADS and MMC together amounted to €548 million. This amount also includes the results from the dilution of the Group's interest in MMC (loss of €135 million) and related currency hedging effects (gain of €195 million). In 2004, the Group's share in the losses of MMC is only included in this segment until June 29, 2004 (see Note 3 for additional information).

In 2006, the operating profit of Van, Bus, Other includes gains on the sale of real estate investments of €133 million.

Furthermore the operating profit of the Group was positively impacted by €261 million by the disposed of Off-Highway business in 2006, of which €248 million was attributable to Van, Bus, Other (see Note 4).

As a result of the repurchase of a note by MTU Aero Engines Holding AG, a gain of €53 million is included in the operating profit of Van, Bus, Other for 2005 (see Note 6).

In connection with the sale of Adtranz in 2001, a settlement agreement with Bombardier was reached in 2004 with respect to all claims asserted. This settlement resulted in a favorable impact of €120 million on the 2004 operating profit of Van, Bus, Other.

In addition, the operating profit of 2004 of Van, Bus, Other includes non-cash impairment charges of €70 million associated with the investment made in dAF.

The reconciliation of total segment operating profit (loss) to consolidated income (loss) before income taxes, minority interests, and cumulative effects of changes in accounting principles is as follows:

(in millions of €)	2006	2005	2004
Total segment operating profit	**5,944**	5,194	6,152
Elimination and consolidation amounts	**(427)**	(9)	(398)
Total Group operating profit	**5,517**	5,185	5,754
Pension and postretirement benefit expenses, other than current and prior service costs and settlement/ curtailment losses	**(1,254)**	(1,175)	(845)
Gain from the sale of the 12.4% stake in MMC	**-**	681	-
Gain from the sale of the 10.5% stake in HMC	**-**	-	252
Interest and similar income	**663**	539	490
Interest and similar expenses	**(913)**	(1,112)	(790)
Other financial income (loss), net	**466**	(69)	(171)
Miscellaneous items, net	**(115)**	(149)	(384)
The Group's share of the above reconciling items included in the net income (loss) from investments accounted for at equity	**(371)**	(462)	(771)
Consolidated income before income taxes, minority interests and cumulative effects of changes in accounting principles	**3,993**	3,438	3,535

Revenues from external customers presented by geographic region are as follows:

(in millions of €)	Germany	Western Europe [1]	United States	Other American countries	Asia	Other countries	Consolidated
2006	**22,198**	**27,924**	**63,925**	**15,226**	**12,422**	**9,894**	**151,589**
2005	20,948	26,389	67,015	13,919	12,525	8,980	149,776
2004	22,315	26,530	64,232	11,295	10,093	7,594	142,059

1 Excluding Germany

Germany accounts for €20,956 million of long-lived assets (2005: €20,691 million; 2004: €21,214 million), the United States for €40,948 million (2005: €42,614 million; 2004: €34,331 million) and other countries for €17,524 million (2005: €19,100 million; 2004: €16,896 million).

35. Earnings per Share

The computation of basic and diluted earnings per share for "income before cumulative effects of changes in accounting principles" is as follows:

		Year ended December 31,	
	2006	2005	2004
(in millions of € or millions of shares, except earnings per share)			
Income before cumulative effects of changes in accounting principles - basic	**3,231**	2,851	2,466
Diluting effects in Income before cumulative effects of changes in accounting principles	-	-	-
Income before cumulative effects of changes in accounting principles - diluted	**3,231**	2,851	2,466
Weighted average number of shares outstanding - basic	**1,022.1**	1,014.7	1,012.8
Dilutive effect of stock options	**5.2**	3.0	1.7
Weighted average number of shares outstanding - diluted	**1,027.3**	1,017.7	1,014.5
Earnings per share before cumulative effects of changes in accounting principle			
Basic	**3.16**	2.80	2.43
Diluted	**3.14**	2.80	2.43

Stock options to acquire 46.4 million, 65.7 million and 67.1 million of DaimlerChrysler ordinary shares that were issued in connection with the 2000 Stock Option Plan were not included in the computation of diluted earnings per share for 2006, 2005 and 2004, respectively, because the options' underlying exercise prices were higher than the average market prices of DaimlerChrysler ordinary shares in these periods.

36. Related Party Transactions

The Group purchases materials, supplies and services from numerous suppliers throughout the world in the ordinary course of business. These suppliers include companies in which the Group holds an ownership interest and companies that are affiliated with some members of the Supervisory Board or the Board of Management of DaimlerChrysler AG or its subsidiaries.

As described in more detail in Note 3, DaimlerChrysler has provided a number of guarantees with respect to Toll Collect, a joint venture in which DaimlerChrysler holds an equity interest of 45%. Furthermore, Mr. Bernhard Walter, a member of the Supervisory Board of DaimlerChrysler AG, is also a member of the Supervisory Board of Deutsche Telekom AG, one of the other investors in Toll Collect.

Dr. Mark Wössner, a member of DaimlerChrysler's Supervisory Board, received payments in 2006, 2005 and 2004 in the amount of €1 million, respectively, for the rental of premises to Westfalia Van Conversion GmbH, a wholly-owned subsidiary of Daimler-Chrysler.

DaimlerChrysler engages in commercial transactions with its equity investee EADS. The Group does not consider these transactions to be material either individually or in the aggregate. Mr. Bischoff and Mr. Lagardère are both members of the Supervisory Board of DaimlerChrysler AG, and are also co-chairmen of the Board of Directors of EADS.

From time to time, DaimlerChrysler Group companies may purchase goods and services (primarily advertising) from, and sell or lease vehicles or provide financial services to, Lagardère Group companies in the ordinary course of business. Arnaud Lagardère, who became member of the Supervisory Board in April 2005, is the general partner and Chief Executive Officer of Lagadère SCA, a publicly traded company and the ultimate parent company of the Lagardère Group.

The following represent transactions with DaimlerChrysler shareholders:

DaimlerChrysler incurred expenses of US $0.8 million in 2006 (2005: US $0.8 million; 2004: US $0.6 million) for advertising and related marketing activities with a US magazine. Earl G. Graves, a member of DaimlerChrysler's Supervisory Board and a shareholder of DaimlerChrysler AG, is the Chairman, Chief Executive Officer and sole stockholder of the magazine's ultimate parent company.

DaimlerChrysler Canada Inc. paid CAD0.8 million in 2006 (2005: CAD1.2 million) to a subsidiary of Mosaic Sales Solutions Holding Company for field marketing services. The chief executive officer of that company, Tony LaSorda, is the brother of Thomas LaSorda, a member of the Board of Management of DaimlerChrysler AG, who assumed responsibility for the Chrysler Group in September 2005.

37. Compensation of the Members of the Board of Management and the Supervisory Board and Further Additional Information

Compensation. The following information regarding the compensation of the members of the Board of Management and of the Supervisory Board is disclosed on an individual basis in the Compensation Report (see page 120).

The total compensation paid by Group related companies to the members of the Board of Management of DaimlerChrysler AG is calculated from the amount of compensation paid in cash and from benefits in kind. The latter primarily comprise the provision of company cars and the reimbursement of expenses for security precautions.

€7.5 million are paid as fixed, i.e. non-performance-related compensation, €9.2 million as short-term variable, i.e. short-term performance-related compensation, and €3.8 million as variable performance-related compensation with medium-term and long-term incentive effects that was granted in previous years and became due for payment in 2006. This totaled an amount of €20.5 million for the year 2006 (2005: €34.9 million, of which €9.3 million was fixed and €25.6 million was variable compensation).

In 2006, 276,160 phantom shares were granted to the members of the Board of Management from the long-term share-based compensation component (2005: 454,914 phantom shares). The granting in 2006 was made based on a value of €46.17 per phantom share. Before being paid out in the year 2010, the numbers of phantom shares may change, depending on internal and external performance targets and continuous activity in the Board of Management. Since payment continues to depend on the share price at the time of payment, this element of compensation will not be shown in the total compensation of the Board of Management until it is actually paid out in 2010. For detailed information on stock-based compensation programs, see Note 23.

In 2006, stock options granted in 2003 were exercisable. In this context, Members of the Board of Management exercised 148,000 stock options.

The service costs in connection with pension plans of the members of the Board of Management for the year 2006 amounted to €4.0 million.

The payments made in 2006 to former members of the Board of Management of DaimlerChrysler AG and their surviving dependant amount to €25.1 million (2005: €16.9 million). The total obligation as of December 31, 2006, to provide pension, retirement and similar benefits for the former members of the Board of Management and their surviving dependant was €255.4 million (2005: €292.9 million).

The compensation paid in 2006 to the members of the Supervisory Board of DaimlerChrysler AG for services in all capacities to the Group amounted to €2.1 million (2005: €2.0 million).

Except for the compensation paid to employee representatives within the Supervisory Board in accordance with their contracts of employment, no compensation was paid in 2005 and 2006 for services provided personally beyond the activities already disclosed separately, in particular for advisory or agency services.

As of December 31, 2006, no advances or loans existed to members of the Board of Management or Supervisory Board of DaimlerChrysler AG.

Transactions with related parties. For transactions with related parties, which are shareholders of DaimlerChrysler AG, see the last section of Note 36.

Third party companies. At December 31, 2006, Daimler-Chrysler was shareholder of a significant company that meet the criteria of a third party company according the German Corporate Governance Code:

Name of the company	Tata Motors Limited
Headquarters	Mumbai, India
Stake in % [1]	6.6
Equity in millions of € [2]	1,135
Net income in millions of € [2]	320

1 As of December 31, 2006
2 Based on national consolidated financial statements for the year ended March 31, 2006

38. Principal Accountant Fees

The fees billed by the independent auditors KPMG for professional services are comprised of:

		Year ended December 31,	
	2006	2005	2004
(in millions of €)			
Audit fees	62	42	39
Audit-related fees	4	11	14
Tax fees	3	5	6
All other fees	4	4	5
	73	62	64

39. Subsequent Events

On February 14, 2007, DaimlerChrysler announced the Chrysler Group's three-year "Recovery and Transformation Plan." This plan aims to return the Chrysler Group to profitability by 2008 and redesign the business model for the Chrysler Group. The plan identifies a combination of measures designed to increase revenues and reduce costs, including: continuation of the product offensive; workforce reductions by 13,000 employees over three years; reduction of material costs by €1.15 billion; and reduction in production capacity by 400,000 units per year by eliminating work shifts and idling plants. DaimlerChrysler expects these recovery measures to result in restructuring charges of up to €1 billion to be recognized in its financial statements in 2007, with a cash impact for the year 2007 of about €0.8 billion. The plan will be supported by investments of €2.3 billion in new engines, transmissions and axles.

Transition to International Financial Reporting Standards (IFRS)

EU regulation on the application of International Financial Reporting Standards (IFRS). In July 2002, the European Parliament and the European Council passed Regulation 1606/2002 on the application of IFRS. All publicly traded companies domiciled in an EU member state are obliged to prepare their consolidated financial statements in accordance with IFRS for financial years beginning on or after January 1, 2005. The member states are allowed, however, to defer the mandatory application of IFRS until 2007 for companies that are only listed with debt securities or that already apply internationally accepted standards for purposes of stock-exchange listings outside the European Union. The latter is applicable in particular for companies such as DaimlerChrysler that are listed on the New York Stock Exchange and therefore prepare their consolidated financial statements in accordance with US GAAP. In Germany, this deferment option was implemented in December 2004 within the context of the Financial Statements Law Reform Act (BilReG).

Transition to IFRS at DaimlerChrysler. Starting in 2007, financial disclosure will be based on IFRS financial statements, which will constitute the Group's primary accounting principles for external reporting and internal controlling. We will prepare and publish our first consolidated financial statements according to IFRS for financial year 2006 (including 2005 as a comparative period). The half-year financial statements and the year-end financial statements will each be supplemented by a reconciliation to US GAAP concerning the Group's equity capital and net profit/loss for the period.

IFRS as new basis for performance measures. The performance measures used by the Group will basically remain unchanged under IFRS. Value added and the performance measures derived therefrom, such as return on net assets (RONA), will continue to reflect the interests of our investors. Likewise, the distinction between Group level and divisional level, further differentiated into industrial business and Financial Services, will remain. However, definitions of individual performance measures will differ as a result of differences between the recognition and measurement rules of IFRS and US GAAP, as described below, and the methodological adjustments made. This applies, for example, to operating profit, which under IFRS will be replaced by EBIT (earnings before interest and taxes).

Effects of the differences between IFRS and US GAAP. In September 2002, the International Accounting Standards Board (IASB) and the US Financial Accounting Standards Board (FASB) included a "Short-term Convergence" project in their project plan with the goal of quickly eliminating a number of existing divergences. In the long term, IASB and FASB continue to pursue the goal of reducing or eliminating any remaining differences through joint projects and by coordinating future work programs. In addition, it was agreed that the respective interpretation committees would collaborate on convergence in terms of interpretation and application. DaimlerChrysler supports the ongoing convergence between IFRS and US GAAP. Although progress has already been made on the way to achieving a substantial reduction in the differences between the two systems, significant differences still exist. The number of differences between US GAAP and IFRS with a significant impact on our consolidated financial statements is low, and primarily the following areas are affected:

Research and development cost. Under US GAAP, with the exception of certain software development costs, all development costs are expensed as incurred in accordance with SFAS 2, "Accounting for research and development costs". Under IFRS, development costs are capitalized as intangible assets if the criteria set forth in IAS 38, "Intangible assets", are met. These capitalized costs are subsequently amortized on a straight-line basis over the expected useful lives of the products for which they were incurred, i.e. they become a part of the production costs of the vehicles in which the component for which such costs were incurred is used. Once these vehicles are sold, the amortization of development costs is included in "cost of sales" and not in "research and non-capitalized development costs".

Qualifying special-purpose entities (QSPE). DaimlerChrysler has entered into agreements to sell certain eligible receivables from financial services and trade receivables to Special Purpose Entities ("SPEs") on a continuing basis. Under IFRS, these SPEs are consolidated and thus included in the Group's consolidated financial statements, while under US GAAP these SPEs are considered Qualifying Special Purpose Entities in accordance with SFAS 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities", and are therefore not consolidated. As a result, under US GAAP, the transferred receivables are removed from the balance sheet, with a gain or loss recognized on the sale of the receivables.

Defined benefit pension plans and other postretirement benefit plans. In accordance with IFRS 1, "First-time Adoption of International Financial Reporting Standards", DaimlerChrysler elected not to apply the provisions of IAS 19, "Employee Benefits", on actuarial gains and losses retroactively to the period since its defined benefit plans were created. Accordingly, the net liabilities or net assets from defined benefit plans as of January 1, 2005 are based on the actuarially calculated projected benefit obligation, taking future salary increases into consideration (defined benefit obligation – DBO), less the market value of the plan assets and unrecognized prior service cost.

Due to the significance of actuarial losses not yet recognized, which are offset from retained earnings in the opening balance sheet, this effect resulting from the introduction of IFRS is likely to have the greatest impact on retained earnings within shareholders' equity. Until the end of financial year 2006, US GAAP required in certain circumstances the recognition of an additional pension liability and the related intangible asset and accumulated other comprehensive income/loss, respectively. IAS 19 does not account for a minimum pension liability. With the adoption of SFAS 158, "Employer's Accounting for Defined Benefit Pension and Other Postretirement Plans", the recognition of a minimum pension liability is eliminated. Also under SFAS 158, which was adopted as of December 31, 2006, the funded status of defined-benefit pension plans is recognized as an asset (over-funded plans) or liability (under-funded plans) in the sponsor's balance sheet with respective adjustments in accumulative other comprehensive income/loss. The adoption of SFAS 158 leads to a reduction in the reconciling amount between US GAAP and IFRS in Group equity. Under IAS 19, unlike with SFAS 158, current actuarial gains/losses and prior service cost continue to remain unrecognized in the sponsor's balance sheet but are disclosed in the notes to financial statements. Plan amendments are recognized earlier under IFRS (immediately for vested benefits and until vested for not yet vested benefits).

Adjustment of EADS impairment. In 2003, DaimlerChrysler determined that the decline in fair value below the carrying value of its investment in EADS was other than temporary and reduced the carrying value to its market value. The amount of the impairment was determined using the quoted market price. Under IFRS, the net realizable value must be determined as the higher of quoted market price (fair value less cost to sell) and the value in use. Accordingly, the Group had not impaired the investment under IFRS because the value in use was higher than the carrying amount at the time the impairment loss was recognized under US GAAP, resulting in a reconciling amount in stockholders' equity in the IFRS opening balance sheet.

DaimlerChrysler Worldwide

	Mercedes Car Group	Chrysler Group	Truck Group	Sales Organization Automotive Businesses	Financial Services	Van, Bus, Other
Europe						
Production locations	10	-	7	-	-	12
Sales outlets	-	-	-	5,634	72	-
Revenues in millions of €	33,692	3,024	11,365	-	6,373	9,186
Employees	88,622	242	30,004	40,950	4,355	32,600
NAFTA						
Production locations	1	30	13	-	-	4
Sales outlets	-	-	-	4,866	28	-
Revenues in millions of €	12,324	41,675	11,984	-	10,102	1,936
Employees	4,012	79,568	25,585	2,463	5,142	3,174
Latin America (excluding Mexico)						
Production locations	1	2	2	-	-	3
Sales outlets	-	-	-	583	10	-
Revenues in millions of €	229	716	1,729	-	154	888
Employees	1,025	921	10,320	-	273	3,154
Africa						
Production locations	1	1	1	-	-	-
Sales outlets	-	-	-	274	1	-
Revenues in millions of €	1,373	180	726	-	237	594
Employees	5,337	-	1,020	-	480	-
Asia						
Production locations	4	1	6	-	-	1
Sales outlets	-	-	-	1,201	12	-
Revenues in millions of €	6,074	539	5,195	-	124	278
Employees	347	4	16,302	2,386	268	472
Australia/Oceania						
Production locations	-	-	-	-	-	-
Sales outlets	-	-	-	246	4	-
Revenues in millions of €	796	202	506	-	141	167
Employees	-	-	6	1,153	200	-

Note: Unconsolidated revenues of each division (segment revenues).

Ten-Year Summary

	1997	1998	1999	2000	2001	2002	2003	2004	2005	2006
Amounts in millions of €										
From the statements of income:										
Revenues	116,057	130,122	148,243	160,278	150,422	147,408	136,437	142,059	149,776	**151,589**
Personnel expenses	23,370	25,033	26,158	26,500	25,095	24,163	24,287	24,216	25,731	**24,800**
thereof: Wages and salaries	18,656	19,982	21,044	21,836	20,073	19,701	18,897	18,750	19,750	**18,625**
Research and development expenditure	6,364	6,540	7,438	7,241	5,848	5,942	5,571	5,658	5,649	**5,331**
Operating profit (loss)	6,230	8,593	11,012	9,752	(1,346)	6,827	5,686	5,754	5,185	**5,517**
Operating margin	5.4%	6.6%	7.4%	6.1%	(0.9%)	4.6%	4.2%	4.1%	3.5%	**3.6%**
Financial income	594	493	278	110	131	2,746	(2,792)	(1,077)	217	**616**
Income (loss) before income taxes and extraordinary items	5,995	7,697	9,473	4,280	(1,703)	6,439	596	3,535	3,438	**3,993**
Net operating income	4,946	5,829	6,552	8,796	332	6,116	1,467	3,165	3,635	**3,914**
Net operating income as % of net assets (RONA)	10.9%	11.6%	12.3%	14.8%	0.5%	9.4%	2.5%	5.7%	6.6%	**6.9%**
Net income (loss)	6,547	4,820	5,746	7,894	(593)	5,098	448	2,466	2,846	**3,227**
Net income (loss) per share (€)	4.28[1]	5.03	5.73	7.87	(0.59)	5.06	0.44	2.43	2.80	**3.16**
Diluted net income (loss) per share (€)	4.21[1]	4.91	5.69	7.80	(0.59)	5.03	0.44	2.43	2.80	**3.14**
Total dividend	-	2,356	2,358	2,358	1,003	1,519	1,519	1,519	1,527	**1,542**
Dividend per share (€)	-	2.35	2.35	2.35	1.00	1.50	1.50	1.50	1.50	**1.50**
Dividend including tax credit[2] per share (€)	-	3.36	3.36	3.36	-	-	-	-	-	-

	1997	1998	1999	2000	2001	2002	2003	2004	2005	2006
From the balance sheets:										
Property, plant and equipment	28,558	29,532	36,434	40,145	41,180	36,285	32,933	34,017	36,739	**34,021**
Leased equipment	11,092	14,662	27,249	33,714	36,002	28,243	24,385	26,711	34,238	**36,958**
Current assets	68,244	75,393	93,199	99,852	103,414	104,104	103,881	105,188	109,213	**101,934**
thereof: Liquid assets	17,325	19,073	18,201	12,510	14,536	12,439	14,296	11,666	12,647	**13,121**
Total assets	124,831	136,149	174,667	199,274	207,616	187,527	178,450	182,872	201,632	**190,022**
Stockholders' equity	27,960	30,367	36,060	42,422	38,928	35,076	34,486	33,522	36,449	**34,155**
thereof: Capital stock	2,391	2,561	2,565	2,609	2,609	2,633	2,633	2,633	2,647	**2,673**
Accrued liabilities	36,007	35,057	38,211	36,972	42,476	43,995	39,544	41,938	46,682	**46,261**
Liabilities	54,313	62,527	90,560	109,661	115,337	99,883	95,745	97,935	104,576	**100,027**
thereof: Financial liabilities	34,375	40,430	64,488	84,783	91,395	78,824	75,311	76,270	80,932	**78,518**
Debt-to-equity ratio	123%	133%	179%	200%	235%	225%	218%	228%	222%	**230%**
Mid- and long-term provisions and liabilities	45,953	47,601	55,291	75,336	87,814	79,778	73,422	72,192	78,784	**79,823**
Short-term provisions and liabilities	50,918	58,181	83,315	81,516	80,874	72,673	70,542	77,158	86,399	**76,045**
Current ratio	85%	79%	66%	67%	64%	72%	74%	67%	65%	**72%**
Net assets (annual average)	45,252	50,062	53,174	59,496	66,094	65,128	59,572	55,885	55,301	**56,744**

	1997	1998	1999	2000	2001 [1]	2002 [1]	2003 [1]	2004 [1]	2005	2006
Amounts in millions of €										
From the statements of cash flows:										
Investments in property, plant and equipment	8,051	8,155	9,470	10,392	8,896	7,145	6,614	6,386	6,580	**5,938**
Investments in leased equipment	7,225	10,245	19,336	19,117	17,951	17,704	15,604	17,678	20,236	**24,493**
Depreciation of property, plant and equipment	5,683	4,937	5,655	6,645	7,580	6,385	5,841	5,498	6,039	**7,596**
Depreciation of leased equipment	1,456	1,972	3,315	6,487	7,254	7,244	5,579	5,445	6,341	**7,563**
Cash provided by operating activities [3]	12,337	16,681	18,023	16,017	15,944	15,909	13,826	11,060	12,353	**14,016**
Cash used for investing activities [3]	(14,530)	(23,445)	(32,110)	(32,709)	(13,287)	(10,839)	(13,608)	(16,682)	(11,222)	**(14,581)**

From the stock exchanges:										
Share price at year-end Frankfurt (€)	-	83.60	77.00	44.74	48.35	29.35	37.00	35.26	43.14	**46.80**
New York (US $)	-	96.06	78.25	41.20	41.67	30.65	46.22	48.05	51.03	**61.41**
Average shares outstanding (in millions)	949.3	959.3	1,002.9	1,003.2	1,003.2	1,008.3	1,012.7	1,012.8	1,014.7	**1,022.1**
Average diluted shares outstanding (in millions)	968.2	987.1	1,013.6	1,013.9	1,003.2	1,013.9	1,012.7	1,014.5	1,017.7	**1,027.3**

Rating:										
Credit rating, long-term										
Standard & Poor's	-	A+	A+	A	BBB+	BBB+	BBB	BBB	BBB	**BBB**
Moody's	-	A1	A1	A2	A3	A3	A3	A3	A3	**Baa1**
Fitch	-	-	-	-	-	-	BBB+	BBB+	BBB+	**BBB+**
Dominion Bond	-	-	-	-	-	-	A (low)	A (low)	A (low)	**A (low)**

Average annual number of employees	421,661	433,939	463,561	449,594	379,544	370,677	370,684	379,019	386,465	**365,753**

1 Excluding one-time positive tax effects, especially due to extra distribution of €10.23 per share.
2 For our stockholders who are taxable in Germany. There is no tax credit from 2001 due to a change in the corporate income tax system.
3 Periods before 2002 not adjusted for the effects of inventory-related receivables from Financial Services.

Glossary

Code of Ethics. The DaimlerChrysler Code of Ethics applies to the members of the Board of Management and persons who have a significant responsibility for the contents of financial disclosure. The regulations contained in the Code are designed to avoid misconduct and to ensure ethical behavior and the correct disclosure of information on the Group.

Compliance. Compliance means adhering not only to applicable law, but also to the standards of ethical behavior as defined by DaimlerChrysler and to the principles of corporate culture and good business practice.

Consolidated Group. The consolidated Group is the total of all those companies that are consolidated, i.e. fully consolidated companies and companies consolidated using the equity method.

Corporate governance. The term corporate governance applies to the proper management and monitoring of a company. The structure of corporate governance at DaimlerChrysler AG is determined by Germany's Stock Corporation Act, Codetermination Act and capital-market legislation, as well as international capital-market laws and stock-exchange listing regulations.

Cost of capital. The cost of capital is the product of the average capital invested and the cost-of-capital rate. The cost-of-capital rate is derived from the investors' required rate of return (see page 47).

CSR – corporate social responsibility. A collective term for the social responsibility assumed by companies, including economic, ecological and social aspects.

Equity method. Accounting and valuation method for shareholdings in associated companies and joint ventures, as well as subsidiaries that are not fully consolidated.

Fair value. The amount for which an asset or liability could be exchanged in an arm's length transaction between knowledge able and willing parties who are independent of each other.

Goodwill. Goodwill is the term for the amount by which the price paid for a company exceeds the value of the shareholders' equity of that company when its assets and liabilities are valued at current market value.

IFRS – International Financial Reporting Standards. IFRS are a set of standards and interpretations for companies' financial accounting and reporting developed by an independent private-sector committee, the International Accounting Standards Board (IASB). DaimlerChrysler will prepare and disclose its first consolidated financial statements according to IFRS for financial year 2006 (see page 211).

Integrity Code. Our Integrity Code has been in use since 1999 and was revised and expanded in 2003. It sets out a binding framework for the actions of all our employees worldwide.

Net assets. Net assets represent the capital employed by the Group and the industrial divisions. The relevant capital basis for Financial Services is equity capital (see page 47).

Net operating income. Net operating income is the operational profit measure after taxes and the relevant parameter for measuring the Group's operating performance.

Operating profit. Operating profit is the operational profit measure before taxes (see page 43).

Index

Rating. An assessment of a company's creditworthiness issued by rating agencies.

ROE - return on equity. For the financial services business, return on investment is measured by means of ROE (return on equity). ROE is defined as a quotient of operating profit and shareholders' equity.

RONA - return on net assets. For the Group as a whole and for the industrial divisions, return on investment is measured by means of RONA (return on net assets). RONA is defined as a quotient of net operating income (for the Group) or operating profit (for the industrial divisions) and net assets (see page 48).

Sarbanes-Oxley Act. The Sarbanes-Oxley Act was passed in the United States in 2002. This new law resulted in additional regulations for the protection of investors, including greater responsibility for management and the audit committee. In particular, requirements concerning the accuracy and completeness of published financial information have become stricter, and disclosure and auditing duties have been expanded.

US GAAP - United States Generally Accepted Accounting Principles. The principles of accounting, evaluation and disclosure that are generally followed in the United States and which are applied by DaimlerChrysler.

Value at risk. Measures the potential future loss (related to market value) for a given portfolio in a certain period and for which there is a certain probability that it will not be exceeded.

Value added. Value added indicates the extent to which the operational profit measure exceeds the cost of capital. When value added is positive, return on net assets is higher than the cost-of-capital (see page 47).

International Representative Offices

Berlin
Phone +49 30 2594 1100
Fax +49 30 2594 1109

Bangkok
Phone +66 2676 6222
Fax +66 2676 5234

Beijing
Phone +86 10 6590 6227
Fax +86 10 6590 6337

Bratislava
Phone +42 1 2492 94477
Fax +42 1 2492 94470

Brussels
Phone +32 2 23311 33
Fax +32 2 23311 80

Budapest
Phone +36 1 451 2233
Fax +36 1 451 2201

Buenos Aires
Phone +54 11 4808 8788
Fax +54 11 4808 8705

Cairo
Phone +20 2 529 9120
Fax +20 2 529 9105

Caracas
Phone +58 241 613 2540
Fax +58 241 613 2462

Copenhagen
Phone +45 3378 5522
Fax +45 3378 5525

Dubai
Phone +97 14 8833 200
Fax +97 14 8833 201

Ho Chi Minh-City
Phone +848 8959 100
Fax +848 8958 714

Hong Kong
Phone +86 10 6598 3388
Fax +86 10 6590 6265

Istanbul
Phone +90 212 482 3520
Fax +90 212 482 3521

Jakarta
Phone +62 21 8689 9100
Fax +62 21 8689 9611

Kifissia
Phone +30 210 629 6700
Fax +30 210 629 6710

Kuala Lumpur
Phone +603 2246 8811
Fax +603 2246 8812

Madrid
Phone +34 91 484 6161
Fax +34 91 484 6019

Melbourne
Phone +61 39 566 9104
Fax +61 39 566 9110

Mexico City
Phone +52 55 5081 7313
Fax +52 55 5081 7479

Milton Keynes
Phone +44 190 8245 800
Fax +44 190 8245 802

Moscow
Phone +7 495 745 2616
Fax +7 495 745 2614

New Delhi
Phone +91 20 2750 5800
Fax +91 20 2750 5951

Paris
Phone +33 1 39 23 5400
Fax +33 1 39 23 5442

Praha
Phone +42 0 2710 77700
Fax +42 0 2710 77702

Pretoria
Phone +27 12 677 1502
Fax +27 12 666 8191

Rome
Phone +39 06 4144 2405
Fax +39 06 4121 9097

São Paulo
Phone +55 11 4173 7171
Fax +55 11 4173 7118

Seoul
Phone +82 2 2112 2555
Fax +82 2 2112 2644

Singapore
Phone +65 6849 8321
Fax +65 6849 8493

Skopje
Phone +389 2 2580 000
Fax +389 2 2580 401

Sofia
Phone +359 2 919 8811
Fax +359 2 945 4014

Taipei
Phone +886 2 2715 9696
Fax +886 2 2719 2776

Teheran
Phone +98 21 204 6047
Fax +98 21 204 6126

Tel Aviv
Phone +972 9 957 9091
Fax +972 9 957 6872

Tokyo
Phone +81 3 5572 7172
Fax +81 3 5572 7126

Utrecht
Phone +31 3024 7 1259
Fax +31 3024 7 1610

Warsaw
Phone +48 22 312 7200
Fax +48 22 312 7201

Washington, D.C.
Phone +1 202 414 6756
Fax +1 202 414 6729

Windsor, Ontario
Phone +1 519 973 2201
Fax +1 519 973 2950

Zagreb
Phone +385 1 344 1251
Fax +385 1 344 1258

Internet/Information/Addresses

Information on the Internet. Special information on our shares and earnings developments can be found in the "Investor Relations" section of our website. It includes the Group's annual and interim reports, the company financial statements of DaimlerChrysler AG, and reports to the US Securities and Exchange Commission (SEC) for all the financial years since 1998. You can also find topical reports, presentations, an overview of various performance measures, information on the share price, and other services.

www.daimlerchrysler.com/investors

Publications for our shareholders:
- Annual Report (German, English)
- Form 20-F (English)
- Interim Reports for the 1st, 2nd and 3rd quarters (German, English)
- Sustainability Reports (Facts and Magazine) (German, English)

www.daimlerchrysler.com/ir/reports

The financial statements of DaimlerChrysler AG prepared in accordance with German GAAP were audited by KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft, Wirtschaftsprüfungsgesellschaft, and an unqualified opinion was rendered thereon. These financial statements are filed with the operator of the electronic version of the German Federal Gazette and published in the electronic version of the German Federal Gazette.

The aforementioned publications can be requested from:
DaimlerChrysler AG, Investor Relations, HPC 0324
70546 Stuttgart, Germany

The documents can also be ordered by phone or fax using the following number: +49 711 17 92287

DaimlerChrysler AG
70546 Stuttgart
Phone +49 711 17 0
Fax +49 711 17 22244
www.daimlerchrysler.com

DaimlerChrysler Corporation
Auburn Hills, MI 48326-2766, USA
Phone +1 248 576 5741

Investor Relations
Stuttgart
Phone +49 711 17 92261
+49 711 17 95256
+49 711 17 95277
Fax +49 711 17 94109
+49 711 17 94075

Auburn Hills
Phone +1 248 512 2812
Phone +1 248 512 2923
Fax +1 248 512 2912

E-mail ir.dcx@daimlerchrysler.com

Financial Calendar 2007

Annual Press Conference
February 14, 2007
3.30 p.m. CET / 9.30 a.m. EST,
Technology Center, Auburn Hills

Analysts' and Investors' Conference Call
February 14, 2007
6.30 p.m. CET / 12.30 a.m. EST

Presentation of the Annual Report 2006
February 27, 2007

Annual Meeting
April 4, 2007
10 a.m. CEST / 4:00 a.m. EST
Messe Berlin

Interim Report Q1 2007
April 26, 2007

Interim Report Q2 2007
July 26, 2007

Interim Report Q3 2007
October 25, 2007


DaimlerChrysler
Stuttgart, Germany
Auburn Hills, USA
www.daimlerchrysler.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DaimlerChrysler AG

By: ppa. Robert Köthner

Name: Robert Köthner
Title: Vice President
Chief Accounting Officer

By: i.V. Silvia Nierbauer

Name: Silvia Nierbauer
Title: Director

Date: March 14, 2007

END